As filed with the Securities and Exchange Commission on October 3, 2019.

Registration No. 333-234036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Grocery Outlet Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	5411	47-1874201
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5650 Hollis Street

Emeryville, California 94608

(510) 845-1999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Pamela B. Burke

Chief Administrative Officer, General Counsel and Secretary

Grocery Outlet Holding Corp.

5650 Hollis Street

Emeryville, California 94608

(510) 845-1999

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

William B. Brentani Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 Tel: (650) 251-5000 Fax: (650) 251-5002	Bruce K. Dallas Alan F. Denenberg Emily Roberts Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Tel: (650) 752-2000 Fax: (650) 752-3622

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common stock, $0.001 par value per share	14,950,000	$34.48	$515,476,000.00	$66,908.79

(1)	Includes 1,950,000 shares that the underwriters have the option to purchase. See “Underwriting.”
(2)

Estimated solely for the purpose of computing the amount of the registration fee. In accordance with Rule 457(c) under the Securities Act of 1933, as amended, the maximum price per share and maximum aggregate offering price are based on the average of the $34.99 (high) and $33.96 (low) sale price of the registrant’s common stock as reported on The Nasdaq Global Select Market on September 30, 2019, which date is within five business days prior to filing this Registration Statement.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 3, 2019

PROSPECTUS

13,000,000 Shares

Common Stock

This is a public offering of shares of common stock of Grocery Outlet Holding Corp.

The selling stockholders identified in this prospectus are offering 13,000,000 shares of our common stock. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed and traded on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “GO.” On October 2, 2019, the last reported sale price of our common stock on Nasdaq was $33.01 per share.

Investing in the common stock involves risks that are described in the “Risk Factors ” section beginning on page 17 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to selling stockholders	$	$
(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,950,000 shares from the selling stockholder affiliated with Hellman & Friedman LLC at the public offering price less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                    , 2019.

BofA Merrill Lynch	Morgan Stanley	Deutsche Bank Securities	Jefferies

Barclays	Goldman Sachs & Co. LLC	Guggenheim Securities	UBS Investment Bank	Cowen

Telsey Advisory Group	Drexel Hamilton	Penserra Securities LLC

The date of this prospectus is                    , 2019.

With Grocery Outlet’s amazingly low prices on name-brand items, there’s no telling how good you’ll feel. We love brands. Like, really love them. That’s why we work hard every bring our customers the brands they love at prices that are nothing pure bliss. In fact, we’ve been helping customers save big since 1946.

Neighborhood
FAVORITE
NOSH
Natural Organic Specialty Healthy
GROCERY OUTLET
bargain market
OMG
Oakland
More Cheese
FOR LESS Cheddar
What a
DEAL
Wow!
40-70%
PRICES BELOW
CONVENTIONAL RETAILERS
15
CONSECUTIVE YEARS
OF COMPARABLE
STORE SALES GROWTH
10%
STORE COUNT CAGR
SINCE 2015
4.2%
AVERAGE COMPARABLE
STORE SALES GROWTH
SINCE 2015
$2.3B
2018 SALES
OVER
300
STORES
GROCERY
OUTLET
bargain market
Yes, WE'RE
LOCAL

15 CONSECUTIVE YEARS 10% OF COMPARABLE STORE SALES GROWTH STORE COUNT CAGR SINCE 2015 40-70% PRICES BELOW CONVENTIONAL RETAILERS *On name-brand, sourced products. opportunistically 4.2% AVERAGE COMPARABLE STORE SALES GROWTH SINCE 2015 $2.3B 2018 SALES 300 OVER STORES

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses that we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: We, the selling stockholders and the underwriters have not done anything that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus and the information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unless otherwise indicated in this prospectus, references to the “Company,” “we,” “us” and “our” refer to Grocery Outlet Holding Corp. and its consolidated subsidiaries. References to “underwriters” refer to the firms listed on the cover page of this prospectus. References to the fiscal years 2015, 2016, 2017 and 2018 refer to the fiscal years ended January 2, 2016, December 31, 2016, December 30, 2017 and December 29, 2018, respectively. References to the first half 2018 and the first half 2019 refer to the 26 weeks ended June 30, 2018 and June 29, 2019, respectively.

Our Company

We are a high-growth, extreme value retailer of quality, name-brand consumables and fresh products sold through a network of independently operated stores. Each of our stores offers a fun, treasure hunt shopping experience in an easy-to-navigate, small-box format. An ever-changing assortment of “WOW!” deals, complemented by everyday staple products, generates customer excitement and encourages frequent visits from bargain-minded shoppers. Our flexible buying model allows us to offer quality, name-brand opportunistic products at prices generally 40% to 70% below those of conventional retailers. Entrepreneurial independent operators (“IOs”) run our stores and create a neighborhood feel through personalized customer service and a localized product offering. This differentiated approach has driven 15 consecutive years of positive comparable store sales growth.

Our founder, Jim Read, pioneered our opportunistic buying model in 1946 and subsequently developed the IO selling approach, which harnesses individual entrepreneurship and local decision-making to better serve our customers. Underlying this differentiated model was a mission that still guides us today: “Touching Lives for the Better.” Since 2006, the third generation of Read family leadership has advanced this mission and accelerated growth by strengthening our supplier relationships, introducing new product categories and expanding the store base from 128 to 330 stores across the West Coast and Pennsylvania. These efforts have more than tripled sales from approximately $640 million in 2006 to $2.3 billion in 2018, representing an 11% compound annual growth rate (“CAGR”). Our passionate, founding family-led management team remains a driving force behind our growth-oriented culture.

Our differentiated model for buying and selling delivers a “WOW!” shopping experience, which generates customer excitement, inspires loyalty and supports profitable sales growth:

•

How we buy: We source quality, name-brand consumables and fresh products opportunistically through a large, centralized purchasing team that leverages long-standing and actively managed supplier relationships to acquire merchandise at significant discounts. Our speed and efficiency in responding to supplier needs, combined with our specialized supply chain capabilities and flexible merchandising strategy, enhance our access to discounted products and allow us to turn inventory quickly and profitably. Our buyers proactively source on-trend products based on changing consumer preferences, including a wide selection of Natural, Organic, Specialty and Healthy (“NOSH”) products. We also source everyday staple products to complement our opportunistic offerings. We purchase over 85,000 stock keeping units (“SKUs”) from approximately 1,500 suppliers annually. Each store offers a curated and ever-changing assortment of approximately

5,000 SKUs, creating a “buy now” sense of urgency that promotes return visits and fosters customer loyalty.

•

How we sell: Our stores are independently operated by entrepreneurial small business owners who have a relentless focus on selecting the best products for their communities, providing personalized customer service and driving improved store performance. Unlike a store manager of a traditional retailer, IOs are independent businesses and are responsible for store operations, including ordering, merchandising and managing inventory, marketing locally and directly hiring, training and employing their store workers. IOs initially contribute capital to establish their business and share store-level gross profits with us. These factors both align our interests and incentivize IOs to aggressively grow their business to realize substantial financial upside. This combination of local decision-making supported by our purchasing scale and corporate resources results in a “small business at scale” model that we believe is difficult for competitors to replicate.

Our value proposition has broad appeal with bargain-minded customers across all income levels, demographics and geographies. Customers visited our stores over 85 million times in 2018 with the average customer shopping twice per month and spending over $25 per transaction. We believe that our sustained focus on delivering ever-changing “WOW!” deals within a fun, treasure hunt shopping environment has generated strong customer loyalty and brand affinity. This customer enthusiasm is evidenced by our high scores on surveys designed to measure customer experience of our brand and 11 consecutive years of positive comparable store traffic growth. We believe that our broad customer appeal supports significant new store growth opportunities, and we plan to continue to expand our reach to additional customers and geographies across the United States.

Our stores have performed well across all economic cycles, as demonstrated by our 15 consecutive years of positive comparable store sales growth and consistent gross margins of between 30.1% and 30.8% since 2010.(1) In fact, our value proposition attracts even more customers in periods of economic uncertainty as evidenced by our average 13.5% comparable store sales growth during the recessionary economic conditions experienced in 2008 and 2009. Our model is also insulated from store labor-related variability because IOs directly employ their store workers. The result is lower corporate fixed costs, providing further protection in the event of an economic downturn.

15 Consecutive Years of Positive Comparable Store Sales Growth (2004 – 2018) (1)

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business—Comparable Store Sales” and “—Gross Profit and Gross Margin.”

Following the 2014 H&F Acquisition (as defined below), we made significant infrastructure investments and have continued to grow our business, as evidenced by the following achievements since 2015 through fiscal 2018:

•	Expanded our store count from 237 to 316 (as of December 29, 2018), a CAGR of 10.1%

•	Grown comparable store sales at an average annual rate of 4.2%

•	Increased sales from $1.6 billion to $2.3 billion, a CAGR of 12.0%

•	Maintained consistent gross margins of between 30.2% and 30.6% on an annual basis

•	Increased net income from $4.8 million to $15.9 million, a CAGR of 49.3%

•	Increased adjusted EBITDA from $108.2 million to $153.6 million, a CAGR of 12.4%

Store count	Sales ($MM) (1)	Net income ($MM) (2)	Adjusted EBITDA ($MM) (3)

(1)	For the 26 weeks ended June 29, 2019, our sales were $1.3 billion.
(2)	For the 26 weeks ended June 29, 2019, we recorded a net loss of $6.9 million.
(3)	For the 26 weeks ended June 29, 2019, our adjusted EBITDA was $84.1 million.

Our Competitive Strengths

We believe that the following competitive strengths are key drivers of our current success and position us for continued growth:

•

Powerful Customer Value Proposition Supported by a “WOW!” Experience. Delivering thrilling “WOW!” deals to our customers is a cornerstone of our business. We offer customers quality, name-brand consumables and fresh products at deep discounts in a fun, treasure hunt shopping environment. Our product offering is ever-changing with a constant rotation of opportunistic products, complemented by an assortment of competitively priced everyday staples across grocery, produce, refrigerated and frozen foods, beer and wine, fresh meat and seafood, general merchandise and health and beauty care. A typical Grocery Outlet basket is priced approximately 40% lower than conventional grocers and approximately 20% lower than the leading discounters. Our stores are convenient, easy to navigate and require neither membership fees nor bulk purchases for customers to save money. Upon entering a store, customers encounter a curated selection of fresh produce and perishables, complemented by a “Power Wall” showcasing many of our most exciting “WOW!” offerings. Our stores have wide aisles, clear signage and a high level of customer service. Upon checkout, a cashier “circles the savings” on each customer’s receipt, which reinforces the compelling value that we provide.

•	Flexible Sourcing and Distribution Model That Is Difficult to Replicate. Our flexible sourcing and distribution model differentiates us from traditional retailers and allows us to provide customers quality, name-brand products at exceptional values. As strong stewards of our suppliers’ brands, we are a preferred partner with a reputation for making rapid decisions, purchasing significant volumes and creatively solving suppliers’ inventory challenges to arrive at “win-win” outcomes. We take advantage of opportunities to acquire merchandise at substantial discounts that regularly arise from order cancellations, manufacturer overruns, packaging changes and approaching “sell-by” dates. We supplement our “WOW!” deals with everyday staples in order to provide a convenient shopping experience. Our buying strategy is deliberately flexible, which allows us to react to constantly changing opportunities. With over 60 people, our centralized sourcing team has deep experience and decades-long relationships with leading consumer packaged goods (“CPG”) companies. Our team is highly selective when evaluating the growing number of opportunities available to us and maintains a disciplined yet solutions-oriented approach. We buy from approximately 1,500 suppliers annually, with no supplier representing more than 5% of sales, and benefit from an average relationship of 30 years with our top 15 suppliers. Our specialized model is supported by a supply chain designed to quickly and efficiently deliver an ever-changing assortment of products to store shelves.

•

Independent Operators Who Are the Foundation of Our “Small Business at Scale” Model. Our stores are independent business entities operated by entrepreneurial small business owners who have a relentless focus on ordering and merchandising the best products for their communities, providing personalized customer service and driving improved store performance. We generally share 50% of store-level gross profits with IOs, thereby incentivizing them to aggressively grow their business and realize substantial financial upside. IOs leverage our national purchasing scale, sophisticated ordering and information systems and field support in order to operate more efficiently. This combination of local decision-making supported by our purchasing scale and corporate resources results in a “small business at scale” model that we believe is difficult for competitors to replicate. The vast majority of the IOs operate a single store, with most working as two-person teams, and, on average, have been operating their stores for more than five years. We encourage the IOs to establish local roots and actively participate in their communities to foster strong personal connections with customers. The IOs select approximately 75% of their merchandise based on local preferences, providing a unique assortment tailored to their community. Our collaborative relationship with the IOs creates a powerful selling model allowing us to deliver customers exceptional value with a local touch.

•

Proven and Consistent New Store Economics. Our new stores have generated robust store-level financial results, strong cash flow and attractive returns. Our highly flexible, small-box format of 15,000 to 20,000 total square feet has been successful across geographic regions, population densities and demographic groups, and has proved resilient to competitive entries from discounters and conventional retailers alike. On average, our stores achieve profitability during the first year of operations, reach maturity in four to five years and realize a payback on investment within four years. We have doubled our store count since 2011 and, on average, our stores opened during this time period with at least four years of operating history have produced year-four cash-on-cash returns of over 40%, outperforming our underwriting hurdles. We believe that our broad customer appeal, differentiated value proposition and the predictable financial performance of our stores across vintages provide a high degree of visibility into the embedded earnings growth from our recently opened stores.

•

Value-Oriented Brand Aligned with Favorable Consumer Trends. We believe that consumers’ search for value is the new normal in retail. The success of off-price retailers represents a secular consumer shift toward value as a leading factor in purchasing decisions. Moreover, as Millennials mature and Baby Boomers age, they are increasingly focused on value, driving shopper traffic towards the deep discount channel. According to published research, between 1988 and 2016, traditional grocery retailers ceded over 45 percentage points of market share to non-traditional grocery stores, including convenience stores, wholesale clubs, supercenters, dollar stores, drug stores and discounters. These trends have continued even after the completion of recessionary cycles, indicating that value remains a leading factor in consumers’ retail purchasing decisions despite the return of stronger economic conditions. According to the National Retail Federation, 89% of all shoppers across geographies, household incomes, genders and age demographics, shop at discount retailers, including off-price, dollar, outlet and discount grocery stores. We have spent decades building our IO and opportunistic purchasing models to offer deep discounts in a customer-friendly store environment, which enables us to take advantage of this ongoing preference for value.

•

Collaborative Company Culture Provides the Foundation for Continued Success. One of our key competitive advantages is our culture of family and community values, grounded in integrity, entrepreneurship, performance and collaboration. We have been dedicated to our mission of “Touching Lives for the Better” since our inception. Our passion and commitment are shared by team members throughout the entire organization, from the IOs and their employees to our distribution centers and corporate offices. We are a third-generation, family-run business led by CEO Eric Lindberg and Vice Chairman MacGregor Read. Both Messrs. Lindberg and Read have been with Grocery Outlet for over 20 years and have instilled a “servant leadership” mentality that empowers employees and IOs and forms the basis of our highly collaborative culture. These values are shared by a seasoned and cohesive management team with an average of 22 years of retail industry experience and a focus on consistent, long-term growth.

Our Growth Strategies

We plan to continue to drive sales growth and profitability by maintaining a relentless focus on our value proposition and executing on the following strategies:

•

Drive Comparable Sales Growth. We expect that our compelling value proposition will continue to attract new customers, drive repeat visits, increase basket sizes and, as a result, generate strong comparable store sales growth. We plan to:

•

Deliver More “WOW!” Deals and Expand Our Offerings. We intend to drive incremental traffic and increase our share of wallet by further leveraging our purchasing model. We continue to deepen existing and develop new supplier relationships to ensure that we are the preferred partner and the first call for opportunistic inventory. As a result, we believe there is a significant opportunity to source and offer more “WOW!” deals within existing and new product categories, thereby offering greater value and variety to customers. For example, in response to growing consumer preferences for fresh and healthy options, we have grown NOSH primarily through opportunistic purchasing to represent over 15% of our current product mix. More recently, we have expanded our offerings to include fresh seafood and grass-fed meat in order to increase sales to existing and new customers.

•

Support IOs in Enhancing the “WOW!” Customer Experience. We continue to implement operational initiatives to support IOs in enhancing the customer experience. We develop and improve tools that provide IOs with actionable insights on sales, margin and customer behavior, enabling them to further grow their business. Our recently enhanced inventory planning tools help IOs make better local assortment decisions while reducing out-of-stock items and losses related to product markdowns, throwaways and theft (“shrink”). We also regularly deploy updated fixtures, signage and enhanced in-store marketing to further improve the shopping experience, which we believe results in higher customer traffic and average basket sizes.

•

Increase Customer Awareness and Engagement. Our marketing strategy is focused on growing awareness, encouraging new customers to visit our stores and increasing engagement with all bargain-minded consumers. Our recent emphasis on digital marketing is enabling us to deliver specific and real-time information to our customers about the most compelling “WOW!” deals at their local store. We have over one million email subscribers in our database, most of whom receive daily and weekly “WOW! Alerts.” Along with the IOs, we have begun to utilize social media to increase our brand affinity and interact with customers more directly on a daily basis. Looking forward, we see an opportunity to further personalize our digital communications to both increase engagement with our existing customers and introduce new customers to our stores. We will continue to supplement our digital marketing with traditional print and broadcast advertising including through our new marketing campaign, “Welcome to Bargain Bliss.”

•

Execute on Store Expansion Plans. We believe the success of our stores across a broad range of geographies, population densities and demographic groups creates a significant opportunity to profitably increase our store count. Our new stores typically require an average net cash investment of approximately $2.0 million and realize a payback on investment within four years. In 2018, we opened 26 new stores and expect to open 32 new stores in 2019. Based on our experience, in addition to research conducted by eSite Analytics, we believe there is an opportunity to establish over 400 additional locations in the states in which we currently operate and approximately 1,600 additional locations when neighboring states are included. Our goal is to expand our store base by approximately 10% annually by penetrating existing and contiguous regions. Over the long term, we believe the market potential exists to establish 4,800 locations nationally.

•

Implement Productivity Improvements to Reinvest in Our Value Proposition. Our seasoned management team has a proven track record of growing our business while maintaining a disciplined cost structure. Since the 2014 H&F Acquisition, we have made significant investments that have laid a solid foundation for future growth. For example, we recently implemented a new warehouse management system that has increased distribution labor productivity and improved store ordering capabilities to help reduce shrink. We have implemented and will continue to identify and implement productivity improvements through both operational initiatives and system enhancements, such as category assortment optimization, improved inventory management tools and greater purchasing specialization. We intend to reinforce our value proposition and drive further growth by reinvesting future productivity improvements into enhanced buying and selling capabilities.

Risks Related to Our Business

Investing in our common stock involves a high degree of risk. You should carefully consider these risks before investing in our common stock, including the risks related to our business and industry described under “Risk Factors” elsewhere in this prospectus. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of our common stock and result in a loss of all or a portion of your investment:

•	failure of suppliers to consistently supply us with opportunistic products at attractive pricing;

•	inability to successfully identify trends and maintain a consistent level of opportunistic products;

•	failure to maintain or increase comparable store sales;

•	failure to open, relocate or remodel stores on schedule;

•	failure of the IOs to successfully manage their business;

•	inability to attract and retain qualified IOs;

•	the significant influence of the H&F Investor over us;

•	our ability to generate cash flow to service our substantial debt obligations; and

•	other factors set forth under “Risk Factors” in this prospectus.

Recent Developments

First Lien Credit Agreement Amendment

On July 23, 2019, we entered into an Incremental Agreement (as defined elsewhere in this prospectus) to amend our First Lien Credit Agreement (as defined elsewhere in this prospectus). The Incremental Agreement refinanced the term loan outstanding under the First Lien Credit Agreement with a replacement $475.2 million senior secured term loan credit facility with an applicable margin of 3.25% or 3.50% for Eurodollar loans and 2.25% or 2.50% for base rate loans, in each case depending on the public corporate family rating of GOBP Holdings, Inc. This new term loan matures on October 22, 2025, which is the same maturity date of the existing First Lien Credit Agreement.

California Enactment of AB-5

On September 18, 2019, the California state legislature enacted AB-5, a bill that amended the California Labor Code, California Unemployment Insurance Code and wage orders of the California Industrial Welfare Commission to provide that a person providing labor or services for remuneration shall be considered an employee rather than an independent contractor unless the hiring entity can demonstrate that certain conditions are met. Those conditions include the fact that the worker is free from the control and direction of the hiring entity in connection with the performance of the work, the person performs work that is outside the usual course of the hiring entity’s business, and the person is customarily engaged in an independently established trade, occupation, or business. Under our business model, the IOs are independent contractors and their employees are solely employed by them. The IOs are responsible for the payment of their employee’s wages and benefits in accordance with applicable local law. While this test is narrower than what was the traditional standard for employee/independent contractor classification in California, and while there has not been any guidance regarding its application due to AB-5’s recent adoption, we believe it is still appropriate to classify the California-based IOs as independent contractors. For a further discussion of related risks see “Risk Factors—Risks Related to Our Business—In the past, certain business models that use independent contractors to sell directly to customers have been subject to challenge under various laws, including laws relating to franchising, misclassification and joint employment. If our business model is determined to be a franchise, if IOs are found not to be independent contractors, but our employees, or if we are found to be a joint employer of an IO’s employees, our business and operations could be materially adversely affected.”

Preliminary Financial and Operational Information

The following information reflects our preliminary expectations of results for the thirteen weeks ended September 28, 2019, based on currently available information. We have provided ranges, rather than specific amounts, for the financial results below, primarily because our financial closing procedures for the thirteen weeks ended September 28, 2019 have just commenced and, as a result, we expect that our final results upon completion of our closing procedures may vary from the preliminary estimates included herein. For instance, we have not begun review of most account reconciliations or expense accruals, or prepared notes to our financial statements. These reconciliations and reviews include financial statement accounts such as cash, inventory, lease-related assets and liabilities and deferred income tax, as well as expense accruals including our cost of sales accruals, insurance claim reserves, stock-based compensation, public company costs and other operating expenses, which we are currently estimating. We anticipate that our consolidated financial statements for the thirteen weeks ended September 28, 2019 will not be available until after the date of this prospectus and will be included in our periodic report filed with the United States Securities and Exchange Commission (the “SEC”) following this offering.

Preliminary Financial Results

Although the financial results for the thirteen weeks ended September 28, 2019 are not yet finalized, we estimate that the financial results will fall within the following ranges, as compared to the thirteen weeks ended September 29, 2018:

	Thirteen Weeks Ended
	September 29, 2018	September 28, 2019
	Actual	Low	High
	(in thousands)
Net sales	$576,843	$652,540	$652,540
Income from operations	$24,088	$20,400	$21,400
Net income	$7,669	$8,928	$9,648
Adjusted EBITDA	$39,026	$42,000	$43,000
Comparable store sales growth (1)	4.2%	5.8%	5.8%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business—Comparable Store Sales.”

We expect to report net sales for the thirteen weeks ended September 28, 2019 of $652.5 million compared to $576.8 million for the thirteen weeks ended September 29, 2018, an increase of $75.7 million or 13.1%. The increase in net sales for the thirteen weeks ended September 28, 2019 compared to the same period of 2018 is primarily due to non-comparable store sales growth attributable to the net 30 stores opened over the last 12 months as well as an increase in comparable store sales. We expect to report that comparable store sales increased 5.8% for the thirteen weeks ended September 28, 2019 compared to the same period of 2018 driven by increases in both the number of customer transactions and average transaction size. We expect to report income from operations for the thirteen weeks ended September 28, 2019 to be between $20.4 million and $21.4 million, compared to $24.1 million for the thirteen weeks ended September 29, 2018, a decrease of 13.2%, calculated using the midpoint of the range. Income from operations for the thirteen weeks ended September 28, 2019 reflects an estimated $3.0 million of compensation expense, which primarily consisted of non-cash stock compensation expense that is now recognized as a result of our initial public offering in June 2019, as well as approximately $2.0 million of additional costs to comply with public company requirements that were not incurred in the prior year including incremental insurance, accounting, and legal expense as well as costs required to comply with the Sarbanes-Oxley Act. We estimate that net income for the thirteen weeks ended September 28, 2019 will be between $8.9 million and $9.6 million, compared to $7.7 million for the thirteen weeks ended September 29, 2018, an increase of $1.6 million or 21.1%, calculated using the midpoint of the range. We estimate that adjusted EBITDA for the thirteen weeks ended September 28, 2019 will be between $42.0 million and $43.0 million compared to $39.0 million for the thirteen weeks ended September 29, 2018, an increase of $3.5 million or 8.9% calculated using the midpoint of the range. Our adjusted EBITDA estimate for the thirteen weeks ended September 28, 2019 includes approximately $2.0 million of additional costs to comply with public company requirements that were not incurred in the prior year including incremental insurance, accounting, and legal expense as well as costs required to comply with the Sarbanes-Oxley Act. We expect our gross margins for the thirteen weeks ended September 28, 2019 to be substantially consistent with our gross margins of 30.8% for the twenty six weeks ended June 29, 2019.

Preliminary Operational Results

Although the operational results for the thirteen weeks ended September 28, 2019 are not yet finalized, we estimate that the operational results will be as follows, as compared to the thirteen weeks ended September 29, 2018:

	As of
	September 29, 2018	September 28, 2019
Number of new stores	8	8
Number of stores open at end of period	307	337

We opened eight new stores and closed one store during the thirteen weeks ended September 28, 2019, compared to eight new stores opened and one closure during the thirteen weeks ended September 29, 2018. As of September 28, 2019, we operated 337 stores, compared to 307 stores as of September 29, 2018.

Adjusted EBITDA Reconciliation

Adjusted EBITDA is a non-GAAP measure used by management to measure our operating performance. The following table provides a reconciliation from our preliminary estimates of net income to preliminary estimates of EBITDA and preliminary estimates of adjusted EBITDA for the thirteen weeks ended September 28, 2019 (at the low end and high end of the estimated ranges set forth above) and the thirteen weeks ended September 29, 2018. In addition, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business” for additional information as to how we define EBITDA and adjusted EBITDA, the reasons why we include these measures and certain limitations to their use.

	Thirteen Weeks Ended
	September 29, 2018	September 28, 2019
	Actual	Low	High
	(in thousands)
Net income	$7,669	$8,928	$9,648
Interest expense, net	13,526	7,500	7,500
Income tax expense	2,892	3,472	3,752
Depreciation and amortization expenses	11,903	14,000	14,000

EBITDA	35,990	33,900	34,900
Stock-based compensation expenses (a)	121	3,000	3,000
Debt extinguishment and modification costs (b)	—	500	500
Non-cash rent (c)	2,201	1,800	1,800
Asset impairment and gain or loss on disposition (d)	51	400	400
New store pre-opening expenses (e)	337	400	400
Provision for accounts receivable reserves (f)	(106)	500	500
Other (g)	432	1,500	1,500

Adjusted EBITDA	$39,026	$42,000	$43,000

(a)

Consists primarily of estimated non-cash stock compensation expense for the thirteen weeks ended September 28, 2019, with the remainder representing dividend cash payments made in respect of vested options as a result of dividends declared in connection with our 2016 Recapitalization (as defined elsewhere in this prospectus) and our 2018 Recapitalization (as defined elsewhere in this prospectus). We expect to pay an additional $4.2 million in the aggregate on options as they vest in respect of such dividends, of which $3.4 million is expected to be paid in the remainder of fiscal year 2019.

(b)	Represents debt modification costs related to the write-off of debt issuance costs and non-capitalizable expenses related to the refinancing of our first lien credit facility.
(c)

Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under GAAP exceeds or is less than our cash rent payments. The adjustment can vary depending on the average age of our lease portfolio, which has been impacted by our significant growth in recent years.

(d)	Represents impairment charges with respect to planned store closures and gains or losses on dispositions of assets in connection with store transitions to new IOs.
(e)	Includes marketing, occupancy and other expenses incurred in connection with store grand openings, including costs that will be the IO’s responsibility after store opening.
(f)	Represents non-cash changes in reserves related to our IO notes and accounts receivable.
(g)

Other non-recurring, non-cash or discrete items as determined by management, including offering and transaction-related costs, personnel-related costs, strategic project costs, legal expenses and miscellaneous costs.

Inclusion of Preliminary Financial and Operational Information

The preliminary financial and operational information included in this prospectus reflect management’s estimates based solely upon information available to us as of the date of this prospectus and are the responsibility of management. The preliminary consolidated financial results presented above are not a comprehensive statement of our financial results for the thirteen weeks ended September 28, 2019 and have not been audited, reviewed, or compiled by our independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”). Accordingly, Deloitte does not express an opinion and assumes no responsibility for and disclaims any association with such preliminary consolidated financial results. The preliminary consolidated financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the thirteen weeks ended September 28, 2019 will not be available until after this offering is completed and may vary from these estimates. Accordingly, you should not place undue reliance upon these preliminary financial results. For example, during the course of the preparation of the respective financial statements and related notes, additional items that would require adjustments to be made to the preliminary estimated consolidated financial results presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Our Sponsor

Hellman & Friedman LLC (“H&F”) is a leading private equity investment firm with offices in San Francisco, New York and London. Since its founding in 1984, H&F has raised over $50 billion of committed capital. The firm focuses on investing in outstanding businesses and serving as a value-added partner to management in select industries including retail & consumer, internet & media, software, financial services, business & information services, healthcare and industrials & energy. In 2014, an investment fund affiliated with H&F (the “H&F Investor”) acquired approximately 80% of our common stock from Berkshire Partners (the “2014 H&F Acquisition”). After the completion of this offering, the H&F Investor will own approximately 48.7% of our outstanding common stock, or approximately 46.5% if the underwriters exercise in full their option to purchase additional shares. For a discussion of certain risks, potential conflicts and other matters associated with the H&F Investor’s ownership of our common stock, see “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—The H&F Investor will continue to hold a significant percentage of our outstanding stock after this offering and its interests may be different than the interests of other holders of our securities” and “Description of Capital Stock.”

Corporate Information

Grocery Outlet Holding Corp. was incorporated in Delaware on September 11, 2014. Our principal executive offices are located at 5650 Hollis Street, Emeryville, California 94608. Our telephone number is (510) 845-1999. Our website address is www.groceryoutlet.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and inclusions of our website address in this prospectus are inactive textual references only.

Trademarks and Service Marks

We own or have rights to certain brand names, trademarks and services marks that we use in conjunction with the operation of our business. In addition, our name and logo are our trademarks or service marks. One of the more important trademarks that we use is Grocery Outlet Bargain MarketTM. This prospectus contains additional trademarks, trade names and service marks of other companies. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

Market, Industry and Other Data

This prospectus contains statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable.

The Offering

Common stock offered by the selling stockholders	13,000,000 shares.

Common stock to be outstanding immediately after this offering
88,763,234 shares, which assumes 451,470 shares issued in connection with the exercise of options by certain selling stockholders in connection with this offering. Except as provided in the immediately preceding sentence, the number of shares of common stock outstanding will not change as a result of this offering.

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 1,950,000 shares of common stock from the H&F Investor at the public offering price, less the underwriting discounts and commissions.

Use of proceeds	The selling stockholders will receive all of the net proceeds from the sale of shares of common stock in this offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders or if the underwriters exercise their option to purchase additional shares. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our common stock.

Dividend policy	We currently do not intend to declare any dividends on our common stock in the foreseeable future. Our ability to pay dividends on our common stock is limited by our First Lien Credit Agreement. See “Dividend Policy.”

Nasdaq symbol	“GO”

Except as otherwise indicated, all information in this prospectus regarding the number of shares of common stock that will be outstanding immediately after this offering is based on 88,311,764 shares of common stock outstanding as of June 29, 2019, and:

•	excludes 229,987 shares of common stock underlying 229,987 restricted stock units that were outstanding as of June 29, 2019;

•

excludes 6,653,092 shares of common stock issuable upon the exercise of time-based options to purchase shares of our common stock outstanding as of June 29, 2019 with a weighted average exercise price of $10.45 per share, which excludes those being exercised by certain selling stockholders in connection with this offering and 5,843,343 shares of common stock issuable upon the exercise of performance-based options to purchase shares of our common stock outstanding as of June 29, 2019 with a weighted average exercise price of $4.61 per share, which have not previously vested, will not vest upon the consummation of this offering and are eligible to vest only if and when the H&F Investor has achieved specified internal rates of return with respect to its investment in the Company; and

•	does not reflect 3,072,293 shares of common stock available for future issuance under our 2019 Incentive Plan (as defined elsewhere in this prospectus).

Summary Consolidated Financial Data

The following table sets forth the summary consolidated financial data of the Company for the periods presented. The summary consolidated financial data for the fiscal years 2016, 2017 and 2018, all of which contained 52 weeks, are derived from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The summary consolidated financial data for the 26 weeks ended June 30, 2018 and June 29, 2019 and the summary balance sheet data as of June 29, 2019 are derived from our unaudited condensed consolidated financial statements and the related notes appearing elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods and interim results are not necessarily indicative of results to be expected for the full year ended December 28, 2019.

The summary consolidated financial data set forth below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the financial data contained in this prospectus reflects the effects of, and may not total due to, rounding.

	Fiscal Year Ended			26 Weeks Ended
	December 31, 2016	December 30, 2017	December 29, 2018	June 30, 2018	June 29, 2019
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$1,831,531	$2,075,465	$2,287,660	$1,125,616	$1,251,560
Cost of sales	1,270,354	1,443,582	1,592,263	781,932	865,823

Gross profit	561,177	631,883	695,397	343,684	385,737
Operating Expenses:
Selling, general and administrative expenses	457,051	510,136	557,100	276,479	310,495
Depreciation and amortization expenses	37,152	43,152	45,421	22,413	24,890
Stock-based compensation expenses	2,905	1,659	10,409	263	22,961

Total operating expenses	497,108	554,947	612,930	299,155	358,346

Income from operations	64,069	76,936	82,467	44,529	27,391
Other Expense:
Interest expense, net	47,147	49,698	55,362	26,886	31,890
Debt extinguishment and modification costs	—	1,466	5,253	—	5,162

Total other expense	47,147	51,164	60,615	26,886	37,052

Income (loss) before income taxes	16,922	25,772	21,852	17,643	(9,661)
Income tax expense (benefit)	6,724	5,171	5,984	4,832	(2,803)

Net income (loss)	$10,198	$20,601	$15,868	$12,811	$(6,858)

	Fiscal Year Ended			26 Weeks Ended
	December 31, 2016	December 30, 2017	December 29, 2018	June 30, 2018	June 29, 2019
	(in thousands, except per share data)
Per Share Data:
Net income (loss) per share (basic and diluted)
Basic	$0.15	$0.30	$0.24	$0.19	$(0.10)
Diluted	$0.15	$0.30	$0.23	$0.19	$(0.10)
Weighted average shares outstanding (basic and diluted)
Basic	68,260	68,232	68,473	68,471	69,494
Diluted	68,323	68,332	68,546	68,499	69,494
Statement of Cash Flows Data:
Net cash provided by operating activities	$70,875	$84,703	$105,811	$55,217	$39,718
Net cash used in investing activities	(65,416)	(77,820)	(73,550)	(25,501)	(44,523)
Net cash provided by (used in) financing activities	(4,328)	(7,935)	(16,999)	(2,756)	2,419

	Fiscal Year Ended			26 Weeks Ended
	December 31, 2016	December 30, 2017	December 29, 2018	June 30, 2018	June 29, 2019
	(dollars in thousands)
Other Financial and Operations Data:
Number of new stores	29	29	26	7	16
Number of stores open at end of period	265	293	316	300	330
Comparable store sales growth (1)	3.6%	5.3%	3.9%	3.5%	5.0%
Gross margin	30.6%	30.4%	30.4%	30.5%	30.8%
Cash rent expense	$62,805	$70,123	$78,058	$38,185	$42,680
EBITDA (2)	$101,221	$118,622	$124,271	$67,726	$48,234
Adjusted EBITDA (2)	$123,415	$136,319	$153,578	$75,234	$84,130
Adjusted net income (2)	$33,765	$48,655	$49,308	$24,448	$24,407

	As of June 29, 2019
	(in thousands	)
Balance Sheet Data:
Cash and cash equivalents	$18,677
Working capital (3)	71,349
Total assets	2,081,598
Total debt (4)	462,386
Total liabilities	1,364,910
Total stockholders’ equity	716,688
Total liabilities and stockholders’ equity	2,081,598

(1)

Comparable store sales consist of sales from our stores beginning on the first day of the fourteenth full fiscal month following the store’s opening, which is when we believe comparability is achieved. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business—Comparable Store Sales”

(2)

Adjusted EBITDA is defined as net income (loss) before interest expense, taxes, depreciation and amortization (“EBITDA”) and other adjustments noted in the table below. Adjusted net income is defined as net income (loss) before the adjustments noted in the table below. We believe that the presentation of

EBITDA, adjusted EBITDA and adjusted net income are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We use EBITDA, adjusted EBITDA and adjusted net income to supplement United States Generally Accepted Accounting Principles (“GAAP”) measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures. In addition, we use EBITDA to supplement GAAP measures of performance to evaluate our performance in connection with compensation decisions. Management believes it is useful to investors and analysts to evaluate these non-GAAP measures on the same basis as management uses to evaluate our operating results.

EBITDA, adjusted EBITDA and adjusted net income are non-GAAP measures and may not be comparable to similar measures reported by other companies. EBITDA, adjusted EBITDA and adjusted net income have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. We address the limitations of the non-GAAP measures through the use of various GAAP measures. In the future we may incur expenses or charges such as those added back to calculate adjusted EBITDA or adjusted net income. Our presentation of adjusted EBITDA and adjusted net income should not be construed as an inference that our future results will be unaffected by these items. For further discussion of EBITDA, adjusted EBITDA and adjusted net income and for reconciliations of EBITDA, adjusted EBITDA and adjusted net income to net income, the most directly comparable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

The following table provides a reconciliation from our net income to EBITDA and adjusted EBITDA and our net income to adjusted net income for the fiscal years 2016, 2017 and 2018 and the 26 weeks ended June 30, 2018 and June 29, 2019.

	Fiscal Year Ended			26 Weeks Ended
	December 31, 2016	December 30, 2017	December 29, 2018	June 30, 2018	June 29, 2019
	(in thousands)
Net income (loss)	$10,198	$20,601	$15,868	$12,811	$(6,858)
Interest expense, net	47,147	49,698	55,362	26,886	31,890
Income tax expense (benefit)	6,724	5,171	5,984	4,832	(2,803)
Depreciation and amortization expenses	37,152	43,152	47,057	23,197	26,005

EBITDA	101,221	118,622	124,271	67,726	48,234
Stock-based compensation expenses (a)	2,905	1,659	10,409	263	22,961
Debt extinguishment and modification costs (b)	—	1,466	5,253	—	5,162
Non-cash rent (c)	8,451	8,401	7,903	3,523	3,678
Asset impairment and gain or loss on disposition (d)	519	549	1,306	(28)	415
New store pre-opening expenses (e)	2,580	1,807	1,555	701	742
Rent for acquired leases (f)	2,388	72	—	—	—
Provision for accounts receivable reserves (g)	4,018	3,004	749	2,348	2,064
Other (h)	1,333	739	2,132	701	874

Adjusted EBITDA	$123,415	$136,319	$153,578	$75,234	$84,130

	Fiscal Year Ended			26 Weeks Ended
	December 31, 2016	December 30, 2017	December 29, 2018	June 30, 2018	June 29, 2019
	(in thousands)
Net income (loss)	$10,198	$20,601	$15,868	$12,811	$(6,858)
Stock-based compensation expenses (a)	2,905	1,659	10,409	263	22,961
Debt extinguishment and modification costs (b)	—	1,466	5,253	—	5,162
Non-cash rent (c)	8,451	8,401	7,903	3,523	3,678
Asset impairment and gain or loss on disposition (d)	519	549	1,306	(28)	415
New store pre-opening expenses (e)	2,580	1,807	1,555	701	742
Rent for acquired leases (f)	2,388	72	—	—	—
Provision for accounts receivable reserves (g)	4,018	3,004	749	2,348	2,064
Other (h)	1,333	739	2,132	701	874
Amortization of purchase accounting assets and deferred financing costs (i)	16,914	17,399	16,744	8,517	7,751
Tax effect of total adjustments (j)	(15,541)	(7,042)	(12,611)	(4,388)	(12,382)

Adjusted net income	$33,765	$48,655	$49,308	$24,448	$24,407

(a)

Represents non-cash stock compensation expense of $0.3 million in 2016, $0.4 million in each of 2017 and 2018, $0.2 million in the 26 weeks ended June 30, 2018 and $22.7 million in the 26 weeks ended June 29, 2019, with the remainder representing dividend cash payments made in respect of vested options as a result of dividends declared in connection with our 2016 Recapitalization (as defined elsewhere in this prospectus) and our 2018 Recapitalization (as defined elsewhere in this prospectus). We expect to pay an additional $4.2 million in the aggregate on options as they vest in respect of such dividends, of which $3.4 million is expected to be paid in the remainder of fiscal year 2019.

(b)

Represents debt extinguishment and modification costs related to the write-off of debt issuance costs and non-capitalizable expenses related to the repricing of our first and second lien credit facilities in June 2017, the modification of our first and second lien credit facilities in connection with our 2018 Recapitalization and the extinguishment of our Second Lien Credit Agreement (as defined elsewhere in this prospectus) in June 2019.

(c)

Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under GAAP exceeds or is less than our cash rent payments. The adjustment can vary depending on the average age of our lease portfolio, which has been impacted by our significant growth in recent years.

(d)	Represents impairment charges with respect to planned store closures and gains or losses on dispositions of assets in connection with store transitions to new IOs.
(e)	Includes marketing, occupancy and other expenses incurred in connection with store grand openings, including costs that will be the IO’s responsibility after store opening.
(f)	Represents cash occupancy expenses on leases acquired from Fresh & Easy Inc. in 2015 for the periods prior to opening new stores on such sites (commonly referred to as “dead rent”).
(g)	Represents non-cash changes in reserves related to our IO notes and accounts receivable.
(h)

Other non-recurring, non-cash or discrete items as determined by management, including personnel-related costs, strategic project costs, legal expenses, transaction-related costs, costs associated with closed stores and miscellaneous costs.

(i)

Represents amortization of debt issuance costs and incremental amortization of an asset step-up resulting from purchase price accounting related to the 2014 H&F Acquisition which included trademarks, customer lists and below-market leases.

(j)	Represents the tax effect of the total adjustments at our estimated effective tax rate.

(3)	Working capital is defined as current assets minus current liabilities.
(4)

Total debt consists of the current and long-term portions of our total debt outstanding, net of debt discount and debt issuance costs. Total gross debt outstanding was $475.5 million as of June 29, 2019.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors together with other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock may decline and you may lose all or part of your investment.

Risks Related to Our Business

We depend on suppliers to consistently supply us with opportunistic products at attractive pricing, and any failure to procure such products could result in material adverse effects on our business, product inventories, sales and profit margins.

Our business is dependent on our ability to strategically source a sufficient volume and variety of opportunistic products at attractive pricing. While opportunistic buying, operating with appropriate inventory levels and frequent inventory turns are key elements of our business strategy, they subject us to risks related to the pricing, quantity, mix, quality and timing of inventory flowing to our stores. We do not have significant control over the supply, cost or availability of many of the products offered for sale in our stores. Shortages or disruptions in the availability of quality products that excite our customers could have a material adverse effect on our business, financial condition and results of operations.

All of our inventory is acquired through purchase orders and we generally do not have long-term contractual agreements with our suppliers that obligate them to provide us with products exclusively or at specified quantities or prices, or at all. As a result, any of our current suppliers may decide to sell products to our competitors and may not continue selling products to us. In order to retain our competitive advantage, we need to continue to develop and maintain relationships with qualified suppliers that can satisfy our standards for quality and our requirements for delivery of products in a timely and efficient manner at attractive prices. The need to develop new relationships will be particularly important as we seek to expand our operations and enhance our product offerings in the future.

While we have not experienced any difficulty in obtaining sufficient quantities of product to date, manufacturers and distributors of name-brand products have become increasingly consolidated. Further consolidation of manufacturers or distributors could reduce our supply options and detrimentally impact the terms under which we purchase products. If one or more of our existing significant suppliers were to be unable or unwilling to continue providing products to us on attractive terms, we may have difficulty obtaining alternative sources. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms, which would have a material adverse effect on our financial condition, results of operations and cash flows. The loss of one or more of our existing significant suppliers or our inability to develop relationships with new suppliers could reduce our competitiveness, slow our plans for further expansion and cause our sales and operating results to be materially adversely affected.

Our suppliers (and those they depend upon for materials and services) are subject to risks, including labor disputes, union organizing activities, financial liquidity, inclement weather, natural disasters, supply constraints and general economic and political conditions that could limit their ability to provide us with quality products. These risks may delay or preclude delivery of product to us on a timely basis or at all.

We may not be able to successfully identify trends and maintain a consistent level of opportunistic products which could have a material adverse effect on our business, financial condition and results of operations.

Consumer preferences often change rapidly and without warning. We may not successfully address consumer trends or be able to acquire desirable products at discounts that excite our customers, which could add difficulty in attracting new customers and retaining existing customers and encouraging frequent visits. We generally make individual purchase decisions for products that become available, and these purchases may be for large quantities that we may not be able to sell on a timely or cost-effective basis. Some of our products are sourced from suppliers at significantly reduced prices for specific reasons, and we are not always able to purchase specific products on a recurring basis. To the extent that some of our suppliers are better able to manage their inventory levels and reduce the amount of their excess inventory, the amount of over-stock and short-dated products available to us could also be materially reduced, making it difficult to deliver products to our customers at attractive prices. Maintaining adequate inventory of quality, name-brand products requires significant attention and monitoring of market trends, local markets and developments with suppliers and our distribution network, and it is not certain that we or the IOs will be effective in inventory management.

We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts overestimate customer demand, we may experience higher inventory levels and need to take markdowns on excess or slow-moving inventory, leading to decreased profit margins. Conversely, if our sales forecasts underestimate customer demand, we may have insufficient inventory to meet demand, leading to lost sales, either of which could materially adversely affect our financial performance.

Our success depends on our ability and the ability of the IOs to maintain or increase comparable store sales, and if we are unable to achieve comparable store growth, our profitability and performance could be materially adversely impacted.

The IOs are responsible for store operations. Our success depends on increasing comparable store sales through our opportunistic purchasing strategy and the ability of the IOs to increase sales and profits. To increase sales and profits, and therefore comparable store sales growth, we and the IOs focus on delivering value and generating customer excitement by strengthening opportunistic purchasing, optimizing inventory management, maintaining strong store conditions and effectively marketing current products and new product offerings. We may not be able to maintain or improve the levels of comparable store sales that we have experienced in the past, and our comparable store sales growth is a significant driver of our profitability and overall business results. In addition, competition and pricing pressures from competitors may also materially adversely impact our operating margins. Our comparable store sales growth could be lower than our historical average or our future target for many reasons, including general economic conditions, operational performance, including by the IOs, price inflation or deflation, industry competition, new competitive entrants near our stores, price changes in response to competitive factors, the impact of new stores entering the comparable store base, cycling against any year or quarter of above-average sales results, possible supply shortages or other operational disruptions, the number and dollar amount of customer transactions in our stores, our ability to provide product or service offerings that generate new and repeat visits to our stores and the level of customer engagement that we and the IOs provide in our stores. In addition, we may not accurately model cannibalization for our new stores. Opening new stores in our established markets may result in inadvertent oversaturation, temporarily or permanently diverting customers and sales from our existing stores to new stores and reduce comparable store sales, thus adversely affecting our overall financial performance. These factors may cause our comparable store sales results to be materially lower than in recent periods, which could harm our profitability and business.

Because we compete to a substantial degree on price, changes affecting the market prices of the products we sell, including due to inflation or deflation or worsening economic conditions, could materially adversely affect our financial condition and operating results.

A critical differentiator of our business is our ability to offer value to our customers, including offering prices that are substantially below those offered by some of our competitors. We carefully monitor the market prices of our products in order to maintain our price advantage and reputation. If prices of goods increase and our suppliers seek price increases from us, we may not be able to mitigate such increases and would consider setting a higher price, which could deter customers. If our competitors substantially lower their prices, we may lose customers and mark down prices. Our profitability may be impacted by lower prices, which may impact gross margins. We may also experience reduced sales as a result of a decline in the number and average basket size of customer transactions.

In addition, the market price of the products we sell can be influenced by general economic conditions. For example, general deflation in the prices of the products we sell could cause us and the IOs to mark down prices and thereby reduce our gross profits and gross margins. Adverse general economic conditions could also increase costs to us, such as shipping rates, freight costs and store occupancy costs and further reduce our sales or increase our cost of goods sold or selling, general and administrative expenses. Our low-price model and competitive pressures may inhibit our ability to reflect these increased costs in the prices of our products, and therefore reduce our profitability and materially adversely affect our business, financial condition and results of operations.

If we cannot open, relocate or remodel stores on schedule, it could have a material adverse impact on our business, future growth and financial condition.

Our growth strategy largely depends on our ability to identify and open future store locations and relocate or remodel existing store locations in new and existing markets. We opened 29 and 26 new stores in 2017 and 2018, respectively. Our ability to open stores in a timely manner depends in part on the following factors: the ability to attract and develop potential IOs; the availability of attractive store locations and rent prices; the absence of entitlement processes or occupancy delays; the ability to negotiate acceptable lease and development terms; our relationships with current and prospective landlords; the ability to secure and manage the inventory necessary for the launch and operation of new stores; general economic conditions; and the availability of capital funding for expansion. Any or all of these factors and conditions could materially adversely affect our growth and profitability.

Based on our experience and research conducted for us by eSite Analytics, we believe there is an opportunity to establish over 400 additional locations in the states in which we currently operate and approximately 1,600 additional locations when neighboring states are included. Over the long term, we believe the market potential exists to establish 4,800 locations nationally. We have 32 store openings planned for 2019, and our goal is to expand our store base by approximately 10% annually over the next several years. However, we cannot assure you that we will achieve this level of new store growth. We may not have the level of cash flow or financing necessary to support our growth strategy. Additionally, our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less efficiently, which in turn could cause deterioration in the financial performance of our existing stores. If we experience a decline in performance, we may slow or discontinue store openings, or we may decide to close stores that are unable to operate in a profitable manner. If we fail to successfully implement our growth strategy, including by opening new stores, our financial condition and operating results may be adversely affected.

Delays or failures in opening new stores or completing relocations or remodels could materially adversely affect our growth and/or profitability. Additionally, new stores might not always align with our expectations in terms of sales or capital expenditures and we may not achieve projected results.

Our newly opened stores may negatively impact our financial results in the short-term and may not achieve sales and operating levels consistent with our more mature stores on a timely basis or at all.

We have actively pursued new store growth, including in new markets, and plan to continue doing so in the future. Our new store openings may not be successful or reach the sales and profitability levels of our existing stores. Some new stores may be located in areas with different competitive and market conditions as well as different customer discretionary spending patterns than our existing markets. Some new stores and future new store opportunities may be located in new geographic areas where we have limited or no meaningful experience or brand recognition. We may experience a higher cost of entry in those markets as we build brand awareness and drive customers to incorporate us into their shopping habits. For example, in Southern California the IOs have experienced slower growth and profitability than our existing stores as they continue to build brand awareness in the market.

New store openings may negatively impact our financial results in the short-term due to the effect of store opening costs and lower sales and contribution to overall profitability during the initial period following opening. New stores, particularly those in new markets, build their sales volume, brand recognition and customer base over time and, as a result, generally have lower margins and higher operating expenses as a percentage of sales than our more mature stores. New stores may not achieve sustained sales and operating levels consistent with our more mature store base on a timely basis or at all. This lack of performance may have a material adverse effect on our financial condition and operating results.

We may not anticipate all of the challenges imposed by the expansion of our operations into new geographic markets. We may not manage our expansion effectively, and our failure to achieve or properly execute our expansion plans could limit our growth or have a material adverse effect on our business, financial condition and results of operations. Further, we have experienced in the past, and expect to experience in the future, some sales cannibalization of our existing stores to our new stores. As some of our existing customers switch to new, closer locations within markets, our financial condition and operating results may be materially adversely affected.

Economic conditions and other economic factors may materially adversely affect our financial performance and other aspects of our business by negatively impacting our customers’ disposable income or discretionary spending, increasing our costs and expenses, affecting our ability to plan and execute our strategic initiatives, and materially adversely affecting our sales, results of operations and performance.

General conditions in the United States and global economy that are beyond our control may materially adversely affect our business and financial performance. While we have not previously been materially adversely affected by periods of decreased consumer spending, any factor that could materially adversely affect the disposable income of our customers could decrease our customers’ spending and number of trips to our stores, which could result in lower sales, increased markdowns on products, a reduction in profitability due to lower margins and may require increased selling and promotional expenses. These factors include but are not limited to unemployment, minimum wages, inflation and deflation, trade wars and interest and tax rates.

Many of the factors identified above also affect commodity rates, transportation costs, costs of labor, insurance and healthcare, the strength of the U.S. dollar, lease costs, measures that create barriers to or increase the costs associated with international trade, changes in laws, regulations and policies and other economic factors, all of which may impact our cost of goods sold and our selling, general and administrative expenses, which could materially adversely affect our business, financial condition and results of operations. These factors could also materially adversely affect our ability to plan and execute our strategic initiatives, invest in and open new stores, prevent current stores from closing, and may have other material adverse consequences which we are unable to fully anticipate or control, all of which may materially adversely affect our sales, cash flow, results of operations and performance. We have limited or no ability to control many of these factors.

Food retailers provide alternative options for consumers and compete aggressively to win those consumers; our failure to offer a compelling value proposition to consumers could limit our growth opportunities and materially adversely impact our financial performance.

The retail food industry includes mass and discount retailers, warehouse membership clubs, online retailers, conventional grocery stores and specialty stores. These businesses provide alternative options for the consumers whom we aim to serve. Our success relative to these retailers is driven by a combination of factors, primarily product selection and quality, price, location, customer engagement and store format. Our success depends on our ability to differentiate ourselves and provide value to our customers, and our failure to do so may negatively impact our sales. To the extent that other food retailers lower prices or run promotions, our ability to maintain profit margins and sales levels may be negatively impacted. We and the IOs may have to increase marketing expense to attract customers, and may have to mark down prices to be competitive and not lose market share. This limitation may materially adversely affect our margins and financial performance.

Competition for customers has intensified as other discount food retailers, such as WinCo and Aldi, have moved into, or increased their presence in, our geographic and product markets. We expect this competition to continue to increase. In addition, we experience high levels of competition when we enter new markets. Some of the other food retailers may have been in the region longer and may benefit from enhanced brand recognition in such regions. For example, we recently expanded in Southern California and, as of June 29, 2019, had 69 stores in that area. Our new stores in this market are competing against more established retailers. Some food retailers may have greater financial or marketing resources than the IOs do and may be able to devote greater resources to sourcing, promoting and selling their products than the IOs. As competition in certain regions intensifies, or we move into new regions or other food retailers open stores in close proximity to our stores, our results of operations and cash flows may be negatively impacted through a loss of sales, decrease in market share, reduction in margin from competitive price changes or greater operating costs.

We may not be able to retain the loyalty of our customers, the failure of which could have a material adverse effect on our business, financial condition and results of operations.

We depend on repeat visits by our customer base to drive our consistent sales and sales growth. Our average customer typically shops two times per month at our stores and spends over $25 per transaction. Competition for customers has also intensified from the use of mobile and web-based technology that facilitates online shopping and real-time product and price comparisons. We expect this competition to continue to increase. We do not maintain a loyalty program for customers, and our competitors may be able to offer their customers promotions or loyalty program incentives that could result in fewer shopping trips to or purchases from our stores. If we are unable to retain the loyalty of our customers, our sales could decrease and we may not be able to grow our store base as planned, which could have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our marketing, advertising and promotional efforts. If costs associated with these efforts increase, or if we are unable to implement them successfully, it could have a material adverse effect on our business, financial condition and results of operations.

We use marketing and promotional programs to attract customers into our stores and to encourage purchases. If we are unable to develop and implement effective marketing, advertising and promotional strategies, we may be unable to achieve and maintain brand awareness and repeat store visits. We may not be able to advertise cost effectively in new or smaller markets in which we have fewer stores, which could slow growth at such stores. Changes in the amount and degree of promotional intensity or merchandising strategies by our competitors could cause us to have difficulties in retaining existing customers and attracting new customers. If the efficacy of our marketing or promotional activities declines or if such activities of our competitors are more effective than ours, it could have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain our reputation and the value of our brand, including protection of our intellectual property, our sales and operating results may decline.

We believe our continued success depends on our ability to maintain and grow the value of our brand. Brand value is based in large part on perceptions of subjective qualities. Even isolated incidents involving our company, the IOs and their employees, suppliers, agents or third-party service providers, or the products we sell can erode trust and confidence. This is particularly the case if they result in adverse publicity, governmental investigations or litigation. The reputation of our company and our brand may be damaged in all, one or some of the markets in which we do business, by adverse events at the corporate level or by an IO acting outside of Grocery Outlet’s brand standards. Similarly, challenges or reactions to action (or inaction) or perceived action (or inaction), by us on issues like social policies, merchandising, compliance related to social, product, labor and environmental standards or other sensitive topics, and any perceived lack of transparency about such matters, could harm our reputation, particularly as expectations of companies and of companies’ corporate responsibility may continue to change. The increasing use of social media platforms and online forums may increase the chance that an adverse event could negatively affect the reputation of our brand. The online dissemination of negative information about our brand, including inaccurate information, could harm our reputation, business, competitive advantage and goodwill. Damage to our reputation could result in declines in customer loyalty and sales, affect our supplier relationships, business development opportunities and IO retention, divert attention and resources from management, including by requiring responses to inquiries or additional regulatory scrutiny, and otherwise materially adversely affect our results. Our brand could be materially adversely affected if our public image or reputation were to be tarnished by negative publicity.

We regard our intellectual property, including trademarks and service marks, as having significant value, and our brand is an important factor in the marketing of our stores. We monitor and protect against activities that might infringe, dilute or otherwise violate our trademarks and other intellectual property and rely on trademark and other laws of the United States, but we may not be able or willing to successfully enforce our trademarks or intellectual property rights against competitors or challenges by others. For example, we are aware of certain companies in jurisdictions where we do not currently operate using the term “GROCERY OUTLET.” Moreover, we have disclaimed the terms “GROCERY OUTLET” and “MARKET” with respect to our “GROCERY OUTLET BARGAIN MARKET” trademarks, among other disclaimed terms with respect to our registered trademarks and trademark applications. If a third party uses such disclaimed terms in its trademarks, we cannot object to such use. If we fail to protect our trademarks or other intellectual property rights, others may copy or use our trademarks or intellectual property without authorization, which may harm the value of our brand, reputation, competitive advantages and goodwill and adversely affect our financial condition, cash flows or results of operations. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. Additionally, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets or other intellectual property. We are susceptible to others infringing, misappropriating or otherwise violating our intellectual property rights. Actions we have taken to establish and protect our intellectual property rights may not be adequate to prevent copying of our intellectual property by others or to prevent others from seeking to invalidate our trademarks as a violation of the trademarks and intellectual property rights of others. In addition, unilateral actions in the U.S. or other countries, including changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

There may in the future be opposition and cancellation proceedings from time to time with respect to some of our intellectual property rights. In some cases, litigation may be necessary to protect or enforce our trademarks and other intellectual property rights. Furthermore, third parties may assert intellectual property claims against us, and we may be subject to liability, required to enter into costly license agreements, if available at all, required to rebrand our products and/or prevented from selling some of our products if third parties successfully oppose or challenge our trademarks or successfully claim that we infringe, misappropriate or otherwise violate their trademarks, copyrights, patents or other intellectual property rights. Bringing or defending any such claim, regardless of merit, and whether successful or unsuccessful, could be expensive and time-consuming and have a negative effect on our business, reputation, results of operations and financial condition.

Any significant disruption to our distribution network, the operations of our distributions centers and our timely receipt of inventory could materially adversely impact our operating performance.

We rely on our distribution and transportation network, including by means of truck, ocean and rail to provide goods to our distribution centers and stores in a timely and cost-effective manner. We use three primary leased distribution centers that we operate and five primary distribution centers operated by third-parties. Deliveries to our stores occur from our distribution centers or directly from our suppliers. Any disruption, unanticipated or unusual expense or operational failure related to this process could affect store operations negatively. For example, delivery delays or increases in transportation costs (including through increased fuel costs, increased carrier rates or driver wages as a result of driver shortages, a decrease in transportation capacity, or work stoppages or slowdowns) could significantly decrease our ability to generate sales and earn profits. In addition, events beyond our control, such as disruptions in operations due to fire or other catastrophic events or labor disagreements, may result in delays in the delivery of merchandise to our stores. While we maintain business interruption insurance, in the event our distribution centers are shut down for any reason, such insurance may not be sufficient, and any related insurance proceeds may not be timely paid to us. Furthermore, there can be no guarantee that we will be able to renew the leases or third-party distribution and transportation contracts, as applicable, on our distribution centers on attractive terms or at all, which may increase our expenses and cause temporary disruptions in our distribution network.

As we expand, effectively managing our distribution network and distribution centers becomes more complex. Our new store locations receiving shipments may be further away from our distribution centers, which may increase transportation costs and may create transportation scheduling strains, or may require us to add additional facilities to the network.

If consumer trends move toward private label and away from name-brand products, our competitive position in the market may weaken and our sales may be materially adversely affected.

Our business model has traditionally relied on the sale of name-brand products at meaningful discounts. Consumer acceptance of, and even preference for, private label products has been increasing, however, and a trend away from name-brand products could weaken our competitive position in the market. Private label products tend to be lower priced than name-brand products and, as a result, we may have more difficulty competing against private label products on the basis of price. While we may invest more in the future in developing our own private labels, there can be no assurance that the performance of any such private label products would be sufficient to offset the potential decreased sales of name-brand products. In addition, if we invest in expanding our private label products, we will need to make significant investments in developing effective quality control procedures. Any failure to appropriately address some or all of these risks could have a material adverse effect on our sales, business, results of operations and financial condition.

We will require significant capital to fund our expanding business. If we are unable to maintain sufficient levels of cash flow from our operations, we may not be able to execute or sustain our growth strategy or we may require additional financing, which may not be available to us on satisfactory terms or at all.

To support our expanding business and execute our growth strategy, we will need significant amounts of capital, including funds to pay our lease obligations, build out new stores and distribution centers, remodel our stores, purchase opportunistic inventory, pay employees and further invest in the business. Further, our plans to grow our store base may create cash flow pressure if new locations do not perform as projected.

We expect to primarily depend on cash flow from operations to fund our business and growth plans. We cannot assure you that cash generated by our operations will be sufficient to allow us to fund our growth plans. If we do not generate sufficient cash flow from operations, we may need to obtain additional funds through public or private financings, collaborative relationships or other arrangements. We cannot assure you that this additional funding, if needed, will be available on terms attractive to us, if at all. Any equity financing or debt financing that is convertible into equity that we may pursue could result in additional dilution to our existing stockholders. Tightening in the credit markets, low liquidity and volatility in the capital markets could result in diminished availability of credit, higher cost of borrowing and lack of confidence in the equity market, making it more difficult to obtain additional financing on terms that are favorable to us. Furthermore, any additional debt financing, if available, will increase our leverage and may involve restrictive covenants that could affect our ability to raise additional capital or operate our business. If such financing is not available to us, or is not available on satisfactory terms, our competitive position, business, financial condition and results of operations could be impeded and we may need to delay, limit or eliminate planned store openings or operations or other elements of our growth strategy. Such actions could harm our competitive position, business, financial condition and results of operations.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We currently lease substantially all of our store locations, primary distribution centers and administrative offices (including our headquarters in Emeryville, California), and a number of these leases expire or are up for renewal each year. Our operating leases typically have initial lease terms of ten years with renewal options for two or three successive five-year periods at our discretion.

Typically, the largest portion of a store’s operating expense that we bear is the cost associated with leasing the location. Our rent expense for fiscal years 2017 and 2018 totaled $79.4 million and $86.0 million, respectively. We are also generally responsible for property taxes, insurance and common area maintenance for our leased properties. Our future minimum rental commitments for all operating leases in existence as of December 29, 2018 was $89.1 million for fiscal year 2019 and $1.2 billion in aggregate for fiscal years 2020 through 2038. We expect that many of the new stores we open will also be leased to us under operating leases, which will further increase our operating lease expenditures. If we are unable to make the required payments under our leases, the lenders or owners of the relevant stores, distribution centers or administrative offices may, among other things, repossess those assets, which could adversely affect our ability to conduct our operations. In addition, our failure to make payments under our operating leases could trigger defaults under other leases or under our First Lien Credit Agreement (as defined elsewhere in this prospectus), which could cause the counterparties under those agreements to accelerate the obligations due thereunder.

The operating leases for our store locations, distribution centers and administrative offices expire at various dates through 2038. When the lease term for our stores expire, we may be unable to negotiate renewals, either on commercially reasonable terms or at all, which could cause us to close stores or to relocate stores within a market on less favorable terms. Any of these factors could cause us to close stores in desirable locations, which could have a material adverse impact on our results of operations.

Over time, current store locations may not continue to be desirable because of changes in demographics within the surrounding area or a decline in shopping traffic. While we have the right to terminate some of our leases under specified conditions, we may not be able to terminate a particular lease if or when we would like to do so. If we decide to close stores, we are generally required to continue to perform obligations under the applicable leases, which generally include paying rent and operating expenses for the balance of the lease term. When we assign leases or sublease space to third parties, we can remain liable on the lease obligations if the assignee or sublessee does not perform.

Any failure to maintain the security of information we hold relating to personal information or payment card data of our customers, employees and suppliers, whether as a result of cybersecurity attacks or otherwise, could subject us to litigation, government enforcement actions and costly response measures, and could materially disrupt our operations and harm our reputation and sales.

In the ordinary course of business, we and the IOs collect, store, process and transmit confidential business information and certain personal information relating to customers, employees and suppliers. However, all customer payment data is encrypted, and we do not store such data. We rely in part on commercially available systems, software, hardware, services, tools and monitoring to provide security for collection, storage, processing and transmission of personal and/or confidential information. It is possible that cyberattackers might compromise our security measures and obtain the personal and/or confidential information of the customers, employees and suppliers that we hold or our business information. Cyberattacks are rapidly evolving and those threats and the means for obtaining access to information in digital and other storage media are becoming increasingly sophisticated and may not immediately produce signs of intrusion.

Moreover, an employee, contractor or third party with whom we work or to whom we outsource business operations may fail to monitor their or our systems effectively, may fail to maintain appropriate safeguards, may misuse the personal and/or confidential information to which they have access, may attempt to circumvent our security measures, may purposefully or inadvertently allow unauthorized access to our systems or to personal and/or confidential information or may otherwise disrupt our business operations. We and our customers could suffer harm if valuable business data or employee, customer and other proprietary information were corrupted, lost or accessed or misappropriated by third parties due to a security failure in our systems or those of our suppliers or service providers. It could require significant expenditures to remediate any such failure or breach, severely damage our reputation and our relationships with customers, result in unwanted media attention and lost sales and expose us to risks of litigation and liability. In addition, as a result of recent security breaches at a number of prominent retailers, the media and public scrutiny of information security and privacy has become more intense and the regulatory environment has become increasingly uncertain, rigorous and complex. As a result, we may incur significant costs to comply with laws regarding the protection and unauthorized disclosure of personal information and we may not be able to comply with new regulations.

In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security and consumer protection. For example, California recently enacted the California Consumer Privacy Act (“CCPA”), which will become effective on January 1, 2020 and will, among other things, require new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information. It is likely that amendments will be proposed to this legislation in 2019, and it remains unclear what modifications, if any, will be made to the CCPA and how various provisions of the CCPA will be interpreted and enforced. The effects of the CCPA are potentially significant, and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Any failure to comply with the laws and regulations surrounding the protection of personal information, privacy and data security could subject us to legal and reputational risks, including significant fines for non-compliance, any of which could have a negative impact on revenues and profits.

Because we and the IOs accept payments using a variety of methods, including cash and checks, credit and debit cards, Electronic Benefit Transfer (“EBT”) cards and gift cards, we may be subject to additional rules, regulations, compliance requirements and higher fraud losses. For certain payment methods, we or the IOs pay interchange and other related card acceptance fees, along with additional transaction processing fees. We and the IOs rely on third parties to provide payment transaction processing services, including the processing of credit cards, debit cards, EBT cards and gift cards, and it could disrupt our business if these companies become unwilling or unable to provide these services to us, experience a data security incident or fail to comply with applicable rules and industry standards. We are also subject to payment card association operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change over time. For example, we and the IOs are subject to Payment Card Industry Data Security Standards, which contain compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. In addition, if our internal systems are breached or compromised, we and the IOs may be liable for card re-issuance costs, subject to fines and higher transaction fees and lose our ability to accept credit and/or debit card payments from our customers, and our business and operating results could be materially adversely affected.

We do not currently compete in the growing online retail marketplace and any online retail services or e-commerce activities that we may launch in the future may require substantial investment and may not be successful.

We do not currently provide online services or e-commerce. To the extent that we implement e-commerce selling operations, we would incur substantial expenses related to such activities, be exposed to additional cybersecurity risks and potentially be subject to additional data privacy regulations. Further, any development of an online retail marketplace is a complex undertaking, and there is no guarantee that any resources we apply to this effort will result in increased sales or operating performance. Our failure to successfully respond to these risks and uncertainties might materially adversely affect sales in any e-commerce business that we establish in the future and could damage our reputation and brand. Additionally, certain of our competitors and a number of pure online retailers have established robust online operations. Increased competition from online grocery retailers and our lack of an online retail presence may reduce our customers’ desire to purchase products from us and could have a material adverse effect on our business, financial condition and results of operations.

Any material disruption to our information technology systems as a result of external factors or challenges or difficulties in maintaining or updating our existing technology or developing or implementing new technology could have a material adverse effect on our business or results of operations.

We rely on a variety of information technology systems for the efficient functioning of our business, including point of sale, inventory management, purchasing, financials, logistics, accounts payable and human resources information systems. We are dependent on the integrity, security and consistent operation of these systems and related back-up systems. Such systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, cybersecurity breaches, cyberattacks (including malicious codes, worms, phishing and denial of service attacks and ransomware), software upgrade failures or code defects, natural disasters and human error. Damage or interruption to, or defects of design related to, these systems or the integration of such systems may require a significant investment to fix or replace, and we may suffer interruptions or disruptions in our operations in the interim, may experience loss or corruption of critical data and may receive negative publicity, all of which could have a material adverse effect on our business or results of operations. Although we have taken steps designed to reduce the risk of these events occurring, there can be no guarantee that we or a third party on which we rely will not suffer one of these events.

We modify, update and replace our systems and infrastructure from time to time, including by adding new hardware, software and applications; maintaining, updating or replacing legacy programs; converting to global systems; integrating new service providers; and adding enhanced or new functionality, such as cloud computing technologies. In addition, we have a customized ERP system, components of which we are planning to replace in the next few years. There is a risk of business disruption, liability and reputational damage associated with these actions, including from not accurately capturing and maintaining data, efficiently testing and implementing changes, realizing the expected benefit of the change and managing the potential disruption of the actions and diversion of internal teams’ attention as the changes are implemented.

Further, potential issues associated with implementing technology initiatives and the time and resources required in seeking to optimize the benefits of new elements of our systems and its infrastructure could reduce the efficiency of our operations in the short term. The efficient operation and successful growth of our business depends upon our information systems, including our ability to operate, maintain and develop them effectively. A failure of those systems could disrupt our business, subject us to liability, damage our reputation, or otherwise impact our financial results.

Real or perceived concerns that products we and the IOs sell could cause unexpected side effects, illness, injury or death could expose us to lawsuits and harm our reputation, which could result in unexpected costs.

If our products do not meet applicable safety standards or our customers’ expectations regarding safety, we could experience lost sales, increased costs, litigation or reputational harm. Any lost confidence on the part of our customers would be difficult and costly to reestablish. Issues regarding the quality or safety of any food items sold by us, regardless of the cause, could have a substantial and adverse effect on our sales and operating results.

There is increasing governmental scrutiny and regulation of and public awareness regarding food safety. Unexpected side effects, illness, injury or death caused by products we and the IOs sell or involving suppliers that supply us with products could result in the discontinuance of sales of these products or our relationship with such suppliers or prevent us from achieving market acceptance of the affected products. We cannot be sure that consumption or use of our products will not cause side effects, illness, injury or death in the future, as product deficiencies might not be identified before we sell such products to our customers.

We also may be subject to claims, lawsuits or government investigations relating to such matters resulting in costly product recalls and other liabilities that could materially adversely affect our business and results of operations. Even if a product liability claim is unsuccessful or is not fully pursued, negative publicity could materially adversely affect our reputation with existing and potential customers and our corporate and brand image, and these effects could persist over the long term. Any claims brought against us may exceed our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets.

We are subject to laws and regulations generally applicable to retailers. Compliance with, failure to comply with, or changes to such laws and regulations could have a material adverse effect on our business and financial performance.

Our business is subject to numerous and frequently changing federal, state and local laws and regulations. We routinely incur significant costs in complying with these regulations. The complexity of the regulatory environment in which we and the IOs operate and the related cost of compliance are increasing due to additional legal and regulatory requirements, our expanding operation and increased enforcement efforts. Further, uncertainties exist regarding the future application of certain of these legal requirements to our business. New or existing laws, regulations and policies, liabilities arising thereunder and the related interpretations and enforcement practices, particularly those dealing with environmental protection and compliance, taxation, zoning and land use, workplace safety, public health, community right-to-know, product safety or labeling, food safety, alcohol and beverage sales, vitamin and supplements, information security and privacy and labor and employment, among others, or changes in existing laws, regulations, policies and the related interpretations and enforcement practices, particularly those governing the sale of products, may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our cost of doing business. For example, we or the IOs have had to comply with recent new laws in many of the states or counties in which we operate regarding recycling, waste, minimum wages, sick time, vacation, plastic bag and straw bans and sugar taxes. In addition, we and the IOs are subject to environmental laws pursuant to which we and the IOs could be strictly and jointly and severally liable for any contamination at our current or former locations, or at third-party waste disposal sites, regardless of our knowledge of or responsibility for such contamination.

Approximately 9% of sales are in the form of EBT payments and a substantial portion of these payments may be related to benefits associated with the Supplemental Nutritional Assistance Program (“SNAP”). Accordingly, changes in EBT regulations by the U.S. Department of Agriculture or in SNAP benefits by Congress could adversely affect our financial performance.

We cannot assure you that we or the IOs will comply promptly and fully with all laws, regulations, policies and the related interpretations that apply to our stores. Untimely compliance or noncompliance with applicable regulations or untimely or incomplete execution of a required product recall, can result in the imposition of penalties (including loss of licenses, eligibility to accept certain government benefits such as SNAP or significant fines or monetary penalties), civil or criminal liability, damages, class action litigation or other litigation, in addition to reputational damage, which could have a material adverse effect on our business, financial condition and results of operations.

Legal proceedings from customers, suppliers, employees, governments or competitors could materially impact our business, reputation, financial condition, results of operations and cash flows.

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations. Such allegations, claims and proceedings may be brought by third parties, including our customers, suppliers, employees, governmental or regulatory bodies or competitors, and may include class actions. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. While the IOs and suppliers will typically indemnify us for certain adverse outcomes, we may still bear significant expenses related to such proceedings. While we maintain insurance, insurance coverage may not be adequate, and the cost to defend against future litigation may be significant.

From time to time, our employees may bring lawsuits against us regarding discrimination, creating a hostile workplace, sexual harassment and other employment issues. The IOs may also experience similar lawsuits from their own employees. In recent years, companies have experienced an increase in the number of discrimination and harassment and wage and hour claims generally. Coupled with the expansion of social media platforms that allow individuals with access to a broad audience, these claims have had a significant negative impact on some businesses. Some companies that have faced employment- or harassment-related lawsuits have had to terminate management or other key personnel, and have suffered reputational harm. If we were to face any employment-related or other claims, our reputation and business could be negatively affected. In addition, such lawsuits brought against the IOs, even if we are not named or are ultimately not found liable, could adversely impact our reputation and business.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance, particularly if we incur losses not covered by our insurance or if claims differ from our estimates.

Our insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions that we believe are reasonable based on our operations. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime, certain wage and hour and other employment-related claims, including class actions, actions based on certain consumer protection laws, and some natural and other disasters or similar events. If we incur these losses and they are material, our business could suffer. Certain material events, such as earthquakes or the recent California wildfires, may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. Our retail stores located in California, and the inventory in those stores, are not currently insured against losses due to earthquakes. We have experienced significant challenges in renewing the insurance policies for our stores as insurers have incurred substantial losses related to property claims from fires, floods and other catastrophic events and are significantly increasing policy premiums, increasing their requirements around building engineering standards or cutting back capacity for coverage offerings to layered/quota share. To offset negative insurance market trends, we may elect to increase our self-insurance coverage, accept higher deductibles or reduce the amount of coverage.

In addition, we self-insure, or insure through captive insurance companies, a significant portion of expected losses under our workers’ compensation, automobile liability and general liability insurance programs. Unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including expected increases in medical and indemnity costs, could result in materially different expenses than expected under these programs, which could have a material adverse effect on our results of operations and financial condition. If we experience a greater number of these losses than we anticipate, it could have a material adverse effect on our business, financial condition and results of operations. IOs are required to maintain certain types and amounts of insurance coverage. If they fail to secure adequate insurance, injured parties may bring actions against us.

If we or the IOs are unable to attract, train and retain highly qualified employees, our financial performance may be negatively affected.

Our future growth, performance and positive customer experience depends on our and the IOs’ ability to attract, train, retain and motivate qualified employees who understand and appreciate our culture and are able to represent our brand effectively and establish credibility with our business partners and customers. We and the IOs face intense competition for employees. If we and the IOs are unable to attract and retain adequate numbers of qualified employees, our operations, customer service levels and support functions could suffer. There is no assurance that we and the IOs will be able to attract or retain highly qualified employees to operate our business.

Labor relation difficulties could materially adversely affect our business.

Employees at two Company-operated stores are represented by the United Food and Commercial Workers Union. Our employees and those of the IOs have the right at any time to form or affiliate with a union. As we continue to grow, enter different regions and operate distribution centers, unions may attempt to organize the employees of our different IOs or our distribution centers within certain regions. We cannot predict the adverse effects that any future organizational activities will have on our business, financial condition and operating results. If we or the IOs were to become subject to work stoppages, we could experience disruption in our operations and increases in our labor costs, either of which could materially adversely affect our business, financial condition and operating results.

Our success depends in part on our executive officers and other key personnel. If we lose key personnel or are unable to hire additional qualified personnel, it could have a material adverse effect on our business, financial condition and results of operations.

We believe that our success depends to a significant extent on the skills, experience and efforts of our executive officers and other key personnel. The unexpected loss of services of any of our executive officers or other key personnel could have a material adverse effect on our business and operations. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause our stock price to decline. We do not maintain key person insurance on any of our key personnel. There can be no assurance that our executive succession planning, retention or hiring efforts will be successful. Competition for skilled and experienced management in our industry is intense, and we may not be successful in attracting and retaining qualified personnel. Failure to attract and retain qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters may materially impact reporting of our financial condition and results of operations.

Accounting principles generally accepted in the United States and related accounting pronouncements, implementation guidelines, and interpretations we apply to a wide range of matters that are relevant to our business, such as accounting for long-lived asset impairment, goodwill, variable interest entities and stock-based compensation, are complex and involve subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgements by our management could significantly change or add significant volatility to our reported or expected financial performance. For example, our adoption of Accounting Standards Codification Topic 842, Leases had a material impact on our financial statements. For more information see “Recently Issued Accounting Standards” in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

Goodwill, other intangible assets and long-lived assets represent a significant portion of our total assets, and any impairment of these assets could materially adversely affect our financial condition and results of operations.

We monitor the recoverability of our long-lived assets, such as our store investments, and evaluate them annually to determine if impairment has occurred. Accounting rules require us to review the carrying value of our goodwill and other intangible assets for impairment annually or whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. Such indicators are based on market conditions and the operational performance of our business. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the intangible assets or goodwill and the fair value of the intangible assets and the implied fair value of the goodwill, respectively, in the period the determination is made. The testing of long-lived assets, intangible assets and goodwill for impairment requires us to make estimates that are subject to significant assumptions about our future sales, profitability, cash flow, fair value of assets and liabilities, weighted average cost of capital, as well as other assumptions. Changes in these estimates, or changes in actual performance compared with these estimates, may affect the fair value of intangible assets or goodwill, which may result in an impairment charge.

We may take impairment charges in the future based on such assumptions. We cannot accurately predict the amount or timing of any impairment of assets. If a significant amount of our goodwill and other intangible assets were deemed to be impaired, our financial condition and results of operations could be materially adversely affected.

A significant decline in our operating profit and taxable income may impair our ability to realize the value of our deferred tax assets.

We are required by accounting rules to periodically assess our deferred tax assets for a valuation allowance, if necessary. In performing these assessments, we use our historical financial performance to determine whether we have potential valuation allowance concerns and as evidence to support our assumptions about future financial performance. A significant decline in our financial performance could negatively affect the results of our assessments of the recoverability of our deferred tax assets. A valuation allowance against our deferred tax assets could be material and could have a material adverse impact on our financial condition and results of operations.

Tax matters could materially adversely affect our results of operations and financial condition.

We are subject to federal and state income and other taxes in the United States. We compute our income tax provision based on enacted federal and state tax rates. Additionally, changes in the enacted tax rates, adverse outcomes in tax audits, or any change in the pronouncements relating to accounting for income taxes could have a material adverse effect on our financial condition and results of operations.

In December 2017, the U.S. Tax Cut and Jobs Act of 2017 (the “2017 Tax Act”) significantly revised the current federal income tax code with significant changes to corporate taxation, including reducing the corporate tax rate, limiting certain tax deductions and modifying or repealing many business deductions and credits. While the 2017 Tax Act reduced the federal income tax rate for corporations, it created certain limits and potentially changes the timing of certain deductions which could reduce our cash flow in certain periods. Many aspects of the new law are uncertain and are subject to further guidance from U.S. regulators and significant judgements will need to be made in the interpretation of various provisions. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax law, which could also impact our tax obligations.

As of December 29, 2018, we had a tax-effected deferred tax asset of $55.1 million. Our ability to use our deferred tax asset is dependent on our ability to generate future earnings within the operating loss carry-forward periods, which are generally 20 years. Some or all of our deferred tax asset could expire unused if we are unable to generate taxable income in the future sufficient to utilize the deferred tax asset, or we enter into transactions that limit our right to use it. If a material portion of our deferred tax asset expires unused, it could have a material adverse effect on our future business, results of operations, financial condition and the value of our common stock. Our ability to realize the deferred tax asset is periodically reviewed and any necessary valuation allowance is recorded or adjusted accordingly.

In addition, certain states and local jurisdictions have recently approved or proposed gross receipt tax measures. For example, in November 2018, San Francisco voters approved a corporate tax measure, which establishes a new 0.5% gross receipts tax. Should these gross receipt tax measures succeed in other jurisdictions in which we operate, we anticipate an increase in our operating expenses.

Natural disasters and unusual weather conditions (whether or not caused by climate change), pandemic outbreaks, terrorist acts, global political events and other serious catastrophic events could disrupt business and result in lower sales and otherwise materially adversely affect our financial performance.

Natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, pandemic outbreaks, terrorist acts or disruptive global political events, or similar disruptions could materially adversely affect our business and financial performance. For example, our store in Paradise, California was lost due to the fires in that area in November 2018. Uncharacteristic or significant weather conditions can affect consumer shopping patterns, which could lead to lost sales or greater than expected markdowns and materially adversely affect our short-term results of operations. To the extent these events result in the closure of one or more of our distribution centers, a significant number of stores, or our administrative offices or impact one or more of our key suppliers, our operations and financial performance could be materially adversely affected through an inability to make deliveries or provide other support functions to our stores and through lost sales. In addition, these events could result in increases in fuel (or other energy) prices or a fuel shortage, delays in opening new stores, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some domestic and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay or increased transportation costs in the delivery of goods to our distribution centers or stores, the inability of customers to reach or have transportation to our stores directly affected by such events, the temporary reduction in the availability of products in our stores and disruption of our utility services or to our information systems. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage.

The current geographic concentration of our stores creates an exposure to local or regional downturns, natural or man-made disasters or other catastrophic occurrences.

As of June 29, 2019, we operated 186 stores and distributed product from three distribution centers in California, making California our largest market, representing 56% of our total stores. As a result, our business is currently more susceptible to regional conditions than the operations of more geographically diversified competitors, and we are vulnerable to economic downturns in those regions. Any unforeseen events or circumstances that negatively affect these areas could materially adversely affect our sales and profitability. These factors include, among other things, changes in demographics, population and employee bases, wage increases, changes in economic conditions, severe weather conditions and climate change, property tax increases and other catastrophic occurrences, such as wildfires and flooding. Such conditions may result in reduced customer traffic and spending in our stores, physical damage to our stores, loss of inventory, closure of one or more of our stores, inadequate workforce in our markets, temporary disruption in the supply of products, delays in the delivery of goods to our stores, increased expenses and a reduction in the availability of products in our stores. Any of these factors may disrupt our business and materially adversely affect our financial condition and results of operations.

We may be required to devote substantial time to complying with public company regulations, which could negatively impact our financial performance and cause our results of operations or financial condition to suffer.

As a newly public company, we have incurred and will incur additional legal, accounting, insurance, investor relations and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We have incurred and will incur costs associated with the rules of Nasdaq, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC. The expenses incurred by public companies generally for director and officer liability insurance and reporting and corporate governance purposes have been increasing and may continue to increase. The Exchange Act requires us to file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of stockholders. Our management and other personnel will need to devote substantial amounts of time to ensure that we comply with all of the reporting requirements, limiting time spent focused on revenue-producing activities. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Nasdaq requires that we comply with various corporate governance requirements. These rules and regulations, and applicable case law, may increase our legal and financial compliance costs and make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations can also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. For example, the cost of director and officer liability insurance for California-based companies has recently increased significantly. These laws and regulations can also make it more difficult for us to attract and retain qualified persons to serve on our board, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory actions and potentially civil litigation.

Our management has limited experience managing a public company, and our current resources may not be sufficient to fulfill our public company obligations.

Following the completion of our initial public offering on June 24, 2019, we became subject to various regulatory requirements, including those of the SEC and Nasdaq. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Our management team has limited experience in managing a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations, and we may be unable to hire, train or retain necessary staff and may initially be reliant on engaging outside consultants or professionals to overcome our lack of experience. Our business could be adversely affected if our internal infrastructure is inadequate, we are unable to engage outside consultants, or are otherwise unable to fulfill our public company obligations.

Changes in accounting rules or interpretations thereof, changes to underlying legal agreements as well as other factors applicable to our analysis of the IO entities as variable interest entities could significantly impact our ability to issue our financial statements on a timely basis.

In accordance with the variable interest entities sub-section of Accounting Standards Codification Topic 810, Consolidation, we assess during each of our reporting periods whether we are considered the primary beneficiary of a variable interest entity (“VIE”) and therefore are required to consolidate the VIE in our financial statements. We have concluded that the IO entities represent VIEs. However, we have concluded we are not such VIE’s primary beneficiary and, accordingly, we do not consolidate the IO entities’ financial information. Changes in accounting rules or interpretations thereof, changes to the underlying Operator Agreements (as defined elsewhere in this prospectus) as well as other factors that may impact the economic performance of the IO entities which may be relevant to our analysis of whether to consolidate the IO entities as VIEs could significantly impact our ability to issue our financial statements on a timely basis if, as a result, we are determined to be the primary beneficiary of the IO entities and should consolidate such entities. For example, collecting the requisite accounting data from certain of our IO entities in order to consolidate their financial information would involve substantial time, effort and cost. For more information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

Risks Related to Our IO Model

If the IOs are not successful in managing their business, our financial results and brand image could be negatively affected.

The financial health of the IOs is critical to their and our success. The IOs are business entities owned by entrepreneurs who generally live in the same community as the store that they operate as our independent contractor. IOs are responsible for operating their store consistent with our brand standards, hiring and supervising store-level employees, merchandising and selling products and managing and paying the expenses associated with their business. Although we select IOs through a rigorous vetting and training process, and continue to help IOs develop their business skills after they enter into an Operator Agreement with us, it is difficult to predict in advance whether a particular IO will be successful. If an IO is unable to successfully establish, manage and operate the store, their store’s performance and quality of service could be materially adversely affected. In addition, any poor performance could negatively affect our financial results and our brand reputation.

Failure of the IOs to repay notes outstanding to us may materially adversely affect our financial performance.

We extend financing to IOs for their initial startup costs in the form of notes payable to us that bear interest at a rate of 9.95%. We lower the interest rate and delay repayment obligations on the notes outstanding for certain of the IOs participating in our Temporary Commission Adjustment Program (“TCAP”). The TCAP allows us to provide a greater commission to participating IOs who are struggling to meet their working capital needs for various reasons, such as entry into a new market or new competition. There can be no assurance that any IO, particularly those participating in TCAP, will achieve long-term store volumes or profitability that will allow them to repay any amounts due nor is there any assurance that any IO will be able to repay amounts due through other means.

The outstanding aggregate balance of notes receivable from IOs has increased over time as we have accelerated new store growth and initial IO capital and working capital requirements have increased. This balance may continue to increase as we open new stores. There were $16.5 million and $23.5 million of notes to IOs outstanding as of December 30, 2017 and December 29, 2018, respectively, and $9.0 million and $9.1 million reserved as of December 30, 2017 and December 29, 2018, respectively.

If we are unable to attract and retain qualified IOs, our financial performance may be negatively affected.

Our future growth and performance depend on our ability to attract, develop and retain qualified IOs who understand and appreciate our culture and are able to represent our brand effectively. A material decrease in profitability of the IOs may make it more difficult for us to attract and retain qualified IOs. While we use a variety of methods to attract and develop the IOs, including through our Aspiring Operators in Training (“AOT”) program, there can be no assurance that we will continue to be able to recruit and retain a sufficient number of qualified AOTs and other candidates to open successful new locations in order to meet our growth targets. Our ability to maintain our current performance and achieve future growth additionally depends on the IOs’ ability to meet their labor needs while controlling wage and labor-related costs.

If the IOs are unable to avoid excess inventory shrink, our business and results of operations may be adversely affected.

The IOs order merchandise solely from us, which we, in turn, deliver to IOs on a consignment basis. As a result, we retain ownership of all merchandise until the point in time that merchandise is sold to a customer. The IOs, however, are responsible for inventory management at their stores. Any spoiled, damaged or stolen merchandise, markdowns or price changes impact gross margin and, therefore, IO commission. We generally split these losses equally with IOs, however, excessive levels of shrink are deducted from commissions paid to IOs. Excessive shrink generally indicates poor inventory management and the IO’s failure to use due care to secure their store against theft. If IOs were to not effectively control or manage inventory in their stores, they could experience higher rates of inventory shrink which could have a material adverse effect on their financial health, which in turn, may materially and adversely affect our business and results of operations.

Our Operator Agreements may be terminated, and any loss or changeover of an IO may cause material business disruptions.

Each Operator Agreement is subject to termination by either party without cause upon 75 days’ notice. We may also terminate immediately “for cause.” The “for cause” termination triggers include, among other things, a failure to meet our brand standards, misuse of our trademarks and actions that in our reasonable business judgment threaten to harm our business reputation.

As of June 29, 2019, 324 of our 330 stores were operated by IOs, while the remaining 6 stores were operated by us. If we or an IO terminates the Operator Agreement then we must approve a new IO for that store. Any IO changeover consumes substantial time and resources. Often, a changeover will involve more than one transition, as an IO may move from an existing store, thereby creating an opening at the IO’s previous store. A failure to transition a store successfully to another IO can negatively impact the customer experience or compromise our brand standards. Termination of an Operator Agreement could therefore result in the reduction of our sales and operating cash flow, and may materially adversely affect our business, financial condition and results of operations.

Legal proceedings initiated against the IOs could materially impact our business, reputation, financial condition, results of operations and cash flows.

We and the IOs are subject to a variety of litigation risks, including, but not limited to, individual personal injury, product liability, intellectual property, employment-related actions, litigation with or involving our relationship with IOs and property disputes and other legal actions in the ordinary course of our respective businesses. If the IOs are unable to provide an adequate remedy in a legal action, the plaintiffs may attempt to hold us liable. We maintain that under current applicable laws and regulations we are not joint employers with the IOs, and should not be held liable for their actions. However, these types of claims may increase costs and affect the scope and terms of insurance or indemnifications we and the IOs may have.

Our Operator Agreements require each IO to maintain certain insurance types and levels. Losses arising from certain extraordinary hazards, employment matters or other matters, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks, or IOs may fail to procure the required insurance. Moreover, any loss incurred could exceed policy limits and policy payments made to IOs may not be made on a timely basis.

Any legal actions against the IOs may negatively affect the reputation of our brand, which could result in a reduction of our sales and operating cash flow, which could be material and which could adversely affect our business, financial condition and results of operations.

In the past, certain business models that use independent contractors to sell directly to customers have been subject to challenge under various laws, including laws relating to franchising, misclassification and joint employment. If our business model is determined to be a franchise, if IOs are found not to be independent contractors, but our employees, or if we are found to be a joint employer of an IO’s employees, our business and operations could be materially adversely affected.

The IOs are independent contractors. Independent contractors and the companies that engage their services have come under increased legal and regulatory scrutiny in recent years as courts have adopted new standards for these classifications and federal legislators continue to introduce legislation concerning the classification of independent contractors as employees, including legislation that proposes to increase the tax and labor penalties against employers who intentionally or unintentionally misclassify employees as independent contractors and are found to have violated employees’ overtime or wage requirements. Federal and state tax and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. There is a risk that a governmental agency or court could disagree with our assessment that IOs are independent contractors or that these laws and regulations could change. If any IOs were determined to be our employees, we would incur additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment, environmental and tort laws, which could potentially include prior periods, as well as potential liability for employee benefits and tax withholdings.

Even if IOs are properly classified as independent contractors, there is a risk that a governmental agency or court might disagree with our assessment that each IO is the sole employer of its workers and seek to hold us jointly and separately responsible as a co-employer of an IO’s workers. In this case, we would incur additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, which could potentially include prior periods, as well as potential liability for employee benefits and tax withholdings since joint employers are each separately responsible for their co-employees’ benefits. A misclassification ruling would mean that both IOs and IOs’ employees are our employees, it would also mean that an IOs’ employees are also our employees.

We continue to observe and monitor our compliance with current applicable laws and regulations, but we cannot predict whether laws and regulations adopted in the future, or standards adopted by the courts, regarding the classification of independent contractors will materially adversely affect our business or operations. Further, if we were to become subject to franchise laws or regulations, it would require us to provide additional disclosures, register with state franchise agencies, impact our ability to terminate our Operator Agreements and may increase the expense of, or adversely impact our recruitment of new IOs.

Our success depends on our ability to maintain positive relationships with the IOs and any failure to maintain our relationships on positive terms could materially adversely affect our business, reputation, financial condition and results of operations.

The IOs develop and operate their stores under terms set forth in our Operator Agreements. These agreements give rise to relationships that involve a complex set of mutual obligations and depends on mutual cooperation and trust. We have a standard Operator Agreement that we use with the IOs, which contributes to uniformity of brand standards. We generally have positive relationships with the IOs, based in part on our common understanding of our mutual rights and obligations under the Operator Agreement. However, we and the IOs may not always maintain a positive relationship or always interpret the Operator Agreement in the same way. Our failure to maintain positive relationships with the IOs could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to the IOs or stockholders or more costly to operate. Active and/or potential disputes with IOs could damage our brand image and reputation.

The success of our business depends in large part on our ability to maintain IOs in profitable stores. If we fail to maintain our IO relationships on acceptable terms, or if one or more of the more profitable IOs were to terminate their Operator Agreements, become insolvent or otherwise fail to comply with brand standards, our business, reputation, financial condition and results of operations could be materially and adversely affected.

The IOs could take actions that could harm our business.

The IOs are contractually obligated to operate their stores in accordance with the brand standards set forth in the Operator Agreements. However, IOs are independent contractors whom we do not control. The IOs operate and oversee the daily operations of their stores and have sole control over all of their employees and other workforce decisions. As a result, IOs make decisions independent of us that bear directly on the ultimate success and performance of their store. Nevertheless, the nature of the brand license creates a symbiotic relationship between our outcome and each IO. Indeed, because we and each of the IOs associate our separate businesses with the Grocery Outlet name and brand reputation, the failure of any IO to comply with our brand standards could potentially have repercussions that extend beyond that IO’s own market area and materially adversely affect not only our business, but the business of other IOs and the general brand image and reputation of the Grocery Outlet name. This, in turn, could materially and adversely affect our business and operating results. If any particular IO operates a store in a manner inconsistent with our brand standards, we cannot assure you that we will be able to terminate the Operator Agreement of that IO without disruptions to the operations and sales of that IO’s store or other stores.

Risks Associated with Our Indebtedness

Our substantial indebtedness could materially adversely affect our financial condition and our ability to operate our business, react to changes in the economy or industry or pay our debts and meet our obligations under our debt and could divert our cash flow from operations for debt payments.

We have a significant amount of indebtedness. As of June 29, 2019, our total borrowings under our First Lien Credit Agreement was $475.2 million. Although we used substantially all of the proceeds from our initial public offering to repay indebtedness, we continue to have a significant amount of indebtedness. In addition, as of June 29, 2019, we had a $100.0 million revolving credit facility under our First Lien Credit Agreement under which we had $96.4 million of availability after giving effect to outstanding letters of credit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” In addition, subject to restrictions in our First Lien Credit Agreement, we may incur additional debt.

Our substantial debt could have important consequences to you, including the following:

•	it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired;

•

a substantial portion of cash flow from operations may be dedicated to the payment of principal and interest on our debt, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities, acquisitions and other purposes;

•	we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited;

•	our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt; and

•	our ability to borrow additional funds or to refinance debt may be limited.

Furthermore, all of our debt under our First Lien Credit Agreement bears interest at variable rates. If these rates were to increase significantly, whether because of an increase in market interest rates or a decrease in our creditworthiness, our ability to borrow additional funds may be reduced and the risks related to our substantial debt would intensify.

Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

Our business may not generate sufficient cash flow from operating activities to service our debt obligations. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures depends on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

If we are unable to generate sufficient cash flow from operations to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations, delay capital expenditures or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from pursuing any of these alternatives.

Restrictive covenants in our First Lien Credit Agreement may restrict our ability to pursue our business strategies, and failure to comply with any of these restrictions could result in acceleration of our debt.

The operating and financial restrictions and covenants in our First Lien Credit Agreement may materially adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Such restrictions and covenants limit our ability, among other things, to:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make distributions in respect of our common stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	make certain payments in respect of certain junior debt obligations;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

A breach of any of these covenants could result in a default under our First Lien Credit Agreement. Upon the occurrence of an event of default under our First Lien Credit Agreement, the lenders could elect to declare all amounts outstanding under our First Lien Credit Agreement to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our First Lien Credit Agreement could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral to secure our First Lien Credit Agreement. Our future operating results may not be sufficient to enable compliance with the financial maintenance covenant in our First Lien Credit Agreement, or any other indebtedness and we may not have sufficient assets to repay amounts outstanding under our First Lien Credit Agreement. In addition, in the event of an acceleration of our debt upon a default, we may not have or be able to obtain sufficient funds to make any accelerated payments.

Furthermore, the terms of any future indebtedness we may incur could have further additional restrictive covenants. We may not be able to maintain compliance with these covenants in the future, and in the event that we are not able to maintain compliance, we cannot assure you that we will be able to obtain waivers from the lenders or amend the covenants.

Despite current debt levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional debt in the future. Although our First Lien Credit Agreement contains restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions, and the debt incurred in compliance with these restrictions could be substantial. Additionally, we may successfully obtain waivers of these restrictions. If we incur additional debt above the levels currently in effect, the risks associated with our leverage, including those described above, would increase. Our First Lien Credit Agreement includes a $100.0 million revolving credit facility under which we had $96.4 million of availability as of June 29, 2019 after giving effect to outstanding letters of credit.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock has been volatile and may continue to fluctuate substantially, which could result in substantial losses for purchasers of our common stock.

The trading price of our common stock has been and is likely to continue to be volatile. The stock market has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. Since shares of our common stock were sold in our initial public offering in June 2019 at a price of $22.00 per share, our stock price has ranged from $27.75 to $47.57 through September 30, 2019. The market price of our common stock has been highly volatile and may continue to fluctuate substantially due to a number of factors such as those listed in “—Risks Related to Our Business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	declines in the market prices of stocks generally;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in our industry or markets;

•	changes in business or regulatory conditions;

•	additions or departures of key management personnel;

•	future sales of our common stock or other securities by us or our existing stockholders, or the perception of such future sales;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock are low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Our quarterly operating results fluctuate and may fall short of prior periods, our projections or the expectations of securities analysts or investors, which could materially adversely affect our stock price.

Our operating results have fluctuated from quarter to quarter at points in the past, and they may do so in the future. Therefore, results of any one fiscal quarter are not a reliable indication of results to be expected for any other fiscal quarter or for any year. If we fail to increase our results over prior periods, to achieve our projected results or to meet the expectations of securities analysts or investors, our stock price may decline, and the decrease in the stock price may be disproportionate to the shortfall in our financial performance. Results may be affected by various factors, including those described in these risk factors. We maintain a forecasting process that seeks to plan sales and align expenses. If we do not control costs or appropriately adjust costs to actual results, or if actual results differ significantly from our forecast, our financial performance could be materially adversely affected.

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company with no material direct operations. Our principal assets are the shares of common stock of Globe Intermediate Corp. that we hold. Globe Intermediate Corp. is the indirect parent of Grocery Outlet Inc. which, together with its subsidiaries, owns substantially all of our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to meet our financial obligations.

We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our First Lien Credit Agreement and may be further restricted by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in our company may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In connection with this offering, BofA Securities, Inc. and Morgan Stanley & Co. LLC, as representatives of the several underwriters of our initial public offering, have agreed to release the restrictions under the lock-up agreements that were executed in connection with our initial public offering with respect to 13,000,000 shares (up to 14,950,000 shares including the underwriters’ option to purchase additional shares) of our common stock in this offering that are held by the selling stockholders, which includes 721,443 shares owned by certain of our directors and/or executive officers and their affiliated entities and 11,398,299 shares owned by the H&F Investor (up to 12,281,299 shares including the underwriters’ option to purchase additional shares); provided, however, that the release of shares of our common stock held by the selling stockholders is limited to the shares actually sold in this offering. BofA Securities, Inc. and Morgan Stanley & Co. LLC, as representatives of the several underwriters of our initial public offering, may, in their sole discretion, from time to time permit our stockholders to sell additional shares and waive the contractual lock-up prior to the expiration of the lock-up agreements, as they have done with respect to the shares being released in connection with this offering.

In addition, in connection with this offering, BofA Securities, Inc. and Morgan Stanley & Co. LLC, as representatives of the several underwriters of our initial public offering, have agreed to release the restrictions under the lock-up agreements that were executed in connection with our initial public offering with respect to 883,000 shares of our common stock that are held by the H&F Investor and 50,000 shares of our common stock that are held by an entity affiliated with our CEO, Eric Lindberg. The H&F Investor will distribute its shares to its direct and indirect partners for the sole purpose of charitable giving. Mr. Lindberg’s affiliate will also donate its shares to a charity.

In connection with this offering, our board of directors has agreed to release the restriction under the amended and restated stockholders agreement which prohibits certain transfers of shares of our common stock held by certain stockholders (other than the H&F Investor) prior to the expiration of the period specified in the lock-up agreements that were executed in connection with our initial public offering with respect to 1,888,469 shares of our common stock, which includes the 771,443 shares owned by certain of our directors and/or executive officers and their affiliated entities included in the release by BofA Securities, Inc. and Morgan Stanley & Co. LLC described above.

In addition to the existing lock-up agreements that were executed in connection with our initial public offering, the selling stockholders and each of our directors and executive officers have entered into lock-up agreements in connection with this offering, on substantially similar terms, which expire 90 days from the date of this prospectus. Upon completion of this offering, based on the number of shares outstanding on June 29, 2019, 53,990,613 shares of our common stock will be restricted from sale as a result of lock-up agreements with the underwriters through the date that is 90 days from the date of this prospectus.

After this offering, the holders of an aggregate of 54,827,691 shares of our outstanding common stock immediately following this offering (assuming no exercise of the underwriters’ option to purchase additional shares and without giving effect to the expected charitable donations discussed above), will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. See “Shares Eligible for Future Sale.”

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In addition, the shares of our common stock reserved for future issuance under our 2014 Stock Plan (as defined elsewhere in this prospectus) and our 2019 Incentive Plan (as defined elsewhere in this prospectus) will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and Rule 144 under the Securities Act, as applicable. A total of 16,284,163 shares of common stock have been reserved for future issuance under our 2014 Stock Plan and our 2019 Incentive Plan.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider to be in its best interest, including attempts that might result in a premium over the market price of our common stock.

These provisions provide for, among other things:

•

the division of our board of directors into three classes, as nearly equal in size as possible, which directors in each class serving three-year terms and with terms of the directors of only one class expiring in any given year;

•

that at any time when the H&F Investor and certain of its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of the holders of at least two-thirds in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

•

the ability of our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change of control;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

•

the right of the H&F Investor and certain of its affiliates to nominate a number of members of our board of directors proportionate to their collective ownership of our common stock and the obligation of certain of our other pre-initial public offering stockholders to support such nominees;

•

the right of certain other pre-initial public offering investors to nominate one member of our board of directors and the obligation of the H&F Investor and certain of our other pre-initial public offering stockholders to support such nominee;

•	certain limitations on convening special stockholder meetings; and

•

that certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may be amended only by the affirmative vote of the holders of at least two-thirds in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class, if the H&F Investor and certain of its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors.

These provisions could make it more difficult for a third party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

The H&F Investor will continue to hold a significant percentage of our outstanding stock after this offering and its interests may be different than the interests of other holders of our securities.

Upon the completion of this offering, the H&F Investor will own approximately 48.7% of our outstanding common stock, or approximately 46.5% if the underwriters exercise in full their option to purchase additional shares. As a result, the H&F Investor is able to control or influence actions to be taken by us, including future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, amendments to our organizational documents and the approval of significant corporate transactions, including mergers, sales of substantially all of our assets, distributions of our assets, the incurrence of indebtedness and any incurrence of liens on our assets.

The interests of the H&F Investor may be materially different than the interests of our other stakeholders. In addition, the H&F Investor may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance its investment, even though such transactions might involve risks to you. For example, the H&F Investor may cause us to take actions or pursue strategies that could impact our ability to make payments under our First Lien Credit Agreement or that cause a change of control. In addition, to the extent permitted by our First Lien Credit Agreement, the H&F Investor may cause us to pay dividends rather than make capital expenditures or repay debt. The H&F Investor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation provides that none of the H&F Investor, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The H&F Investor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

So long as the H&F Investor continues to own a significant amount of our outstanding common stock, even if such amount is less than 50%, it will continue to be able to strongly influence or effectively control our decisions and, so long as the H&F Investor continues to own shares of our outstanding common stock, nominate individuals to our board of directors pursuant to the stockholders agreement we are parties to. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” In addition, the H&F Investor will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act (“Section 404”). As a public company, we have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our annual report for the year ended January 2, 2021. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Our independent registered public accounting firm will be required to issue an attestation report on effectiveness of our internal controls in our annual report for the year ended January 2, 2021.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report.

Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. A material weaknesses in internal control could result in our failure to detect a material misstatement of our annual or quarterly consolidated financial statements or disclosures. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

Our amended and restated bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America will be the sole and exclusive forums for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide, subject to limited exceptions, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to the Company or our stockholders, (iii) action asserting a claim against the Company or any director, officer or other employee of the Company arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) action asserting a claim against the Company or any director, officer or other employee of the Company governed by the internal affairs doctrine. These provisions shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selections of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated bylaws.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for disputes with us or any of our directors, officers or other employees which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions that will be contained in our amended and restated bylaws to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition. For example, the Court of Chancery of the State of Delaware recently determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. However, this decision may be reviewed and ultimately overturned by the Delaware Supreme Court.

Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue 50,000,000 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements (other than statements of historical facts) in this prospectus regarding the prospects of the industry and our prospects, plans, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives of these terms or variations of them or similar terminology. Forward-looking statements include our expectations regarding our financial and operational information as of and for the thirteen weeks ended September 28, 2019 after the completion of our closing procedures. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot provide any assurance that these expectations will prove to be correct. Such statements reflect the current views of our management with respect to our business, results of operations and future financial performance. The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

•	failure of suppliers to consistently supply us with opportunistic products at attractive pricing;

•	inability to successfully identify trends and maintain a consistent level of opportunistic products;

•	failure to maintain or increase comparable store sales;

•	changes affecting the market prices of the products we sell;

•	failure to open, relocate or remodel stores on schedule;

•	risks associated with newly opened stores;

•	risks associated with economic conditions;

•	competition in the retail food industry;

•	inability to retain the loyalty of our customers;

•	costs and implementation difficulties associated with marketing, advertising and promotions;

•	failure to maintain our reputation and the value of our brand, including protecting our intellectual property;

•	any significant disruption to our distribution network, the operations of our distributions centers and our timely receipt of inventory;

•	movement of consumer trends toward private labels and away from name-brand products;

•	inability to maintain sufficient levels of cash flow from our operations;

•	risks associated with leasing substantial amounts of space;

•	failure to maintain the security of information we hold relating to personal information or payment card data of our customers, employees and suppliers;

•	failure to participate effectively or at all in the growing online retail marketplace;

•	material disruption to our information technology systems;

•	risks associated with products we and the IOs sell;

•	risks associated with laws and regulations generally applicable to retailers;

•	legal proceedings from customers, suppliers, employees, governments or competitors;

•	unexpected costs and negative effects associated with our insurance program;

•	inability to attract, train and retain highly qualified employees;

•	difficulties associated with labor relations;

•	loss of our key personnel or inability to hire additional qualified personnel;

•	changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters;

•	impairment of goodwill and other intangible assets;

•	any significant decline in our operating profit and taxable income;

•	risks associated with tax matters;

•	natural disasters and unusual weather conditions (whether or not caused by climate change), pandemic outbreaks, terrorist acts, global political events and other serious catastrophic events;

•	economic downturns or natural or man-made disasters in geographies where our stores are located;

•	management’s limited experience managing a public company;

•	risks associated with IOs being consolidated into our financial statements;

•	failure of the IOs to successfully manage their business;

•	failure of the IOs to repay notes outstanding to us;

•	inability to attract and retain qualified IOs;

•	inability of the IOs to avoid excess inventory shrink;

•	any loss or changeover of an IO;

•	legal proceedings initiated against the IOs;

•	legal challenges to the independent contractor business model;

•	failure to maintain positive relationships with the IOs;

•	risks associated with actions the IOs could take that could harm our business;

•	the significant influence of the H&F Investor over us;

•	our ability to generate cash flow to service our substantial debt obligations; and

•	the other factors discussed under “Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described under the caption “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and future financial performance.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part to permit holders of the shares of our common stock included in the section entitled “Principal and Selling Stockholders” to resell such shares. The selling stockholders will receive all of the net proceeds from the sale of shares of common stock in this offering. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of shares by the selling stockholders or if the underwriters exercise their option to purchase additional shares.

DIVIDEND POLICY

We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations, to finance the growth and development of our business and to reduce our net debt. Any determination to declare dividends in the future will be at the discretion of our board of directors, subject to applicable laws, and will be dependent on a number of factors, including our earnings, capital requirements and overall financial condition. In addition, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under our First Lien Credit Agreement, and may be further restricted by the terms of any future debt or preferred securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” for more information about our First Lien Credit Agreement.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 29, 2019.

You should read this table together with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of June 29, 2019
(in thousands)
Cash and cash equivalents	$18,677

Long-term debt, including current portion of long-term debt:
First Lien Credit Agreement (1)	$475,188
Other long-term debt	357
Combined aggregate unamortized debt discount and debt issuance costs	(13,159)

Total debt	462,386

Stockholders’ equity:
Common stock, $0.001 par value; 500,000,000 shares authorized, 88,311,764 shares issued and outstanding	88
Preferred stock, $0.001 par value; 50,000,000 shares authorized, no shares issued and outstanding	—
Additional paid-in capital	711,200
Retained earnings	5,400

Total stockholders’ equity	716,688

Total capitalization	$1,179,074

(1)

As of June 29, 2019, we had a $100.0 million revolving credit facility under our First Lien Credit Agreement under which we had $96.4 million of availability thereunder after giving effect to outstanding letters of credit as of such date.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth the selected consolidated financial data of the Company for the periods presented. The selected consolidated financial data for the fiscal years 2016, 2017 and 2018 and the summary balance sheet data as of December 30, 2017 and December 29, 2018 are derived from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The selected consolidated financial data for the period from December 29, 2013 through October 7, 2014, for the period from October 8, 2014 through January 3, 2015 and for fiscal year 2015 and the summary balance sheet data as of January 3, 2015 and January 2, 2016 presented below were derived from unaudited consolidated financial statements which are not included in this prospectus. The selected consolidated financial data for the 26 weeks ended June 30, 2018 and June 29, 2019 and the summary balance sheet data as of June 29, 2019 are derived from our unaudited condensed consolidated financial statements and the related notes appearing elsewhere in this prospectus. All unaudited consolidated financial statements referenced herein were prepared on a basis consistent with the audited consolidated financial statements and in the opinion of management reflect all adjustments necessary for a fair statement of the financial information. The summary balance sheet data as of December 31, 2016 presented below was derived from audited consolidated financial statements which are not included in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods and interim results are not necessarily indicative of results to be expected for the full year ended December 28, 2019. We operate on a fiscal year that ends on the Saturday closest to December 31st each year. Fiscal years 2015 through 2018 all contained 52 weeks and the fiscal year ended January 3, 2015 contained 53 weeks.

The selected consolidated financial data set forth below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor	Successor
	Period from December 29, 2013 through October 7, 2014	Period from October 8, 2014 through January 3, 2015	Fiscal Year Ended				26 Weeks Ended
			January 2, 2016	December 31, 2016	December 30, 2017	December 29, 2018	June 30, 2018	June 29, 2019
		(in thousands, except per share data)
Statement of Operations Data:
Net sales	$1,139,429	$371,015	$1,627,306	$1,831,531	$2,075,465	$2,287,660	$1,125,616	$1,251,560
Cost of sales	793,227	266,929	1,135,090	1,270,354	1,443,582	1,592,263	781,932	865,823

Gross profit	346,202	104,086	492,216	561,177	631,883	695,397	343,684	385,737
Operating expenses:
Selling, general and administrative expenses	292,628	91,867	401,204	457,051	510,136	557,100	276,479	310,495
Depreciation and amortization expenses	28,829	7,384	31,243	37,152	43,152	45,421	22,413	24,890
Stock-based compensation expenses	68,502	—	172	2,905	1,659	10,409	263	22,961

Total operating expenses	389,959	99,251	432,619	497,108	554,947	612,930	299,155	358,346

Income (loss) from operations	(43,757)	4,835	59,597	64,069	76,936	82,467	44,529	27,391
Other expense:
Interest expense, net	24,348	11,573	45,900	47,147	49,698	55,362	26,886	31,890
Debt extinguishment and modification costs	—	12,695	5,473	—	1,466	5,253	—	5,162

Total other expense	24,348	24,268	51,373	47,147	51,164	60,615	26,886	37,052
Income (loss) before income taxes	(68,105)	(19,433)	8,224	16,922	25,772	21,852	17,643	(9,661)
Income tax expense (benefit)	(24,753)	(7,644)	3,459	6,724	5,171	5,984	4,832	(2,803)

Net income (loss)	$(43,352)	$(11,789)	$4,765	$10,198	$20,601	$15,868	$12,811	$(6,858)

Per Share Data (1):
Net income (loss) per share (basic and diluted)
Basic		$(0.17)	$0.07	$0.15	$0.30	$0.24	$0.19	$(0.10)
Diluted		$(0.17)	$0.07	$0.15	$0.30	$0.23	$0.19	$(0.10)
Weighted average shares outstanding (basic and diluted)
Basic		68,384	68,219	68,260	68,232	68,473	68,471	69,494
Diluted		68,452	68,266	68,323	68,332	68,546	68,499	69,494
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$46,136	$(80,770)	$43,176	$70,875	$84,703	$105,811	$55,217	$39,718
Net cash used in investing activities	(35,104)	(1,027,156)	(50,624)	(65,416)	(77,820)	(73,550)	(25,501)	(44,523)
Net cash provided by (used in) financing activities	(3,067)	1,106,426	(7,773)	(4,328)	(7,935)	(16,999)	(2,756)	2,419

	Predecessor	Successor
	Period from December 29, 2013 through October 7, 2014	Period from October 8, 2014 through January 3, 2015	Fiscal Year Ended				26 Weeks Ended
			January 2, 2016	December 31, 2016	December 30, 2017	December 29, 2018	June 30, 2018	June 29, 2019
		(dollars in thousands)
Other Financial and Operations Data:
Number of new stores	14	3	20	29	29	26	7	16
Number of stores open at end of period	216	218	237	265	293	316	300	330
Comparable store sales growth (2)	5.3%	5.0%	4.2%	3.6%	5.3%	3.9%	3.5%	5.0%
Gross margin	30.4%	28.1%	30.2%	30.6%	30.4%	30.4%	30.5%	30.8%
EBITDA (3)	$(14,928)	$(476)	$85,367	$101,221	$118,622	$124,271	$67,726	$48,234
Adjusted EBITDA (3)	$58,326	$43,047	$108,236	$123,415	$136,319	$153,578	$75,234	$84,130
Adjusted net income (3)	$5,506	$17,932	$27,642	$33,765	$48,655	$49,308	$24,448	$24,407

	Successor
	As of
	January 3, 2015	January 2, 2016	December 31, 2016	December 30, 2017	December 29, 2018	June 29, 2019
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$20,943	$5,722	$6,853	$5,801	$21,063	$18,677
Working capital (4)	59,345	62,746	68,186	76,224	89,448	71,349
Total assets (5)	1,201,628	1,220,853	1,268,470	1,317,871	1,376,862	2,081,598
Total debt (6)	624,455	625,782	711,866	710,886	857,368	462,386
Total liabilities (5)	726,782	741,070	862,118	890,738	1,076,911	1,364,910
Total stockholders’ equity	474,846	479,783	406,352	427,133	299,951	716,688
Total liabilities and stockholders’ equity (5)	1,201,628	1,220,853	1,268,470	1,317,871	1,376,862	2,081,598

(1)

We have not presented per share data for the 2014 predecessor period as we believe the information will not be meaningful to investors due to the differences in the legal entity structure and capitalization.

(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business—Comparable Store Sales.”

(3)

For more information on our use of EBITDA, adjusted EBITDA and adjusted net income see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business—EBITDA, Adjusted EBITDA and Adjusted Net Income.” The following table provides a reconciliation from our net income to EBITDA and adjusted EBITDA and our net income to adjusted net income for the period from December 29, 2013 through October 7, 2014 and the period from October 8, 2014 through January 3, 2015, the fiscal years 2015, 2016, 2017 and 2018 and the 26 weeks ended June 30, 2018 and June 29, 2019.

	Predecessor	Successor
	Period from December 29, 2013 through October 7, 2014	Period from October 8, 2014 through January 3, 2015	Fiscal Year Ended				26 Weeks Ended
			January 2, 2016	December 31, 2016	December 30, 2017	December 29, 2018	June 30, 2018	June 29, 2019
		(in thousands)
Net income (loss)	$(43,352)	$(11,789)	$4,765	$10,198	$20,601	$15,868	$12,811	$(6,858)
Interest expense, net	24,348	11,573	45,900	47,147	49,698	55,362	26,886	31,890
Income tax (benefit) expense	(24,753)	(7,644)	3,459	6,724	5,171	5,984	4,832	(2,803)
Depreciation and amortization expenses	28,829	7,384	31,243	37,152	43,152	47,057	23,197	26,005

EBITDA	(14,928)	(476)	85,367	101,221	118,622	124,271	67,726	48,234
Stock-based compensation expenses (a)	68,502	—	172	2,905	1,659	10,409	263	22,961
Purchase accounting inventory adjustments (b)	—	7,100	—	—	—	—	—	—
Debt extinguishment and modification costs (c)	—	12,695	5,473	—	1,466	5,253	—	5,162
Non-cash rent (d)	1,422	2,356	9,937	8,451	8,401	7,903	3,523	3,678
Asset impairment and gain or loss on disposition (e)	(49)	48	889	519	549	1,306	(28)	415
New store pre-opening expenses (f)	745	205	1,693	2,580	1,807	1,555	701	742
Rent for acquired leases (g)	—	—	2,385	2,388	72	—	—	—
Provision for accounts receivable reserves (h)	700	1,100	1,225	4,018	3,004	749	2,348	2,064
Other (i)	1,934	20,019	1,095	1,333	739	2,132	701	874

Adjusted EBITDA	$58,326	$43,047	$108,236	$123,415	$136,319	$153,578	$75,234	$84,130

	Predecessor	Successor
	Period from December 29, 2013 through October 7, 2014	Period from October 8, 2014 through January 3, 2015	Fiscal Year Ended				26 Weeks Ended
			January 2, 2016	December 31, 2016	December 30, 2017	December 29, 2018	June 30, 2018	June 29, 2019
		(in thousands)
Net income (loss)	$(43,352)	$(11,789)	$4,765	$10,198	$20,601	$15,868	$12,811	$(6,858)
Stock-based compensation expenses (a)	68,502	—	172	2,905	1,659	10,409	263	22,961
Purchase accounting inventory adjustment (b)	—	7,100	—	—	—	—	—	—
Debt extinguishment and modification costs (c)	—	12,695	5,473	—	1,466	5,253	—	5,162
Non-cash rent (d)	1,422	2,356	9,937	8,451	8,401	7,903	3,523	3,678
Asset impairment and gain or loss on disposition (e)	(49)	48	889	519	549	1,306	(28)	415
New store pre-opening expenses (f)	745	205	1,693	2,580	1,807	1,555	701	742
Rent for acquired leases (g)	—	—	2,385	2,388	72	—	—	—
Provision for accounts receivable reserves (h)	700	1,100	1,225	4,018	3,004	749	2,348	2,064
Other (i)	1,934	20,019	1,095	1,333	739	2,132	701	874
Amortization of purchase accounting assets and deferred financing costs (j)	4,310	3,659	16,618	16,914	17,399	16,744	8,517	7,751
Tax effect of total adjustments (k)	(28,706)	(17,461)	(16,610)	(15,541)	(7,042)	(12,611)	(4,388)	(12,382)

Adjusted net income	$5,506	$17,932	$27,642	$33,765	$48,655	$49,308	$24,448	$24,407

(a)

Represents non-cash stock compensation expense of $68.5 million in 2014 related to the 2014 H&F Acquisition, $0.2 million in 2015, $0.3 million in 2016, $0.4 million in each of 2017 and 2018, $0.2 million in the 26 weeks ended June 30, 2018 and $22.7 million in the 26 weeks ended June 29, 2019, with the remainder representing dividend cash payments made in respect of vested options as a result of dividends declared in connection with our 2016 Recapitalization and our 2018 Recapitalization. We expect to pay an additional $4.2 million in the aggregate on options as they vest in respect of such dividends, of which $3.4 million is expected to be paid in the remainder of fiscal 2019.

(b)	Reflects an inventory step-up resulting from the application of purchase accounting relating to the 2014 H&F Acquisition.
(c)

Represents debt extinguishment and modification costs related to the write-off of debt issuance costs and non-capitalizable expenses related to the 2014 H&F Acquisition, June 2017 repricing of our first and second lien credit facilities, the modification of our first and second lien credit facilities in connection with our 2018 Recapitalization and the extinguishment of our Second Lien Credit Agreement in June 2019.

(d)

Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under GAAP exceeds or is less than our cash rent payments. The adjustment can vary depending on the average age of our lease portfolio, which has been impacted by our significant growth in recent years.

(e)	Represents impairment charges with respect to planned store closures and gains or losses on dispositions of assets in connection with store transitions to new IOs.
(f)	Includes marketing, occupancy and other expenses incurred in connection with store grand openings, including costs that will be the IO’s responsibility after store opening.
(g)	Represents cash occupancy expenses on leases acquired from Fresh & Easy Inc. in 2015 for the periods prior to opening new stores on such sites (commonly referred to as “dead rent”).
(h)	Represents non-cash changes in reserves related to our IO notes and accounts receivable.
(i)

Transaction expenses relating to the 2014 H&F Acquisition and other non-recurring, non-cash or discrete items as determined by management, including personnel-related costs, strategic project costs, legal expenses, costs associated with closed stores and miscellaneous costs.

(j)

Represents amortization of debt issuance costs and incremental amortization of an asset step-up resulting from purchase price accounting related to the 2014 H&F Acquisition which included trademarks, customer lists and below-market leases.

(k)	Represents the tax effect of the total adjustments at our estimated effective tax rate.
(4)	Working capital is defined as current assets minus current liabilities.
(5)

In connection with the adoption of Accounting Standards Codification Topic 842, we have recognized an operating right-of-use asset of $676.2 million and a lease liability of $753.3 million as of June 29, 2019.

(6)

Total debt consists of the current and long-term portions of our total debt outstanding, net of debt discount and debt issuance costs. Total gross debt outstanding was $650.0 million, $645.5 million, $730.3 million, $725.0 million, $875.0 million and $475.5 million as of January 3, 2015, January 2, 2016, December 31, 2016, December 30, 2017, December 29, 2018 and June 29, 2019, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes which are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other sections of this prospectus.

We operate on a fiscal year that ends on the Saturday closest to December 31st each year. References to the years 2016, 2017 and 2018 refer to the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018, each of which contained 52 weeks. References to the first half 2019 and first half 2018 refer to the 26 weeks ended June 29, 2019 and June 30, 2018, respectively.

Our Company

We are a high-growth, extreme value retailer of quality, name-brand consumables and fresh products sold through a network of independently operated stores. Each of our stores offers a fun, treasure hunt shopping experience in an easy-to-navigate, small-box format. An ever-changing assortment of “WOW!” deals, complemented by everyday staple products, generates customer excitement and encourages frequent visits from bargain-minded shoppers. Our flexible buying model allows us to offer quality, name-brand opportunistic products at prices generally 40% to 70% below those of conventional retailers. Entrepreneurial independent operators (“IOs”) run our stores and create a neighborhood feel through personalized customer service and a localized product offering. This differentiated approach has driven 15 consecutive years of positive comparable store sales growth.

Our differentiated model for buying and selling delivers a “WOW!” shopping experience, which generates customer excitement, inspires loyalty and supports profitable sales growth:

•

How we buy: We source quality, name-brand consumables and fresh products opportunistically through a large, centralized purchasing team that leverages long-standing and actively managed supplier relationships to acquire merchandise at significant discounts. Our speed and efficiency in responding to supplier needs combined with our specialized supply chain capabilities and flexible merchandising strategy enhance our access to discounted products and allow us to turn inventory quickly and profitably. Our buyers proactively source on-trend products based on changing consumer preferences, including a wide selection of Natural, Organic, Specialty and Healthy (“NOSH”) products. We also source everyday staple products to complement our opportunistic offerings. We purchase over 85,000 stock keeping units (“SKUs”) from approximately 1,500 suppliers annually. Each store offers a curated and ever-changing assortment of approximately 5,000 SKUs, creating a “buy now” sense of urgency that promotes return visits and fosters customer loyalty.

•

How we sell: Our stores are independently operated by entrepreneurial small business owners that have a relentless focus on selecting the best products for their communities, providing personalized customer service and driving improved store performance. Unlike a store manager of a traditional retailer, IOs are independent businesses and are responsible for store operations, including ordering, merchandising and managing inventory, marketing locally and directly hiring, training and employing their store workers. IOs also initially contribute capital to establish their business and share store-level gross profits with us. This both aligns our interests and incentivizes IOs to aggressively grow their business to realize substantial financial upside. This combination of local decision-making supported by our purchasing scale and corporate resources results in a “small business at scale” model that we believe is difficult for competitors to replicate.

Our Growth Strategies

We plan to continue to drive sales growth and profitability by maintaining a relentless focus on our value proposition and executing on the following strategies:

•

Drive Comparable Sales Growth. We expect that our compelling value proposition will continue to attract new customers, drive repeat visits, increase basket sizes and, as a result, generate strong comparable store sales growth. We plan to:

•

Deliver More “WOW!” Deals and Expand Our Offerings. We intend to drive incremental traffic and increase our share of wallet by further leveraging our purchasing model. We continue to deepen existing and develop new supplier relationships to ensure that we are the preferred partner and the first call for opportunistic inventory. As a result, we believe there is a significant opportunity to source and offer more “WOW!” deals within existing and new product categories, thereby offering greater value and variety to customers. For example, in response to growing consumer preferences for fresh and healthy options, we have grown NOSH primarily through opportunistic purchasing to represent over 15% of our current product mix. More recently, we have expanded our offerings to include fresh seafood and grass-fed meat in order to increase sales to existing and new customers.

•

Support IOs in Enhancing the “WOW!” Customer Experience. We continue to implement operational initiatives to support IOs in enhancing the customer experience. We develop and improve tools that provide IOs with actionable insights on sales, margin and customer behavior, enabling them to further grow their business. Our recently enhanced inventory planning tools help IOs make better local assortment decisions while reducing out-of-stock items and losses related to product markdowns, throwaways and theft (“shrink”). We also regularly deploy updated fixtures, signage and enhanced in-store marketing to further improve the shopping experience, which we believe results in higher customer traffic and average basket sizes.

•

Increase Customer Awareness and Engagement. Our marketing strategy is focused on growing awareness, encourage new customers to visit our stores and increasing engagement with all bargain-minded consumers. Our recent emphasis on digital marketing is enabling us to deliver specific and real-time information to our customers about the most compelling “WOW!” deals at their local store. We have over one million email subscribers in our database, most of whom receive daily and weekly “WOW! Alerts.” Along with the IOs, we have begun to utilize social media to increase our brand affinity and interact with customers more directly on a daily basis. Looking forward, we see an opportunity to further personalize our digital communications to both increase engagement with our existing customers and introduce new customers to our stores. We will continue to supplement our digital marketing with traditional print and broadcast advertising including through our new marketing campaign, “Welcome to Bargain Bliss.”

•

Execute on Store Expansion Plans. We believe the success of our stores across a broad range of geographies, population densities and demographic groups creates a significant opportunity to profitably increase our store count. Our new stores typically require an average net cash investment of approximately $2.0 million and realize a payback on investment within four years. In 2018, we opened 26 new stores and expect to open 32 new stores in 2019. Based on our experience, in addition to research conducted by eSite Analytics, we believe there is an opportunity to establish over 400 additional locations in the states in which we currently operate and approximately 1,600 additional locations when neighboring states are included. Our goal is to expand our store base by approximately 10% annually by penetrating existing and contiguous regions. Over the long term, we believe the market potential exists to establish 4,800 locations nationally.

•

Implement Productivity Improvements to Reinvest in Our Value Proposition. Our seasoned management team has a proven track record of growing our business while maintaining a disciplined cost structure. Since the 2014 H&F Acquisition, we have made significant investments that have laid a solid foundation for future growth. For example, we recently implemented a new warehouse management system that has yielded increased distribution labor productivity and improved store ordering capabilities to help reduce shrink. We have implemented and will continue to identify and implement productivity improvements through both operational initiatives and system enhancements, such as category assortment optimization, improved inventory management tools and greater purchasing specialization. We intend to reinforce our value proposition and drive further growth by reinvesting future productivity improvements into enhanced buying and selling capabilities.

Key Factors and Measures We Use to Evaluate Our Business

We consider a variety of financial and operating measures in assessing the performance of our business. The key GAAP measures we use are sales, gross profit and gross margin, selling, general and administrative expenses (“SG&A”) and operating income. The key non-GAAP measures we use are number of new stores, comparable store sales, EBITDA, adjusted EBITDA and adjusted net income.

Number of New Stores

The number of new stores reflects the number of stores opened during a particular reporting period. New stores require an initial capital investment in the store build-outs, fixtures and equipment which we amortize over time as well as cash required for inventory and pre-opening expenses.

We opened 29 new stores in each of fiscal years 2016 and 2017, opened 26 new stores in fiscal year 2018, seven new stores in the first half 2018 and 16 new stores in the first half 2019, all of which are operated by IOs. We closed one store in each of fiscal years 2016 and 2017 and closed three stores in fiscal year 2018. Those store closures included two Company-operated stores closed at the end of their lease terms, one Company-operated store closed due to landlord site redevelopment, one IO store destroyed by wildfire and one IO store closed at the end of its lease term. We closed no stores in the first half 2018 and two stores in the first half 2019 both of which were at the end of their respective lease terms. We expect new store growth of IO stores to be the primary driver of our sales growth. We lease substantially all of our store locations. Our initial lease terms on stores are typically ten years with options to renew for two or three successive five-year periods.

Sales

We recognize revenues from the sale of products at the point of sale, net of any taxes or deposits collected and remitted to governmental authorities. Discounts provided to customers by us are recognized at the time of sale as a reduction in sales as the products are sold. Discounts that are funded solely by IOs are not recognized as a reduction in sales as the IO bears the incidental costs arising from the discount. We do not accept manufacturer coupons. Sales consist of sales from comparable stores and non-comparable stores, described below under “Comparable Store Sales.” Growth of our sales is primarily driven by expansion of our store base in existing and new markets as well as comparable store sales growth. Sales are impacted by product mix and availability, as well as promotional and competitive activities and the spending habits of our customers. Our ever-changing selection of offerings across diverse product categories supports growth in sales by attracting new customers and encouraging repeat visits from our existing customers.

The spending habits of our customers are subject to macroeconomic conditions and changes in discretionary income. Our customers’ discretionary income is primarily impacted by wages, fuel and other cost-of-living increases including food-at-home inflation, as well as consumer trends and preferences, which fluctuate depending on the environment. Because we offer a broad selection of merchandise at extreme values, in the past we have benefited from periods of economic uncertainty.

Comparable Store Sales

Comparable store sales measure performance of a store during the current reporting period against the performance of the same store in the corresponding period of the previous year. Comparable store sales are impacted by the same factors that impact sales.

Comparable store sales consist of sales from our stores beginning on the first day of the fourteenth full fiscal month following the store’s opening, which is when we believe comparability is achieved. Included in our comparable store definition are those stores that have been remodeled, expanded, or relocated in their existing location or respective trade areas. Excluded from our comparable store definition are those stores that have been closed for an extended period as well as any planned store closures or dispositions. When applicable, we exclude the sales in the non-comparable week of a 53-week year from the same store sales calculation.

Opening new stores is a primary component of our growth strategy and, as we continue to execute on our growth strategy, we expect a significant portion of our sales growth will be attributable to non-comparable store sales. Accordingly, comparable store sales are only one measure we use to assess the success of our growth strategy.

Prior to 2014, we calculated comparable store sales growth based on gross sales for stores beginning on the 366th day after opening. While we believe results under this prior method do not materially differ from results under our current method, we believe that our current methodology more appropriately adjusts for higher sales volumes that typically occur in conjunction with a store’s grand opening events.

Gross Profit and Gross Margin

Gross profit is equal to our sales less our cost of sales. Cost of sales includes, among other things, merchandise costs, inventory markdowns, shrink and transportation, distribution and warehousing costs, including depreciation. Gross margin is gross profit as a percentage of our sales. Gross margin is a measure used by management to indicate whether we are selling merchandise at an appropriate gross profit.

Gross margin is impacted by product mix and availability, as some products generally provide higher gross margins, and by our merchandise costs, which can vary. Gross margin is also impacted by the costs of distributing and transporting product to our stores, which can vary.

Our gross profit is variable in nature and generally follows changes in sales. Our disciplined buying approach has produced consistent gross margins throughout economic cycles which we believe has helped to mitigate adverse impacts on gross profit and results of operations.

The components of our cost of sales may not be comparable to the components of cost of sales or similar measures of our competitors and other retailers. As a result, our gross profit and gross margin may not be comparable to similar data made available by our competitors and other retailers.

Prior to 2014, we calculated gross margin based on gross sales, not deducting for deposits collected or discounts provided, and excluding warehouse depreciation.

Selling, General and Administrative Expenses

SG&A expenses are comprised of both store-related expenses and corporate expenses. Store-related expenses include commissions paid to IOs, occupancy and shared maintenance costs, Company-operated store expenses, including payroll, benefits, supplies and utilities and the cost of opening new IO stores. Corporate expenses include payroll and benefits for corporate and field support, marketing and advertising, insurance and professional services and AOT recruiting and training costs. SG&A generally increases as we grow our store base and invest in corporate infrastructure. SG&A expenses related to commissions paid to IOs are variable in nature and generally increase as gross profits rise. The remainder of our expenses are primarily fixed in nature. We continue to closely manage our expenses and monitor SG&A as a percentage of sales.

The components of our SG&A may not be comparable to the components of similar measures of other retailers. We expect that our SG&A will continue to increase in future periods as we grow.

Operating Income

Operating income is gross profit less SG&A, depreciation and amortization and stock-based compensation. Operating income excludes interest expense, net, debt extinguishment and modification costs and income tax expense. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

EBITDA, Adjusted EBITDA and Adjusted Net Income

EBITDA, adjusted EBITDA and adjusted net income are key metrics used by management and our board of directors to assess our financial performance. EBITDA, adjusted EBITDA and adjusted net income are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We use EBITDA, adjusted EBITDA and adjusted net income to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures. In addition, we use EBITDA to supplement GAAP measures of performance to evaluate our performance in connection with compensation decisions. Management believes it is useful to investors and analysts to evaluate these non-GAAP measures on the same basis as management uses to evaluate our operating results. We believe that excluding items from operating income, net income and net income per diluted share that may not be indicative of, or are unrelated to, our core operating results, and that may vary in frequency or magnitude, enhances the comparability of our results and provides a better baseline for analyzing trends in our business.

We define EBITDA as net income before net interest expense, income taxes and depreciation and amortization expenses. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation expense, purchase accounting inventory adjustments, debt extinguishment and modification costs, non-cash rent, asset impairment and gain or loss on disposition, new store pre-opening expenses, dead rent for acquired leases, provision for accounts receivable reserves and other expenses. Adjusted net income represents net income adjusted for the previously mentioned EBITDA adjustments, further adjusted for costs related to amortization of purchase accounting assets and deferred financing costs and tax effect of total adjustments. EBITDA, adjusted EBITDA and adjusted net income are non-GAAP measures and may not be comparable to similar measures reported by other companies. EBITDA, adjusted EBITDA and adjusted net income have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. We address the limitations of the non-GAAP measures through the use of various GAAP measures. In the future we may incur expenses or charges such as those added back to calculate adjusted EBITDA or adjusted net income. Our presentation of adjusted EBITDA and adjusted net income should not be construed as an inference that our future results will be unaffected by these items. For further discussion of EBITDA, adjusted EBITDA and adjusted net income and for reconciliations of EBITDA, adjusted EBITDA and adjusted net income to net income, the most directly comparable GAAP measure, see “—Results of Operations.”

Other Return Metrics

Cash-on-cash return is a supplemental measure of operating performance that is neither required by nor presented in accordance with GAAP and our calculations thereof may not be comparable to those presented by other companies. We present this measure as we believe it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry and we use it internally as a benchmark to compare our performance to that of our competitors. We define cash-on-cash returns for a given store for a given period as the EBITDA generated solely by such store for that period divided by the total initial net cash investment for that store.

Factors Affecting the Comparability of our Results of Operations

Our results over the past three years have been affected by the following events, which must be understood in order to assess the comparability of our period-to-period financial performance and condition.

Store Openings and Closings

In the first half 2018, we opened seven stores and in the first half 2019 we opened 16 stores. We opened 29 new stores in each of fiscal years 2016 and 2017 and opened 26 new stores in fiscal year 2018. All of the stores we opened in the first half of 2018 and 2019 and in the fiscal years 2016, 2017 and 2018 are operated by IOs. In the first half 2018, we closed no stores and in the first half 2019 we closed two stores both of which were at the end of their respective lease terms. We closed one store in each of fiscal years 2016 and 2017 and closed three stores in fiscal year 2018. Those store closures included two Company-operated stores closed at the end of their lease terms, one Company-operated store closed due to landlord site redevelopment, one IO store destroyed by wildfire and one IO store closed at the end of its lease term. In fiscal 2019, we expect to open 32 new stores and close three stores.

Financing Transactions and Payments to Stockholders

On October 22, 2018, we entered into our first lien credit agreement (the “First Lien Credit Agreement”), which included a term loan facility in an amount equal to $725.0 million and a revolving credit facility in an amount equal to $100.0 million and our second lien credit agreement (our “Second Lien Credit Agreement”) in an amount equal to $150.0 million, refinancing the existing first lien credit facility and the existing second lien credit facility (together the “Existing Credit Facilities”). The proceeds from the First Lien Credit Agreement and Second Lien Credit Agreement were used to repay the amounts outstanding under the Existing Credit Facilities in an aggregate amount of $724.5 million, pay an aggregate cash dividend of $152.2 million to holders of our common stock, and pay bank fees and related transaction expenses of $10.0 million (the “2018 Recapitalization”).

On June 23, 2016, we increased the aggregate principal of our first lien credit agreement by $90.0 million. This increase was used to pay an aggregate cash dividend of $86.5 million to holders of our common stock (the “2016 Recapitalization”).

On June 24, 2019, we completed our initial public offering in which we sold 19,765,625 shares of our common stock, including 2,578,125 shares from the full exercise of the underwriters’ option to purchase additional shares, at a public offering price of $22.0 per share. We received net proceeds of $407.7 million after deducting underwriting discounts and commissions of $27.1 million.

The terms of our First Lien Credit Agreement and Second Lien Credit Agreement permit voluntarily prepayment without premium or penalty subject to certain conditions. In connection with the closing of our initial public offering on June 24, 2019, using the net proceeds from the offering together with our excess cash on hand, we repaid in full the $150.0 million outstanding principal amount under the Second Lien Credit Agreement plus $3.6 million accrued and unpaid interest and terminated the Second Lien Credit Agreement. In addition, we prepaid a portion of the amounts outstanding under the First Lien Credit Agreement totaling $248.0 million principal amount plus interest of $3.8 million. We elected to apply the prepayment against the remaining principal installments in the direct order of maturity. No further principal payment on this term loan will be due until its maturity in October 2025.

On July 23, 2019, we entered into an incremental agreement (the “Incremental Agreement”) to amend the First Lien Credit Agreement. The Incremental Agreement refinanced the term loan outstanding under the

First Lien Credit Agreement with a replacement $475.2 million senior secured term loan credit facility with an applicable margin of 3.25% or 3.50% for Eurodollar loans and 2.25% or 2.50% for base rate loans, in each case depending on the public corporate family rating of GOBP Holdings, Inc. This new term loan matures on October 22, 2025, which is the same maturity date of the existing First Lien Credit Agreement.

The 2014 H&F Acquisition

As a result of the 2014 H&F Acquisition, we recorded certain fair value adjustments related to acquired assets and liabilities in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. These fair value adjustments included an increase in the carrying value of inventory, an increase in the depreciable carrying values of property and equipment, an increase in the carrying values of amortizing intangible assets, including trademarks, customer lists and below market leases, and goodwill. These fair value adjustments, except for goodwill, are amortized and expensed in our consolidated statements of operations based on the estimated useful lives of the related assets.

Depreciation and Amortization Expenses

Depreciation and amortization (exclusive of depreciation included in cost of sales) primarily consists of depreciation and amortization for buildings, store leasehold improvements and equipment. Property and equipment are stated at original cost less accumulated depreciation and amortization. Depreciation and amortization are calculated over the estimated useful lives of the related assets, or in the case of leasehold improvements, the lesser of the useful lives or the remaining term of the lease. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on the straight-line method for financial reporting purposes.

In addition to depreciation and amortization incurred in the normal course of business, we also expense depreciation and amortization resulting from the various purchase accounting adjustments described above in “—The 2014 H&F Acquisition” as well as our subsequent financing transactions which totaled $7.8 million in the first half of 2019 and $8.5 million in the first half of 2018. For the first half 2019, this amount included approximately $2.8 million of fixed asset depreciation related to the fair market value of assets, $1.3 million of amortization of debt issuance costs, $2.0 million of amortization of trademarks and $1.7 million of amortization of below market leases. For the first half 2018, this amount included approximately $2.8 million of fixed asset depreciation related to the fair market value of assets, $2.2 million of amortization of debt issuance costs, $2.0 million of amortization of trademarks and $1.5 million of amortization of below market leases.

Stock-based Compensation Expenses

We recognize stock-based compensation expense related to restricted stock units (“RSUs”) held by directors. Prior to our initial public offering, we had not recognized stock-based compensation expense related to time-based or performance-based options as a change in control event or initial public offering is not deemed probable until such event occurs, and, until such an event occurs our time-based and performance-based options are subject to a post-termination repurchase right by us, and as a result, other than in limited circumstances, stock issued upon the exercise of the option could be repurchased at our discretion. This repurchase feature resulted in no compensation expense being recognized in connection with options granted by us until such time as the exercise of the options could occur without our repurchase of the shares (that is, on or after a liquidity event, such as a change in control or an initial public offering of shares of our common stock). Upon the consummation of our initial public offering in June 2019, the repurchase feature lapsed, and we accordingly began to recognize compensation expense with respect to outstanding option awards. We also recognize stock-based compensation expense for compensatory payments related to vested options such as the dividend payments related to the 2016 Recapitalization and 2018 Recapitalization.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of our sales.

We derived the consolidated statements of income for the fiscal years 2016, 2017 and 2018 and the 26 weeks ended June 30, 2018 and June 29, 2019 from our consolidated financial statements and related notes. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Fiscal Year 2016	Fiscal Year 2017	Fiscal Year 2018	26 Weeks Ended June 30, 2018	26 Weeks Ended June 29, 2019
	(dollars in thousands)
Net sales	$1,831,531	$2,075,465	$2,287,660	$1,125,616	$1,251,560
Cost of sales	1,270,354	1,443,582	1,592,263	781,932	865,823

Gross profit	561,177	631,883	695,397	343,684	385,737
Operating expenses:
Selling, general and administrative expenses	457,051	510,136	557,100	276,479	310,495
Depreciation and amortization expenses	37,152	43,152	45,421	22,413	24,890
Stock-based compensation	2,905	1,659	10,409	263	22,961

Total operating expenses	497,108	554,947	612,930	299,155	358,346

Income from operations	64,069	76,936	82,467	44,529	27,391
Other expense:
Interest expense, net	47,147	49,698	55,362	26,886	31,890
Debt extinguishment and modification costs	—	1,466	5,253	—	5,162

Total other expense	47,147	51,164	60,615	26,886	37,052
Income (loss) before income taxes	16,922	25,772	21,852	17,643	(9,661)
Income tax expense (benefit)	6,724	5,171	5,984	4,832	(2,803)

Net income (loss)	$10,198	$20,601	$15,868	$12,811	$(6,858)

Percentage of sales (1):
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	69.4%	69.6%	69.6%	69.5%	69.2%

Gross margin	30.6%	30.4%	30.4%	30.5%	30.8%
Selling, general and administrative expenses	25.0%	24.6%	24.4%	24.6%	24.8%
Depreciation and amortization expenses	2.0%	2.1%	2.0%	2.0%	2.0%
Stock-based compensation	0.2%	0.1%	0.5%	0.0%	1.8%

Total operating expenses	27.1%	26.7%	26.8%	26.6%	28.6%

Income from operations	3.5%	3.7%	3.6%	4.0%	2.2%
Interest expense, net	2.6%	2.4%	2.4%	2.4%	2.5%
Debt extinguishment and modification costs	0.0%	0.1%	0.2%	0.0%	0.4%

Total other expense	2.6%	2.5%	2.6%	2.4%	3.0%
Income (loss) before income taxes	0.9%	1.2%	1.0%	1.6%	(0.8)%
Income tax expense (benefit)	0.4%	0.2%	0.3%	0.4%	(0.2)%

Net income (loss)	0.6%	1.0%	0.7%	1.1%	(0.5)%

	Fiscal Year 2016	Fiscal Year 2017	Fiscal Year 2018	26 Weeks Ended June 30, 2018	26 Weeks Ended June 29, 2019
	(dollars in thousands)
Other Financial and Operations Data:
Number of new stores	29	29	26	7	16
Number of stores open at end of period	265	293	316	300	330
Comparable store sales growth (2)	3.6%	5.3%	3.9%	3.5%	5.0%
EBITDA (3)	$101,221	$118,622	$124,271	$67,726	$48,234
Adjusted EBITDA (3)	$123,415	$136,319	$153,578	$75,234	$84,130
Adjusted net income (3)	$33,765	$48,655	$49,308	$24,448	$24,407

(1)	Components may not add to totals due to rounding.
(2)

Comparable store sales consist of sales from our stores beginning on the first day of the fourteenth full fiscal month following the store’s opening, which is when we believe comparability is achieved. See “—Comparable Store Sales.”

(3)

The following table provides a reconciliation from our net income to EBITDA and adjusted EBITDA and our net income to adjusted net income for the fiscal years 2016, 2017 and 2018 and the 26 weeks ended June 30, 2018 and June 29, 2019.

	Fiscal Year 2016	Fiscal Year 2017	Fiscal Year 2018	26 Weeks Ended June 30, 2018	26 Weeks Ended June 29, 2019
	(in thousands)
Net income (loss)	$10,198	$20,601	$15,868	$12,811	$(6,858)
Interest expense, net	47,147	49,698	55,362	26,886	31,890
Income tax expense (benefit)	6,724	5,171	5,984	4,832	(2,803)
Depreciation and amortization expenses	37,152	43,152	47,057	23,197	26,005

EBITDA	101,221	118,622	124,271	67,726	48,234
Stock-based compensation expenses (a)	2,905	1,659	10,409	263	22,961
Debt extinguishment and modification costs (b)	—	1,466	5,253	—	5,162
Non-cash rent (c)	8,451	8,401	7,903	3,523	3,678
Asset impairment and gain or loss on disposition (d)	519	549	1,306	(28)	415
New store pre-opening expenses (e)	2,580	1,807	1,555	701	742
Rent for acquired leases (f)	2,388	72	—	—	—
Provision for accounts receivable reserves (g)	4,018	3,004	749	2,348	2,064
Other (h)	1,333	739	2,132	701	874

Adjusted EBITDA	$123,415	$136,319	$153,578	$75,234	$84,130

	Fiscal Year 2016	Fiscal Year 2017	Fiscal Year 2018	26 Weeks Ended June 30, 2018	26 Weeks Ended June 29, 2019
	(in thousands)
Net income (loss)	$10,198	$20,601	$15,868	$12,811	$(6,858)
Stock-based compensation expenses (a)	2,905	1,659	10,409	263	22,961
Debt extinguishment and modification costs (b)	—	1,466	5,253	—	5,162
Non-cash rent (c)	8,451	8,401	7,903	3,523	3,678
Asset impairment and gain or loss on disposition (d)	519	549	1,306	(28)	415
New store pre-opening expenses (e)	2,580	1,807	1,555	701	742
Rent for acquired leases (f)	2,388	72	—	—	—
Provision for accounts receivable reserve (g)	4,018	3,004	749	2,348	2,064
Other (h)	1,333	739	2,132	701	874
Amortization of purchase accounting assets and deferred financing costs (i)	16,914	17,399	16,744	8,517	7,751
Tax effect of total adjustments (j)	(15,541)	(7,042)	(12,611)	(4,388)	(12,382)

Adjusted net income	$33,765	$48,655	$49,308	$24,448	$24,407

(a)

Represents non-cash stock compensation expense of $0.3 million in 2016, $0.4 million in each of 2017 and 2018, $0.2 million in the 26 weeks ended June 30, 2018 and $22.7 million in the 26 weeks ended June 29, 2019, with the remainder representing dividend cash payments made in respect of vested options as a result of dividends declared in connection with our 2016 Recapitalization and our 2018 Recapitalization. We expect to pay an additional $4.2 million in the aggregate on options as they vest in respect of such dividends, of which $3.4 million is expected to be paid in the remainder of fiscal year 2019.

(b)

Represents debt extinguishment and modification costs related to the write-off of debt issuance costs and non-capitalizable expenses related to the repricing of our first and second lien credit facilities in June 2017, the modification of our first and second lien credit facilities in connection with our 2018 Recapitalization and the extinguishment of our Second Lien Credit Agreement in June 2019.

(c)

Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under GAAP exceeds or is less than our cash rent payments. The adjustment can vary depending on the average age of our lease portfolio, which has been impacted by our significant growth in recent years.

(d)	Represents impairment charges with respect to planned store closures and gains or losses on dispositions of assets in connection with store transitions to new IOs.
(e)	Includes marketing, occupancy and other expenses incurred in connection with store grand openings, including costs that will be the IO’s responsibility after store opening.
(f)	Represents cash occupancy expenses on leases acquired from Fresh & Easy Inc. in 2015 for the periods prior to opening new stores on such sites (commonly referred to as “dead rent”).
(g)	Represents non-cash changes in reserves related to our IO notes and accounts receivable.
(h)

Other non-recurring, non-cash or discrete items as determined by management, including personnel-related costs, strategic project costs, legal expenses, transaction related costs, costs associated with closed stores and miscellaneous costs.

(i)

Represents amortization of debt issuance costs and incremental amortization of an asset step-up resulting from purchase price accounting related to the 2014 H&F Acquisition which included trademarks, customer lists and below-market leases.

(j)	Represents the tax effect of the total adjustments at our estimated effective tax rate.

The 26 Weeks Ended June 29, 2019 Compared to the 26 Weeks Ended June 30, 2018

Sales

Sales increased to $1.3 billion for the 26 weeks ended June 29, 2019 from $1.1 billion for the 26 weeks ended June 30, 2018, an increase of $125.9 million or 11.2%. The increase was the result of non-comparable store sales growth attributable to the net 30 stores opened over the last 12 months as well as an increase in comparable store sales.

Comparable store sales growth increased to 5.0% for the first half 2019 from 3.5% for the first half 2018. Comparable store sales in the first half 2019 were driven by a strong product offering, the expansion of our digital marketing initiatives and continued growth of our NOSH business. Additionally, we benefited modestly from the later Easter in 2019 compared to 2018.

Cost of Sales

Cost of sales increased $83.9 million for the 26 weeks ended June 29, 2019 to $865.8 million, or 69.2% of sales, from $781.9 million, or 69.5% of sales, for the 26 weeks ended June 30, 2018. The increase in cost of sales was primarily the result of new store growth and an increase in comparable store sales. Costs as a percentage of sales decreased slightly due to strong purchasing and inventory management.

Gross Profit and Gross Margin

Gross profit increased to $385.7 million for the 26 weeks ended June 29, 2019 from $343.7 million for the 26 weeks ended June 30, 2018, an increase of $42.1 million, or 12.2%. The increase in gross profit was primarily the result of new store growth and an increase in comparable store sales. Our gross margin increased modestly to 30.8% for the 26 weeks ended June 29, 2019 from 30.5% for the 26 weeks ended June 30, 2018.

Selling, General and Administrative Expenses

SG&A increased to $310.5 million for the 26 weeks ended June 29, 2019 from $276.5 million for the 26 weeks ended June 30, 2018, an increase of $34.0 million, or 12.3%. The increase in SG&A was primarily driven by increased selling expenses related to new store growth and higher sales volume. These increased expenses consisted primarily of commissions, store occupancy and shared maintenance costs, as well as investments in general and administrative infrastructure to support continued growth in the business. As a percentage of sales, SG&A increased modestly to 24.8% for the 26 weeks ended June 29, 2019 compared to 24.6% for the 26 weeks ended June 30, 2018.

Depreciation and Amortization Expense

Depreciation and amortization expenses (exclusive of depreciation included in cost of sales) increased to $24.9 million for the 26 weeks ended June 29, 2019 from $22.4 million for the 26 weeks ended June 30, 2018, an increase of $2.5 million, or 11.1%. The increase is primarily driven by new store growth and other capital investments.

Stock-based Compensation

Stock-based compensation increased to $23.0 million for the 26 weeks ended June 29, 2019 from $0.3 million for the 26 weeks ended June 30, 2018, an increase of $22.7 million. The increase was primarily driven by the $22.4 million stock-based compensation expense related to time-based options granted prior to our initial public offering. For more information see Note 6 to our audited consolidated financial statements included elsewhere in this prospectus.

Interest Expense, net

Interest expense, net, increased to $31.9 million for the 26 weeks ended June 29, 2019 from $26.9 million for the 26 weeks ended June 30, 2018, an increase of $5.0 million or 18.6%. The increase in the 26 weeks ended June 29, 2019 was primarily driven by higher total borrowings under our First Lien Credit Agreement.

In connection with the closing of our initial public offering on June 24, 2019, we repaid in full the $150.0 million outstanding principal amount on our Second Lien Credit Agreement and terminated the Second Lien Credit Agreement. Additionally, we prepaid a portion of our term loan outstanding under the First Lien Credit Agreement totaling $248.0 million principal amount. In July 2019, we repriced and amended our existing First Lien Credit Agreement by replacing the existing term loan with a new $475.2 million senior secured term loan credit facility. As part of this repricing transaction, we reduced the applicable margin rates on the new term loan. See Note 5 to the unaudited condensed consolidated financial statements for additional information. Accordingly, we expect our interest expense to decrease in the remainder of fiscal 2019 compared to fiscal 2018.

Debt Extinguishment and Modification Costs

We repaid in full the $150.0 million outstanding principal amount on our Second Lien Credit Agreement and terminated the Second Lien Credit Agreement in the second quarter 2019 as described above. Accordingly, we recorded debt extinguishment costs in the first half of 2019 to reflect the write off of our debt issuance costs of $3.8 million and loan discounts of $1.4 million. See Note 5 to the unaudited condensed consolidated financial statements for more information.

Income Tax Expense

Income tax benefit increased to $2.8 million for the 26 weeks ended June 29, 2019 from an income tax expense of $4.8 million for the 26 weeks ended June 30, 2018, an increase of $7.6 million, or 158.5%. This increase in income tax benefit was primarily the result of the net loss before taxes, which was mainly due to the stock-based compensation expense of $22.8 million we recognized in the second quarter 2019 in connection with our initial public offering as discussed above.

Net Income (Loss)

As a result of the foregoing, we recorded a net loss of $6.9 million for the 26 weeks ended June 29, 2019, compared to net income of $12.8 million for the 26 weeks ended June 30, 2018, a decrease of $19.7 million, or 153.5%.

Adjusted EBITDA

Adjusted EBITDA increased to $84.1 million for the 26 weeks ended June 29, 2019 from $75.2 million for the 26 weeks ended June 30, 2018, an increase of $8.9 million, or 11.8%. The increase in adjusted EBITDA for the 26 weeks ended June 29, 2019 is primarily due to our increase in sales, which was primarily driven by the increase in quarter-end store count compared to the 26 weeks ended June 30, 2018 and the increase in comparable sales to 5.0%. Additionally, our gross margin increased modestly for the 26 weeks ended June 29, 2019 compared to the 26 weeks ended June 30, 2018 as discussed above.

Adjusted Net Income

Adjusted net income remained relatively flat at $24.4 million for the 26 weeks ended June 29, 2019 and the 26 weeks ended June 30, 2018.

Fiscal Year 2018 Compared to Fiscal Year 2017

Sales

Sales increased to $2.3 billion for 2018 from $2.1 billion for 2017, an increase of $212.2 million or 10.2%. The increase was the result of comparable store sales increase of 3.9% and non-comparable store sales at stores that have not been open for a full 13 fiscal months.

Comparable store sales increased 3.9% for 2018. Comparable store sales in 2018 were driven by increases in both the average transaction size and number of customer transactions. Comparable store sales growth was driven by strong opportunistic purchasing, the expansion of our digital marketing initiatives and the continued growth of our NOSH business.

Cost of Sales

Cost of sales increased $148.7 million in 2018 to $1.6 billion, or 69.6% of sales, from $1.4 billion, or 69.6% of sales, for 2017. The increase in cost of sales was primarily the result of new store growth and an increase in comparable store sales. Costs as a percentage of sales remained flat.

Gross Profit and Gross Margin

Gross profit increased to $695.4 million for 2018 from $631.9 million for 2017, an increase of $63.5 million, or 10.0%. The increase in gross profit was primarily the result of new store growth and an increase in comparable store sales. Our gross margin remained flat at 30.4% for 2018 and 2017, respectively.

Selling, General and Administrative Expenses

SG&A increased to $557.1 million for 2018 from $510.1 million for 2017, an increase of $47.0 million, or 9.2%. The increase in SG&A was primarily driven by increased selling expenses related to new store growth and higher sales volume. These increased expenses consisted primarily of commissions, store occupancy and shared maintenance costs, as well as investments in general and administration infrastructure to support continued growth in the business. As a percentage of sales, SG&A improved to 24.4% for 2018 compared to 24.6% for 2017. This improvement was driven partially by a decrease in the provision for IO notes and receivables. The provision decreased in 2018 compared to 2017 due to a combination of improved store performance and operational efficiencies which have helped mitigate rising costs for IOs, improving the collectability of IO notes and receivables. As a percentage of total IO notes and receivables, our 2018 reserve was 32.7%. However, IOs manage their own finances and their financial acumen and expense management practices vary significantly. As we do not control the management decisions in the stores, and as IOs implement a variety of practices with variability in their individual and collective outcomes, we experience variability in the provision and allowance over time as we assess the ability of each IO to repay the notes.

Depreciation and Amortization Expense

Depreciation and amortization expenses (exclusive of depreciation included in cost of sales) increased to $45.4 million for 2018 from $43.2 million for 2017, an increase of $2.3 million, or 5.3%. The increase is primarily a result of new store growth and other capital investments.

Stock-based Compensation

Stock-based compensation increased to $10.4 million for 2018 from $1.7 million for 2017, an increase of $8.7 million. The increase is a result of dividend cash payments made in respect of vested options as a result of dividends declared in connection with our 2018 Recapitalization and 2016 Recapitalization.

Interest Expense, net

Interest expense, net, increased to $55.4 million for 2018 from $49.7 million for 2017, an increase of $5.7 million or 11.4%. The increase in 2018 was driven by rising interest rates and an increase of $150.0 million in our total debt related to the 2018 Recapitalization.

Debt Extinguishment and Modification Costs

Debt extinguishment and modification costs increased to $5.3 million for 2018 from $1.5 million for 2017, an increase of $3.8 million or 258.3%. The increase in 2018 was driven by the write-off of debt issuance costs and non-capitalizable modification costs related to the 2018 Recapitalization.

Income Tax Expense

Income tax expense increased to $6.0 million for 2018 from $5.2 million for 2017, an increase of $0.8 million, or 15.7%. This increase in income tax expense was the result of an increase in our effective tax rate, which was due to a $5.4 million provisional tax benefit recorded in the 2017 fiscal year pursuant to the provisions of the 2017 Tax Act. As a result, our effective tax rate increased to 27.4% for 2018 from 20.1% for 2017. The effective tax rate increase was partially offset by a $3.9 million decrease in income before taxes. The 2017 Tax Act was enacted on December 22, 2017 and among other things, decreased the existing maximum federal corporate income tax rate from 35% to 21%. The provisional tax benefit of $5.4 million recorded in the previous fiscal year was primarily due to the net impact of the revaluation of net deferred tax liability balances at fiscal year-end.

Net Income

As a result of the foregoing, net income decreased to $15.9 million for 2018 from $20.6 million for 2017, a decrease of $4.7 million, or 23.0%.

Adjusted EBITDA

Adjusted EBITDA increased to $153.6 million for 2018 from $136.3 million for 2017, an increase of $17.3 million, or 12.7%. The increase in adjusted EBITDA for 2018 is due primarily to our increase in sales, which was driven by a 3.9% increase in comparable store sales and an increase in year-end store count compared to 2017 of 23 stores.

Adjusted Net Income

Adjusted net income increased to $49.3 million for 2018 from $48.7 million for 2017, an increase of $0.6 million, or 1.3%. The increase in adjusted net income for 2018 is due primarily to our increase in sales, which was driven by a 3.9% increase in comparable store sales and an increase in year-end store count compared to 2017 of 23 stores.

Fiscal Year 2017 Compared to Fiscal Year 2016

Sales

Sales increased to $2.1 billion for 2017 from $1.8 billion for 2016, an increase of $243.9 million, or 13.3%. The increase was the result of comparable store sales increase of 5.3% and non-comparable store sales at stores that have not been open for a full 13 fiscal months.

Comparable store sales increased 5.3% for 2017. Comparable store sales in 2017 were driven by increases in both the average transaction size, in part due to food-at-home inflation, as well as the number of customer transactions. Comparable store sales growth was driven by continued customer excitement in response to our “WOW!” deals and the ongoing growth of fresh and healthy products.

Cost of Sales

Cost of sales increased $173.2 million in 2017 to $1.4 billion, or 69.6% of sales, from $1.3 billion, or 69.4% of sales, for 2016. The increase as a percentage of sales of 0.2% was primarily attributable to higher product costs which included the impact of inflation.

Gross Profit and Gross Margin

Gross profit increased to $631.9 million for 2017 from $561.2 million for 2016, an increase of $70.7 million, or 12.6%. The increase in gross profit was primarily the result of new store growth and increases in comparable store sales. Our gross margin decreased to 30.4% from 30.6% for 2017 and 2016, respectively. The modest gross margin decline in 2017 is due to slightly decreasing merchandise margins which were impacted by inflation.

Selling, General and Administrative Expenses

SG&A increased to $510.1 million for 2017 from $457.1 million for 2016, an increase of $53.1 million, or 11.6%. As a percentage of sales, SG&A improved to 24.6% for 2017 compared to 25.0% for 2016. These increased expenses consisted primarily of commissions, store occupancy and shared maintenance costs, as well as investments in general and administration infrastructure to support continued growth in the business.

Depreciation and Amortization Expense

Depreciation and amortization expenses increased to $43.2 million for 2017 from $37.2 million for 2016, an increase of $6.0 million, or 16.1%. The increase is primarily a result of new store growth.

Stock-based Compensation

Stock-based compensation decreased to $1.7 million for 2017 from $2.9 million for 2016, a decrease of $1.2 million. The decrease is a result of dividend cash payments made in respect of vested options as a result of dividends declared in connection with our 2016 Recapitalization.

Interest Expense, net

Interest expense, net, increased to $49.7 million for 2017 from $47.1 million for 2016, an increase of $2.6 million or 5.4%. The increase is primarily the result of rising interest rates and the full year impact of the $90.0 million increase to our first lien credit facility related to our 2016 Recapitalization.

Debt Extinguishment and Modification Costs

Loss on extinguishment of debt increased to $1.5 million for 2017 from zero for 2016. The 2017 expenses were a write-off of debt issuance costs related to the repricing of our first and second lien credit facilities in June 2017.

Income Tax Expense

Income tax expense decreased to $5.2 million for 2017 from $6.7 million for 2016, a decrease of $1.6 million, or 23.1%. The decrease in income tax expense was primarily the result of the 2017 Tax Act,

partially offset by the $8.9 million increase in pre-tax net income. Pursuant to the provisions of the 2017 Tax Act, we recorded a provisional tax benefit of $5.4 million primarily due to the net impact of the revaluation of net deferred tax liability balances at fiscal year-end. As a result, our effective tax rate decreased to 20.1% for 2017 from 39.7% for 2016.

Net Income

As a result of the foregoing, net income increased to $20.6 million for 2017 from $10.2 million for 2016, an increase of $10.4 million, or 102.0%.

Adjusted EBITDA

Adjusted EBITDA increased to $136.3 million for 2017 from $123.4 million for 2016, an increase of $12.9 million, or 10.5%. The increase in adjusted EBITDA for 2017 is due primarily to our increase in sales, which was driven by a 5.3% increase in comparable store sales and an increase in store count over 2016 of 28 stores.

Adjusted Net Income

Adjusted net income increased to $48.7 million for 2017 from $33.8 million for 2016, an increase of $14.9 million, or 44.1%. The increase in adjusted net income for 2017 is due to our increase in sales, which was driven by a 5.3% increase in comparable store sales and an increase in store count over 2016 of 28 stores, as well as a reduction in our effective tax rate.

Quarterly Results of Operations

The following table sets forth certain financial and operating information for each of our last eight fiscal quarters. The quarterly information has been prepared on the same basis as the consolidated financial statements and includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the information presented. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full fiscal year.

	Third Quarter 2017	Fourth Quarter 2017	First Quarter 2018	Second Quarter 2018	Third Quarter 2018	Fourth Quarter 2018	First Quarter 2019	Second Quarter 2019
	(unaudited) (dollars in thousands)
Selected Statements of Operations Data:
Net sales	$525,406	$533,987	$550,558	$575,058	$576,843	$585,201	$606,271	$645,289
Gross profit	158,905	160,514	168,569	175,115	175,548	176,165	187,017	198,720
Income from operations	20,531	16,811	20,521	24,007	24,088	13,851	21,656	5,735
Net income (loss) (1)	4,842	7,999	5,525	7,286	7,669	(4,612)	3,774	(10,632)
Selected Other Financial and Operations Data:
Number of new stores	3	11	3	4	8	11	8	8
Number of stores open at end of period	282	293	296	300	307	316	323	330
Comparable store sales growth	5.3%	5.1%	4.5%	2.7%	4.2%	4.1%	4.2%	5.8%
Gross margin	30.2%	30.1%	30.6%	30.5%	30.4%	30.1%	30.8%	30.8%
EBITDA (2)	$31,758	$27,692	$32,056	$35,670	$35,990	$20,555	$34,505	$13,729
Adjusted EBITDA (2)	$34,600	$33,842	$36,112	$39,122	$39,026	$39,318	$39,123	$45,007

(1)

The increase to net income in fourth quarter 2017 is primarily the result of the 2017 Tax Act. The reduction in income from operations in fourth quarter 2018 is primarily related to stock-based compensation associated with the 2018 Recapitalization. The reduction in net income in fourth quarter 2018 is primarily related to stock-based compensation and debt extinguishment and modification costs associated with the 2018 Recapitalization. The reduction in income from operations and net income in second quarter 2019 is primarily related to stock-based compensation associated with the initial public offering and debt extinguishment and modification costs associated with the extinguishment of the Second Lien Credit Agreement.

(2)	The following table provides a reconciliation from our net income to EBITDA and adjusted EBITDA for each of our last nine fiscal quarters.

	Third Quarter 2017	Fourth Quarter 2017	First Quarter 2018	Second Quarter 2018	Third Quarter 2018	Fourth Quarter 2018	First Quarter 2019	Second Quarter 2019
	(unaudited) (in thousands)
Net income (loss) (1)	$4,842	$7,999	$5,525	$7,286	$7,669	$(4,612)	$3,774	(10,632)
Interest expense, net	12,261	12,469	12,912	13,974	13,526	14,950	16,438	15,452
Income tax expense (benefit) (1)	3,391	(3,656)	2,084	2,748	2,892	(1,739)	1,444	(4,247)
Depreciation and amortization	11,264	10,880	11,535	11,662	11,903	11,956	12,849	13,156

EBITDA	31,758	27,692	32,056	35,670	35,990	20,555	34,505	13,729
Stock-based compensation expenses (a)	127	1,308	134	129	121	10,025	211	22,750
Debt extinguishment and modification cost (b)	37	—	—	—	—	5,253	—	5,162
Non-cash rent (c)	2,008	1,958	1,840	1,683	2,201	2,179	1,862	1,816
Asset impairment and gain or loss on disposition (d)	(177)	661	(52)	24	51	1,282	182	233
New store pre-opening expenses (e)	348	572	270	431	337	517	421	321
Rent for acquired leases (f)	—	—	—	—	—	—	—	—
Provision for accounts receivable reserves (g)	348	1,215	1,538	810	(106)	(1,493)	1,483	581
Other (h)	151	436	326	375	432	1,000	459	415

Adjusted EBITDA	$34,600	$33,842	$36,112	$39,122	$39,026	$39,318	$39,123	$45,007

(1)

The increase to net income and the tax benefit recognized in fourth quarter 2017 is primarily the result of the 2017 Tax Act. The net loss recognized in fourth quarter 2018 and resulting tax benefit is related to stock-based compensation and debt extinguishment and modification costs associated with the 2018 Recapitalization. The net loss recognized in second quarter 2019 and resulting tax benefit is primarily related to stock-based compensation associated with the initial public offering and debt extinguishment and modification costs associated with the extinguishment of the Second Lien Credit Agreement.

(a)

Represents non-cash stock compensation expense of approximately $0.1 million per quarter, except for second quarter 2019 in which we recognized $22.6 million of non-cash stock compensation expense primarily associated with the initial public offering. The remainder represents dividend cash payments made in respect of vested options as a result of dividends declared in connection with our 2016 Recapitalization and our 2018 Recapitalization. We expect to pay an additional $4.2 million in the aggregate on options as they vest in respect of such dividends, of which $3.4 million is expected to be paid in the remainder of fiscal year 2019.

(b)

Represents debt extinguishment and modification costs related to the write-off of debt issuance costs and non-capitalizable expenses related to the repricing of first and second lien credit facilities in June 2017, the modification of our first and second lien credit facilities in connection with our 2018 Recapitalization and the extinguishment of our Second Lien Credit Agreement in second quarter 2019.

(c)

Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under GAAP exceeds or is less than our cash rent payments. The adjustment can vary depending on the average age of our lease portfolio, which has been impacted by our significant growth in recent years.

(d)	Represents impairment charges with respect to planned store closures and gains or losses on dispositions of assets in connection with store transitions to new IOs.
(e)	Includes marketing, occupancy and other expenses incurred in connection with store grand openings, including costs that will be the IO’s responsibility after store opening.

(f)	Represents cash occupancy expenses on leases acquired from Fresh & Easy Inc. in 2015 for the periods prior to opening new stores on such sites (commonly referred to as “dead rent”).
(g)	Represents non-cash changes in reserves related to our IO notes and accounts receivable.
(h)

Other non-recurring, non-cash or discrete items as determined by management, including personnel related costs, strategic project costs, legal expenses, transaction related costs, costs associated with closed stores and miscellaneous costs.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are net cash provided by operating activities and borrowings and availability under our First Lien Credit Agreement. Historically, we have funded our capital expenditures and working capital requirements with internally generated cash on hand and most recently through our initial public offering of our common stock in June 2019. We also have a $100.0 million revolving credit facility available under our First Lien Credit Agreement described below. Our primary cash needs are for capital expenditures, working capital and to meet debt service requirements. As of June 29, 2019, we did not have any outstanding borrowings under the revolving credit facility available under our First Lien Credit Agreement. As of such date we had outstanding letters of credit of $3.6 million under that revolving credit facility with $96.4 million available to be borrowed thereunder, and $18.7 million of cash and cash equivalents on hand.

On June 24, 2019, we completed our initial public offering in which we sold 19,765,625 shares of our common stock, including 2,578,125 shares from the full exercise of the underwriters’ option to purchase additional shares, at a public offering price of $22.0 per share. We received net proceeds of $407.7 million after deducting underwriting discounts and commissions of $27.1 million. We also incurred estimated offering costs payable by us of $7.2 million of which we had paid out a total of $5.1 million as of June 29, 2019. We expect to pay out the remainder of these estimated offering costs in the third fiscal quarter of 2019.

The terms of our First Lien Credit Agreement and Second Lien Credit Agreement permit voluntarily prepayment without premium or penalty subject to certain conditions. In connection with the closing of our initial public offering on June 24, 2019, using the net proceeds from the offering together with our excess cash on hand, we repaid in full the $150.0 million principal amount outstanding under the Second Lien Credit Agreement plus $3.6 million accrued and unpaid interest and terminated the Second Lien Credit Agreement. In addition, we prepaid a portion of the amounts outstanding under the First Lien Credit Agreement totaling $248.0 million principal amount plus interest of $3.8 million. We elected to apply the prepayment against the remaining principal installments in the direct order of maturity. No further principal payment on this term loan will be due until its maturity in October 2025.

On July 23, 2019, we entered into the Incremental Agreement to amend the First Lien Credit Agreement. The Incremental Agreement refinanced the term loan outstanding under the First Lien Credit Agreement with a replacement $475.2 million senior secured term loan credit facility with an applicable margin of 3.25% or 3.50% for Eurodollar loans and 2.25% or 2.50% for base rate loans, in each case depending on the public corporate family rating of GOBP Holdings, Inc. This new term loan matures on October 22, 2025, which is the same maturity date of the existing First Lien Credit Agreement.

On October 22, 2018, we used proceeds from the term loan under our First Lien Credit Agreement to pay an aggregate cash dividend of $152.2 million to holders of our common stock in connection with the 2018 Recapitalization. On June 23, 2016 we used proceeds from the existing first lien credit agreement to pay an aggregate cash dividend of $86.5 million to holders of our common stock in connection with the 2016 Recapitalization.

As of June 29, 2019, in connection with the 2018 Recapitalization and the 2016 Recapitalization, we expect to pay an additional $4.2 million in aggregate on options as they vest in respect of such dividends, of which $3.4 million is expected to be paid in the remainder of fiscal year 2019.

Our capital expenditures are primarily related to new store openings, ongoing store maintenance and improvements, expenditures related to our distribution centers and infrastructure-related investments, including investments related to upgrading and maintaining our information technology systems and corporate offices. We spent $41.5 million in the first half of 2019 and $62.9 million, $74.1 million and $67.9 million for capital expenditures in 2016, 2017 and 2018, respectively. We expect to fund capital expenditures from net cash provided by operating activities.

Our primary working capital requirements are for the purchase of inventory, payroll, rent, issuance of IO notes, other store facilities costs, distribution costs and general and administrative costs. Our working capital requirements fluctuate during the year, driven primarily by the timing of opportunistic inventory purchases and new store openings.

The percentage of allowance on independent operator receivables and notes on the current and long-term portions are 16% and 37%, respectively. The current portion of IO notes and receivables is reserved for at a lower rate as the current portion is primarily comprised of operational payables which IOs typically prioritize over making loan payments based upon historical experience. The allowance is also based on an evaluation of overall credit quality, the estimated value of the underlying collateral and historical collections experience of stores with similar economic performance.

Based on our new store growth plans, we believe our cash and cash equivalents position, net cash provided by operating activities and availability under our First Lien Credit Agreement will be adequate to finance our planned capital expenditures, working capital requirements and debt service over the next 12 months. If cash provided by operating activities and borrowings under our First Lien Credit Agreement are not sufficient or available to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance equity or debt financing will be available to us when we need it or, if available, the terms will be satisfactory to us and not dilutive to our then-current stockholders.

Summary of Cash Flows

A summary of our cash flows from operating, investing and financing activities is presented in the following table:

	Fiscal Year 2016	Fiscal Year 2017	Fiscal Year 2018	First Half 2018	First Half 2019
	(in thousands)
Net cash provided by operating activities	$70,875	$84,703	$105,811	$55,217	$39,718
Net cash used in investing activities	(65,416)	(77,820)	(73,550)	(25,501)	(44,523)
Net cash provided by (used in) financing activities	(4,328)	(7,935)	(16,999)	(2,756)	2,419

Net increase (decrease) in cash and cash equivalents	$1,131	$(1,052)	$15,262	$26,960	$(2,386)

Cash Provided by Operating Activities

Net cash provided by operating activities for the first half of 2019 was $39.7 million, a decrease from $55.0 million for the same period of 2018. The decrease in net cash provided by operating activities was primarily driven by changes to working capital related to new store growth, partially offset by the increase in non-cash stock-based compensation and non-cash debt extinguishment costs. Upon the completion of our initial public offering, we incurred stock-based compensation expense of $22.4 million related to time-based options granted prior to our initial public offering. For more information see Note 6 to our audited consolidated financial statements included elsewhere in this prospectus. Additionally, we wrote off our debt issuance costs of $3.8 million and loan discounts of $1.4 million related to our repayment of our Second Lien Credit Agreement and the termination of the Second Lien Credit Agreement as described above.

Net cash provided by operating activities for 2018 was $105.8 million, an increase from $84.7 million for 2017. The increase in net cash provided by operating activities was primarily the result of increased operating income, as adjusted for the impact of stock-based compensation related to the 2018 Recapitalization.

Net cash provided by operating activities for 2017 was $84.7 million, an increase from $70.9 million for 2016. The increase in net cash provided by operating activities was primarily the result of increased operating income.

Cash Used in Investing Activities

Net cash used in investing activities for the 26 weeks ended June 29, 2019 and for the same period of 2018 was primarily for capital expenditures and cash advanced to IOs. The increase in net cash used in investing activities of $19.0 million was primarily related to capital expenditures for 16 new store openings and one relocation in the first half of 2019 compared to seven new store openings in same period of 2018.

We plan to invest capital expenditures between $85.0 million and $90.0 million, net of tenant improvement allowances, in fiscal year 2019. We expect approximately 65% of our 2019 capital investment will be directed towards the opening of 32 new stores in the aggregate and one store relocation.

Net cash used in investing activities decreased for 2018 to $73.6 million from $77.8 million for 2017. The decrease in net cash used in investing activities relates to capital expenditures for 26 new store openings in 2018 compared to 29 new store openings in 2017, partially offset by a net increase in cash advances to IOs.

Net cash used in investing activities increased for 2017 to $77.8 million from $65.4 million for 2016, primarily relating to capital expenditures for new stores and a net increase in advances to IOs. We opened 29 stores in both years. Additional 2017 capital expenditures included investments in additional corporate office space, a new warehouse management system and upgraded point of sale technology.

Cash Used in Financing Activities

Net cash provided by financing activities was $2.4 million for the 26 weeks ended June 29, 2019 compared to net cash used in financing activities of $2.8 million for the same period of 2018. The increase was primarily driven by our debt repayments and offering cost payments, offset in part by the proceeds from our initial public offering, net of underwriting discounts and commissions paid. As described above, in June 2019, using the net proceeds from our initial public offering and excess cash on hand, we repaid in full the $150.0 million principal amount outstanding under the Second Lien Credit Agreement and prepaid a portion of the amount outstanding under our First Lien Credit Agreement totaling $248.0 million principal amount.

Net cash used in financing activities increased for 2018 to $17.0 million from $7.9 million for 2017. The increase in net cash used in 2018 is primarily the result of the net cash used to pay bank fees and transaction expenses related to the refinancing of our Existing Credit Facilities in connection with the 2018 Recapitalization.

Net cash used in financing activities increased for 2017 to $7.9 million from $4.3 million for 2016. The increase in net cash used in 2017 is primarily the result of cash provided in connection with the 2016 Recapitalization in order to fund future cash payments to be made in respect of options as they vest as a result of dividends declared in connection with our 2016 Recapitalization and our 2018 Recapitalization.

Credit Facilities

First Lien Credit Agreement

One of our subsidiaries, GOBP Holdings, Inc. (the “Borrower”), is party to the First Lien Credit Agreement which provided for a $725.0 million senior term loan and provides for commitments under a revolving credit facility in an aggregate principal amount of $100.0 million, with a sub-commitment for issuance of letters of credit of $35.0 million and a sub-commitment for $20.0 million of swingline loans. The First Lien Credit Agreement matures on October 22, 2025, with respect to the term loan thereunder, and October 23, 2023, with respect to the revolving credit facility thereunder.

The First Lien Credit Agreement permits voluntarily prepayment on borrowings without premium or penalty. In connection with the closing of our initial public offering on June 24, 2019, we prepaid $248.0 million of principal and $3.8 million of interest on June 24, 2019 and elected to apply the prepayment against the remaining principal installments in the direct order of maturity. No further principal payment on the term loan will be due until the maturity date of this term loan. The terms of the First Lien Credit Agreement include mandatory prepayment requirements on the term loan if certain conditions are met (as described further below and in the First Lien Credit Agreement).

On July 23, 2019, the Borrower together with another of our wholly-owned subsidiaries entered into the Incremental Agreement to amend the First Lien Credit Agreement. The Incremental Agreement refinanced the term loan outstanding under the First Lien Credit Agreement with a replacement $475.2 million senior secured term loan credit facility. This new term loan matures on October 22, 2025, which is the same maturity date as provided under our First Lien Credit Agreement.

Borrowings under the First Lien Credit Agreement, after giving effect to the Incremental Agreement, bear interest at a rate per annum equal to either (a) the Eurodollar rate, with a floor of 0.00%, as adjusted for the reserve percentage required under regulations issued by the Federal Reserve Board for determining maximum reserve requirements with respect to Eurocurrency funding, plus an applicable margin rate of between 3.25% and 3.50% for the term loan, depending on the public corporate family rating of the Borrower and between 3.25% and 3.75% for revolving credit loans, depending on the applicable first lien secured leverage ratio or (b) an ABR rate, with a floor of 0.00%, plus an applicable margin rate of between 2.25% and 2.50% for the term loan, depending on the public corporate family rating of the Borrower or between 2.25% and 2.75% for revolving credit loans, depending on the applicable first lien secured leverage ratio. The ABR rate is determined as the greater of (a) the prime rate, (b) the federal funds effective rate, plus 0.50% or (c) the Eurodollar rate plus 1.00%.

The First Lien Credit Agreement provides that the Borrower may request increased commitments and additional term loans or additional term or revolving facilities under the First Lien Credit Agreement, in each case, subject to certain conditions and in an aggregate principal amount not to exceed the sum of (a) the greater of (i) $160.0 million and (ii) 100% of Consolidated EBITDA (as defined in the First Lien Credit Agreement) for the most recently completed four fiscal quarter period for which internal financial statements are available and ended on or prior to the date of any such incurrence, plus (b) an additional amount, subject to compliance on a pro forma basis with (i) a consolidated first lien debt to Consolidated EBITDA ratio of no greater than 4.50 to 1.00 for incremental first lien debt or (ii) if incurred in connection with a permitted acquisition or other investment, the applicable ratio immediately prior to such acquisition or other investment plus certain other amounts as specified in the First Lien Credit Agreement. The First Lien Credit Agreement also provides for the incurrence of junior secured and unsecured debt, subject to certain conditions specified in the First Lien Credit Agreement.

The First Lien Credit Agreement requires the Borrower to prepay, subject to certain exceptions, outstanding term loan thereunder with:

•

50% (which percentage will be reduced to 25% and 0% based upon the achievement and maintenance of first lien secured leverage ratios equal to or less than 4.00 to 1.00 and 3.75 to 1.00, respectively) of our annual excess cash flow;

•	100% (which percentage will be reduced to 50% and 0% based upon the achievement and maintenance of first lien secured leverage ratios equal to or less than 4.00 to 1.00 and 3.75 to 1.00,

respectively) of net cash proceeds of non-ordinary course asset sales or other dispositions of property, in excess of the amount permitted under the First Lien Credit Agreement; and

•	100% of net cash proceeds of certain issuances of debt obligations of the Borrower and its restricted subsidiaries after the closing date, except as permitted under the First Lien Credit Agreement.

There is no scheduled amortization under the revolving credit facility. The Borrower may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the First Lien Credit Agreement at any time without premium or penalty. In the event of a repricing transaction closing prior to the six-month anniversary of the closing date, the Borrower shall pay a fee in an amount equal to 1.0% of either (x) the aggregate principal amount of the initial term loan prepaid in connection with a repricing transaction that includes the incurrence of any term loan or (y) the aggregate principal amount of all initial term loans outstanding on such date that are subject to an effective pricing reduction pursuant to a repricing transaction that effectively reduces the effective yield for the initial term loan (except for a reduction in connection with an initial public offering, change of control or other material permitted acquisition).

All obligations under the First Lien Credit Agreement and Second Lien Credit Agreement are unconditionally guaranteed by Globe Intermediate Corp. (“Holdings”), the Borrower and certain of the Borrower’s existing and future direct and indirect wholly-owned domestic subsidiaries, subject to certain exceptions. All obligations under the First Lien Credit Agreement, and the guarantees of those obligations, are secured on a first lien basis, subject to certain exceptions, by substantially all of Holdings’ and the Borrower’s assets and the assets of the other guarantors.

The First Lien Credit Agreement contains covenants that, among other things, limit our ability to incur additional debt; create liens against our assets; make acquisitions; pay dividends on our capital stock or redeem, repurchase or retire our capital stock; make investments, acquisitions, loans and advances; create negative pledges; and merge or consolidate with another entity and transfer or sell assets.

In addition, the revolving credit facility is subject to a first lien secured leverage ratio test of 7.00 to 1.00, tested quarterly if, and only if, on the last day of any fiscal quarter, the revolving facility, letters of credit (to the extent not cash collateralized or backstopped or, in the aggregate, not in excess of the greater of (x) $10.0 million and (y) the stated face amount of letters of credit of the Borrower and its subsidiaries outstanding on the closing date) and swingline loans are outstanding and/or issued, as applicable, in an aggregate principal amount exceed 35% of the total amount of the revolving credit facility commitments thereunder.

The First Lien Credit Agreement also contains certain customary representations and warranties, affirmative covenants and reporting obligations. In addition, the lenders under the First Lien Credit Agreement will be permitted to accelerate the loans and terminate commitments thereunder or exercise other specified remedies available to secured creditors upon the occurrence of certain events of default, subject to certain grace periods and exceptions, which include, among others, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness, certain events of bankruptcy and insolvency, certain pension plan related events, material judgments and any change of control.

As of June 29, 2019, we had $475.2 million of outstanding borrowing on the First Lien Credit Agreement, and no outstanding borrowings under the revolving credit facility, with $96.4 million of borrowing availability and outstanding letters of credit of $3.6 million under the First Lien Credit Agreement.

Second Lien Credit Agreement

The Borrower was party to a Second Lien Credit Agreement providing for a $150.0 million senior term loan. The term loan under the Second Lien Credit Agreement would have matured on October 22, 2026.

The term loan under the Second Lien Credit Agreement did not require minimum quarterly principal payment. The Second Lien Credit Agreement did require mandatory prepayment if certain conditions were met and permitted voluntarily prepayment on borrowings without premium or penalty, subject to certain conditions.

On June 24, 2019, we terminated the Second Lien Credit Agreement and repaid in full the outstanding principal balance of $150.0 million and accrued interest of $3.6 million. Accordingly, we wrote off the remaining debt issuance costs of $3.8 million and loan discounts of $1.4 million on June 24, 2019.

Debt Covenant

The First Lien Credit Agreement and Second Lien Credit Agreement contain certain customary representations and warranties, subject to limitations and exceptions, and affirmative and customary covenants. The First Lien Credit Agreement has the ability to restrict us from entering into certain types of transactions and making certain types of payments including dividends and stock repurchase and other similar distributions, with certain exceptions. Additionally, the revolving credit facility under our First Lien Credit Agreement is subject to a first lien secured leverage ratio of 7.00 to 1:00, tested quarterly if, and only if, the aggregate principal amount from the revolving facility, letters of credit (to the extent not cash collateralized or backstopped or, in the aggregate, not in excess of the greater of $10.0 million and the stated face amount of letters of credit outstanding on the closing date) and swingline loans outstanding and/or issued, as applicable, 35% of the total amount of the revolving credit facility commitments.

As of June 29, 2019, we were not subject to the first lien secured leverage ratio testing requirement. Additionally, we were in compliance with all applicable covenant requirements as of June 29, 2019 for our First Lien Credit Agreement and as of June 24, 2019, the agreement termination date, for our Second Lien Credit Agreement.

Contractual Obligations

We enter into long-term contractual obligations and commitments in the normal course of business, primarily operating leases. The contractual commitment amounts in the table below are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the below table.

As of December 29, 2018, our contractual obligations and other commitments were:

	Less than 1 year	2-3 Years	4-5 Years	Thereafter	Total
	(in thousands)
Lease obligations (1)	$89,123	$197,126	$197,256	$850,746	$1,334,251
Principal payments of long-term debt (2)	7,349	16,556	14,789	835,096	873,790
Interest on long-term debt (3)	49,463	131,710	115,169	117,430	413,772
Purchase commitments (4)	10,000	20,000	8,206	—	38,206

Total	$155,935	$365,392	$335,420	$1,803,272	$2,660,019

(1)	Includes the initial lease term and optional renewal terms that are included in the lease term of our headquarters, store and distribution center leases.
(2)

Not reflected in this table is the repayment of an aggregate of $150.0 million in principal amount of term loans under our Second Lien Credit Agreement, which was repaid on June 24, 2019 in connection with our initial public offering.

(3)

Represents the expected cash payments for interest on our long-term debt based on the amounts outstanding as of the end of each period and the interest rates applicable on such debt as of December 29, 2018.

(4)	Represents a purchase commitment for fresh meat with our primary fresh meat vendor.

As of June 29, 2019, our contractual obligations and other commitments were:

	Less than 1 year	2-3 Years	4-5 Years	Thereafter	Total
	(in thousands)
Lease obligations (1)	$46,102	$186,537	$185,411	$772,580	$1,190,630
Principal payments of long-term debt	90	267	—	475,188	475,545
Interest on long-term debt (2)	13,878	56,047	55,513	50,405	175,843
Purchase commitments (3)	5,000	20,000	8,206	—	33,206

Total	$65,070	$262,851	$249,130	$1,298,173	$1,875,224

(1)	Includes the initial lease term and optional renewal terms that are included in the lease term of our headquarters, store and distribution center leases.
(2)

Represents the expected cash payments for interest on our long-term debt based on the amounts outstanding as of the end of each period and the interest rates applicable on such debt as of December 29, 2018.

(3)	Represents a purchase commitment for fresh meat with our primary fresh meat vendor.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 29, 2019.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. A summary of our significant accounting policies can be found in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. These judgements and estimates are based on historical and other factors believed to be reasonable under the circumstances.

Management evaluated the development and selection of our critical accounting policies and estimates and believes that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected results can potentially have a materially favorable or unfavorable impact on sequent results of operations. More information on all of our significant accounting policies can be found in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

Long-Lived Asset Impairment—We evaluate events and changes in circumstances that could indicate carrying amounts of long-lived assets, including property and equipment, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether or not the carrying value of such assets will be recovered through undiscounted future cash flows derived from their use and eventual disposition. For purposes of this assessment, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If the sum of the undiscounted future cash flows is less than the carrying amount of an asset, we record an impairment loss for the amount by which the carrying amount of the assets exceeds its fair value.

Goodwill—We have goodwill recorded on our consolidated balance sheet. Goodwill is not amortized, but rather is subject to an annual impairment test. The annual impairment testing date is the first day of the fourth quarter. Should certain events or indicators of impairment occur between annual impairment tests, we would perform an impairment test of goodwill at that date. In this analysis, our assets and liabilities, including goodwill and other intangible assets, are assigned to the respective reporting unit. Measurement of an impairment loss would be based on the excess of the carrying amount of the reporting unit over its fair value.

The fair value of the reporting unit is determined using a combination of the income approach, which estimates the fair value of the reporting unit based on its discounted future cash flows, and two market approach methodologies, which estimate the fair value of the reporting unit based on market prices for publicly traded comparable companies as well as revenue and earnings multiples for merged and acquired companies in a similar industry.

Stock-based Compensation—Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized on a straight-line method over the requisite service period for awards expected to vest. We estimate the fair value of employee stock-based payment awards subject to only a service condition on the date of grant using the Black-Scholes valuation model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock. We estimate the fair value of employee stock-based payment awards subject to both a market condition and the occurrence of a performance condition on the date of grant using a Monte Carlo simulation model that assumes the performance criteria will be met and the target payout levels will be achieved. We will continue to use the Black-Scholes and Monte Carlo models for option pricing following the consummation of this offering.

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We recognize compensation expense for awards expected to vest with only a service condition on a straight-line basis over the requisite service period, which is generally the award’s vesting period. Vesting of these awards is accelerated for certain employees in the event of a change in control. Compensation expense for employee stock-based awards whose vesting is subject to the fulfillment of both a market condition and the occurrence of a performance condition is recognized on a graded-vesting basis at the time the achievement of the performance condition becomes probable.

Prior to our initial public offering in June 2019, as our common stock has never been publicly traded, the expected stock price volatility for the common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in our industry which are of similar size, complexity and stage of development. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury implied yield at the date of grant. The weighted-average expected term is determined with reference to historical exercise and post-vesting cancellation experience and the vesting period and contractual term of the awards. The forfeitures rate is estimated based on historical experience and expected future activity.

Prior to our initial public offering in June 2019, as our common stock had never been previously publicly traded, the fair value of shares of common stock underlying the stock options has historically been the determined by our board of directors, with input from management. Because prior to our initial public offering in June 2019 there was no public market for our common stock, the board of directors determined the fair value of common stock at the time of grant by considering a number of objective and subjective factors including quarterly independent third-party valuations of our common stock, operating and financial performance, the lack of liquidity of our capital stock and general and industry specific economic outlook, among other factors. The third-party valuation of our common stock used a combination of the discounted cash flow method under the income approach, the guideline public company method under the market approach and the guideline merged and acquired method under the market approach. The material assumptions used in the income approach method is the estimated future cash flows and the associated discount rate used to discount such cash flows. The material assumptions used in the market approach methods are estimated future revenue and EBITDA. While these material assumptions are subjective in nature, we have not deemed them complex. Following the consummation of this offering, the fair value of our common stock will continue to be the closing price of our common stock as reported on the date of grant.

Variable Interest Entities—In accordance with the variable interest entities sub-section of ASC Topic 810, Consolidation, we assess at each reporting period whether we, or any consolidated entity, are considered the primary beneficiary of a variable interest entity (“VIE”) and therefore required to consolidate it. Determining whether to consolidate a VIE may require judgment in assessing (i) whether an entity is a VIE, and (ii) if a reporting entity is a VIE’s primary beneficiary. A reporting entity is determined to be a VIE’s primary beneficiary if it has the power to direct the activities that most significantly impact a VIE’s economic performance and the obligation to absorb losses or rights to receive benefits that could potentially be significant to a VIE.

We had 290, 308 and 324 stores operated by independent operators as of June 30, 2018, December 29, 2018 and June 29, 2019, respectively. We have Operator Agreements in place with each IO. The IO orders its merchandise exclusively from us which is provided to the independent operator on consignment. Under the Operator Agreement, the IO may select a majority of merchandise that we consign to the IO, which the IO chooses from our merchandise order guide according to IO’s knowledge and experience with local customer purchasing trends, preferences, historical sales and similar factors. The Operator Agreement gives the IO discretion to adjust our initial prices if the overall effect of all price changes at any time comports with the reputation of our Grocery Outlet retail stores for selling quality, name-brand consumables and fresh products and other merchandise at extreme discounts. IOs are required to furnish initial working capital and to acquire certain store and safety assets. The IO is required to hire, train, and employ a properly trained workforce sufficient in number to enable the IO to fulfill its obligations under the Operator Agreement. The IO is responsible for expenses required for business operations, including all labor costs, utilities, credit card processing fees, supplies, taxes, fines, levies, and other expenses. Either party may terminate the Operator Agreement without cause upon 75 days’ notice.

As consignor of all merchandise to each IO, the aggregate sales proceeds from merchandise sales belongs to us. Sales related to independent operator stores were $557.1 million and $629.7 million for the 13 weeks ended June 30, 2018 and June 29, 2019, respectively, and $1,089.8 million and $1,219.0 million for the 26 weeks ended June 30, 2018 and June 29, 2019, respectively. We, in turn, pay IOs a commission based on a share of the gross profit of the store. Inventories and related sales proceeds are our property, and we are responsible for store rent and related occupancy costs. Independent operator commissions are expensed and included in selling, general and administrative expenses. Independent operator commissions were $85.4 million and $95.8 million for the 13 weeks ended June 30, 2018 and June 29, 2019, respectively, and $168.1 million and $187.0 million for the 26 weeks ended June 30, 2018 and June 29, 2019, respectively. Independent operator commissions of $3.9 million and $1.8 million were included in accrued expenses as of December 29, 2018 and June 29, 2019, respectively.

IOs may fund their initial store investment from existing capital, a third-party loan or most commonly through a loan from us (Note 2). To ensure IO performance, the Operator Agreements grant us the security interests in the assets owned by the IO. The total investment at risk associated with each IO is not sufficient to permit each IO to finance its activities without additional subordinated financial support and, as a result, the IO are VIEs which we have variable interests in. To determine if we are the primary beneficiary of these VIEs, we evaluate whether we have (i) the power to direct the activities that most significantly impact the IO’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits of the IO that could potentially be significant to the IO. Our evaluation includes identification of significant activities and an assessment of its ability to direct those activities.

Activities that most significantly impact the IO economic performance relate to sales and labor. Sales activities that significantly impact the IO’s economic performance include determining what merchandise the IO will order and sell and the price of such merchandise, both of which the IO controls. The IO is also responsible for all of their own labor. Labor activities that significantly impact the IO’s economic performance include hiring, training, supervising, directing, compensating (including wages, salaries and employee benefits) and terminating all of the employees of the IO, activities which the IO controls. Accordingly, the IO has the power to direct the activities that most significantly impact the IO’s economic performance. Furthermore, the mutual termination rights associated with the Operator Agreements do not give the Company power over the independent operator.

Our maximum exposure to the IOs is generally limited to the gross receivable due from these entities, which was $27.8 million and $33.1 million as of December 29, 2018 and June 29, 2019, respectively. Additional information can be found in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Recently Issued Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13, which was further updated and clarified by the FASB through issuance of additional related ASUs, amends the guidance surrounding measurement and recognition of credit losses on financial assets measured at amortized cost, including trade receivables and debt securities, by requiring recognition of an allowance for credit losses expected to be incurred over an asset’s lifetime based on relevant information about past events, current conditions, and supportable forecasts impacting its ultimate collectability. This “expected loss” model will result in earlier recognition of credit losses than the current “as incurred” model, under which losses are recognized only upon an occurrence of an event that gives rise to the incurrence of a probable loss. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and is to be adopted on a modified retrospective basis. We will adopt ASU 2016-13 beginning in the first quarter of fiscal 2020 and are currently evaluating the impact on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective retrospectively for fiscal years and interim periods within those years beginning after December 15, 2019. We will adopt ASU 2018-15 beginning in the first quarter of fiscal 2020. We do not expect the adoption of ASU 2018-15 to have a material effect on our consolidated financial statements.

Recently Adopted Accounting Standards

We adopted ASU 2016-02, Leases (Topic 842), on December 30, 2018, using the modified retrospective approach with the cumulative effect of transition. The modified retrospective approach provides a method for recording existing leases at adoption with the comparative reporting periods being presented in accordance with ASU No. 2018-11, Leases (Topic 840). We elected a number of the practical expedients permitted under the transition guidance within the new standard. This included the election to apply the practical expedient package upon transition, which comprised the following:

•	we did not reassess whether expired or existing contracts are or contain a lease;

•	we did not reassess the classification of existing leases; and

•	we did not reassess the accounting treatment for initial direct costs.

In addition, we elected the practical expedient related to short-term leases, which allows us not to recognize a right-of-use asset and lease liability for leases with an initial expected term of 12 months or less.

Adoption of the new standard resulted in the recordation of additional lease assets of $646 million and lease liabilities of $709 million on the consolidated balance sheet as of December 30, 2018, which includes the reclassification of amounts presented in comparative periods as deferred rent as a reduction to the right-of-use assets. The adoption of the new standard did not result in a material cumulative-effect adjustment to the opening balance of retained earnings. The standard did not materially impact the consolidated statement of operations and other comprehensive income (loss) or the consolidated statement of cash flows. See Note 3 of our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus for further discussion on the adoption of ASU 2016-02.

For additional information on recently issued and recently adopted accounting pronouncements, see Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

Our operating results are subject to risk from interest rate fluctuations on our credit facilities, which carry variable interest rates. As of June 29, 2019, our credit facilities included a term loan and a revolving credit facility under the First Lien Credit Agreement which provides for revolving loans of up to $100.0 million, with a sub-commitment for issuance of letters of credit of $35.0 million and a sub-commitment for $20.0 million of swingline loans. Because the loans under our First Lien Credit Agreement bear interest at a variable rate, we are exposed to market risks relating to changes in interest rates. As of June 29, 2019, we had $475.2 million variable rate loans outstanding under term loans under the First Lien Credit Agreement and no outstanding variable rate debt under our revolving credit facility under the First Lien Credit Agreement. Based on our June 29, 2019 credit facility balance, an increase or decrease of 1% in the effective interest rate would cause an increase or decrease in interest cost of approximately $4.8 million over the next 12 months. We do not use derivative financial instruments for speculative or trading purposes, but this does not preclude our adoption of specific hedging strategies in the future.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our historical results of operations and financial condition have been immaterial. We cannot be assured that our results of operations and financial condition will not be materially impacted by inflation in the future.

BUSINESS

Our Company

We are a high-growth, extreme value retailer of quality, name-brand consumables and fresh products sold through a network of independently operated stores. Each of our stores offers a fun, treasure hunt shopping experience in an easy-to-navigate, small-box format. An ever-changing assortment of “WOW!” deals, complemented by everyday staple products, generates customer excitement and encourages frequent visits from bargain-minded shoppers. Our flexible buying model allows us to offer quality, name-brand opportunistic products at prices generally 40% to 70% below those of conventional retailers. Entrepreneurial IOs run our stores and create a neighborhood feel through personalized customer service and a localized product offering. This differentiated approach has driven 15 consecutive years of positive comparable store sales growth.

Our differentiated model for buying and selling delivers a “WOW!” shopping experience, which generates customer excitement, inspires loyalty and supports profitable sales growth:

•

How we buy: We source quality, name-brand consumables and fresh products opportunistically through a large, centralized purchasing team that leverages long-standing and actively managed supplier relationships to acquire merchandise at significant discounts. Our speed and efficiency in responding to supplier needs, combined with our specialized supply chain capabilities and flexible merchandising strategy, enhance our access to discounted products and allow us to turn inventory quickly and profitably. Our buyers proactively source on-trend products based on changing consumer preferences, including a wide selection of NOSH products. We also source everyday staple products to complement our opportunistic offerings. We purchase over 85,000 stock keeping units (“SKUs”) from approximately 1,500 suppliers annually. Each store offers a curated and ever-changing assortment of approximately 5,000 SKUs, creating a “buy now” sense of urgency that promotes return visits and fosters customer loyalty.

•

How we sell: Our stores are independently operated by entrepreneurial small business owners who have a relentless focus on selecting the best products for their communities, providing personalized customer service and driving improved store performance. Unlike a store manager of a traditional retailer, IOs are independent businesses and are responsible for store operations, including ordering, merchandising and managing inventory, marketing locally and directly hiring, training and employing their store workers. IOs also initially contribute capital to establish their business and share store-level gross profits with us. These factors both align our interests and incentivize IOs to aggressively grow their businesses to realize substantial financial upside. This combination of local decision-making supported by our purchasing scale and corporate resources results in a “small business at scale” model that we believe is difficult for competitors to replicate.

Our value proposition has broad appeal with bargain-minded customers across all income levels, demographics and geographies. Customers visited our stores over 85 million times in 2018 with the average customer shopping twice per month and spending over $25 per transaction. We believe that our sustained focus on delivering ever-changing “WOW!” deals within a fun, treasure hunt shopping environment has generated strong customer loyalty and brand affinity. This customer enthusiasm is evidenced by our high scores on surveys designed to measure customer experience of and likelihood to recommend our brand (“net promoter scores”) and 11 consecutive years of positive comparable store traffic growth. We believe that our broad customer appeal supports significant new store growth opportunities, and we plan to continue to expand our reach to additional customers and geographies across the United States.

Our stores have performed well across all economic cycles, as demonstrated by our 15 consecutive years of positive comparable store sales growth and consistent gross margins of between 30.1% and 30.8% since 2010. In fact, our value proposition attracts even more customers in periods of economic uncertainty as evidenced by our average 13.5% comparable store sales growth during the recessionary economic conditions experienced in 2008 and 2009. Our model is also insulated from store labor-related variability because IOs directly employ their store workers. The result is lower corporate fixed costs, providing further protection in the event of an economic downturn.

15 Consecutive Years of Positive Comparable Store Sales Growth (2004 – 2018) (1)

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business—Comparable Store Sales” and “—Gross Profit and Gross Margin.”

Following the 2014 H&F Acquisition (as defined below), we made significant infrastructure investments and have continued to grow our business, as evidenced by the following achievements since 2015 through fiscal 2018:

•	Expanded our store count from 237 to 316 (as of December 29, 2018), a CAGR of 10.1%

•	Grown comparable store sales at an average annual rate of 4.2%

•	Increased sales from $1.6 billion to $2.3 billion, a CAGR of 12.0%

•	Maintained consistent gross margins of between 30.2% and 30.6% on an annual basis

•	Increased net income from $4.8 million to $15.9 million, a CAGR of 49.3%

•	Increased adjusted EBITDA from $108.2 million to $153.6 million, a CAGR of 12.4%

Store count	Sales ($MM) (1)	Net income ($MM) (2)	Adjusted EBITDA ($MM) (3)

(1)	For the 26 weeks ended June 29, 2019, our sales were $1.3 billion.
(2)	For the 26 weeks ended June 29, 2019, we recorded a net loss of $6.9 million.
(3)	For the 26 weeks ended June 29, 2019, our adjusted EBITDA was $84.1 million.

Our Competitive Strengths

We believe that the following competitive strengths are key drivers of our current success and position us for continued growth.

•

Powerful Customer Value Proposition Supported by a “WOW!” Experience. Delivering thrilling “WOW!” deals to our customers is a cornerstone of our business. We offer customers quality, name-brand consumables and fresh products at deep discounts in a fun, treasure hunt shopping environment. Our product offering is ever-changing with a constant rotation of opportunistic products, complemented by an assortment of competitively priced everyday staples across grocery, produce, refrigerated and frozen foods, beer and wine, fresh meat and seafood, general merchandise and health and beauty care. A typical Grocery Outlet basket is priced approximately 40% lower than conventional grocers and approximately 20% lower than the leading discounters. Our stores are convenient, easy to navigate and require neither membership fees nor bulk purchases for customers to save money. Upon entering a store, customers encounter a curated selection of fresh produce and perishables, complemented by a “Power Wall” showcasing many of our most exciting “WOW!” offerings. Our stores have wide aisles, clear signage and a high level of customer service. Upon checkout, a cashier “circles the savings” on each customer’s receipt, which reinforces the compelling value that we provide.

•

Flexible Sourcing and Distribution Model That Is Difficult to Replicate. Our flexible sourcing and distribution model differentiates us from traditional retailers and allows us to provide customers quality, name-brand products at exceptional values. As strong stewards of our suppliers’ brands, we are a preferred partner with a reputation for making rapid decisions, purchasing significant volumes and creatively solving suppliers’ inventory challenges to arrive at “win-win” outcomes. We take advantage of opportunities to acquire merchandise at substantial discounts that regularly arise from order cancellations, manufacturer overruns, packaging changes and approaching “sell-by” dates. We supplement our “WOW!” deals with everyday staples in order to provide a convenient shopping experience. Our buying strategy is deliberately flexible, which allows us to react to constantly changing opportunities. With over 60 people, our centralized sourcing team has deep experience and decades-long relationships with leading CPG companies. Our team is highly selective when evaluating the growing number of opportunities available to us and maintains a disciplined yet solutions-oriented approach. We buy from approximately 1,500 suppliers annually, with no supplier representing more than 5% of sales, and benefit from an average relationship of 30 years with our top 15 suppliers. Our specialized model is supported by a supply chain designed to quickly and efficiently deliver an ever-changing assortment of products to store shelves.

•

Independent Operators Who Are the Foundation of Our “Small Business at Scale” Model. Our stores are independent business entities operated by entrepreneurial small business owners who have a relentless focus on ordering and merchandising the best products for their communities, providing personalized customer service and driving improved store performance. We generally share 50% of store-level gross profits with IOs, thereby incentivizing them to aggressively grow their business and realize substantial financial upside. IOs leverage our national purchasing scale, sophisticated ordering and information systems and field support in order to operate more efficiently. This combination of local decision-making supported by our purchasing scale and corporate resources results in a “small business at scale” model that we believe is difficult for competitors to replicate. The vast majority of the IOs operate a single store, with most working as two-person teams, and, on average, have been operating their stores for more than five years. We encourage the IOs to establish local roots and actively participate in their communities to foster strong personal connections with customers. The IOs select approximately 75% of their merchandise based on local preferences, providing a unique assortment tailored to their community. Our collaborative relationship with the IOs creates a powerful selling model allowing us to deliver customers exceptional value with a local touch.

•

Proven and Consistent New Store Economics. Our new stores have generated robust store-level financial results, strong cash flow and attractive returns. Our highly flexible, small-box format of 15,000 to 20,000 total square feet has been successful across geographic regions, population densities and demographic groups, and has proved resilient to competitive entries from discounters and conventional retailers alike. On average, our stores achieve profitability during the first year of operations, reach maturity in four to five years and realize a payback on investment within four years. We have doubled our store count since 2011 and, on average, our stores opened during this time period with at least four years of operating history have produced year-four cash-on-cash returns of over 40%, outperforming our underwriting hurdles. We believe that our broad customer appeal, differentiated value proposition and the predictable financial performance of our stores across vintages provide a high degree of visibility into the embedded earnings growth from our recently opened stores. For illustrative purposes, assuming that each of our 84 open but not mature stores as of December 29, 2018 were able to attain the average year-four financial performance of our mature stores opened since 2006, we believe we would have generated approximately $32 million of incremental adjusted EBITDA in 2018. We have not reconciled incremental adjusted EBITDA to the most directly comparable GAAP measure because this cannot be done without unreasonable effort due to the imprecision and difficulty of allocating corporate operating, financing and tax expense to individual stores. We believe the variability inherent in allocating such expenses would potentially have an unpredictable and significant impact on the determination of incremental GAAP net income for such stores.

•

Value-Oriented Brand Aligned with Favorable Consumer Trends. We believe that consumers’ search for value is the new normal in retail. The success of off-price retailers represents a secular consumer shift toward value as a leading factor in purchasing decisions. Moreover, as Millennials mature and Baby Boomers age, they are increasingly focused on value, driving shopper traffic towards the deep discount channel. According to published research, between 1988 and 2016, traditional grocery retailers ceded over 45 percentage points of market share to non-traditional grocery stores, including convenience stores, wholesale clubs, supercenters, dollar stores, drug stores and discounters. These trends have continued even after the completion of recessionary cycles, indicating that value remains a leading factor in consumers’ retail purchasing decisions despite the return of stronger economic conditions. According to the National Retail Federation, 89% of all shoppers across geographies, household incomes, genders and age demographics shop at discount retailers, including off-price, dollar, outlet and discount grocery stores. We have spent decades building our IO and opportunistic purchasing models to offer deep discounts in a customer-friendly store environment, which enables us to take advantage of this ongoing preference for value.

•

Collaborative Company Culture Provides the Foundation for Continued Success. One of our key competitive advantages is our culture of family and community values, grounded in integrity, entrepreneurship, performance and collaboration. We have been dedicated to our mission of “Touching Lives for the Better” since our inception. Our passion and commitment are shared by team members throughout the entire organization, from the IOs and their employees to our distribution centers and corporate offices. We are a third-generation, family-run business led by CEO Eric Lindberg and Vice Chairman MacGregor Read. Both Messrs. Lindberg and Read have been with Grocery Outlet for over 20 years and have instilled a “servant leadership” mentality that empowers employees and IOs and forms the basis of our highly collaborative culture. These values are shared by a seasoned and cohesive management team with an average of 22 years of retail industry experience and a focus on consistent, long-term growth.

Our Growth Strategies

We plan to continue to drive sales growth and profitability by maintaining a relentless focus on our value proposition and executing on the following strategies:

•

Drive Comparable Sales Growth. We expect that our compelling value proposition will continue to attract new customers, drive repeat visits, increase basket sizes and, as a result, generate strong comparable store sales growth. We plan to:

•

Deliver More “WOW!” Deals and Expand Our Offerings. We intend to drive incremental traffic and increase our share of wallet by further leveraging our purchasing model. We continue to deepen existing and develop new supplier relationships to ensure that we are the preferred partner and the first call for opportunistic inventory. As a result, we believe there is a significant opportunity to source and offer more “WOW!” deals within existing and new product categories, thereby offering greater value and variety to customers. For example, in response to growing consumer preferences for fresh and healthy options, we have grown NOSH primarily through opportunistic purchasing to represent over 15% of our current product mix. More recently, we have expanded our offerings to include fresh seafood and grass-fed meat in order to increase sales to existing and new customers.

•

Support IOs in Enhancing the “WOW!” Customer Experience. We continue to implement operational initiatives to support IOs in enhancing the customer experience. We develop and improve tools that provide IOs with actionable insights on sales, margin and customer behavior, enabling them to further grow their business. Our recently enhanced inventory planning tools help IOs make better local assortment decisions while reducing out-of-stock items and losses related to product markdowns, throwaways and theft (“shrink”). We also regularly deploy updated fixtures, signage and enhanced in-store marketing to further improve the shopping experience, which we believe results in higher customer traffic and average basket sizes.

•

Increase Customer Awareness and Engagement. Our marketing strategy is focused on growing awareness, encouraging new customers to visit our stores and increasing engagement with all bargain-minded consumers. Our recent emphasis on digital marketing is enabling us to deliver specific and real-time information to our customers about the most compelling “WOW!” deals at their local store. We have over one million email subscribers in our database, most of whom receive daily and weekly “WOW! Alerts.” Along with the IOs, we have begun to utilize social media to increase our brand affinity and interact with customers more directly on a daily basis. Looking forward, we see an opportunity to further personalize our digital communications to both increase engagement with our existing customers and introduce new customers to our stores. We will continue to supplement our digital marketing with traditional print and broadcast advertising including through our new marketing campaign, “Welcome to Bargain Bliss.”

•

Execute on Store Expansion Plans. We believe the success of our stores across a broad range of geographies, population densities and demographic groups creates a significant opportunity to profitably increase our store count. Our new stores typically require an average net cash investment of approximately $2.0 million and realize a payback on investment within four years. In 2018, we opened 26 new stores and expect to open 32 new stores in 2019. Based on our experience, in addition to research conducted by eSite Analytics, we believe there is an opportunity to establish over 400 additional locations in the states in which we currently operate and approximately 1,600 additional locations when neighboring states are included. Our goal is to expand our store base by approximately 10% annually by penetrating existing and contiguous regions. Over the long term, we believe the market potential exists to establish 4,800 locations nationally.

•

Implement Productivity Improvements to Reinvest in Our Value Proposition. Our seasoned management team has a proven track record of growing our business while maintaining a disciplined cost structure. Since the 2014 H&F Acquisition, we have made significant investments that have laid a solid foundation for future growth. For example, we recently implemented a new warehouse management system that has increased distribution labor productivity and improved store ordering capabilities to help reduce shrink. We have implemented and will continue to identify and implement productivity improvements through both operational initiatives and system enhancements, such as category assortment optimization, improved inventory management tools and greater purchasing specialization. We intend to reinforce our value proposition and drive further growth by reinvesting future productivity improvements into enhanced buying and selling capabilities.

Company History

Our founder, Jim Read, pioneered our opportunistic buying model in 1946 and subsequently developed the IO selling approach beginning in Redmond, Oregon in 1973, which harnesses individual entrepreneurship and local decision-making to better serve our customers. Underlying this differentiated model was a mission that still guides us today: “Touching Lives for the Better.” Since 2006, the third generation of Read family leadership has advanced this mission and accelerated growth by strengthening our supplier relationships, introducing new product categories and expanding the store base from 128 to 330 stores across the West Coast and Pennsylvania, including our expansion into Southern California in 2012. These efforts have more than tripled sales from approximately $640 million in 2006 to $2.3 billion in 2018, representing an 11% CAGR. Our passionate, founding family-led management team remains a driving force behind our growth-oriented culture.

In 2009, affiliates of private equity firm Berkshire Partners acquired a majority interest in our company. In 2011, we established a presence on the East Coast by acquiring a regional discount grocery chain in Pennsylvania. In 2014, Berkshire Partners sold their majority interest to the H&F Investor in the 2014 H&F Acquisition. The H&F Investor acquired approximately 80% of our company pursuant to this transaction, with management and family retaining approximately 20%. Since the 2014 H&F Acquisition, we have made significant investments in our corporate and distribution infrastructure to support our growth, expand the store base and reinvest in existing stores.

Procurement and Supply Chain

Procurement

Our flexible sourcing and supply chain model differentiates us from traditional retailers and allows us to provide customers quality, name-brand consumables and fresh products at exceptional values. We take advantage of opportunities to acquire merchandise at substantial discounts that regularly arise from order cancellations, manufacturer overruns, packaging changes and approaching “sell-by” dates. As strong stewards of our suppliers’ brands, we are a preferred partner of leading CPGs with a reputation for making rapid decisions, purchasing in significant volumes and creatively solving their inventory challenges. Our buying strategy is deliberately flexible to allow us to react to constantly changing opportunities.

Our centralized sourcing team, consisting of our purchasing and inventory planning groups represents nearly one-third of our corporate staff and has deep experience and decades-long relationships with leading CPG companies. Our purchasing leadership has over 160 combined years of experience at Grocery Outlet and an average tenure of over 10 years. Our team is highly selective when evaluating the growing number of opportunities available to us and maintains a disciplined yet solutions-oriented approach. We buy from approximately 1,500 suppliers annually, with no supplier representing more than 5% of sales. We have an average relationship of 30 years with our top 15 suppliers. We are always seeking out and developing new supplier relationships to acquire desirable products at discounts that excite our customers. Our inventory planning group collaborates with and supports our buyers to ensure we purchase the appropriate type and quantity of products in order to maintain adequate inventory levels in key product categories.

We believe that we have a leading share of the large and growing excess inventory market. As we grow, we expect to have even greater access to quality merchandise due to our increased scale, broader supplier awareness and expanded geographic presence. We also expect the supply of opportunistic products to continue to expand as incumbent CPGs continue to invest in new products, brands and marketing. Additionally, we believe that changing consumer preferences will continue to support the proliferation of small and innovative CPG brands, and allow us to add new suppliers to our network.

Opportunistically sourced products represent approximately half of our purchasing mix. We refer to our best opportunistic purchases as “WOW!” deals, which generally represent deep discounts of 40% to 70% relative to conventional retailers. These products generate customer excitement and typically sell quickly due to their compelling value. The short duration and continually changing nature of our “WOW!” deals create a treasure hunt environment and a sense of urgency for customers to find and stock up on those heavily discounted items before they sell out. Furthermore, our “WOW!” items encourage repeat shopper visits as customers return to stores to discover what new deals are available.

We supplement our opportunistic purchases with competitively priced everyday staples in order to provide a convenient shopping experience. We typically source these staple products (e.g., milk, eggs, sugar) from multiple suppliers to lower our costs and we avoid long-term supply commitments to maintain the flexibility to pursue opportunistic buys as they arise.

The average store offers 5,000 SKUs at any given time, providing customers with a curated and ever-changing assortment. We typically purchase over 85,000 SKUs annually, which is reflected in the high frequency of new products flowing in and out of stores. Our perishable departments, including dairy and deli, produce and floral and fresh meat and seafood, represented approximately 34% of our 2018 sales. Our non-perishable departments including grocery, general merchandise, health and beauty care, frozen foods and beer and wine represented approximately 66% of our 2018 sales. We also offer a wide variety of NOSH products across most departments. Consumables represented approximately 90% of our product sales in 2018. Overall, on a typical Grocery Outlet basket, we offer savings of approximately 40% relative to conventional grocers and 20% relative to leading discounters.

Supply Chain

Over time, we have honed our supply chain operations to support our opportunistic buying approach and to quickly and efficiently deliver products to our stores. We believe our supply chain flexibility enables us to solve suppliers’ inventory challenges and, therefore, obtain significant discounts on purchases. After agreeing to purchase product from a supplier, we move quickly to receive, process and distribute the goods. Our systems allow IOs real-time visibility to our inventory, significantly reducing time to shelf. IOs typically order multiple deliveries per week resulting in higher inventory turns, lower shrink and a frequent assortment of new products on shelf.

As further evidence of the flexibility of our supply chain and the value we provide suppliers, we have dedicated teams to handle unique situations in which products need to be reconditioned or relabeled for sale. These items may include products without a UPC label, goods labeled for another geography, or inventory with damaged packaging.

We distribute inventory through seven primary distribution centers. We operate three distribution centers and use four distribution centers operated by third parties. We have an in-house transportation fleet as well as strong transportation partner relationships that provide consistent performance and timely deliveries to our operators. From our primary distribution centers, we complete over 1,200 deliveries per week to stores, or approximately two non-refrigerated and two refrigerated deliveries per store per week. Stores also receive produce deliveries several times per week directly from our wholesale partners. These capabilities allow us to offer an ever-changing assortment of products, with store-level inventory turning approximately 13 times per year.

We believe that our strategy of utilizing both Company-operated and third-party facilities improves inventory access for stores while limiting our distribution capacity exposure and need to invest in infrastructure and organizational resources as we expand. We believe our existing distribution footprint has capacity to support our anticipated store growth over the next several years.

Independent Operators

IOs are independent business entities owned by one or more entrepreneurially minded individuals who typically live in the same community as their store and demonstrate a relentless focus on ordering and merchandising the best products for their communities, providing personalized customer service and driving improved store performance. The vast majority of the IOs operate a single store with most working as a two-person team, and on average have been operating their stores for over five years. We encourage the IOs to establish local roots and actively participate in their communities to foster strong personal connections with customers.

We generally share 50% of store-level gross profits with IOs, thereby incentivizing them to aggressively grow their business and realize substantial financial upside. The independent operator agreement (the “Operator Agreement”) that we sign with each IO gives the IO broad responsibility over store-level decision-making. This decision-making includes merchandising, selecting approximately 75% of products, managing inventory, marketing locally, directly hiring, training and employing their store workers and supervising store operations to carry out our brand’s commitment to superior customer service. As a result, our IO model reduces our fixed costs, corporate overhead and exposure to wage inflation pressures and centralized labor negotiations.

IOs leverage our national purchasing network, sophisticated ordering and information systems and field support in order to operate more efficiently. We facilitate collaboration among IOs to share best practices through company-wide and regional meetings, our IO intranet and other online and informal communications. This combination of local decision-making supported by our purchasing scale and corporate resources results in a “small business at scale” model that we believe is difficult for competitors to replicate. Our collaborative relationship with the IOs creates a powerful selling model allowing us to deliver customers exceptional value with a local touch.

As of June 29, 2019, 324 of our 330 stores were operated by IOs. We have entered into an Operator Agreement with each IO, which grants that IO a license to operate a particular Grocery Outlet Bargain Market retail store and to use our trademarks, service marks, trade names, brand names and logos under our brand standards. The Operator Agreement, along with our Best Business Practice Manual, defines our brand standards and sets forth the terms of the license granted to that IO. IOs have discretion to determine the manner and means for accomplishing their duties and implementing our brand standards. The success of this licensing arrangement depends upon mutual commitments by us and the IO to cooperate with each other and engage in practices that protect our brand standards and the reputation of our brand and enhance the sales, business and profit potential of the IO’s store.

The vast majority of the IOs operate a single store with most working as a two-person family team. We believe this team approach leverages complementary operator skill sets resulting in a greater connection with customers along with improved store operations and service levels. As measured in our quarterly surveys, IO satisfaction with their business opportunity remains consistently high. Although the Operator Agreement provides that either the IO or we may terminate the Operator Agreement for any reason on 75 days’ written notice, IO attrition is low, with less than 5% of IOs voluntarily electing to leave Grocery Outlet in each of fiscal years 2017 and 2018. While we may also terminate the Operator Agreement for cause immediately, overall, IO turnover is low.

IOs are responsible for operational decision-making for their store, including hiring, training and employing their own workers as well as ordering and merchandising products. The IO orders merchandise solely from us, which we, in turn, deliver to IOs on consignment. As a result, we retain ownership of all merchandise until the point in time that merchandise is sold to a customer. Under the Operator Agreement, IOs are given the right to select a majority of merchandise that is sold in their store. IOs choose merchandise from our order guide according to their knowledge and experience with local customer purchasing trends, preferences, historical sales and other related factors. IOs are able to uniquely display and merchandise product in order to appeal to their local customer base. IOs also have discretion to adjust pricing in response to local competition or product turns, provided that the overall outcome based on an average basket of items comports with our reputation for selling quality name-brand consumables and fresh products and other merchandise at significant discounts. IOs are expected to engage in local marketing efforts to promote their store and enhance the reputation and goodwill of the Grocery Outlet brand. To protect our brand and reputation, the Operator Agreement requires IOs to adhere to brand standards, including cleanliness, customer service, store appearance, conducting their business in compliance with all laws and observing requirements for storing, handling and selling merchandise.

As consignor of all merchandise, the aggregate sales proceeds belong to us. We, in turn, pay IOs a commission which is generally 50% of the store’s gross profit in exchange for the IO’s services in staffing and operating the store. Any spoiled, damaged or stolen merchandise, markdowns or price changes impact gross margin and therefore the IO’s commission. We generally split these losses equally with IOs. As a result, IOs are exposed to the risk of loss of such merchandise and are incentivized to minimize any such losses.

We lease and build out each Grocery Outlet location. Under the Operator Agreement, we provide IOs with the right to occupy the store premises solely to operate the retail store on the terms set forth in the Operator Agreement. The Operator Agreement specifies the retail store that the IO is entitled to operate, but it does not grant the IO an exclusive territory, restrict us from opening stores nearby, or give the IO preference to relocate to another store as opportunities arise. As the store tenant, we fund the build-out of the store including racking, refrigeration and other equipment and pay rent, common area maintenance and other lease charges. IOs must cover their own initial working capital requirements and acquire certain store and safety assets. IOs may fund their initial store investment from their existing capital, a third-party loan or, most commonly, through a loan from us. The IOs are required to hire, train and employ a properly trained workforce sufficient in number to enable the IO to fulfill its obligations under the Operator Agreement. IOs are responsible for expenses required for business operations, including all labor costs, utilities, credit card processing fees, supplies, taxes (i.e., withholding, contributions and payroll taxes and income taxes on commissions paid to them), fines, levies and other expenses attributable to their operations.

We field over 20,000 leads for prospective new IOs annually in pursuit of smart and entrepreneurially minded retail leaders to support our continued growth. After a robust screening and interview process, we select fewer than one out of every 300 leads to enter a rigorous six- to nine-month Aspiring Operator in Training (“AOT”) program with the goal of potentially becoming an IO. AOTs receive on-the-job training as an employee of an experienced IO that applies to serve as a training store for us and teach the skills that they learned and now rely on to drive their own financial success. This gives AOTs the chance to experience first-hand what running a Grocery Outlet and managing employees will require. We supplement on-the-job training with classes at our headquarters and through online tutorials so that AOTs gain a thorough appreciation for an IO’s responsibilities and opportunities. Upon successful completion of the training program, AOTs submit business plans to apply for new stores as they become available. Those business plans generally include a competitive analysis of the local market, operational strategy, marketing plan and projected financial performance. Based on the strength of that business plan, including an AOT’s familiarity with the local market, we ultimately select an IO as new store opportunities open and facilitate the transition.

Our Stores

Delivering thrilling deals to our customers is a cornerstone of our business. We offer customers quality, name-brand products at deep discounts in a fun, treasure hunt shopping environment. Our stores are convenient, easy to navigate and require no membership fee or bulk purchases, which provides all customers with the ability to realize significant savings in an enjoyable shopping environment. Our IO model is another key point of differentiation and facilitates personalized customer service and enhances connections with the local communities that we serve.

As of June 29, 2019, we had 330 stores that average approximately 14,000 square feet on the sales floor. We believe our value proposition resonates across a broad range of geographies, population densities and demographic groups as evidenced by the consistency of our store performance, with over 99% of mature stores generating positive EBITDA on a single-store basis. Our stores have proven to be highly resilient with only eight stores closing since 2014. Those store closures included four Company-operated stores that were closed at the end of their lease terms, one Company-operated store closed due to landlord site redevelopment, one IO store destroyed by wildfire and two IO stores closed at the end of their lease terms.

The following illustrations show the number of stores in each of the states in which we operated as of June 29, 2019 and our expansion opportunities:

Expansion Opportunities

We believe the success of our stores across a broad range of geographies, population densities and demographic groups creates a significant opportunity to profitably increase our store count. In 2018, we opened 26 new stores and expect to open 32 new stores in 2019. We have a dedicated real estate team that utilizes a rigorous site selection process in order to source new store locations that generate strong overall returns. Those sites are reviewed by our real estate committee, which includes our Chief Executive Officer, Vice Chairman, President and Chief Financial Officer.

We deploy a store model that generates robust store-level financial results, strong cash flow and powerful returns. We target new stores of between 15,000 and 20,000 total square feet with an average of 4,000 square feet of non-selling space at an average net cash investment of approximately $2.0 million including store buildout (net of contributions from landlords), inventory (net of payables) and cash pre-opening expenses. Based on our historical performance, we target sales of $5.5 million during the first year with sales increasing 25% to 30% cumulatively until reaching maturity in four to five years. Our underwriting criteria target an average year-four cash-on-cash return of approximately 35% and an average payback on investment within four years. On average, our stores opened since 2011 with at least four years of operating history have produced year-four cash-on-cash returns of over 40%, outperforming our underwriting hurdles.

In the near term, we plan to grow our store base to capture whitespace in existing markets as well as contiguous regions. Based on our experience, in addition to research conducted by eSite Analytics, we believe there is an opportunity to establish over 400 additional locations in the states in which we currently operate and approximately 1,600 additional locations when neighboring states are included. Our goal is to expand our store base by approximately 10% annually by penetrating existing and contiguous regions. Over the long term, we believe the market potential exists to establish 4,800 locations nationally.

Store Design & Layout

Upon entering a store, customers are greeted by signage introducing the IOs, a tailored selection of fresh produce and other perishables, followed by a “Power Wall” displaying many of our most compelling “WOW!” offerings.

Our stores are neatly organized and well maintained with clear signage to guide the customer through our various departments such as produce, beer and wine and fresh meat and seafood. Specialized item price tags call attention to our “WOW!” deals and highlight our robust NOSH offerings. Upon checkout, a cashier “circles the savings” on each customer’s receipt, which reinforces the compelling value that we provide.

Stores are assorted and merchandised uniquely by IOs providing a “WOW!” treasure hunt shopping experience. On average, approximately 75% of the assortment in each Grocery Outlet store is selected by IOs based on local preference and shopping history while the remaining assortment is delivered to stores to support marketing circulars and manage “sell-by” dates. We have several customized systems and tools in place, including our ordering system that allows IOs to see our real-time inventory and provides ordering suggestions based on local store characteristics. IOs have broad autonomy to create unique merchandising displays highlighting their “WOW!” offerings which strengthens the local feel of each store.

Our Customers

Our value proposition has broad appeal, with bargain-minded customers spanning all income levels and demographics. Our average customer spends over $25 per transaction and visits our stores approximately twice per month. In our weekly blind customer survey, over 65% of our core customers most closely associate Grocery Outlet with “consistently low prices” among the consumable retailers that they shop, significantly more than any other retailer. We define our core customers as those who self-identify as spending at least 25% of their monthly grocery budget at Grocery Outlet. Our net promoter score for 2018 was 60%, the highest among consumable retailers visited by our core customers based on our weekly blind survey.

We have begun to develop a strong digital and social media following by “WOW!”ing our customers every day. We have over one million email subscribers in our database, most of whom receive daily “WOW! Alerts” (emails that showcase some of the best deals on an individual store basis). Brand24, a social media monitoring tool, identified 90% of social mentions of Grocery Outlet as positive in 2018. This proportion of positive mentions from Twitter, Facebook, Instagram and other platforms is higher than many well-known discount retailers of consumable products, including WinCo, Trader Joe’s, Costco, Walmart and Aldi.

Marketing

Our ability to consistently deliver “WOW!” deals that generate customer excitement is our strongest marketing tool. We promote brand awareness and drive customers to shop through centralized marketing initiatives along with local IO marketing efforts. As a result of this approach and local marketing campaigns funded by IOs, our marketing expense as a percent of sales is relatively low.

We focus our centralized marketing efforts primarily on digital ads, emailed “WOW! Alerts,” social media, television and radio commercials, print circulars and in-store and outdoor signage. Our cost-effective marketing approach is designed to build brand awareness and communicate specific in-store “WOW!” deals to drive customer traffic. Over time, we have increased the utilization of digital advertising, allowing us to more quickly develop, deploy and target marketing communications based on our changing inventories and store-specific deals. We have over one million email subscribers in our database, most of whom receive daily and weekly “WOW! Alerts” customized to the shopper’s local store. Each month we email over 20 million “WOW! Alerts,” which are opened at a rate of nearly 15%.

In addition to our digital ads, we distribute print circulars to align with major holidays and other key promotional events, such as our semi-annual wine sale. We also market via television, streaming television platforms and radio to specific markets to build brand awareness and highlight the value we provide. We reinforce these efforts with in-store price and item signage as well as outdoor marketing via billboards and truck wraps.

To better communicate our value proposition and drive increased customer traffic, we recently refreshed our brand image via an updated website, modernized logo and new marketing campaign entitled “Welcome to Bargain Bliss.” In addition to a new advertising campaign, this brand refresh includes updated customer messaging to highlight the price, quality and service advantage we provide. Recently we began updating in-store signage and marketing collateral in support of the new campaign and anticipate refreshing all stores over the next several years.

IOs develop and fund their local marketing plan to drive customer engagement. IO efforts include community outreach such as partnering with food banks, sponsoring youth athletic programs and offering discounts to veterans. In addition, IOs develop and manage their own social media marketing platforms, posting creative and compelling content to reinforce our fun and value oriented image.

Competition

We compete for consumer spend with a diverse group of retailers, including mass, discount, conventional grocery, department, drug, convenience, hardware, variety, online and other specialty stores. The competitive landscape is highly fragmented and localized; however, our customers most often cite Safeway as the retailer where they also shop for consumables. We see discount retailers of consumable products, which include Walmart, WinCo, Aldi and Lidl, as competitors given their broad product offerings at low prices relative to conventional grocery stores. We compete with both conventional grocery stores and discounters by offering an ever-changing selection of name-brand products in a fun, treasure hunt shopping environment at a significant discount.

Many competitors are attempting to attract customers by offering various forms of e-commerce. While we have embraced online and digital marketing, we have thus far not pursued e-commerce. Based on our extreme value pricing and lower average ticket, we do not believe that our model lends itself to e-commerce which we think emphasizes convenience over value and fun. We have prioritized our capital and organizational investments to deliver the deepest and most compelling in-store values and experience for customers. Furthermore, we have seen no perceptible impact on sales of stores that are close to competitors that offer e-commerce solutions in the past few years.

Beyond competition for consumers, we compete against a fragmented landscape of opportunistic purchasers, including retailers (e.g., Big Lots and 99 Cents Only) and wholesalers to acquire excess merchandise for sale in our stores. Our established relationships with our suppliers along with our distribution scale, buying power, financial credibility and responsiveness often makes us the first call for available deals. Our direct relationships with suppliers have increased as we have grown, and we continuously strive to broaden our supplier network.

Business Technology

Our information systems provide a broad range of business process assistance and real-time data to support our purchasing and planning approach, merchandising team and strategy, multiple distribution center management, store and operational insight and financial reporting. We selected and developed these technologies to provide the flexibility and functionality to support our unique buying and selling model as well as to identify and respond to merchandising and operating trends in our business. Over the last five years, we have modernized and added several systems that provide us additional functionality and scalability in order to better support operational decision-making. These investments include enhanced point of sale, warehouse management, human resource planning, business intelligence, vendor tracking and lead management, store communications, real estate lease management and financial planning and analysis systems. We believe the ongoing modernization, enhancement and maintenance of our systems have allowed us to support the growth in our business and store base. We plan to continue making investments to modernize and improve the functionality and scalability of our business technology systems for the foreseeable future.

We have also built a series of tools that empower IOs to make intelligent decisions to grow their business from improving product ordering, reducing shrink, and gaining intelligence into their store performance and profitability. We believe these investments have resulted in valuable business insights and operational improvements. We anticipate making ongoing technology investments in order to drive further productivity and functionality improvements.

Trademarks and Other Intellectual Property

We own federally registered trademarks related to our brand, including “GROCERY OUTLET BARGAIN MARKET”, “WOW!”, “NOSH” and “BARGAINS ON BRANDS YOU TRUST!” In addition, we maintain trademarks for the images of certain logos that we use, including the GROCERY OUTLET BARGAIN MARKET logo, the “NOSH” logo and the “WOW!” logo. We are also in the process of pursuing several other trademarks to further identify our services such as “BARGAIN BLISS”, “FEELS LIKE FALLING IN LOVE IN EVERY AISLE”, “THE SAVINGS ARE REAL, THE FEELING IS PURE BLISS” and “HIP HIP SYRAH.” We have disclaimed the terms “GROCERY OUTLET” and “MARKET” with respect to our “GROCERY OUTLET BARGAIN MARKET” trademarks, among other disclaimed terms with respect to our registered trademarks and trademark applications. Our trademark registrations have various expiration dates; however, assuming that the trademark registrations are properly renewed, they have a perpetual duration. We also own several domain names, including www.groceryoutlet.com and www.ownagroceryoutlet.com, and registered and unregistered copyrights in our website content. Our Operator Agreement grants the IOs a limited, non-exclusive license to use our trademarks solely in connection with the operation and promotion of their store and not in connection with other activities. IOs are not permitted to sublicense our trademarks to others. We attempt to obtain registration of our trademarks as practical and pursue infringement of those marks when appropriate. We rely on trademark and copyright laws, trade-secret protection and confidentiality, license and other agreements with the IOs, suppliers, employees and others to protect our intellectual property.

Regulation

We and the IOs are subject to regulation by various federal agencies, including the Food and Drug Administration (the “FDA”), the Federal Trade Commission (the “FTC”), the U.S. Department of Agriculture (the “USDA”) the Consumer Product Safety Commission and the Environmental Protection Agency. We and the IOs are subject to various laws and regulations, including those governing labor and employment, including minimum wage requirements, advertising, privacy, safety and environmental protection and consumer protection regulations, including those that regulate retailers and/or govern product standards, the promotion and sale of merchandise and the operation of stores and warehouse facilities. In addition, we and the IOs must comply with provisions regulating health and sanitation standards, food labeling, licensing for the sale of food and alcoholic beverages. We actively monitor changes in these laws. In addition, we and the IOs are subject to environmental laws pursuant to which we and the IOs could be strictly and jointly and severally liable for any contamination at our current or former locations, or at third-party waste disposal sites, regardless of our knowledge or responsibility for such contamination.

Food and Dietary Supplements. The FDA regulates the safety of certain food and food ingredients, as well as dietary supplements under the federal Food, Drug, and Cosmetic Act (the “FDCA”). Similarly, the USDA’s Food Safety Inspection Service ensures that the country’s commercial supply of meat, poultry, catfish and certain egg products is safe, wholesome and correctly labeled and packaged.

The Food Safety Modernization Act (the “FSMA”) amended the FDCA in 2011 and expanded the FDA’s regulatory oversight of all supply chain participants. Most of the FDA’s promulgating regulations are now in effect and mandate that risk-based preventive controls be observed by the majority of food producers. This authority applies to all domestic food facilities and, by way of imported food supplier verification requirements, to all foreign facilities that supply food products.

The FDA also exercises broad jurisdiction over the labeling and promotion of food. Under certain circumstances, this jurisdiction extends even to product-related claims and representations made on a company’s website or similar printed or graphic media. All foods, including dietary supplements, must bear labeling that provides consumers with essential information with respect to standards of identity, net quantity, nutrition facts, ingredient statements and allergen disclosures. The FDA also regulates the use of structure/function claims, health claims, nutrient content claims and the disclosure of calories and other nutrient information for frequently sold items. In addition, compliance dates on various nutrition initiatives that will impact many supply chain participants, such as in relation to partially hydrogenated oils, are scheduled to go into effect through 2021.

The FDA has comprehensive authority to regulate the safety, ingredients, labeling and good manufacturing practices for dietary supplements. The Dietary Supplement Health and Education Act (the “DSHEA”) amended the FDCA in 1994 and expanded the FDA’s regulatory authority over dietary supplements. Through DSHEA, dietary supplements became a regulated commodity while also allowing structure/function claims on products. However, no statement on a dietary supplement may expressly or implicitly represent that it will diagnose, cure, mitigate, treat or prevent a disease.

Food and Dietary Supplement Advertising. The FTC exercises jurisdiction over the advertising of foods and dietary supplements. The FTC has the power to impose monetary sanctions, consent decrees and/or other penalties that can severely limit a company’s business practices. In recent years, the FTC has instituted numerous enforcement actions against companies carrying dietary supplements for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims.

Compliance. As is common in the retail industry, we rely on our suppliers and manufacturers to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. In general, our purchase orders require that suppliers be compliant and represent and warrant to compliance with laws and require indemnification and/or insurance from our suppliers and manufacturers. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in products we sell. In addition, the failure of such products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from our stores. In order to comply with applicable statutes and regulations, our suppliers and manufacturers have from time to time reformulated, eliminated or relabeled certain of their products.

We also source a portion of our products from outside the United States. The U.S. Foreign Corrupt Practices Act and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies and our supplier compliance agreements mandate compliance with applicable law, including these laws and regulations.

Insurance

We maintain third-party insurance for a number of risk management activities, including workers’ compensation, general liability, commercial property, ocean marine, cyber, director and officer and employee, property and cargo and stock related insurance policies. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage. The Operator Agreement requires IOs to maintain general liability and workers’ compensation insurance coverage for their operations.

Properties

As of June 29, 2019, we leased 328 of our 330 stores and all of our primary self-operated distribution centers. The remaining two stores were owned by IOs. Our initial lease terms for store locations are typically ten years with options to renew for two or three successive five-year periods. Our corporate headquarters, located in Emeryville, California, is approximately 54,000 square feet and is leased under an agreement that expires in 2023, with options to renew for 10 years. Our primary distribution centers range from approximately 100,000 square feet to approximately 400,000 square feet with leases expiring between 2021 and 2025. We have two options to renew for two successive ten-year periods on two of our distribution centers and no option to renew on the third center.

We believe that our corporate and distribution center facilities are in good operating condition and adequate to support the current needs of our business. We are continually working to identify sites to open new store locations and, as a result, the number of store properties may grow or fluctuate.

Employees

As of June 29, 2019, we employed 882 persons, 694 of whom were full-time and 188 of whom were part-time. As of June 29, 2019, 329 of our employees were based at our corporate headquarters in Emeryville, California, and our Leola, Pennsylvania office, 100 of which were classified as field employees. Our distribution centers employed 310 persons. The remaining employees were employees in our Company-operated stores. As of June 29, 2019, 107 of our employees were union employees, all of whom were employees at two Company-operated stores. We have not experienced any material interruptions of operations due to disputes with our employees and consider our relations with our employees to be very good.

Legal Proceedings

From time to time, we may be party to litigation that arises in the ordinary course of our business. Management believes that we do not have any pending litigation that, separately or in the aggregate, would have a material adverse effect on our results of operations, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our directors and executive officers as of September 30, 2019:

Name	Age	Position
Eric J. Lindberg, Jr.	48	Chief Executive Officer and Director
S. MacGregor Read, Jr.	48	Vice Chairman and Director
Robert Joseph Sheedy, Jr.	44	President
Charles C. Bracher	47	Chief Financial Officer
Pamela B. Burke	52	Chief Administrative Officer, General Counsel and Secretary
Thomas H. McMahon	58	Executive Vice President, Sales and Merchandising
Steven K. Wilson	55	Senior Vice President, Purchasing
Erik D. Ragatz	46	Director, Chairman of the Board
Kenneth W. Alterman	62	Director
Matthew B. Eisen	31	Director
Thomas F. Herman	78	Director
Norman S. Matthews	86	Director
Sameer Narang	35	Director
Jeffrey York	56	Director

Set forth below is a brief description of the business experience of the directors and executive officers. All of our officers serve at the discretion of our board of directors.

Eric J. Lindberg, Jr. has served as our Chief Executive Officer since January 2019 and as a director since January 2006. Previously, from January 2006 to December 2018, Mr. Lindberg served as our Co-Chief Executive Officer. Prior to being appointed Co-Chief Executive Officer, Mr. Lindberg served in various positions with the Company since 1996. As our Chief Executive Officer, Mr. Lindberg brings to our board of directors significant senior leadership, and his detailed knowledge of our operations, finances, strategies and industry garnered over his 23-year tenure with us makes him well qualified to serve as our Chief Executive Officer and as a member of the board of directors. Mr. Lindberg and Mr. Read are cousins by marriage.

S. MacGregor Read, Jr. has served as our Vice Chairman since January 2019 and as a director since January 2006. Previously, from January 2006 to December 2018, Mr. Read served as our Co-Chief Executive Officer. Prior to being appointed Co-Chief Executive Officer, Mr. Read served in various positions with the Company since 1996. As a member of the board of directors, Mr. Read contributes his knowledge of our operations, finances, strategies and industry garnered over his 23-year tenure with us. Mr. Read and Mr. Lindberg are cousins by marriage.

Robert Joseph Sheedy, Jr. has served as our President since January 2019. Mr. Sheedy previously served as our Chief Merchandise, Marketing & Strategy Officer from April 2017 to December 2018, our Chief Merchandise & Strategy Officer from March 2014 to April 2017 and our Vice President, Strategy from April 2012 to February 2014. Before joining us, Mr. Sheedy served in various roles at Staples Inc., an office supply company, from 2005 to 2012, most recently as their Vice President, Strategy.

Charles C. Bracher has served as our Chief Financial Officer since August 2012. Before joining us, Mr. Bracher served in various roles at Bare Escentuals, Inc., a mineral cosmetics company, from 2005 to 2012, most recently as Chief Financial Officer. Mr. Bracher began his career in the Investment Banking Division of Goldman, Sachs & Co.

Pamela B. Burke has served as our Chief Administrative Officer, General Counsel and Secretary since January 2019 and previously served as our General Counsel and Secretary from June 2015 to December 2018. Before joining us, Ms. Burke served in various management positions at CRC Health Group, Inc., a provider of specialized behavioral health services, most recently as Senior Vice President of Legal, HR and Risk from April 2010 to February 2015.

Thomas H. McMahon has served as our Executive Vice President of Sales and Merchandising since January 2017 and served as our Vice President of Sales and Merchandising from December 2008 to December 2016. Before joining us in 2008, Mr. McMahon was the Chief Executive Officer and Chief Operating Officer of T Street Incorporated, a retail specialty company.

Steven K. Wilson has served as our Senior Vice President of Purchasing since February 2018 and previously served as our Vice President of Purchasing from July 2006 to January 2018. Prior to being appointed Vice President of Purchasing, Mr. Wilson served in various positions with the Company since 1994.

Erik D. Ragatz has served as a director and as Chairman of our board of directors since October 2014. Mr. Ragatz has served as a Partner at H&F since January 2008. Mr. Ragatz currently serves on the boards of directors and audit and compensation committees of Crackle Holdings GP, LLC (d/b/a SnapAV), a manufacturer and distributor of audio/visual equipment, and Associated Materials Group, Inc., a manufacturer and distributor of exterior building products, as well as the board of directors and compensation committee of Wand TopCo Inc. (d/b/a Caliber Collision), a chain of auto body repair and paint shops, each currently private H&F portfolio companies. As a member of the board of directors, Mr. Ragatz brings his insight into the proper functioning and role of corporate boards of directors, gained through his years of service on the boards of directors of H&F’s portfolio companies.

Kenneth W. Alterman has served as a director since 2011. Mr. Alterman is an Executive Adviser to Savers, Inc., a retail thrift store chain, since January 2017. He previously served as the President, Chief Executive Officer and a director of Savers, Inc. from January 2004 to January 2017 and as the Vice President and General Manager from December 2002 to December 2003. As a member of the board of directors, Mr. Alterman contributes his knowledge of the discount industry, as well as substantial experience developing corporate strategy and assessing emerging industry trends and business operations.

Matthew B. Eisen has served as a director since March 2019. Mr. Eisen has served as a Principal at H&F since July 2016 and as an Associate at H&F from July 2012 to July 2014. From June 2010 to July 2012, Mr. Eisen was an Analyst in the Media and Communications Group of Morgan Stanley & Co. LLC. Mr. Eisen currently serves on the board of directors and as a member of the audit committee of Wand TopCo Inc. (d/b/a Caliber Collision), a chain of auto body repair and paint shops and a private H&F portfolio company. As a member of the board of directors, Mr. Eisen contributes his financial and capital markets expertise and draws on his experience advising and serving on the boards of H&F’s portfolio companies.

Thomas F. Herman has served as a director since 2004. Mr. Herman has been engaged in consulting since 2004. From 2003 to 2004, Mr. Herman was the president and chief operating officer of Good Guys, Inc., a consumer electronics retailer. Prior to that time, he served in various management positions, including at Oak Harbor Partners, a boutique financial services firm, Employment Law Learning Technologies, a distance learning company focused on employment law, Alamo Group, a real estate & operations business, American Copy Jewelry and the San Francisco Music Box Co. As a member of the board of directors, Mr. Herman contributes significant retail experience and financial expertise based on his years of senior executive experience as well as his prior experience serving on the boards of public companies such as Crdentia Corp. and Good Guys, Inc.

Norman S. Matthews has served as a director since October 2014. From 1978 to 1988, Mr. Matthews served in various senior management positions for Federated Department Stores, Inc., including President from

1987 to 1988. Mr. Matthews currently serves on the boards of directors and compensation committees of The Children’s Place Inc., a children’s clothing store, Party City Holdco, Inc., a party goods supply store, and Spectrum Brands Holdings, Inc., a consumer products company, and previously has served as director of Henry Schein, Inc. and The Progressive Corporation. As a member of the board of directors, Mr. Matthews contributes an extensive knowledge of the retail industry and strategic marketing and sales and corporate governance practices from his years as a senior executive and member of the boards of directors of several public companies.

Sameer Narang has served as a director since October 2014. Mr. Narang joined H&F in 2010 and has served as a Partner at H&F since January 2018 and as a Director at H&F from January 2014 to December 2017. Mr. Narang currently serves as chairman of the board of directors and a member of the compensation committee of Arrow Holding Corp. (d/b/a Applied Systems, Inc.), a provider of cloud-based insurance software and a private H&F portfolio company. As a member of the board of directors, Mr. Narang contributes his knowledge of corporate governance gained through his years of service on the boards of directors of H&F’s portfolio companies.

Jeffrey York has served as a director since November 2010. Mr. York has served as Co-Chief Executive Officer and President of Farm Boy Inc., a grocery retailer, since November 2009. Mr. York currently serves as a member of the boards of directors and audit committees of Focus Graphite, an advanced exploration and mining company, Braille Energy Systems, Inc., a manufacturer of race car batteries and other energy storage devices and Stria Lithium, a lithium mining exploration company. As a member of the board of directors, Mr. York contributes an extensive knowledge of the grocery industry and corporate governance based on his experience as a senior executive and serving on public company boards of directors.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors consists of nine directors.

Our amended and restated certificate of incorporation provides that, subject to the right of holders of any series of preferred stock, our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. Our initial Class I directors are Messrs. Ragatz, Herman and Alterman (with their terms expiring at the annual meeting of stockholders to be held in 2020), our initial Class II directors are Messrs. Read, Narang and York (with their terms expiring at the annual meeting of stockholders to be held in 2021) and our initial Class III directors are Messrs. Lindberg, Matthews and Eisen (with their terms expiring at the annual meeting of stockholders to be held in 2022).

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors; however, if at any time the H&F Investor owns at least 40% in voting power of the stock of our Company entitled to vote generally in the election of directors, the stockholders may also fix the number of directors pursuant to a resolution adopted by the stockholders. Subject to certain exceptions described below with respect to the amended and restated stockholders agreement we entered into in June 2019, newly created director positions resulting from an increase in size of the board of directors and vacancies may be filled by our board of directors or our stockholders; provided, however, that at any time when the H&F Investor beneficially owns less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, such vacancies shall be filled by our board of directors (and not by the stockholders).

Our amended and restated stockholders agreement provides that the H&F Investor will have the right to nominate to our board of directors (such persons, the “H&F nominees”) a number of nominees equal to: (x) the total number of directors comprising our board of directors at such time, multiplied by (y) the percentage of our outstanding common stock held from time to time by the H&F Investor. For purposes of calculating the number of directors that the H&F Investor will be entitled to nominate, any fractional amounts are rounded up to the nearest whole number. In addition the Executive Stockholders (as defined in the amended and restated stockholders agreement) and the Read Trust Rollover Stockholders (as defined in the amended and restated stockholders agreement), trusts controlled by Mr. Lindberg, Mr. Read or members of their immediate family, acting together by majority vote, will have the right to nominate one person (such person, the “Executive nominee”) to our board of directors for so long as such stockholders collectively own at least 5% of our outstanding shares of common stock. The amended and restated stockholders agreement also provides that our Chief Executive Officer will be nominated to our board of directors. For so long as we have a classified board, the H&F nominees will be divided by the H&F Investor as evenly as possible among the classes of directors. The Executive nominee will initially be a Class II director and the Chief Executive Officer will initially be a Class III director.

Pursuant to the amended and restated stockholders agreement, we must include the H&F nominees, the Executive nominee and the Chief Executive Officer nominee on the slate that is included in our proxy statements relating to the election of directors of the class to which such persons belong and provide the highest level of support for the election of each such persons as we provide to any other individual standing for election as a director. In addition, each stockholder party to the amended and restated stockholders agreement agrees to vote in favor of the Company slate that is included in our proxy.

In the event that an H&F nominee or the Executive nominee ceases to serve as a director for any reason (other than the failure of our stockholders to elect such individual as a director), the persons entitled to designate such nominee director under the amended and restated stockholders agreement are entitled to appoint another nominee to fill the resulting vacancy.

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. Once appointed, directors serve until they resign or are terminated by the stockholders.

Role of Board of Directors in Risk Oversight

The board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting by the Audit and Risk Management Committee. The Audit and Risk Management Committee represents the board of directors by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal and internal audit functions, the Audit and Risk Management Committee reviews and discusses all significant areas of our business and summarizes for the board of directors all areas of risk and the appropriate mitigating factors. In addition, our board of directors receives periodic detailed operating performance reviews from management.

Committees of the Board of Directors

The standing committees of our board of directors consist of an Audit and Risk Management Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Our chief executive officer, president and other executive officers regularly report to the non-executive directors and the Audit and Risk Management, the Compensation and the Nominating and Corporate Governance Committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The internal audit function reports functionally and administratively to our chief financial officer and directly to the Audit and Risk Management Committee. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by the H&F Investor.

Audit and Risk Management Committee

The members of our current Audit and Risk Management Committee are Messrs. Herman, York and Eisen. Messrs. Herman, York and Eisen all qualify as independent directors under the Nasdaq corporate governance standards, and Messrs. Herman and York qualify as independent directors under the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors has determined that each of Messrs. Herman, York and Eisen qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the Audit and Risk Management Committee is to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

Our board of directors has adopted a written charter for the Audit and Risk Management Committee, which is available on our website.

Compensation Committee Interlocks and Insider Participation

Compensation decisions are made by our Compensation Committee. None of our current or former executive officers or employees currently serves, or has served during our last completed fiscal year, as a member of our Compensation Committee and, during that period, none of our executive officers served as a member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a member of our board of directors.

We have entered into certain indemnification agreements with our directors and are party to certain transactions with the H&F Investor described in “Certain Relationships and Related Party Transactions—Indemnification of Directors and Officers” and “—Stockholders Agreement,” respectively.

Compensation Committee

The members of our current Compensation Committee are Messrs. Alterman, Narang, Matthews and Ragatz.

The purpose of the Compensation Committee is to assist our board of directors in discharging its responsibilities relating to, among other things, (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors has adopted a written charter for the Compensation Committee, which is available on our website.

Nominating and Corporate Governance Committee

The members of our current Nominating and Corporate Governance Committee are Messrs. Ragatz, Narang and Eisen.

The purpose of our Nominating and Corporate Governance Committee is to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board members qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the board of directors corporate governance principles applicable to us, (5) overseeing the evaluation of the board of directors and management and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

Our board of directors has adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our website.

Director Independence

Pursuant to the corporate governance listing standards of Nasdaq, a director employed by us cannot be deemed to be an “independent director.” Each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

Our board of directors has determined that Messers. Alterman, Eisen, Herman, Matthews, Narang, Ragatz and York are “independent” in accordance with the Nasdaq rules.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) applicable to all employees, executive officers and directors that addresses legal and ethical issues that may be encountered in carrying out their duties and responsibilities, including the requirement to report any conduct they believe to be a violation of the Code of Ethics. The Code of Ethics is available on the Corporate Governance page of our website, www.groceryoutlet.com. The information available on or through our website is not part of this prospectus. If we ever were to amend or waive any provision of our Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, we intend to satisfy our disclosure obligations with respect to any such waiver or amendment by posting such information on our internet website set forth above rather than by filing a Form 8-K.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each material element of compensation for the fiscal year ended December 29, 2018 that we provided to each person who served as our principal executive officer or principal financial officer during 2018 and our three most highly compensated executive officers employed at the end of 2018 other than those persons, all of whom we refer to collectively as our Named Executive Officers.

Our Named Executive Officers for the fiscal year ended December 29, 2018 were as follows:

•	Eric J. Lindberg, Jr., Chief Executive Officer, Former Co-Chief Executive Officer*

•	S. MacGregor Read, Jr., Vice Chairman, Former Co-Chief Executive Officer**

•	Charles C. Bracher, Chief Financial Officer

•	Robert Joseph Sheedy, Jr., President, Former Chief Merchandise, Marketing & Strategy Officer***

•	Thomas H. McMahon, Executive Vice President, Sales & Merchandising

•	Steven K. Wilson, Senior Vice President, Purchasing

*	Mr. Lindberg has served as our Chief Executive Officer since January 2019 and previously served as our Co-Chief Executive Officer from January 2006 to December 2018.
**	Mr. Read has served as our Vice Chairman since January 2019 and previously served as our Co-Chief Executive Officer from January 2006 to December 2018.
***	Mr. Sheedy has served as our President since January 2019 and previously served as our Chief Merchandise, Marketing & Strategy Officer from April 2017 to December 2018.

The Compensation Committee is responsible for establishing, implementing and evaluating our employee compensation and benefit programs. The Compensation Committee periodically reviews and makes recommendations to the board of directors with respect to the adoption of, or amendments to, all equity-based incentive compensation plans for employees, and cash-based incentive plans for executive officers, and evaluates whether the relationship between the incentives associated with these plans and the level of risk-taking by executive officers in response to such incentives is reasonably likely to have a material adverse effect on us. The Compensation Committee annually evaluates the performance of our executive officers, establishes the annual salaries and annual cash incentive awards for our executive officers and approves all equity awards. The Compensation Committee’s objective is to ensure that the total compensation paid to the Named Executive Officers as well as our other senior officers is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to our Named Executive Officers are similar to those provided to other senior members of our management team.

Executive Compensation Objectives and Philosophy

The goal of our executive compensation program is to create long-term value for our investors while at the same time rewarding our executives for superior financial and operating performance and encouraging them to remain with us for long, productive careers. We believe the most effective way to achieve this objective is to design an executive compensation program rewarding the achievement of specific annual, long-term and strategic goals and aligning executives’ interests with those of our investors by further rewarding performance above established goals. We use this philosophy as the foundation for evaluating and improving the effectiveness of our executive pay program. The following are the core elements of our executive compensation philosophy:

•

Market Competitive: Compensation levels and programs for executives, including the Named Executive Officers, should be competitive relative to the marketplace in which we operate. It is important for us to leverage an understanding of what constitutes competitive pay in our market and build unique strategies to attract the high caliber talent we require to manage and grow our Company;

•	Performance-Based: Most executive compensation should be performance-based pay that is “at risk,” based on short-term and long-term goals, which reward both organizational and individual performance;

•	Investor Aligned: Incentives should be structured to create a strong alignment between executives and investors on both a short-term and a long-term basis; and

•	Financially Efficient: Pay programs and features should attempt to minimize the impact on our earnings and maximize our tax benefits, all other things being equal.

By incorporating these elements, we believe our executive compensation program is responsive to our investors’ objectives and effective in attracting, motivating and retaining the level of talent necessary to grow and manage our business successfully.

Process for Determining Compensation

In 2018, the Compensation Committee reviewed the performance of our Co-Chief Executive Officers. The Compensation Committee tries to ensure that a substantial portion of the Co-Chief Executive Officer’s compensation is directly linked to individual performance and the performance of our business. As discussed under “—Employment Agreements with Named Executive Officers—Chief Executive Officer Employment Agreements,” we entered into an employment agreement with each of our then Co-Chief Executive Officers, which addresses certain elements of their compensation and benefit packages.

In determining the compensation of each of our Named Executive Officers (other than the Co-Chief Executive Officer), the Compensation Committee seeks the input of the Co-Chief Executive Officers. At the end of each year, the Co-Chief Executive Officer reviews a self-assessment prepared by each Named Executive Officer and assesses the Named Executive Officer’s performance against the business unit (or area of responsibility) and individual goals and objectives. The Co-Chief Executive Officers then reviewed their assessments and, in that context, the Compensation Committee reviewed the compensation for each Named Executive Officer.

Relationship of Compensation Practices to Risk Management

We have reviewed and considered our compensation plans and practices for all our employees and do not believe that our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on us. We utilize many design features that mitigate the possibility of encouraging excessive risk taking behavior. Among these design features are:

•	reasonable goals and objectives that are well-defined and communicated; and

•	balance of short- and long-term variable compensation tied to a mix of financial and operational objectives.

Considerations in Setting 2018 Compensation

The 2018 compensation of our Named Executive Officers was based on company-wide operating results and the extent to which individual performance objectives were met. The Compensation Committee believes that the total 2018 compensation opportunity for our Named Executive Officers was competitive while at the same time being responsible to our investors because a significant percentage of total compensation in 2018 was allocated to variable compensation, paid only upon achievement of both individual and Company performance objectives.

The following is a summary of key considerations that affected the development of 2018 compensation targets and 2018 compensation decisions for our Named Executive Officers (and which the Compensation Committee believes will continue to affect its compensation decisions in future years):

Use of Market Data. We establish target compensation levels that are consistent with market practice and internal equity considerations (including position, responsibility and contribution) relative to base salaries, annual bonuses and long-term equity compensation, as well as the appropriate pay mix for a particular position. In order to gauge the competitiveness of its compensation programs, we may also review compensation practices and pay opportunities from retail and grocery industry survey data. We attempt to position ourselves to attract and retain qualified senior executives in the face of competitive pressures in its relevant labor markets.

Emphasis on Performance. Our compensation program provides increased pay opportunity correlated with superior performance over the long term. When evaluating base salary, individual performance is the primary driver that determines the Named Executive Officer’s annual increase, if any. In our Annual Incentive Plan (the “AIP”), performance metrics are key drivers in determining the Named Executive Officer’s non-equity incentive award. Of the outstanding unvested options granted under our 2014 Stock Plan currently held by our Named Executive Officers, approximately 50% are performance-based.

The Importance of Organizational Results. The AIP uses the achievement of specific organizational metrics in determining approximately 50% to 100% of the Named Executive Officers’ target annual cash incentive award to hold the Named Executive Officers accountable for both the results of their organization and overall company results. The AIP was designed to emphasize and reward the Named Executive Officers for corporate performance. The vesting of long-term performance-vesting stock options granted under our 2014 Stock Plan are also dependent on us achieving overall corporate financial goals.

The Compensation Committee retains an independent compensation consultant who provides the Compensation Committee with input and guidance on all components of our executive compensation program and advises the Compensation Committee with respect to market data for base salary, annual bonus and long-term equity compensation for similarly situated executives in our peer group.

Elements of 2018 Compensation Program

There are three key components of our executive compensation program for our Named Executive Officers:

•	base salary;

•	annual incentive bonus pursuant to the AIP; and

•	long-term equity incentive compensation in the form of both time and performance vesting stock options pursuant to the 2014 Stock Plan.

In addition to these key compensation elements, the Named Executive Officers are provided certain other compensation. See “—Other Compensation.”

We believe that offering each of the components of our executive compensation program is necessary to remain competitive in attracting and retaining talented executives. Furthermore, the annual incentive bonus and long-term equity incentive compensation align the executive’s goals with those of the organization and our stockholders. Collectively, these components are designed to reward and influence the executive’s individual performance and our short-term and long-term performance. Base salaries and annual incentive bonuses are designed to reward executives for their performance and our short-term performance. We believe that providing long-term incentive compensation in the form of stock options ensures that our executives have a continuing stake in our long-term success and have incentives to increase our equity value. Total compensation for each Named Executive Officer is reviewed annually to ensure that the proportions of the executive’s short-term incentives and long-term incentives are properly balanced.

The components of incentive compensation (the annual incentive bonus and equity awards) are significantly “at risk,” as the degree to which the annual incentive bonuses are paid and the performance vesting and the intrinsic value of the equity awards all depend on the extent to which certain of our operating and financial goals are achieved. When reviewing compensation levels, each component of compensation is reviewed independently, and the total pay package is reviewed in the aggregate. However, the Compensation Committee believes that an important component of aligning the interests of investors and executives is to place a strong emphasis on “at risk” compensation linked to overall Company performance. In 2018, approximately 50% of the compensation for Messrs. Lindberg and Read was “at risk.” See “—Long-Term Equity Incentive Compensation—Grants of Time Options and Performance Options to Named Executive Officers” for a discussion relating to long-term incentive compensation.

Base Salary

We pay our Named Executive Officers base salaries to compensate them for services rendered each year. Base salary is a regular, cash payment, the amount of which is based on position, experience and performance after considering the following primary factors: internal review of the executive’s compensation and the Compensation Committee’s assessment of the executive’s individual prior performance. Salary levels are typically considered annually as part of our performance review process but can be adjusted in connection with a promotion or other change in job responsibility. Merit-based increases to salaries of the Named Executive Officers are determined each December by the Compensation Committee after an assessment of the performance of each executive for that fiscal year. Each of the Named Executive Officers received a 3.0% salary increase from 2017 to 2018, except for Mr. Sheedy who received a salary increase of 11.9% as a reward for exceptional employee performance.

The salary increases for the Named Executive Officers from 2017 to 2018 were:

	Salary as of January 8, 2017 ($)	Salary Increase from 2017 to 2018 (%) (1)	Salary as of January 7, 2018 ($)
Eric J. Lindberg, Jr.	550,756	3.0	567,279
S. MacGregor Read, Jr.	550,756	3.0	567,279
Charles C. Bracher	492,692	3.0	507,473
Robert Joseph Sheedy, Jr.	424,360	11.9	475,000
Thomas H. McMahon	337,652	3.0	347,783
Steven K. Wilson	305,000	3.0	314,150

(1)	Salary increases effective January 7, 2018.

Annual Cash Incentive Compensation

In addition to receiving base salaries, the Named Executive Officers and other participants are eligible to receive an annual incentive bonus pursuant to the AIP each year. Our AIP is an annual cash incentive program designed to create a link between executive compensation and performance of the participants and us. The AIP provides metrics for the calculation of annual incentive-based cash compensation after assessing the executive’s performance against pre-determined quantitative and qualitative measures within the context of our overall performance. For each fiscal year, the executives’ annual incentive bonuses are determined as a percentage of their base salaries, based on the achievement of the applicable Company-wide and individual goals on a sliding scale. In order to receive a payment under the AIP, a participant must be actively employed by the Company and in good standing at the time of payment, and sign a form of confidentiality and at-will employment acknowledgement.

2018 Annual Incentive Plan

Under the AIP, the Compensation Committee establishes Company-wide financial performance objectives each fiscal year, which serve as the basis for determining the amount of bonuses to be paid under the program. Pursuant to the AIP established with respect to fiscal year 2018 (the “2018 AIP”), the following core corporate performance measures were used to calculate the annual bonus pool: (i) “FY18 Bonus EBITDA,” which is 2018 EBITDA excluding new store pre-opening expenses and Grocery Outlet Holding Corp. Delaware taxes (with an annual target goal of $152.1 million); (ii) 12 month comparable store sales growth (with an annual target goal of 4.50% over the prior year); and (iii) new store sales for 2017 and 2018 vintage stores (with an annual target goal of $230.9 million). Each of our Co-Chief Executive Officers and Mr. Wilson were also given department-specific goals, as follows: (i) Mr. Wilson had a department goal of buyer controlled gross margin dollars (with an annual target goal of $673.9 million); (ii) Mr. Lindberg had a department goal of Southern California (excluding the San Diego region) store sales (with an annual target goal of $169.9 million); and (iii) Mr. Read had a department goal of new store sites approved in 2018 for opening in 2019 (with an annual target goal of 44 sites to be approved with an average of 26 weeks of net sales).

For fiscal year 2018, the percentage of target achievement for each performance measure described above was as follows: (i) FY18 Bonus EBITDA: 100.1%, resulting in a payout of 100.47%; (ii) 12 month comparable store sales growth: 83.4%, resulting in a payout of 83.4%; (iii) new store sales for 2017 and 2018 vintage stores: 106%, resulting in a payout of 129.8%; and (iv) department-specific goals, as follows: buyer controlled gross margin dollars: 99.1%, resulting in a payout of 80.2%, Southern California (excluding the San Diego region) store sales: 94.5% achievement resulting in a payout of 0%, and new store sites approved: 35 approved sites with an average of 23 weeks of net sales resulting in a payout of 0%.

AIP payouts for attainment of FY18 Bonus EBITDA, comparable store sales and new store sales scale independently above 100% attainment of the respective target opportunity, subject to minimum FY18 Bonus EBITDA achievement of 95% of target. Metric scaling continues ratably and is not capped. All department metrics have the opportunity to pay out above 100%, provided that payouts above 100% are the lesser of (i) EBITDA payout and (ii) department metric payout when both are above 100%.

Under the 2018 AIP, subject to the minimum achievement of a 3% year to date FY18 Bonus EBITDA growth from the prior fiscal year, we made interim quarterly payments under the AIP based on FY18 Bonus EBITDA and comparable store sales metrics, and 25% of the calculated quarterly payout were retained to be paid at year-end. The new store sales and department and geographic specific goals were annual metrics with annual payout. In 2018, we exceeded the minimum 3% year-to-date FY18 Bonus EBITDA growth from 2017 for all four quarters, and accordingly, quarterly bonus payments were made each quarter. The new store sales and department specific goals were annual metrics with annual payout.

When establishing the foregoing performance targets, the Compensation Committee set targets that it believed (i) were challenging to achieve and reasonable, and (ii) fairly incentivized AIP participants. By setting the foregoing targets, the Compensation Committee established what it believed were stretch goals that would incentivize and reward exceptional employee performance without any guarantee that the Company would meet or exceed any such metrics in the prevailing business environment.

Actual annual cash incentive awards are calculated by multiplying each Named Executive Officer’s actual base salary at fiscal year-end by his target award potential, which is then adjusted by an overall achievement factor based on the combined weighted achievement of the performance measures. The following table summarizes the fiscal 2018 annual incentive awards earned based on actual performance, as compared to the target opportunity, for each of the Named Executive Officers:

	2018 Base Salary ($)	Target Bonus (%)	Target Bonus Amount ($)	Overall Achievement Factor (%)	Actual Bonus Achieved ($)
Eric J. Lindberg, Jr.	567,279	100	567,279	77.6	440,042
S. MacGregor Read, Jr.	567,279	100	567,279	77.6	440,042
Charles C. Bracher	507,473	50	253,737	103.6	262,747
Robert Joseph Sheedy, Jr.	475,000	50	237,500	103.6	245,934
Thomas H. McMahon	347,783	50	173,891	103.6	180,066
Steven K. Wilson	314,150	50	157,075	85.6	134,372

2019 Annual Incentive Plan

In February 2019, our board of directors adopted the 2019 Annual Incentive Plan. Pursuant to the 2019 AIP, the Compensation Committee will determine the performance goals for the 2019 fiscal year. The bonus amount is calculated based on a percentage of the participant’s base salary. Achievement of performance goals, which will determine the amount, if any, earned under the 2019 AIP, is determined by the Compensation Committee in its sole discretion. The bonus amount actually earned will be in the sole and exclusive discretion of the Compensation Committee based on the application of the performance goals for the 2019 fiscal year.

The bonus amount is payable in a lump sum cash amount (or, at the discretion of the Compensation Committee, in shares of our stock), and the payment with respect to any bonus amount under the 2019 AIP is subject to a participant’s continued employment through the payment date. To the extent a participant’s employment with us is terminated for any reason prior to the payment date, such participant shall have no rights with respect to any bonus amount or other payment or award under the 2019 AIP.

Long-Term Equity Incentive Compensation

In addition to base salary and cash bonus compensation, each of our Named Executive Officers is provided long-term equity incentive compensation. The use of long-term equity incentives creates a link between executive compensation and our long-term performance, thereby creating alignment between executive and investor interests. In 2014, our board of directors and our stockholders approved the 2014 Stock Plan, which provides the flexibility to grant a variety of long-term equity incentive awards, including stock options, stock appreciation rights and other stock-based awards.

As of December 29, 2018, only stock options to purchase shares of our common stock have been granted to the Named Executive Officers under the 2014 Stock Plan. In connection with the adoption of the 2014 Stock Plan, the Compensation Committee made stock option grants to the Named Executive Officers that were intended to provide five years of long-term incentive on an up-front basis. Equity awards granted to the Named Executive Officers under the 2014 Stock Plan were determined based on market competitiveness, criticality of position and individual performance (both historical and expected future performance). Historically, stock options have been, and we expect they will continue to be, a core element of long-term incentive opportunity for our Named Executive Officers. The Compensation Committee believes that the best way to align compensation of our Named Executive Officers with long-term growth and profitability is to design long-term incentive compensation that is, to a great degree, dependent on Company performance.

The Compensation Committee did not make any equity grants to any Named Executive Officer during the 2018 fiscal year. For more information regarding the 2014 Stock Plan, see “—Stock Incentive Plans—2014 Stock Incentive Plan.”

The following is a description of stock options granted to our Named Executive Officers since 2014.

Time Option Agreement

Each of the Named Executive Officers were granted time-vesting stock options (the “Time Options”) pursuant to our standard form of time-vesting stock option award agreement (the “Time Option Agreement”) under the 2014 Stock Plan. Each of Messrs. Lindberg and Read entered into an Amended and Restated Time Option (the “A&R Time Option Agreement”) with substantially similar terms to the Time Option Agreement, except as provided below.

As provided in the A&R Time Option Agreement and Time Option Agreement, 20% of the shares subject to the Time Option vest and become exercisable on each of the first five anniversaries of the date of grant, subject to the executive’s continued employment with us on each applicable vesting date. If a change in control (as defined in the 2014 Stock Plan) occurs during the executive’s employment, the Time Option will become fully vested and exercisable immediately prior to the effective time of such change in control.

The executive may exercise all or any part of the vested portion of the Time Option at any time prior to the earliest to occur of: (i) the tenth anniversary of the grant date of the Time Option; (ii) the date on which the executive’s employment is terminated by us or any of its affiliates for cause or the date on which the executive breaches any restrictive covenant agreement between the executive and us or any of our affiliates; (iii) the one-year anniversary of the date of the executive’s termination of employment due to death or disability; or (iv) the 90th day following the date of the executive’s termination of employment for any reason other than by us or any if our affiliates for cause or due to death or disability.

Performance Option Agreement

Each of the Named Executive Officers were granted performance-vesting stock options (the “Performance Options”) pursuant to our standard form of performance-vesting stock option award agreement (the “Performance Option Agreement”) under the 2014 Stock Plan. Each of Messrs. Lindberg and Read entered into an Amended and Restated Performance Option (the “A&R Performance Option Agreement”) with substantially similar terms to the Performance Option Agreement, except as provided below.

As provided in the A&R Performance Option Agreement and Performance Option Agreement, the shares subject to the Performance Option vest and become exercisable on each “measurement date” (generally defined as the date on which the H&F Investor receives proceeds prior to the occurrence of a change in control (as defined in the 2014 Stock Plan) or the “final measurement date”) as follows:

(i)	0% if the internal rate of return (“IRR”) is less than 20%;

(ii)	50% if the IRR is 20%;

(iii)	50-100%, using linear interpolation, if the IRR is between 20% and 30%; and

(iv)	100% if the IRR is greater than or equal to 30%.

Upon the occurrence of the “final measurement date” (generally defined as a change in control or in the case of an initial public offering at such time that the H&F Investor holds less than 10% of our issued and outstanding common stock for a period of 30 consecutive trading days), the IRR will be measured for the final time and any portion of the Performance Option that does not vest at such time will be forfeited without consideration to the executive.

The executive may exercise all or any part of the vested portion of the Performance Option at any time prior to the earliest to occur of: (i) the tenth anniversary of the grant date of the Performance Option; (ii) the date on which the executive’s employment is terminated by us or any of our affiliates for cause or the date on which the executive breaches any restrictive covenant agreement between the executive and us or any of our affiliates; (iii) the one-year anniversary of the date of the executive’s termination of employment due to death or disability; or (iv) the 90th day following the date of the executive’s termination of employment for any reason other than by us or any of our affiliates for cause or due to death or disability.

The A&R Performance Option Agreement and Performance Option Agreement each provide that no portion of the Performance Option will vest and become exercisable as to any additional shares following the termination of the executive’s employment with us for any reason, and the portion of the Performance Option that is unvested and unexercisable as of the date of such termination will immediately expire without consideration or payment therefor.

The A&R Performance Option Agreement, in contrast to the Performance Option Agreement, provides that in the event that the Performance Option has not become vested on or prior to the date of the executive’s “qualifying termination” (generally defined as termination by us without cause, by the executive for good reason, or due to the executive’s death or disability), then the Performance Option will remain outstanding and eligible to vest during the “tail period” (generally defined as the six month period following an executive’s qualifying termination, or if shorter, the period from the date of a qualifying termination until the tenth anniversary of the grant date) in the event that a greater IRR performance-vesting hurdle is achieved in connection with any measurement date that occurs within such tail period, and the Performance Option will remain exercisable following any vesting date that occurs during the tail period for the same duration as if the executive’s employment terminated on such vesting date (pursuant to the post-termination exercise period provisions described above). If no greater IRR performance-vesting hurdle is achieved during such tail period, the Performance Option will terminate as of the end of the tail period.

Restrictive Covenants in Option Agreements

Each of the A&R Time Option Agreement, Time Option Agreement, A&R Performance Option Agreement and Performance Option Agreement contain the following restrictive covenants: (i) non-competition during the executive’s employment period; (ii) nondisclosure of confidential information for an unlimited duration; and (iii) non-solicitation of customers and non-solicitation of employees during the executive’s employment period and the one-year period following the executive’s termination of employment. The Time Option Agreement and Performance Option Agreement also each contain a non-disparagement covenant for the period until the option is fully exercised or otherwise expires.

Grants of Time Options and Performance Options to Named Executive Officers

On October 21, 2014, the Company granted each of Messrs. Lindberg and Read (i) a Time Option to purchase 1,357,614 shares of the Company’s common stock, at an exercise price of $7.13, pursuant to the A&R Time Option Agreement, and (ii) a Performance Option to purchase 1,357,614 shares of the Company’s common stock, at an exercise price of $7.13 (which exercise price was adjusted in connection with the 2016 Dividend and 2018 Dividend and is currently $3.81), pursuant to the A&R Performance Option Agreement.

On November 25, 2014, the Company granted each of Messrs. Bracher and Sheedy (i) a Time Option to purchase 362,031 shares of the Company’s common stock, at an exercise price of $7.13, pursuant to the Time Option Agreement, and (ii) a Performance Option to purchase 362,030 shares of the Company’s common stock, at an exercise price of $7.13 (which exercise price was adjusted in connection with the 2016 Dividend and 2018 Dividend and is currently $3.81), pursuant to the Performance Option Agreement.

On November 25, 2014, the Company granted each of Messrs. McMahon and Wilson (i) a Time Option to purchase 241,352 shares of the Company’s common stock, at an exercise price of $7.13, pursuant to the Time

Option Agreement, and (ii) a Performance Option to purchase 241,353 shares of the Company’s common stock, at an exercise price of $7.13 (which exercise price was adjusted in connection with the 2016 Dividend and 2018 Dividend and is currently $3.81), pursuant to the Performance Option Agreement.

2016 and 2018 Dividends on Options

We declared cash dividends in respect of our outstanding common stock in June 2016 and October 2018.

In June 2016, our board of directors declared a cash dividend of $1.23 per share of our outstanding common stock (the “2016 Dividend”) in connection with the 2016 Recapitalization. Pursuant to the terms of the 2014 Stock Plan, our board of directors was required to make an equitable adjustment to all outstanding options in connection with the payment of the extraordinary dividend.

In connection with the 2016 Dividend, we treated the Time Options and Performance Options held by each of Messrs. Lindberg, Read, Bracher, Sheedy, McMahon and Wilson as follows:

•

With respect to vested Time Options, the Named Executive Officer received a lump-sum cash payment in an amount equal to the number of shares underlying the vested Time Option multiplied by the 2016 Dividend amount, less applicable tax withholdings, paid in June 2016.

•

With respect to unvested Time Options, the Named Executive Officer received a right to cash payment in an amount equal to the number of shares underlying the unvested Time Option multiplied by the 2016 Dividend amount, to be paid in part upon each vesting date under the Time Option (provided that the executive satisfied the vesting conditions applicable to the unvested Time Option, for such vesting date).

•	We reduced the per share exercise prices of any outstanding unvested Performance Options held by Named Executive Officers, by the per share 2016 Dividend amount.

In October 2018, our board of directors declared a cash dividend of $2.10 per share of the company’s outstanding common stock (the “2018 Dividend”) in connection with the 2018 Recapitalization.

In connection with the 2018 Dividend, we treated the Time Options and Performance Options held by each of Messrs. Lindberg, Read, Bracher, Sheedy, McMahon and Wilson as follows:

•

With respect to vested Time Options, the Named Executive Officer received a lump-sum cash payment in an amount equal to the number of shares underlying the vested Time Option multiplied by the 2018 Dividend amount, less applicable tax withholdings, paid on October 26, 2018.

•

With respect to unvested Time Options, the Named Executive Officer received a right to cash payment in an amount equal to the number of shares underlying the unvested Time Option multiplied by the 2018 Dividend amount, to be paid in part upon each vesting date under the Time Option (provided that the executive satisfied the vesting conditions applicable to the unvested Time Option, for such vesting date).

•	We reduced the per share exercise prices of any outstanding unvested Performance Options held by Named Executive Officers, by the per share 2018 Dividend amount.

For information on the amounts of dividend equivalent payments made in 2018 in connection with the vesting of Time Options held by the Named Executive Officers, please see the “All Other Compensation” column of the Summary Compensation Table.

Stock Incentive Plans

2014 Stock Plan

The 2014 Stock Incentive Plan (the “2014 Stock Plan”) became effective on October 21, 2014. Under the 2014 Stock Plan, we granted stock options to purchase shares of our common stock. The 2014 Stock Plan was terminated effective as of the consummation of our initial public offering. No further equity awards will be issued under the 2014 Stock Plan.

Purpose

The principal purpose of the 2014 Stock Plan was (i) to aid us and our affiliates in recruiting and retaining employees, directors and other service providers of outstanding ability, (ii) to motivate such persons to exert their best efforts on behalf of us and our affiliates by providing incentives through the granting of equity awards and (iii) to align the interest of such persons with those of us and our affiliates.

Administration

Our Compensation Committee administered the 2014 Stock Plan and had the discretion and authority to designate grantees of awards and make all decisions and determinations on matters relating to the 2014 Stock Plan.

Awards Subject to 2014 Stock Plan

The 2014 Stock Plan provided for the grant of stock options, stock appreciation rights and other stock-based awards, including shares and restricted shares. As a condition to the grant of a stock option pursuant to the 2014 Stock Plan, each grantee was required to enter into a Time Option Agreement or Performance Option Agreement, which provided the number of shares subject to the stock option and the terms of such grant as determined by the Compensation Committee. We reserved an aggregate of 12,067,687 shares of our common stock which may be issued under the 2014 Stock Plan.

Treatment upon Change in Control

The 2014 Stock Plan provides that in the event of a change in control, the Compensation Committee may but is not obligated to:

(i)	accelerate, vest or cause the restrictions to lapse with respect to all or any portion of an equity award;

(ii)

cancel such equity awards for fair value (as determined by the Compensation Committee in its sole discretion in good faith), including with respect to other stock-based awards, for a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such other stock-based awards or the underlying shares, or which, in the case of options and stock appreciation rights, may, if so determined by the Compensation Committee, equal the excess, if any, of value of the consideration to be paid in the change in control transaction, directly or indirectly, to holders of the same number of shares subject to such options or stock appreciation rights (or, if no consideration is paid in any such transaction, the fair market value per share of the shares subject to such options or stock appreciation rights) over the aggregate option price of such options or exercise price of such stock appreciation rights (in such event, any option or stock appreciation right having a per share option price or exercise price equal to, or in excess of, the fair market value per share of a share subject thereto may be canceled and terminated without any payment or consideration therefor);

(iii)

provide for the issuance of substitute equity awards that will preserve the rights under, and the otherwise applicable terms of, any affected equity awards previously granted under the 2014 Stock Plan as determined by the Compensation Committee in its sole discretion in good faith; and/or

(iv)

provide that for a period of at least 15 days prior to the change in control, options and stock appreciation rights will be exercisable as to all shares subject thereto (whether or not vested) and that upon the occurrence of the change in control, such options and stock appreciation rights will terminate and be of no further force and effect.

Pursuant to the 2014 Stock Plan, “change in control” is generally defined as (i) any transaction or series of related transactions in which any person or group of persons (other than the H&F Investor or its affiliates) will (A) acquire, whether by purchase, exchange, tender offer, merger, consolidation, recapitalization or otherwise, or (B) otherwise be the owner of (as a result of a redemption of shares of our common stock or otherwise), shares of our common stock (or shares in a successor corporation by merger, consolidation or otherwise) such that following such transaction or transactions, such person or group and their respective affiliates beneficially own 50% or more of the voting power at elections for our board of directors or any successor corporation; or (ii) the sale or transfer of all or substantially all of our assets and, following such sale or transfer, there is a liquidation of us.

Nontransferability and Distributions of Awards

Pursuant to the terms of the 2014 Stock Plan, unless expressly permitted by the Compensation Committee in an option agreement or otherwise in writing, equity awards may not be transferred except by will or the laws of descent and distribution.

Amendment and Termination

The 2014 Stock Plan provided that our board of directors may amend or terminate the plan, but that no such amendment or termination may be made (i) without the approval of our shareholders, if such action would (except as is otherwise provided in the 2014 Stock Plan) increase the total number of shares reserved for the purposes of the plan or, if applicable, change the maximum number of shares for which equity awards may be granted to any participant; or (ii) without the consent of a participant, if such action would materially diminish any of the rights of such participant under any equity award theretofore granted to such participant under the plan; provided, however, that the Compensation Committee may amend the plan or any outstanding equity award in the least restrictive manner necessary to comply with the requirements of applicable laws.

2019 Incentive Plan

On June 4, 2019, our board of directors adopted, and our stockholders approved, the Grocery Outlet Holding Corp. 2019 Incentive Plan (the “2019 Incentive Plan”). Any awards granted under the 2014 Stock Plan will remain subject to the terms of the 2014 Stock Plan and the applicable stock option award agreements. Equity awards to our Named Executive Officers under the 2019 Incentive Plan will be designed to reward our Named Executive Officers for long-term stockholder value creation. The awards made under our 2019 Incentive Plan concurrent with the closing of our initial public offering were granted to recognize such individuals’ efforts on our behalf in connection with our formation and our initial public offering, to ensure their alignment with our stockholder’s interests, and to provide a retention element to their compensation.

Purpose. The purpose of the 2019 Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration. The 2019 Incentive Plan is administered by the compensation committee of our board of directors (the “Compensation Committee”) or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors. The Compensation Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2019 Incentive Plan and any instrument or agreement relating to, or any award granted under, the 2019 Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Compensation Committee deems appropriate for the proper administration of the 2019 Incentive Plan; adopt sub-plans; and to make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the 2019 Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Compensation Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2019 Incentive Plan. Unless otherwise expressly provided in the 2019 Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2019 Incentive Plan or any award or any documents evidencing awards granted pursuant to the 2019 Incentive Plan are within the sole discretion of the Compensation Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders. Subject to the provisions of the 2019 Incentive Plan, the Compensation Committee may designate participants, determine the types and sizes of awards to be granted to participants, and determine the terms and conditions of awards, which will be set forth in the applicable award agreement.

Shares Subject to 2019 Incentive Plan. The 2019 Incentive Plan provides that the total number of shares of common stock that may be issued under the 2019 Incentive Plan is 4,597,862 (the “plan share reserve”), provided, however, that the plan share reserve shall be increased on the first day of each fiscal year beginning with the 2020 fiscal year in an amount equal to the lesser of (i) the positive difference between (x) 4% of the outstanding common stock on the last day of the immediately preceding fiscal year and (y) the plan share reserve on the last day of the immediately preceding fiscal year and (ii) a lower number of shares of our common stock as determined by our board of directors. No more than the number of shares of common stock equal to the plan share reserve may be issued in the aggregate pursuant to the exercise of incentive stock options. The maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $1,000,000 in total value. Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock underlying such award will be returned to the plan share reserve and may be granted again under the 2019 Incentive Plan. Shares of common stock withheld in payment of an option exercise price or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any option exercise price, a stock appreciation right’s base price, or taxes relating to an award will constitute shares issued to a participant and will thus reduce the plan share reserve. Awards may, in the sole discretion of the Compensation Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards will not be counted against the plan share reserve, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under the 2019 Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards granted before then may extend beyond that date.

Options. The Compensation Committee may grant non-qualified stock options and incentive stock options, under the 2019 Incentive Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2019 Incentive Plan. All stock options granted under the 2019 Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards). All stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2019 Incentive Plan is ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law, (i) in cash or its equivalent at the time the stock option is exercised; (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Compensation Committee (so long as such shares have been held by the participant for at least six months or such other period established by the Compensation Committee to avoid adverse accounting treatment); or (iii) by such other method as the Compensation Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price and any applicable taxes. Any fractional shares of common stock will be settled in cash. Options will become vested and exercisable in such manner and on such date(s) or event(s) as determined by the Compensation Committee, provided that the Compensation Committee may, in its sole discretion, accelerate the vesting of any options at any time for any reason.

Unless otherwise provided by the Compensation Committee (whether in an award agreement or otherwise), in the event of (i) a participant’s termination of service for cause, all outstanding options will immediately terminate and expire, (ii) a participant’s termination of service due to death or disability, each outstanding unvested option will immediately terminate and expire, and vested options will remain exercisable for one year following termination of service (or, if earlier, through the last day of the tenth year from the initial date of grant), and (iii) a participant’s termination for any other reason, outstanding unvested options will terminate and expire and vested options remain exercisable for 90 days following termination (or, if earlier, through the last day of the tenth year from the initial date of grant).

Restricted Shares and Restricted Stock Units. The Compensation Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the Compensation Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of the 2019 Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. Participants have no rights or privileges as a stockholder with respect to restricted stock units. Restricted shares of our common stock and restricted stock units will become vested in such manner and on such date(s) or event(s) as determined by the Compensation Committee, provided that the Compensation Committee may, in its sole discretion, accelerate the vesting of any restricted shares of our common stock or restricted stock units at any time for any reason. Unless otherwise provided by the Compensation Committee, whether in an award agreement or otherwise, in the event of a participant’s termination for any reason prior to vesting of any restricted shares or restricted stock units, as applicable (i) all vesting with respect to the participant’s restricted shares or restricted stock units, as applicable, will cease and (ii) unvested restricted shares and unvested restricted stock units will be forfeited for no consideration on the date of termination.

Other Equity-Based Awards and Cash-Based Awards. The Compensation Committee may grant other equity-based or cash-based awards under the 2019 Incentive Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2019 Incentive Plan.

Effect of Certain Events on 2019 Incentive Plan and Awards. Other than with respect to cash-based awards, in the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a change in control, as defined in the 2019 Incentive Plan), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, that the Compensation Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Compensation Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Plan Share Reserve, or any other limit applicable under the 2019 Incentive Plan with respect to the number of awards which may be granted thereunder, (B) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the 2019 Incentive Plan or any sub-plan and (C) the terms of any outstanding award, including, without limitation, (x) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (y) the exercise price or strike price with respect to any award, or (z) any applicable performance measures; it being understood that, in the case of any “equity restructuring,” the Compensation Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring.

In connection with any change in control, the Compensation Committee may, in its sole discretion, provide for any one or more of the following: (i) a substitution or assumption of, acceleration of the vesting of, the exercisability of, or lapse of restrictions on, any one or more outstanding awards and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Compensation Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of our common stock in such event), including, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or base price thereof.

Nontransferability of Awards. Each award under the 2019 Incentive Plan will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Compensation Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue, or terminate the 2019 Incentive Plan or any portion thereof at any time; but no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the 2019 Incentive Plan or for changes in U.S.

GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the 2019 Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the 2019 Incentive Plan; and any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination). However, except as otherwise permitted in the 2019 Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent. In addition, without stockholder approval, except as otherwise permitted in the 2019 Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the Compensation Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (iii) the Compensation Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Compensation Committee in its sole discretion may provide that an award under the 2019 Incentive Plan includes dividends or dividend equivalents, on such terms and conditions as may be determined by the Compensation Committee in its sole discretion. Unless otherwise provided in the award agreement, any dividend payable in respect of any share of restricted stock that remains subject to vesting conditions at the time of payment of such dividend will be retained by the Company and remain subject to the same vesting conditions as the share of restricted stock to which the dividend relates. To the extent provided in an award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalents either in cash, or in the sole discretion of the Compensation Committee, in shares of common stock having a fair market value equal to the amount of the dividends (and interest may be credited, at the discretion of the Compensation Committee, on the amount of cash dividend equivalents, at a rate and subject to terms determined by the Compensation Committee), which accumulated dividend equivalents (and any interest) will be payable at the same time as the underlying restricted stock units are settled following the lapse of restrictions (and with any accumulated dividend equivalents forfeited if the underlying restricted stock units are forfeited).

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our board of directors or the Compensation Committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount to the Company. If a participant engages in any detrimental activity (as described below), as determined by the Compensation Committee, the Compensation Committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of a participant’s outstanding awards or (ii) forfeiture by the participant of any gain realized on the vesting or exercise of awards, and repayment of any such gain promptly to the Company. For purposes of the 2019 Incentive Plan and awards thereunder, “detrimental activity” means: any unauthorized disclosure of confidential or proprietary information of the Company or its subsidiaries; any activity that would be grounds to terminate the participant’s employment or service for cause; the participant’s breach of any restrictive covenant (including, but not limited, to any non-competition or non-solicitation covenants); or fraud or conduct contributing to any financial restatements or irregularities, as determined by the Compensation Committee in its discretion.

Employment Agreements with Named Executive Officers

Chief Executive Officer Employment Agreements

On October 7, 2014, we entered into an amended and restated chief executive officer employment agreement with each of Messrs. Lindberg and Read, pursuant to which each executive agreed to continue to serve as one of our Co-Chief Executive Officers. The following description of the employment agreements is qualified in its entirety by the full terms and conditions of the employment agreements. Each employment agreement is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.

Salary and Incentive Compensation

Pursuant to the employment agreement, each of Messrs. Lindberg and Read’s annual base salary was $504,000 ($567,279 in 2018) and each of their target AIP award is 100% of annual base salary.

Severance

The employment agreements provide that in the event of a termination of employment without cause (as defined in the chief executive officer employment agreement) or resignation for good reason (as defined in the chief executive officer employment agreement), each of Messrs. Lindberg and Read is entitled to (i) payment of the executive’s base salary, payable in equal installments in accordance with our regular payroll practices for a period of 24 months following the termination date; (ii) an amount equal to two times the executive’s target bonus for the year in which the termination date occurs, payable in equal installments for a period of 24 months following the termination date; and (iii) payment for up to 18 months of medical and dental benefits for the executive and his dependents which are substantially the same as the benefits provided immediately prior to the date of termination (including, in our discretion, payment for the costs associated with continuation coverage pursuant to COBRA). The employment agreements further provide that if the executive’s employment is terminated by reason of his death or disability, then he will be entitled to a lump sum amount equal to his target annual bonus for the year in which the termination occurs, prorated based on the ratio of the number of days during such year that the executive was employed to 365.

Restrictive Covenants

Each chief executive officer employment agreement contains non-competition covenants during the term of the agreement as well as confidentiality and employee non-solicitation covenants.

Definitions in Chief Executive Officer Employment Agreements

“Cause” is generally defined as the executive’s (i) willful and continued breach of the employment agreement or failure to perform his duties to the Company or its successor after a written demand for substantial performance is delivered to him by the Company or its successor which demand specifically identifies the manner in which the Company or its successor believe that he has not substantially performed his duties; (ii) conviction of or plea of guilty or nolo contendere to felony criminal conduct; or (iii) breach of the terms of that certain Restrictive Covenants Agreement dated September 13, 2014 between the executive and Globe Holding Corp. The definition of “cause” further provides that no act or failure to act by the executive shall be deemed “willful” if done, or omitted to be done, by the executive in good faith and with the reasonable belief that the executive’s action or omission was in the best interest of the Company.

“Good reason” is generally defined as any of the following undertaken without the executive’s express written consent: (i) the assignment to the executive of any duties or responsibilities or a change in the executive’s title, position or status that results in a material diminution or adverse change of the executive’s authority, duties or responsibilities; (ii) a material reduction by the Company in the executive’s annual base salary as in effect from time to time; (iii) the taking of any action by the Company that would materially and adversely affect the executive’s participation in, or materially reduce the executive’s benefits under, the Company’s benefit plans (excluding equity benefits), except to the extent the benefits of all other executives of the Company are similarly reduced; (iv) a material relocation by the Company of the executive’s principal office to a location more than 40 miles from the location at which the executive was performing the executive’s duties immediately prior to such relocation, except for required travel by the executive on the Company’s business; or (v) any material breach by the Company of any provision of the employment agreement. The definition of “good reason” further provides that any of the circumstances described above may not serve as a basis for resignation for “good reason” by the executive unless (i) the executive notifies the Company of any event constituting good reason within 90 days following the initial existence of such circumstance and the Company has failed to cure such circumstance within 30 days following such notice; and (ii) the executive’s separation from service due to such circumstance occurs within the two year period following the initial existence of such circumstance.

Executive Employment Agreements

On October 7, 2014, we entered into an executive employment agreement with each of Messrs. Bracher, Sheedy, McMahon and Wilson, pursuant to which each executive agreed to continue to serve as Chief Financial Officer, Vice President of Strategy, Vice President of Sales and Retail Merchandising and Vice President of Purchasing, respectively. The following description of the executive employment agreements is qualified in its entirety by the full terms and conditions of each executive employment agreement. Each executive employment agreement is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.

Salary

Pursuant to each executive employment agreement, Mr. Bracher’s annual base salary was $450,883 ($507,473 in 2018), Mr. Sheedy’s annual base salary was $350,000 ($475,000 in 2018), Mr. McMahon’s annual base salary was $309,000 ($347,783 in 2018) and Mr. Wilson’s annual base salary was $269,954 ($314,150 in 2018).

Restrictive Covenants

Each executive employment agreement contains non-competition covenants during the term of the agreement as well as confidentiality and employee non-solicitation covenants.

Other Compensation

Benefits

We provide various employee benefit programs to our Named Executive Officers, including medical, vision, dental, life insurance, accidental death & dismemberment, long-term disability, short-term disability, health savings accounts and wellness programs. These benefit programs are generally available to all of our U.S.-based employees. These benefits are provided to the Named Executive Officers to eliminate potential distractions from performing their regular job duties. We believe the cost of these programs is counterbalanced by an increase in productivity by the executives receiving access to them.

Profit Sharing Contributions

We maintain a defined contribution pension plan (the “401(k) Plan”) for all full-time employees, including the Named Executive Officers, with at least 3 months of service. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute up to 60% of such participant’s compensation pursuant to certain restrictions. The 401(k) Plan allows for discretionary employer contributions, and we made discretionary contributions for the fiscal year ended December 29, 2018. In fiscal year 2018, the Company made a profit sharing contribution of $29,700 to each Named Executive Officer.

Tax and Accounting Implications

The Compensation Committee operates its compensation programs with the good faith intention of complying with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). We account for equity-based payments with respect to our long-term equity incentive award programs in accordance with the requirements of FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or FASB ASC Topic 718.

Summary Compensation Table

The following table summarizes the total compensation earned in 2018 by the Named Executive Officers in fiscal year 2018. We have omitted from this table the columns for Change in Pension Value and Nonqualified Deferred Compensation Earnings, because no Named Executive Officer received such types of compensation during fiscal year 2018. We have omitted from this table the column for Equity Awards, because no equity awards were granted to any Named Executive Officers during fiscal year 2018.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Eric J. Lindberg, Jr.	2018	567,279	440,042	2,638,485	3,645,806
Chief Executive Officer, Former Co-Chief Executive Officer

S. MacGregor Read, Jr.	2018	567,279	440,042	2,638,485	3,645,806
Vice Chairman, Former Co-Chief Executive Officer

Charles C. Bracher	2018	507,473	262,747	725,402	1,495,622
Chief Financial Officer

Robert Joseph Sheedy, Jr.	2018	475,000	245,934	725,376	1,446,310
President, Former Chief Merchandise, Marketing & Strategy Officer

Thomas H. McMahon	2018	347,783	180,066	494,269	1,022,118
Executive Vice President, Sales & Merchandising

Steven K. Wilson	2018	314,150	134,372	493,505	942,027
Senior Vice President, Purchasing

(1)	The amounts in the “Salary” column represent the base salary earned by each Named Executive Officer.
(2)	The amounts in the “Non-Equity Incentive Plan Compensation” column represent the annual incentive bonus amounts earned by each Named Executive Officer pursuant to the 2018 AIP.
(3)	The amounts in the “All Other Compensation” column represent the following with respect to each Named Executive Officer in fiscal year 2018:

•

Mr. Lindberg: profit share contribution amount of $29,700 under 401(k) Plan; lump-sum cash payments in the amount of $332,872 in connection with the 2016 Dividend and $2,275,913 in connection with the 2018 Dividend.

•

Mr. Read: profit share contribution amount of $29,700 under 401(k) Plan; lump-sum cash payments in the amount of $332,872 in connection with the 2016 Dividend and $2,275,913 in connection with the 2018 Dividend.

•

Mr. Bracher: profit share contribution amount of $29,700 under 401(k) Plan; a gift card in the amount of $25.61 given as a gift in recognition of an employment anniversary; lump-sum cash payments in the amount of $88,776 in connection with the 2016 Dividend and $606,910 in connection with the 2018 Dividend.

•

Mr. Sheedy: profit share contribution amount of $29,700 under 401(k) Plan; lump-sum cash payments in the amount of $88,776 in connection with the 2016 Dividend and $606,910 in connection with the 2018 Dividend.

•

Mr. McMahon: profit share contribution amount of $29,700 under 401(k) Plan; a gift card in the amount of $25.60 given as a gift in recognition of an employment anniversary; a payment of $764.30 in recognition of an employment anniversary; lump-sum cash payments in the amount of $59,177 in connection with the 2016 Dividend and $404,602 in connection with the 2018 Dividend.

•

Mr. Wilson: profit share contribution amount of $29,700 under 401(k) Plan; a gift card in the amount of $25.61 given as a gift in recognition of an employment anniversary; lump-sum cash payments in the amount of $59,177 in connection with the 2016 Dividend and $404,602 in connection with the 2018 Dividend.

Grants of Plan-Based Awards in 2018

The following table provides information with respect to awards made under our AIP during the 2018 fiscal year.

GRANTS OF PLAN BASED AWARDS

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)
	Threshold ($)	Target ($)	Maximum ($)
Eric J. Lindberg, Jr.	—	567,279	—
S. MacGregor Read, Jr.	—	567,279	—
Charles C. Bracher	—	253,737	—
Robert Joseph Sheedy, Jr	—	237,500	—
Thomas H. McMahon	—	173,891	—
Steven K. Wilson	—	157,075	—

(1)

The amounts in the “Target” column represent the target amounts available under the 2018 AIP for our 2018 fiscal year with respect to each Named Executive Officer. The calculation uses each Named Executive Officer’s base salary as of January 7, 2018. See “ —Annual Cash Incentive Compensation—2018 Annual Incentive Plan” for a description of our annual performance-based cash bonus plan. For purposes of this table, the “Threshold” amount shown represents an assumption that the Company achieves the threshold level of adjusted EBITDA performance and individual performance attainment that is slightly greater than 0%, which would result in a de minimis AIP payout. There is no maximum level with respect to awards under the 2018 AIP.

Outstanding Equity Awards at 2018 Year End

The following table includes certain information with respect to stock options held by the Named Executive Officers as of December 29, 2018.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

Name	Original Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#) (1)	Number of Securities Underlying Unexercised Options Unexercisable (#) (2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#) (3)	Option Exercise Price ($)	Option Expiration Date
Eric J. Lindberg, Jr.	10/21/14	1,086,090	271,524		7.13	10/21/24
	10/21/14			1,357,614	3.81	10/21/24
S. MacGregor Read, Jr	10/21/14	1,086,090	271,524		7.13	10/21/24
	10/21/14			1,357,614	3.81	10/21/24
Charles C. Bracher	11/25/14	289,624	72,407		7.13	11/25/24
	11/25/14			362,030	3.81	11/25/24
Robert Joseph Sheedy, Jr	11/25/14	289,624	72,407		7.13	11/25/24
	11/25/14			362,030	3.81	11/25/24
Thomas H. McMahon	11/25/14	193,081	48,271		7.13	11/25/24
	11/25/14			241,353	3.81	11/25/24
Steven K. Wilson	11/25/14	193,081	48,271		7.13	11/25/24
	11/25/14			241,353	3.81	11/25/24

(1)	The numbers in this column represent vested Time Options. As of December 29, 2018, none of the Performance Options held by the Named Executive Officers were vested.
(2)

The numbers in this column represent unvested Time Options as of December 29, 2018. Messrs. Lindberg and Read hold a Time Option pursuant to the A&R Time Option Agreement and the other Named Executive Officers hold a Time Option pursuant to the Time Option Agreement, and each agreement provides that 20% of the shares subject to the Time Option vest and become exercisable on each of the first five anniversaries of the date of grant, subject to the executive’s continued employment with us on each applicable vesting date. See “—Long-Term Equity Incentive Compensation—Time Option Agreement.”

(3)

The numbers in this column represent unvested Performance Options as of December 29, 2018. Messrs. Lindberg and Read hold a Performance Option pursuant to the A&R Performance Option Agreement and the other Named Executive Officers hold a Performance Option pursuant to the Performance Option Agreement, and each agreement provides that shares subject to the Performance Option vest and become exercisable on each “measurement date” based on the achievement of certain IRR performance hurdles. See “—Long-Term Equity Incentive Compensation—Performance Option Agreement.”

Option Exercises and Stock Vested During Fiscal Year 2018

No Time Options or Performance Options were exercised by the Named Executive Officers during the fiscal year ended December 29, 2018.

Potential Payments Upon Termination or Change in Control

Severance Benefits upon Termination

The chief executive officer employment agreements of each of Messrs. Lindberg and Read provide that in the event of a termination of employment without cause (as defined in the chief executive officer employment agreement) or resignation for good reason (as defined in the chief executive officer employment agreement), each of Messrs. Lindberg and Read is entitled to (i) payment of the executive’s base salary, payable in equal installments in accordance with our regular payroll practices for a period of 24 months following the termination date; (ii) an amount equal to two times the executive’s target bonus for the year in which the termination date occurs, payable in equal installments for a period of 24 months following the termination date; and (iii) payment for up to 18 months of medical and dental benefits for the executive and his dependents which are substantially the same as the benefits provided immediately prior to the date of termination (including, in our discretion, payment for the costs associated with continuation coverage pursuant to COBRA).

The chief executive officer employment agreements of each of Messrs. Lindberg and Read further provide that if the executive’s employment is terminated by reason of his death or disability, then he will be entitled to a lump sum amount equal to his target annual bonus for the year in which the termination occurs, prorated based on the ratio of the number of days during such year that the executive was employed to 365.

Accelerated Vesting of Time Options upon Change in Control

Each of the Named Executive Officers were granted Time Options under the 2014 Stock Plan. The A&R Time Option Agreement and Time Option Agreement each provide that if a change in control (as defined in the 2014 Stock Plan) occurs during the executive’s employment, the Time Option will become fully vested and exercisable immediately prior to the effective time of such change in control.

The following tables describe the potential payments and benefits that would have been payable to our Named Executive Officers under existing plans and arrangements if a qualifying termination or change in control occurred on December 29, 2018, the last business day of our 2018 fiscal year. The amounts shown in the tables do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the Named Executive Officers.

Potential Payments Upon Termination or Change in Control to Messrs. Lindberg and Read

Name	Benefit	Without Cause/ Good Reason Termination ($) (1)	Termination due to Death or Disability ($) (2)	Change in Control ($) (3)
Eric Lindberg, Jr.	Base Salary	1,134,559	—	—
	Bonus	1,134,559	567,279	—
	Medical/Dental/COBRA	4,435	—	—
	Accelerated Vesting of Time Option	—	—	1,225,051
	Total	2,273,553	567,279	1,225,051

S. MacGregor Read, Jr.	Base Salary	1,134,559	—	—
	Bonus	1,134,559	567,279	—
	Medical/Dental/COBRA	4,406	—	—
	Accelerated Vesting of Time Option	—	—	1,225,051
	Total	2,273,524	567,279	1,225,051

(1)

The chief executive officer employment agreements of each of Messrs. Lindberg and Read provide that in the event of a termination of employment without cause or resignation for good reason, each of Messrs. Lindberg and Read is entitled to (i) payment of the executive’s base salary ($567,279), payable in equal installments in accordance with our regular payroll practices for a period of 24 months following the termination date; (ii) an amount equal to two times the executive’s target bonus ($567,279) for the year in which the termination date occurs, payable in equal installments for a period of 24 months following the termination date; and (iii) medical and dental benefit payments ($1,979 monthly for Mr. Lindberg and $1,970 monthly for Mr. Read) and COBRA premium payments ($2,456 monthly for Mr. Lindberg and $2,436 for Mr. Read) for a period of 18 months for the executive and his dependents, which benefits are substantially the same as the benefits provided immediately prior to the date of termination.
(2)

The chief executive officer employment agreements of each of Messrs. Lindberg and Read provide that if the executive’s employment is terminated by reason of his death or disability, then he will be entitled to a lump sum amount equal to his target annual bonus ($567,279) for the year in which the termination occurs, prorated based on the ratio of the number of days during such year that the executive was employed to 365.

(3)

On October 21, 2014, the Company granted each of Messrs. Lindberg and Read a Time Option to purchase 1,357,614 shares of the Company’s common stock, at an exercise price of $7.13, pursuant to the A&R Time Option Agreement. As of December 29, 2018, 271,524 shares subject to the Time Option held by each of Messrs. Lindberg and Read are unvested. The A&R Time Option Agreement provides that if a change in control occurs during the executive’s employment, the Time Option will become fully vested and exercisable immediately prior to the effective time of such change in control. The amounts above represent the value associated with the accelerated vesting of the unvested shares subject to the Time Option held by the executive upon a change in control, which is the product of (i) the difference between (A) the estimated fair value of our common stock as of December 29, 2018, as set by the Compensation Committee in accordance with its equity grant policy ($11.64) and (B) the exercise price ($7.13); and (ii) the number of unvested shares subject to the Time Option as of December 29, 2018.

Potential Payments Upon Change in Control to Messrs. Bracher, Sheedy, McMahon and Wilson

Name	Benefit	Change in Control ($) (1)
Charles C. Bracher	Accelerated Vesting of Time Option	326,685
Robert Joseph Sheedy, Jr.	Accelerated Vesting of Time Option	326,685
Thomas H. McMahon	Accelerated Vesting of Time Option	217,790
Steven K. Wilson	Accelerated Vesting of Time Option	217,790

(1)

On November 25, 2014, the Company granted each of Messrs. Bracher and Sheedy (i) a Time Option to purchase 362,031 shares of the Company’s common stock, at an exercise price of $7.13, pursuant to the Time Option Agreement. As of December 29, 2018, 72,407 shares subject to the Time Option held by each of Messrs. Bracher and Sheedy are unvested. On November 25, 2014, the Company granted each of Messrs. McMahon and Wilson (i) a Time Option to purchase 241,353 shares of the Company’s common stock, at an exercise price of $7.13, pursuant to the Time Option Agreement. As of December 29, 2018, 48,271 shares subject to the Time Option held by each of Messrs. McMahon and Wilson are unvested. The Time Option Agreement provides that if a change in control occurs during the executive’s employment, the Time Option will become fully vested and exercisable immediately prior to the effective time of such change in control. The amounts provided above represent the spread value of the unvested shares subject to each Time Option held by the applicable Named Executive Officer. The amounts above represent the value associated with the accelerated vesting of the unvested shares subject to each Time Option held by the executive upon a change in control, which is the product of (i) the difference between (A) the estimated fair value of our common stock as of December 29, 2018, as set by the Compensation Committee in accordance with its equity grant policy ($11.64) and (B) the exercise price ($7.13); and (ii) the number of unvested shares subject to the Time Option as of December 29, 2018.

Director Compensation

Pursuant to the company’s non-employee director compensation policy, cash and equity compensation is paid or made, as applicable, to each member of our board of directors who is not either (i) an employee of us or any parent or subsidiary of us, or (ii) an employee of H&F or its affiliates (excluding portfolio companies) (each, a “Non-Employee Director”).

In connection with our initial public offering, our board adopted a new non-employee director compensation policy. Under both our prior and new non-employee director compensation policies, each Non-Employee Director is entitled to receive an annual retainer of $75,000 and a Non-Employee Director serving as chairperson of the board of directors is entitled to receive an additional annual retainer of $100,000 for such service. In addition, the new non-employee director compensation policy provides that each Non-Employee Director is entitled to receive additional annual retainers shown in the following table, as applicable. The prior non-employee director compensation policy provided for the same additional committee retainers, except that it did not cover the Nominating and Corporate Governance Committee because we did not have such a committee prior to our initial public offering. The annual retainers are earned on a quarterly basis based on a calendar quarter and paid by us in arrears prior to the fifth business day following the end of each calendar quarter.

	Member	Chair
Audit and Risk Management Committee	$15,000	$25,000
Compensation Committee	$10,000	$15,000
Nominating and Corporate Governance Committee	$7,500	$10,000

In addition to cash compensation, both the prior and new non-employee director compensation policies provide that each Non-Employee Director will be granted an annual restricted stock unit award with respect to a number of shares of our common stock having a grant date fair market value of $100,000. Prior to the adoption of the 2019 Incentive Plan, restricted stock unit awards granted to Non-Employee Directors were issued pursuant to our 2014 Stock Plan. Following the adoption of the 2019 Incentive Plan, restricted stock unit awards granted to Non-Employee Directors will be issued pursuant to our 2019 Incentive Plan. Subject to the Non-Employee Director’s continued service to us on each applicable vesting date, the annual restricted stock unit awards granted under the prior policy vest in equal annual installments on each of the first three anniversaries of December 31 of each year and will vest in full upon a change in control. Under the new non-employee director compensation policy, subject to the Non-Employee Director’s continued service with us on the applicable vesting date, the annual restricted stock unit awards will generally vest in full on the anniversary of their grant date or in full upon a change in control. Under both our prior and new non-employee director compensation policies, upon each vesting event, the annual restricted stock unit grant, or the relevant portion thereof, will be settled in our shares of common stock within 30 days of the date on which the relevant vesting date occurs. The number of shares underlying the annual restricted stock unit grant will be calculated by dividing $100,000 by the fair market value as of the date the annual restricted stock unit grant is granted (which, following the public trading date, will be the closing price of a share of our common stock on the principal stock exchange on which such shares are listed). Prior to the completion of our initial public offering, the annual restricted stock unit grant has been granted on a date determined by our board of directors. Following the completion of our initial public offering, the annual restricted stock unit grant is expected to be granted on the date of each annual public meeting of our stockholders to each Non-Employee Director who will continue to serve as a Non-Employee Director immediately following such annual meeting.

Under both our prior and new non-employee director compensation policies, none of our directors receive separate compensation for attending meetings of our board of directors or any committees thereof. All directors are reimbursed for travel and other expenses directly related to director activities and responsibilities.

Messrs. Alterman, Herman, Matthews and York were our Non-Employee Directors in 2018. With respect to fiscal year 2018, none of our other directors, including our employee-directors, Messrs. Lindberg and Read, were entitled to separate compensation for their service on our board of directors.

The following table summarizes the compensation paid to or earned by our directors in 2018.

2018 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($) (5)	Equity Awards ($) (6)	All Other Compensation ($) (7)	Total ($)
Kenneth W. Alterman (1)	85,000	100,000	72,569	257,569
Thomas F. Herman (2)	100,000	100,000	72,569	272,569
Norman S. Matthews (3)	85,000	100,000	72,569	257,569
Jeffrey York	75,000	100,000	72,569	247,569
Philip Hammarskjold (4)	—	—	—	—
Sameer Narang (4)	—	—	—	—
Erik D. Ragatz (4)	—	—	—	—

(1)	Mr. Alterman received $10,000 in cash as committee fees.
(2)	Mr. Herman received $25,000 in cash as committee fees.
(3)	Mr. Matthews received $10,000 in cash as committee fees.
(4)	Mr. Hammarskjold resigned as a director on March 22, 2019. Messrs. Hammarskjold, Narang and Ragatz did not receive any compensation for their service on our board of directors.
(5)	Each Non-Employee Director received an annual retainer of $75,000 in cash for his service on our board of directors.
(6)	Each Non-Employee Director was granted a restricted stock unit award on March 30, 2018 with respect to 8,549 shares of our common stock, pursuant to the terms of the 2014 Stock Plan.
(7)

In connection with the 2016 Dividend, we made cash payments in the amount of $11,837 on January 12, 2018 to each of Messrs. York, Herman, Matthews and Alterman, in respect of restricted stock units each such person held that vested on December 31, 2017. In addition, in connection with the 2018 Dividend, we made cash payments in the amount of $60,732 on October 22, 2018 to each of Messrs. York, Herman, Matthews and Alterman, in respect of common stock that had been issued pursuant to previously vested restricted stock units. The gross amounts payable for each Non-Employee Director are based on the dividend that would have been received in respect of the shares of common stock underlying their restricted stock units that had vested on the payment date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

On October 7, 2014, we entered into a stockholders agreement with the H&F Investor, certain executive officers and their family trusts, including Messrs. Lindberg, Read, Bracher and Wilson, and certain of our directors and their family trusts, including Messrs. Herman, Mathews and York. We amended and restated this stockholders agreement on June 19, 2019 in connection with our initial public offering.

The amended and restated agreement provides that the H&F Investor has the right to nominate to our board of directors (such persons, the “H&F nominees”) a number of nominees equal to: (x) the total number of directors comprising our board of directors at such time, multiplied by (y) the percentage of our outstanding common stock held from time to time by the H&F Investor. For purposes of calculating the number of directors that the H&F Investor is entitled to nominate, any fractional amounts are rounded up to the nearest whole number. In addition, the Executive Stockholders (as defined in the amended and restated stockholders agreement) and the Read Trust Rollover Stockholders (as defined in the amended and restated stockholders agreement), trusts controlled by Mr. Lindberg, Mr. Read or members of their immediate family, acting together by majority vote, have the right to nominate one person (such person, the “Executive nominee”) to our board of directors for so long as such stockholders collectively own at least 5% of our outstanding shares of common stock. The amended and restated stockholders agreement also provides that our Chief Executive Officer will be nominated to our board of directors. For so long as we have a classified board, the H&F nominees will be divided by the H&F Investor as evenly as possible among the classes of directors. The Executive nominee is initially a Class II director and the Chief Executive Officer is initially a Class III director.

Pursuant to the amended and restated stockholders agreement, we will include the H&F nominees, the Executive nominee and the Chief Executive Officer nominee on the slate that is included in our proxy statement relating to the election of directors of the class to which such persons belong and provide the highest level of support for the election of each such person as we provide to any other individual standing for election as a director. In addition, each stockholder party to the amended and restated stockholders agreement agrees to vote in favor of the Company slate that is included in our proxy statement.

In the event that an H&F nominee or the Executive nominee ceases to serve as a director for any reason (other than the failure of our stockholders to elect such individual as a director), the persons entitled to designate such nominee director under the amended and restated stockholders agreement are entitled to appoint another nominee to fill the resulting vacancy.

The amended and restated stockholders agreement contains provisions that entitle the H&F Investor, the Executive Stockholders and the Read Trust Rollover Stockholders to certain rights to have their securities registered by us under the Securities Act. The H&F Investor is entitled to an unlimited number of “demand” registrations and the Executive Stockholders and Read Trust Rollover Stockholders collectively are entitled to three “demand” registrations, subject in each case to certain limitations. Every stockholder party to the amended and restated stockholders agreement is also entitled to customary “piggyback” registration rights. In addition, the amended and restated stockholders agreement provides that we will pay certain expenses of the stockholder parties relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

Indemnification of Directors and Officers

We have entered, or will enter, into an indemnification agreement with each of our directors and executive officers. The indemnification agreements, together with our amended and restated bylaws, provide that we will jointly and severally indemnify each indemnitee to the fullest extent permitted by the Delaware general corporation law from and against all loss and liability suffered and expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with any threatened, pending, or completed action, suit or proceeding. Additionally, we agree to advance to the indemnitee all out-of-pocket costs of any type or nature whatsoever incurred in connection therewith. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Lease Arrangements

As of June 29, 2019, we leased sixteen store properties and one distribution center from entities in which Messrs. Lindberg and Read, or their respective families, had a direct or indirect material interest. These entities received aggregate annual lease payments in fiscal year 2018 of approximately $6.6 million and of approximately $3.1 million in the first half 2019. The leases for seven of these stores expire in August 2024. The leases on the ten remaining properties expire on various dates between December 2020 and December 2032.

Related Persons Transaction Policy

We have a written policy on transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that all “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will communicate that information to our board of directors or to a duly authorized committee thereof. Our related person policy provides that no related person transaction entered into following the completion of our initial public offering will be executed without the approval or ratification of our board of directors or a duly authorized committee thereof. It is our policy that any directors interested in a related person transaction must recuse themselves from any vote on a related person transaction in which they have an interest.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of the common stock of Grocery Outlet Holding Corp. as of September 30, 2019 by:

•	each person known by us to own beneficially 5% or more of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers;

•	our directors and executive officers as a group; and

•	all selling stockholders.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Grocery Outlet Holding Corp., 5650 Hollis Street, Emeryville, California 94608. The table below reflects the release of restrictions under the lock-up agreements that were executed in connection with our initial public offering, which release for our directors and executive officers will be effective as of September 30, 2019.

	Shares Beneficially Owned Prior to the Offering		Shares to be Sold in this Offering				Shares Beneficially Owned After the Offering
			If Underwriters’ Option to Purchase Additional Shares is Not Exercised		If Underwriters’ Option to Purchase Additional Shares is Exercised in Full		If Underwriters’ Option to Purchase Additional Shares is Not Exercised		If Underwriters’ Option to Purchase Additional Shares is Exercised in Full
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
5% Stockholders:
H&F Globe Investor LP (1)	54,643,192	61.8%	11,398,299	12.9%	13,348,299	15.1%	43,244,893	48.7%	41,294,893	46.5%
Executive Officers and Directors:
Eric J. Lindberg, Jr. (2)	5,006,254	5.7	250,000	*	250,000	*	4,756,254	5.3	4,756,254	5.3
S. MacGregor Read, Jr. (3)	5,973,564	6.7	350,000	*	350,000	*	5,623,564	6.3	5,623,564	6.3
Robert Joseph Sheedy, Jr. (4)	372,031	*	—	—	—	—	372,031	*	372,031	*
Charles C. Bracher (5)	406,731	*	—	—	—	—	406,731	*	406,731	*
Thomas H. McMahon (6)	332,547	*	50,000	*	50,000	*	282,547	*	282,547	*
Steven K. Wilson (7)	394,637	*	—	—	—	—	394,637	*	394,637	*
Erik D. Ragatz (8)	—	*	—	—	—	—	—	*	—	*
Kenneth W. Alterman (9)	39,592	*	—	—	—	—	39,592	*	39,592	*
Matthew B. Eisen (8)	—	*	—	—	—	—	—	*	—	*
Thomas F. Herman (10)	81,682	*	—	—	—	—	81,682	*	81,682	*
Norman S. Matthews	179,892	*	44,973	*	44,973	*	134,919	*	134,919	*
Sameer Narang (8)	—	*	—	—	—	—	—	*	—	*
Jeffrey York	172,088	*	—	—	—	—	172,088	*	172,088	*
All directors and executive officers as a group (14 persons) (11)	13,045,453	14.1%	721,443	*	721,443	*	12,324,010	13.3%	12,324,010	13.3%
Other Selling Stockholders:
Courtney Read Carrol 2015 Trust Dated 1/23/2015	2,443,592	2.8%	366,539	*	366,539	*	2,077,053	2.3%	2,077,053	2.3%
Read 2011 GRAT Residue Trust	1,954,874	2.2	488,719	*	488,719	*	1,466,155	1.7	1,466,155	1.7
All additional selling stockholders (12)	187,309	*	51,470	*	51,470	*	135,839	*	135,839	*

*	Indicates beneficial ownership of less than 1%.
(1)

Reflects shares directly held by the H&F Investor. The general partner of the H&F Investor is H&F Globe Investor GP LLC (“Globe Investor GP”). Hellman & Friedman Capital Partners VII (Parallel), L.P. (“HFCP VII”) is the managing member of Globe Investor GP. Hellman & Friedman Investors VII, L.P. (“H&F Investors VII”) is the general partner of HFCP VII. H&F Corporate Investors VII, Ltd. (“H&F VII”) is the general partner of H&F Investors VII. As the general partner of H&F Investors VII, H&F VII may be deemed to have beneficial ownership of the shares of common stock beneficially owned by the H&F Investor. The board of directors of H&F VII consists of Philip U. Hammarskjold, David R. Tunnell and Allen Thorpe. Each of the members of the board of directors of H&F VII disclaims beneficial ownership of such shares of our common stock. Promptly following the closing of this offering, it is expected that the H&F Investor will distribute 883,000 shares to certain of its direct and indirect partners for the sole purpose of charitable giving. The address of each entity named in this footnote is c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, California 94105.

(2)

Consists of 1,357,614 shares issuable upon the exercise of options exercisable within 60 days following September 30, 2019 directly held by Mr. Lindberg, 460 shares directly held by Mr. Lindberg’s wife and 460 shares directly held by Mr. Lindberg’s child, 2,651,670 shares directly held by the Lindberg Revocable Trust u/a/d 2/14/06 of which Mr. Lindberg is a Trustee, 701,500 shares directly held by the Lindberg Irrevocable Trust u/a/d 5/12/17 of which Mr. Lindberg is a Trustee and 294,550 shares directly held by The Tuckernuck Limited Partnership of which The Read Family 2014 Irrevocable Trust, f/b/o Brady Read and The Read Family 2014 Irrevocable Trust, f/b/o Charlotte Read are the general partners. Mr. Lindberg is a Trustee of each of the general partners of The Tuckernuck Limited Partnership. Not included in the table above are 210,450 shares issuable upon the exercise of time-based options held by Mr. Lindberg that vest more than 60 days following September 30, 2019 and 1,357,614 shares issuable upon the exercise of performance-based options held by Mr. Lindberg that may vest in the future when the H&F Investor has satisfied specified internal rates of return with respect to its investment in the Company. Promptly following the closing of this offering, it is expected that the Lindberg Revocable Trust will make a donation of 50,000 shares to a charity.

(3)

Consists of 1,357,614 shares issuable upon the exercise of options exercisable within 60 days following September 30, 2019 directly held by Mr. Read, 2,307,975 shares directly held by The Nordlingen Trust dated 1/23/2012, as amended and restated, 9/17/2014 of which Mr. Read is a Trustee and 2,307,975 shares directly held by The Redmond Trust dated 10/19/2003, as amended and restated, 9/17/2014 of which Mr. Read is a Trustee. Not included in the table above are 210,450 shares issuable upon the exercise of time-based options held by Mr. Read that vest more than 60 days following September 30, 2019 and 1,357,614 shares issuable upon the exercise of performance-based options held by Mr. Read that may vest in the future when the H&F Investor has satisfied specified internal rates of return with respect to its investment in the Company.

(4)	Consists of 362,031 shares issuable upon the exercise of options exercisable within 60 days following September 30, 2019.
(5)	Consists of 362,031 shares issuable upon the exercise of options exercisable within 60 days following September 30, 2019 and 2,610 shares directly held by Mr. Bracher’s wife.
(6)	Includes 241,352 shares issuable upon the exercise of options exercisable within 60 days following September 30, 2019.
(7)	Includes 241,352 shares issuable upon the exercise of options exercisable within 60 days following September 30, 2019.
(8)	The address of each of Messrs. Ragatz, Eisen and Narang is c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, California 94105.
(9)	Consists of 39,592 shares directly held by the Alterman Revocable Trust of which Mr. Alterman is a Trustee.
(10)	Reflects shares directly held by the Thomas F. Herman Separate Property Trust of which Mr. Herman is a Trustee.
(11)

Consists of 4,008,429 shares issuable upon the exercise of options exercisable within 60 days following September 30, 2019 and 9,037,024 shares held by our current executive officers and directors. Information relating to shares to be sold in this offering includes information for Messrs. Lindberg, Read, McMahon and Matthews and one additional executive officer (the information for which such additional executive officer is included in the aggregate information with respect to all additional selling stockholders below).

(12)

Additional selling stockholders include one executive officer of the Company whose beneficial ownership and sales are also included in the aggregate information above with respect to all directors and executive officers as a group.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and the applicable provisions of Delaware laws. Under “Description of Capital Stock,” “we,” “us,” “our,” the “Company” and “our Company” refer to Grocery Outlet Holding Corp. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and subject to the rights of the holders of one or more outstanding series of preferred stock having liquidation preferences, if any, the holders of our common stock are entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption sinking fund or conversion rights. The common stock is not subject to further calls or assessment by us. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock are subject to those of the holders of any shares of our preferred stock or any series or class of stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the Nasdaq rules, the authorized shares of preferred stock are available for issuance without further action by you, and holders of our common stock are not entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of any outstanding shares of preferred stock, if the holders of such shares of preferred stock are entitled to vote thereon. Our board of directors is authorized to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class of stock) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series of the stock of our company, or any other security of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock, including, without limitation, by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders or one or more outstanding series of our preferred stock.

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of such dividends, if any, will be dependent upon our financial condition, operations, compliance with applicable law, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, contractual restrictions, business prospects, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends on our common stock is limited by the covenants of our credit facilities and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

Annual Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation and amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which apply so long as our common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue one or more series of preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock are available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that, subject to the right of holders of any series of preferred stock, our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors; however, if at any time the H&F Investor owns at least 40% in voting power of the stock of our Company entitled to vote generally in the election of directors, the stockholders may also fix the number of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares;

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder; or

•

the stockholder became an interested stockholder inadvertently and (i) as soon as practicable divested itself of sufficient ownership to cease to be an interested stockholder and (ii) had not been an interested stockholder but for the inadvertent acquisition of ownership within three years of the business combination.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that the H&F Investor, and any of its respective direct or indirect transferees and any group as to which such persons or entities are a party, does not constitute an “interested stockholder” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that, other than directors elected by holders of our preferred stock, if any, directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when the H&F Investor beneficially owns less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, at any time when the H&F Investor beneficially owns less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). Our amended and restated certificate of incorporation provides that the board of directors may increase the number of directors by the affirmative vote of a majority of the directors or, at any time when the H&F Investor beneficially owns at least 40% of the voting power of the stock of our Company entitled to vote generally in the election of directors, of the stockholders.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors are able to elect all of our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when the H&F Investor beneficially owns, in the aggregate, at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of the H&F Investor. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be properly brought before a meeting of our stockholders, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when the H&F Investor beneficially owns less than 40% in voting power of the stock of our Company entitled to vote generally in the election of directors, other than certain rights that holders of our preferred stock may have to act by written consent.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with Delaware law or our amended and restated certificate of incorporation. In addition, for as long as the H&F Investor beneficially owns at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission, change, addition or repeal. At any time when the H&F Investor beneficially owns less than 40% in voting power of all outstanding shares of the stock of our company entitled to vote generally in the election of directors, any amendment, alteration, rescission, change, addition or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when the H&F Investor beneficially owns less than 40% in voting power of the stock of our Company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding Section 203 of the DGCL and entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling annual or special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management of our company.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the incident to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated bylaws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company,

(ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any director, officer or other employee of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) action asserting a claim against our company or any director, officer or other employee of our company governed by the internal affairs doctrine. These provisions shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless the Company consents in writing to the selections of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated bylaws. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of the H&F Investor or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the H&F Investor or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself, or herself, or its or his, or her, affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of our company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated a law during the performance of his or her duties, fiduciary or otherwise, owed to us, authorized illegal dividends, repurchases or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, any investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We have entered, or will enter, into an indemnification agreement with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC.

Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “GO.”

SHARES ELIGIBLE FOR FUTURE SALE

General

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”

As of June 29, 2019, we had a total of 88,311,764 shares of our common stock outstanding. Except in connection with the exercise of outstanding options in connection with this offering, the number of shares of common stock outstanding will not change as a result of this offering. All shares sold in this offering will be freely tradable without registration under the Securities Act and without restriction, except for shares held by our “affiliates” (as defined under Rule 144). The shares of common stock held by the H&F Investor and certain of our directors, officers and employees after this offering will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 under the Securities Act.

Pursuant to Rule 144, the restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus following the expiration of the applicable lock-up period.

In addition, a total of 16,284,163 shares of our common stock has been reserved for issuance under our 2014 Stock Plan and 2019 Incentive Plan (subject to adjustments for stock splits, stock dividends and similar events), which will equal approximately 18.3% of the shares of our common stock outstanding immediately following this offering. We filed a registration statement on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under our 2014 Stock Plan and 2019 Incentive Plan, which automatically became effective upon filing. Accordingly, shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below.

Rule 144

In general, under Rule 144 of the Securities Act, as currently in effect, a person (or persons whose shares are deemed aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Under Rule 144, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 887,971 shares immediately after this offering; or

•	the average reported weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction in reliance on Rule 701 that was completed before the effective date of the registration statement on Form S-1 for our initial public offering are now eligible to resell such shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. Such sales may, however, remain subject to the restrictions related to the lock-up agreements discussed immediately below.

Lock-Up Agreements

In connection with our initial public offering, we, our executive officers, directors and holders of substantially all of our common stock agreed with the underwriters of our initial public offering, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period ending 180 days after June 19, 2019, except with the prior written consent of BofA Securities, Inc. and Morgan Stanley & Co. LLC.

In connection with this offering, BofA Securities, Inc. and Morgan Stanley & Co. LLC, as representatives of the several underwriters of our initial public offering, have agreed to release the restrictions under the lock-up agreements that were executed in connection with our initial public offering with respect to 13,000,000 shares (up to 14,950,000 shares including the underwriters option to purchase additional shares) of our common stock in this offering that are held by the selling stockholders, which includes 721,443 shares owned by certain of our directors and/or executive officers and their affiliated entities; provided, however, that the release of shares of our common stock held by the selling stockholders is limited to the shares actually sold in this offering.

In addition, in connection with this offering, BofA Securities, Inc. and Morgan Stanley & Co. LLC, as representatives of the several underwriters of our initial public offering, have agreed to release the restrictions under the lock-up agreements that were executed in connection with our initial public offering with respect to 883,000 shares of our common stock that are held by the H&F Investor and 50,000 shares of our common stock that are held by an entity affiliated with our CEO, Eric Lindberg. The H&F Investor will distribute its shares to its direct and indirect partners for the sole purpose of charitable giving. Mr. Lindberg’s affiliate will also donate its shares to a charity.

In connection with this offering, our board of directors has agreed to release the restriction under the amended and restated stockholders agreement which prohibits certain transfers of shares of our common stock held by certain stockholders (other than the H&F Investor) prior to the expiration of the period specified in the lock-up agreements that were executed in connection with our initial public offering with respect to 1,888,469 shares of our common stock, which includes the 771,443 shares owned by entities affiliated with certain of our directors and/or executive officers included in the release by BofA Securities, Inc. and Morgan Stanley & Co. LLC described above.

In addition to the existing lock-up agreements that were executed in connection with our initial public offering, the selling stockholders and each of our directors and officers have entered into lock-up agreements in connection with this offering, on substantially similar terms, which expire 90 days from the date of this prospectus. See the section titled “Underwriting” for additional information.

CERTAIN UNITED STATES FEDERAL INCOME

AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service, or the IRS, Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to United States federal income or withholding tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. FATCA withholding may also apply to payments of gross proceeds of dispositions of our common stock, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING

BofA Securities, Inc., Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc. and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Deutsche Bank Securities Inc.
Jefferies LLC
Barclays Capital Inc.
Goldman Sachs & Co. LLC
Guggenheim Securities, LLC
UBS Securities LLC
Cowen and Company, LLC
Telsey Advisory Group
Drexel Hamilton, LLC
Penserra Securities LLC

Total	13,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $1,135,000 and are payable by us. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $25,000. The underwriters have agreed to reimburse us for certain expenses incurred in connection with this offering.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,950,000 additional shares at the public offering price, less the underwriting discount, from the H&F Investor. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and Morgan Stanley & Co. LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. However, this lock-up provision will not apply to the 883,000 shares of our common stock that are held by the H&F Investor that will be distributed to the H&F Investor’s direct and indirect partners for the sole purpose of charitable giving on or about the date of the closing of this offering, or to the 50,000 shares of our common stock that are held by an entity affiliated with our Chief Executive Officer, Eric Lindberg, that will also be donated to a charity on or about the date of the closing of this offering.

Nasdaq Global Select Market Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “GO.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on Nasdaq, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, including as lenders under the revolving credit facility and term loans under the First Lien Credit Agreement. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation), except that offers of shares of common stock may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of Representatives for any such offer;

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares of common stock shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant Member State to qualified investors, in circumstances in which the prior consent of the Representatives has been obtained to each such proposed offer or resale.

The Company, the Representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time.

For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements as of December 31, 2016, December 30, 2017 and December 29, 2018 and for each of the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018 included in this prospectus and the related financial statement schedule included in this prospectus, have been audited by Deloitte & Touche LLP (“Deloitte”), an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Deloitte advised the Audit and Risk Management Committee of the Company’s board of directors that in 2017 and 2018 a different member firm of Deloitte Touche Tohmatsu Limited had performed certain non-audit services (i.e., a loan staff arrangement to support accounting, bookkeeping, human resource, and certain administrative functions) for a foreign subsidiary of another company owned by funds affiliated with H&F (the “H&F Funds”). These non-audit services were deemed to be prohibited management functions under the SEC’s auditor independence rules.

Deloitte informed the Audit and Risk Management Committee that Deloitte maintained objectivity and impartiality on all issues encompassed within its audits of the Company’s consolidated financial statements for the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018 because:

•	the impermissible non-audit services had no impact on the Company’s financial statements and were not subject to Deloitte’s audits;

•	Deloitte’s audit team for the Company had not been previously aware of the impermissible non-audit services and was not involved in the provision of such services;

•	the impermissible non-audit services have been terminated; and

•

the impermissible non-audit services had been performed for a subsidiary of a H&F Funds portfolio company that is immaterial to the H&F Funds and unrelated to the Company (other than the common ownership of the H&F Funds).

After considering the facts and circumstances, the Audit and Risk Management Committee concurred with Deloitte’s conclusion that, for the reasons described above, the impermissible services did not impair Deloitte’s objectivity and impartiality with respect to the planning and execution of the audits of the Company’s consolidated financial statements for the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules.

We file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Investor Relations” at www.groceryoutlet.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements as of December 30, 2017 and December 29, 2018 and for the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Income and Comprehensive Income	F-5
Consolidated Statements of Stockholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-9
Schedule I—Registrant’s Condensed Financial Statements	F-33

Unaudited Condensed Consolidated Financial Statements as of December 29, 2018 and June 29, 2019 and for the 13 and 26 weeks ended June 30, 2018 and June 29, 2019

Condensed Consolidated Balance Sheets	F-37
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)	F-38
Condensed Consolidated Statements of Stockholders’ Equity	F-39
Condensed Consolidated Statements of Cash Flows	F-40
Notes to Condensed Consolidated Financial Statements	F-41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Grocery Outlet Holding Corp.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Grocery Outlet Holding Corp. and its subsidiaries (the “Company”) as of December 30, 2017 and December 29, 2018, the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows, for each of the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018, and the related notes and Schedule I listed in the Index to the Consolidated Financial Statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2018 and December 30, 2017, and the results of its operations and its cash flows for each of the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

March 26, 2019 (June 7, 2019 as to the effects of the stock split discussed in the third paragraph of Note 1)

We have served as the Company’s auditor since 2007.

GROCERY OUTLET HOLDING CORP.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 30, 2017 AND DECEMBER 29, 2018

(in thousands)

	December 30, 2017	December 29, 2018
Assets

Current assets:
Cash and cash equivalents	$5,801	$21,063
Independent operator receivables and current portion of independent operator notes, net of allowance $2,049 and $1,141	4,495	5,056
Other accounts receivable, net of allowance $66 and $24	2,187	2,069
Merchandise inventories	183,012	198,304
Prepaid rent—related party	567	512
Prepaid expenses and other current assets	11,494	13,368

Total current assets	207,556	240,372

Independent operator notes, net of allowance $6,982 and $7,926	7,489	13,646
Property and equipment—net	277,746	304,032
Intangible assets—net	75,665	68,824
Goodwill	747,943	747,943
Other assets	1,472	2,045

Total assets	$1,317,871	$1,376,862

(Continued)

GROCERY OUTLET HOLDING CORP.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 30, 2017 AND DECEMBER 29, 2018

(in thousands, except share and per share amounts)

	December 30, 2017	December 29, 2018
Liabilities and Stockholders’ Equity

Current liabilities:
Trade accounts payable	$95,555	$98,123
Accrued expenses	15,997	31,194
Accrued compensation	11,370	10,795
Current portion of long-term debt	5,384	7,349
Income and other taxes payable	3,026	3,463

Total current liabilities	131,332	150,924

Long-term liabilities:
Long-term debt—net	705,502	850,019
Deferred income taxes	9,304	15,135
Deferred rent	44,600	60,833

Total liabilities	$890,738	$1,076,911

Commitments and contingencies (see Note 10)

Stockholders’ equity:
Capital stock:
Common stock—par value $0.001, voting common stock, 107,536,215 shares authorized, 67,435,288 and 67,381,104 shares issued and outstanding as of December 29, 2018 and December 30, 2017	$67	$67
Common stock—par value $0.001, nonvoting common stock, 17,463,785 shares authorized, 1,038,413 shares issued and outstanding as of December 29, 2018 and December 30, 2017	1	1
Series A Preferred stock—par value $0.001, nonvoting preferred stock, 1 share authorized, 1 share issued and outstanding as of December 29, 2018 and December 30, 2017	—	—
Additional capital	403,289	287,457
Retained earnings	23,776	12,426

Total stockholders’ equity	427,133	299,951

Total liabilities and stockholders’ equity	$1,317,871	$1,376,862

(Concluded)

See notes to consolidated financial statements.

GROCERY OUTLET HOLDING CORP.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016, DECEMBER 30, 2017 AND DECEMBER 29, 2018

(in thousands, except per share data)

	Fiscal Year Ended
	December 31, 2016	December 30, 2017	December 29, 2018
Net sales	$1,831,531	$2,075,465	$2,287,660
Cost of sales	1,270,354	1,443,582	1,592,263

Gross profit	561,177	631,883	695,397

Operating expenses:
Selling, general and administrative	457,051	510,136	557,100
Depreciation and amortization	37,152	43,152	45,421
Stock-based compensation	2,905	1,659	10,409

Total operating expenses	497,108	554,947	612,930

Income from operations	64,069	76,936	82,467

Other expense:
Interest expense, net	47,147	49,698	55,362
Debt extinguishment and modification costs	—	1,466	5,253

Total other expense	47,147	51,164	60,615

Income before income taxes	16,922	25,772	21,852
Income tax expense	6,724	5,171	5,984

Net income and comprehensive income	$10,198	$20,601	$15,868

Basic earnings per share	$0.15	$0.30	$0.24
Diluted earnings per share	$0.15	$0.30	$0.23

Weighted average shares outstanding:
Basic	68,260	68,232	68,473
Diluted	68,323	68,332	68,546
Unaudited pro forma basic earnings per share (Note 11)			$0.23
Unaudited pro forma diluted earnings per share (Note 11)			$0.23
Unaudited pro forma weighted average shares outstanding (Note 11):
Basic			74,148
Diluted			74,221

See notes to consolidated financial statements.

GROCERY OUTLET HOLDING CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016, DECEMBER 30, 2017 AND DECEMBER 29, 2018

(in thousands, except share amounts)

	Voting Common		Nonvoting Common		Preferred		Additional Capital	Retained Earnings (Accumulated Deficit)	Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance—January 2, 2016	67,319,361	$67	1,087,322	$1	1	$—	$486,739	$(7,023)	$479,784

Issuance of shares	61,743	—	1,015	—			172		172
Repurchase of shares			(28,060)	—			(253)		(253)
Stock based compensation							2,905		2,905
Dividend paid							(86,454)		(86,454)
Net income and comprehensive income								10,198	10,198

Balance—December 31, 2016	67,381,104	$67	1,060,277	$1	1	$—	$403,109	$3,175	$406,352

Issuance of shares			2,272	—					—
Repurchase of shares			(24,136)	—			(172)		(172)
Stock based compensation							1,659		1,659
Dividend paid							(1,307)		(1,307)
Net income and comprehensive income								20,601	20,601

Balance—December 30, 2017	67,381,104	$67	1,038,413	$1	1	$—	$403,289	$23,776	$427,133

Cumulative effect of accounting change								133	133
Issuance of shares	54,184	—	2,946	—			29		29
Repurchase of shares			(2,946)	—			(34)		(34)
Stock based compensation							10,409		10,409
Dividend paid							(126,236)	(27,351)	(153,587)
Net income and comprehensive income								15,868	15,868

Balance—December 29, 2018	67,435,288	$67	1,038,413	$1	1	$—	$287,457	$12,426	$299,951

See notes to consolidated financial statements.

GROCERY OUTLET HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016, DECEMBER 30, 2017 AND DECEMBER 29, 2018

(in thousands)

	Fiscal Year Ended
	December 31, 2016	December 30, 2017	December 29, 2018
Operating activities:
Net income	$10,198	$20,601	$15,868
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	26,391	31,812	37,052
Amortization of intangible assets	10,761	11,344	10,005
Impairment of long-lived assets	—	—	637
Amortization of debt issuance costs	4,301	4,442	4,024
Amortization of bond discounts	—	—	84
Debt extinguishment and modification costs	—	1,466	5,253
Loss on disposal of assets	519	549	669
Stock-based compensation	2,905	1,659	10,409
Accounts receivable reserve	4,018	3,004	749
Deferred lease liabilities	14,404	13,152	16,233
Deferred income taxes	6,579	4,745	5,831
Changes in operating assets and liabilities:
Independent operator and other accounts receivable	(392)	(2,595)	(642)
Merchandise inventories	(20,439)	(18,202)	(15,292)
Prepaid expenses and other current assets	(1,887)	(1,346)	(1,543)
Income and other taxes payable	1,439	881	159
Trade accounts payable	10,041	10,255	3,936
Accrued expenses	814	2,250	12,954
Accrued compensation	1,223	686	(575)

Net cash provided by operating activities	70,875	84,703	105,811

Investing activities:
Cash advances to independent operators	(7,461)	(8,471)	(10,456)
Repayments of cash advances from independent operators	3,948	3,511	3,749
Purchase of property and equipment	(58,701)	(71,066)	(64,762)
Proceeds from sales of assets	948	1,262	1,092
Intangible assets, deposits and licenses	(4,150)	(3,056)	(3,173)

Net cash used in investing activities	(65,416)	(77,820)	(73,550)

(Continued)

GROCERY OUTLET HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016, DECEMBER 30, 2017 AND DECEMBER 29, 2018

(in thousands)

	Fiscal Year Ended
	December 31, 2016	December 30, 2017	December 29, 2018
Financing activities:
Proceeds from 2014 loans	$90,000	$—	$—
Proceeds from 2018 loans	—	—	871,688
Principal payments on 2014 loans	(5,173)	(5,317)	(725,010)
Payments on capital lease	(49)	(89)	(94)
Dividends paid	(86,454)	(1,307)	(153,587)
Issuance of shares	172	—	29
Repurchase of shares	(253)	(172)	(34)
Debt issuance costs paid	(2,571)	(1,050)	(9,991)

Net cash used in financing activities	(4,328)	(7,935)	(16,999)

Net increase (decrease) in cash and cash equivalents	1,131	(1,052)	15,262
Cash and cash equivalents—Beginning of period	5,722	6,853	5,801

Cash and cash equivalents—End of period	$6,853	$5,801	$21,063

Supplemental cash flow information—Cash paid:
Interest	$43,301	$45,836	$47,305

Income taxes refunded (paid) in cash	$885	$66	$(289)

Noncash investing and financing activities:
Purchases of property and equipment included in accounts payable	$8,218	$6,883	$7,851

(Concluded)

See notes to consolidated financial statements.

GROCERY OUTLET HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 30, 2017 AND DECEMBER 29, 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 30, 2017 AND DECEMBER 29, 2018.

1. Organization and Summary of Significant Accounting Policies

The Company—Grocery Outlet Holding Corp. (“GO Holding”), which is majority-owned by a private equity investment fund, owns 100% of Globe Intermediate Corp. (“Intermediate”), which owns 100% of GOBP Holdings, Inc. (“Holdings”), which owns 100% of GOBP Midco, Inc. (“Midco”), which owns 100% of Grocery Outlet Inc. (“GOI”), a high-growth, extreme value retailer of quality, name-brand consumables and fresh products sold through a network of independently operated stores. GOI owns 100% of Amelia’s LLC (“Amelia’s”), also an extreme value retailer of quality, name-brand consumables and fresh products (GO Holding and its subsidiaries, the “Company”). The product offering is ever-changing with a constant rotation of opportunistic products, complemented by everyday staples across grocery, produce, refrigerated and frozen foods, beer and wine, fresh meat and seafood, general merchandise and health and beauty care.

The Company has 296 stores in five western states, as well as 20 stores in Pennsylvania. All stores, except for two Company-operated stores in California and six in Pennsylvania, are independent business entities operated by entrepreneurial small business owners with a relentless focus on selecting the best products for their communities, providing personalized customer service and driving improved store performance. The Company enters into an independent operator agreement (“Operator Agreement”) with each independent operator (“IO”), which grants that IO a license to operate a particular Grocery Outlet Bargain Market retail store. The Operator Agreement requires the IO to be a business entity owned by one or more individuals. The vast majority of the IOs operate a single store, with most working as two-person teams. IOs are independent businesses and are responsible for store operations, including ordering, merchandising and managing inventory, marketing locally and directly hiring, training and employing their store workers.

Forward Stock Split—On June 6, 2019, the Company effected a 1.403 for 1 forward stock split. All share amounts have been adjusted retroactively for the impact of this forward stock split for all periods presented.

Principles of Consolidation—The accompanying consolidated financial statements include GO Holding and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. See discussion below on variable interest entities for further information.

Fiscal Year—The Company’s fiscal year ends on the Saturday closest to December 31. The fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018 all contained 52 weeks.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from these estimates depending upon certain risks and uncertainties, and changes in these estimates are recorded when known.

Cash and Cash Equivalents—The Company considers all highly liquid investments, purchased with original maturities of three months or less, to be cash equivalents. All cash equivalents are unrestricted and available for immediate use.

Allowance for IO Receivables and Notes and Other Accounts Receivable—The Company maintains allowances and accruals for estimated losses of amounts advanced to independent operators and other third parties determined to be uncollectible. See Note 2 for a detail of these amounts as of December 30, 2017 and December 29, 2018.

Concentrations of Credit Risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents including money market funds and notes and accounts receivables. Although the Company deposits its cash with creditworthy financial institutions, its deposits, at times, may exceed federally insured limits. To date, the Company has not experienced any losses on its cash deposits. No individual customer or independent operator accounted for greater than 10% of the Company’s sales for the years ended December 31, 2016, December 30, 2017 and December 29, 2018 and no individual customer or independent operator accounted for 10% or greater accounts receivable and notes receivable as of December 30, 2017 and December 29, 2018.

Merchandise Inventories—Merchandise inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out weighted-average cost method for warehouse inventories and the retail inventory method for store inventories. The Company provides for estimated inventory losses between physical inventory counts based on historical averages. This provision is adjusted periodically to reflect the actual shrink results of the physical inventory counts.

Property and Equipment—Property and equipment is stated at cost and includes expenditures for significant improvements to leased premises.

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to 15 years. Amortization of leasehold improvements is computed based on the shorter of their estimated useful life or the remaining terms of the lease. Remaining terms of leases currently range from one to 20 years.

The Company evaluates events and changes in circumstances that could indicate carrying amounts of long-lived assets, including property and equipment, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether or not the carrying value of such assets will be recovered through undiscounted future cash flows derived from their use and eventual disposition. For purposes of this assessment, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If the sum of the undiscounted future cash flows is less than the carrying amount of an asset, the Company records an impairment loss for the amount by which the carrying amount of the assets exceeds its fair value. The Company recorded an impairment charge of $0.6 million in the year ended December 29, 2018. There were no impairment charges recorded in the years ended December 31, 2016 or December 30, 2017.

Deferred Rent—The Company recognizes rent holidays at the earlier of the first rent payment or from the period of time the Company has possession of the property, as well as tenant allowances and escalating rent provisions, on a straight-line basis over the expected term of the operating lease. The expected term may also include the exercise of renewal options if such exercise is determined to be reasonably assured and is used to determine whether the lease is capital or operating. Deferred rent is included in long-term liabilities.

Construction Allowances—As part of certain lease agreements, the Company receives construction allowances from landlords. The construction allowances are deferred and amortized on a straight-line basis over the life of each respective lease as a reduction to rent expense.

Debt Issuance Costs—Debt issuance costs are amortized using the straight-line method over the term of the related credit agreements which approximates the effective interest rate method. Debt issuance cost amortization is included in interest expense, net in the consolidated statements of operations. Debt issuance costs associated with the Company’s senior term loans are presented on the Company’s consolidated balance sheets as a direct reduction in the carrying value of the associated debt liability. Fees paid to lenders to obtain its secured revolving loan facility are presented as a non-current asset on the consolidated balance sheets in the Other Assets line item. Debt issuance cost amortization recognized was $4.3 million, $4.4 million and $4.0 million for the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018, respectively.

Goodwill and Other Intangible Assets—The Company has both goodwill and intangible assets recorded on its consolidated balance sheet. Goodwill is not amortized, but rather is subject to an annual impairment test. The annual impairment testing date is the first day of the fourth quarter. Should certain events or indicators of impairment occur between annual impairment tests, the Company would perform an impairment test of goodwill at that date. In this analysis, the Company’s assets and liabilities, including goodwill and other intangible assets, are assigned to the respective reporting unit. Measurement of an impairment loss would be based on the excess of the carrying amount of the reporting unit over its fair value.

The fair value of the reporting unit is determined using a combination of the income approach, which estimates the fair value of the reporting unit based on its discounted future cash flows, and two market approach methodologies, which estimate the fair value of the reporting unit based on market prices for publicly traded comparable companies as well as revenue and earnings multiples for merged and acquired companies in a similar industry. There were no goodwill impairment charges recorded for the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018.

There were no changes in the carrying amount of goodwill for the fiscal years ended December 30, 2017 and December 29, 2018 and no impairments of goodwill have been recorded since its inception.

Intangible assets include trademarks, computer software, mailing lists and other intangible assets. The Company reviews its intangible assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount of the assets are not recoverable, the impairment is measured as the amount by which the carrying value of the asset exceeds its fair value. There were no impairments of intangible assets recognized for the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018.

Trademarks represent the value of all the Company’s trademarks and trade names in the marketplace. The Company is amortizing the value assigned to the trade name on a straight-line basis over 15 years.

Computer software includes both acquired software and eligible costs to develop internal-use software that are incurred during the application development stage. These assets are amortized over their estimated useful lives of three years.

Other intangible assets, including the unamortized fair value of previously acquired leasehold interests and mailing lists are amortized over their estimated useful lives, ranging from one to 20 years.

Stock-based Compensation—Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized on a straight-line method over the requisite service period for awards expected to vest. The Company estimates the fair value of employee stock-based payment awards subject to only a service condition on the date of grant using the Black-Scholes valuation model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock. The Company estimates the fair value of employee stock-based payment awards subject to both a market condition and the occurrence of a performance condition on the date of grant using a Monte Carlo simulation model that assumes the performance criteria will be met and the target payout levels will be achieved. The Company will continue to use the Black-Scholes and Monte Carlo models for option pricing following the consummation of this offering.

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company recognizes compensation expense for awards expected to vest with only a service condition on a straight-line basis over the requisite service period, which is generally the award’s vesting period. Vesting of these awards is accelerated for certain employees in the event of a change in control. Compensation expense for employee stock-based awards whose vesting is subject to the fulfillment of both a market condition and the occurrence of a performance condition is recognized on a graded-vesting basis at the time the achievement of the performance condition becomes probable.

The expected stock price volatility for the common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the Company’s industry which are of similar size, complexity and stage of development. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury implied yield at the date of grant. The weighted-average expected term is determined with reference to historical exercise and post-vesting cancellation experience and the vesting period and contractual term of the awards. The forfeitures rate is estimated based on historical experience and expected future activity.

The fair value of shares of common stock underlying the stock options has historically been the determined by the Company’s board of directors, with input from management. Because there has been no public market for the Company’s common stock, the board of directors determined the fair value of common stock at the time of grant by considering a number of objective and subjective factors including independent third-party valuations of the Company’s common stock, operating and financial performance, the lack of liquidity of the Company’s capital stock and general and industry specific economic outlook, among other factors. Following the consummation of this offering, the fair value of our common stock will be the closing price of our common stock as reported on the date of grant.

Segment Reporting—The Company manages its business on the basis of one operating segment. All of the Company’s sales were made to customers located in the United States and all property and equipment is located in the United States.

Fair Value Measurements—The fair value of financial instruments are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is measured using inputs from the three levels of the fair value hierarchy, which are described as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities

Level 2—Quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3—Inputs that are unobservable (for example, cash flow modeling inputs based on management’s assumptions)

The assets’ or liabilities’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth (in thousands) the fair value of the Company’s financial liabilities by level within the fair value hierarchy as of December 30, 2017:

		Fair value measurements using
	Fair value	Level 1	Level 2	Level 3
Financial Liabilities:
Long-term debt, including current portion (1)	726,810	—	726,810	—

Total financial liabilities	$726,810	$—	$726,810	$—

(1)

Of this amount, $5,290 is classified as current. The gross carrying amounts of the Company’s bank debt, before reduction of the debt issuance costs, approximate their fair values as the stated rates approximate market rates for loans with similar terms.

The following table sets forth (in thousands) the fair value of the Company’s financial liabilities by level within the fair value hierarchy as of December 29, 2018:

		Fair value measurements using
	Fair value	Level 1	Level 2	Level 3
Financial Liabilities:
Long-term debt, including current portion (1)	852,577	—	852,577	—

Total financial liabilities	$852,577	$—	$852,577	$—

(1)

Of this amount, $7,250 is classified as current. The gross carrying amounts of the Company’s bank debt, before reduction of the debt issuance costs, approximate their fair values as the stated rates approximate market rates for loans with similar terms.

The Company did not transfer any assets measured at fair value on a recurring basis to or from Level 2 for any of the periods presented.

Cash and cash equivalents, IO receivables, other accounts receivable and accounts payable—The carrying value of such financial instruments approximates their fair value due to factors such as the short-term nature or their variable interest rates.

Independent operator notes (net)—The carrying value of such financial instruments approximates their fair value.

Insurance and Self-Insurance Liabilities—The Company uses a combination of insurance and self-insurance mechanisms to provide for the potential liabilities of workers’ compensation; general liability; property insurance; and vehicle, director and officers’ liabilities. Liabilities associated with the risks that are retained by the Company are estimated by considering historical claims experience. These liabilities could be significantly affected if future occurrences and claims differ from these historical trends.

Revenue Recognition

Net Sales

The Company recognizes revenues from the sale of products at the point of sale, net of any taxes or deposits collected and remitted to governmental authorities. The Company’s performance obligations are satisfied upon the transfer of goods to the customer, at the point of sale, and payment from customers is also due at the time of sale. Discounts provided to customers by the Company are recognized at the time of sale as a reduction in sales as the products are sold. Discounts provided by independent operators are not recognized as a reduction in sales as these are provided solely by the independent operator who bears the incidental costs arising from the discount. The Company does not accept manufacturer coupons.

The Company does not have any material contract assets or receivables from contracts with customers, any revenue recognized in the current year from performance obligations satisfied in previous periods, any performance obligations, or any material costs to obtain or fulfill a contract as of December 29, 2018.

Gift Cards

The Company records a deferred revenue liability when a Grocery Outlet gift card is sold. Revenue related to gift cards is recognized as the gift cards are redeemed, which is when the Company has satisfied its performance obligation. While gift cards are generally redeemed within 12 months, some are never fully redeemed. The Company reduces the liability and recognizes revenue for the unused portion of the gift cards (“breakage”) under the proportional method, where recognition of breakage income is based upon the historical run-off rate of unredeemed gift cards. The Company’s gift card deferred revenue liability was $1.6 million as of December 30, 2017 and $1.7 million as of December 29, 2018. Breakage amounts were $44,350, $58,723 and $69,247 for the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018, respectively. The Company recognized a one-time breakage transition adjustment of $0.1 million that increased fiscal 2018 opening retained earnings, related to the adoption of ASU 2014-09. See Recently Adopted Accounting Standards section below.

Disaggregated Revenues

The following table presents sales revenue (in thousands) by type of product for the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018.

	December 31, 2016	December 30, 2017	December 29, 2018
Perishable (1)	$621,194	$694,696	$768,373
Non-perishable (2)	1,210,337	1,380,769	1,519,287

Total sales	$1,831,531	$2,075,465	$2,287,660

(1)	Perishable departments include dairy and deli; produce and floral; and fresh meat and seafood.
(2)	Non-perishable departments include grocery; general merchandise; health and beauty care; frozen foods; and beer and wine.

Cost of Sales—Cost of sales includes, among other things, merchandise costs, inventory markdowns, shrink and transportation, distribution and warehousing costs, including depreciation.

Marketing and Advertising Expenses—Costs for store promotions, newspaper, television, radio and other media advertising are expensed at the time the promotion or advertising takes place. Advertising costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and amounted to approximately $19.8 million, $20.8 million and $21.2 million in the years ended December 31, 2016, December 30, 2017 and December 29, 2018, respectively.

Income Taxes—Income taxes are accounted for using an asset and liability approach that requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events are considered, other than changes in the tax law. A valuation allowance is established, when necessary, to reduce net deferred income tax assets to the amount expected to be realized. The Company has not recorded any valuation allowances against its deferred income tax balances for the fiscal years ended December 30, 2017 and December 29, 2018. Significant items comprising the Company’s future tax benefits and liabilities (deferred tax assets and liabilities) include net operating losses, depreciation and amortization, goodwill, intangible assets and deferred rent.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company records uncertain tax positions in accordance with ASC Topic 740, Income Taxes, on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Variable Interest Entities—In accordance with the variable interest entities sub-section of ASC Topic 810, Consolidation, the Company assesses at each reporting period whether the Company, or any consolidated entity, is considered the primary beneficiary of a variable interest entity (“VIE”) and therefore required to consolidate it. Determining whether to consolidate a VIE may require judgment in assessing (i) whether an entity is a VIE, and (ii) if a reporting entity is a VIE’s primary beneficiary. A reporting entity is determined to be a VIE’s primary beneficiary if it has the power to direct the activities that most significantly impact a VIE’s economic performance and the obligation to absorb losses or rights to receive benefits that could potentially be significant to a VIE.

The Company had 283 stores operated by independent operators as of December 30, 2017 and 308 stores operated by independent operators as of December 29, 2018. The Company has Operator Agreements in place with each independent operator. The independent operator orders its merchandise exclusively from the Company which is provided to the independent operator on consignment. Under the independent operator agreement, the independent operator may select a majority of merchandise that the Company consigns to the independent operator, which the independent operator chooses from the Company’s merchandise order guide according to the independent operator’s knowledge and experience with local customer purchasing trends, preferences, historical sales and similar factors. The independent operator agreement gives the independent operator discretion to adjust the Company’s initial prices if the overall effect of all price changes at any time comports with the reputation of the Company’s Grocery Outlet retail stores for selling quality, name-brand consumables and fresh products and other merchandise at extreme discounts. Independent operators are required to furnish initial working capital and to acquire certain store and safety assets. The independent operator is required to hire, train and employ a properly trained workforce sufficient in number to enable the independent operator to fulfill its obligations under the independent operator agreement. The independent operator is responsible for expenses required for business operations, including all labor costs, utilities, credit card processing fees, supplies, taxes, fines, levies and other expenses. Either party may terminate the independent operator agreement without cause upon 75 days’ notice.

As consignor of all merchandise to each independent operator, the aggregate net sales proceeds from merchandise sales belongs to the Company. Sales related to independent operator stores were $1,741.7 million, $1,993.7 million and $2,214.7 million for the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018, respectively. The Company, in turn, pays independent operators a commission based on a share of the gross profit of the store. Inventories and related sales proceeds are the property of the Company, and the Company is responsible for store rent and related occupancy costs. Independent operator commissions of $268.6 million, $306.6 million and $340.0 million were expensed and included in selling, general and administrative expenses for the years ended December 31, 2016, December 30, 2017 and December 29, 2018, respectively. Independent operator commissions of $3.6 million and $3.9 million are included in accrued expenses as of December 30, 2017 and December 29, 2018, respectively.

Independent operators may fund their initial store investment from existing capital, a third-party loan or most commonly through a loan from the Company (Note 2). To ensure independent operator performance, the operator agreements grant the Company security interests in the assets owned by the independent operator. The total investment at risk associated with each independent operator is not sufficient to permit each independent operator to finance its activities without additional subordinated financial support and, as a result, the independent operators are VIEs which the Company has variable interests in. To determine if the Company is the primary beneficiary of these VIEs, the Company evaluates whether it has (i) the power to direct the activities that most significantly impact the independent operator’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits of the independent operator that could potentially be significant to the independent operator. The Company’s evaluation includes identification of significant activities and an assessment of its ability to direct those activities.

Activities that most significantly impact the independent operator economic performance relate to sales and labor. Sales activities that significantly impact the independent operators’ economic performance include determining what merchandise the independent operator will order and sell and the price of such merchandise, both of which the independent operator controls. The independent operator is also responsible for all of their own labor. Labor activities that significantly impact the independent operator’s economic performance include hiring, training, supervising, directing, compensating (including wages, salaries and employee benefits) and terminating all of the employees of the independent operator, activities which the independent operator controls. Accordingly, the independent operator has the power to direct the activities that most significantly impact the independent operator’s economic performance. Furthermore, the mutual termination rights associated with the operator agreements do not give the Company power over the independent operator.

The Company’s maximum exposure to the independent operators is generally limited to the gross receivable due from these entities, which was $21.0 million and $27.8 million as of December 30, 2017 and December 29, 2018, respectively (Note 2).

Net income per share—Basic net income per share is computed using net income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted net income per share reflects the dilutive effects of stock options and restricted stock outstanding during the period, to the extent such securities would not be anti-dilutive, and is determined using the treasury stock method.

Recently Issued Accounting Standards—The following summarizes recently issued accounting standards:

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases” (Topic 842). Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of leases with a term of 12 months or less) at the commencement date. The Company has elected the package of practical expedients permitted within the new standard, which among other things, allows the Company to carryforward the historical lease classification. In July 2018 the FASB issued ASU No. 2018-11 which provides entities with an additional, and optional, transition method to adopt the new lease requirements by allowing entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. These ASUs are effective on a modified retrospective basis for fiscal years and interim periods within those years beginning after December 15, 2018. The Company will adopt the ASU beginning in the first quarter of fiscal 2019. See Note 10, Commitments and Contingencies, for the future minimum rental payments for all non-cancelable operating leases in effect on December 29, 2018. The amounts presented in this table are undiscounted and therefore do not approximate the impact of adopting this ASU. While the Company is still evaluating the financial statement impact of the ASU, the Company expects the adoption of the ASU to have a material effect on the Company’s financial position due to the recognition of the lease rights and obligations as assets and liabilities. The Company does not expect the adoption of the ASU to have a material impact to the Company’s statements of income.

In August 2018, the FASB issued ASU No. 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective retrospectively for fiscal years and interim periods within those years beginning after December 15, 2019. The Company will adopt the ASU beginning in the first quarter of fiscal 2020. The Company does not expect the adoption of this ASU to have a material effect on the Company’s financial statements.

Recently Adopted Accounting Standards

On December 31, 2017, the Company adopted the FASB’s ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, Revenue Recognition. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance provides a five-step process to achieve that core principle. ASU 2014-09 requires disclosures enabling users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required about contracts with customers, significant judgments and changes in judgments and assets recognized from the costs to obtain or fulfill a contract. The Company adopted the standard using a modified retrospective approach and did not adjust comparative information. As noted above, the adoption of the standard did not have a material effect on the Company’s Consolidated Statements of Operations, Consolidated Balance Sheets or Consolidated Statements of Cash Flows.

Concurrent with the adoption of ASU 2014-09, the Company adopted ASU No. 2016-04, “Recognition of Breakage for Certain Prepaid Stored-Value Products.” The new guidance created an exception under ASC Topic 405-20, Liabilities-Extinguishments of Liabilities, to derecognize financial liabilities related to certain prepaid stored-value products using a revenue-like breakage model. As noted above, the Company recorded a one-time adjustment to opening retained earnings of $0.1 million upon adoption of the new ASUs, and the Company expects to recognize immaterial amounts earlier than historical recognition patterns under the new breakage model.

On December 31, 2017, the Company prospectively adopted ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” This ASU identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The adoption of this ASU did not have an impact on the Company’s financial statements.

2. Independent Operator Notes and Receivables

The amounts included in independent operator notes and accounts receivable consist primarily of funds loaned to independent operators by the Company, net of amounts that are estimated to be uncollectible.

Independent operator notes are payable on demand and, where applicable, typically bear interest at a rate of 9.95%. Independent operator notes and receivables are also subjected to estimations of collectability based on an evaluation of overall credit quality, the estimated value of the underlying collateral and historical collections experience, including the fact that, typically, independent operators pay third-party operations-related payables prior to paying down their note with the Company. While estimates are required in making this determination, the Company believes that the independent operator notes and receivables balances, net of allowances, represent what the Company expects to collect from independent operators.

Amounts due from independent operators and the related allowances and accruals for estimated losses (in thousands) as of December 30, 2017 consist of the following:

		Allowance
	Gross	Current portion	Long-term portion	Net	Current portion	Long-term portion
Independent operator notes	$16,502	$(992)	$(6,982)	$8,527	$1,039	$7,489
Independent operator receivables	4,513	(1,057)	—	3,457	3,456	—

	$21,015	$(2,049)	$(6,982)	$11,984	$4,495	$7,489

Amounts due from independent operators and the related allowances and accruals for estimated losses (in thousands) as of December 29, 2018 consist of the following:

		Allowance
	Gross	Current portion	Long-term portion	Net	Current portion	Long-term portion
Independent operator notes	$23,450	$(577)	$(7,926)	$14,947	$1,301	$13,646
Independent operator receivables	4,319	(564)	—	3,755	3,755	—

	$27,769	$(1,141)	$(7,926)	$18,702	$5,056	$13,646

A summary of activity (in thousands) in the Company’s independent operator notes and receivables allowance is as follows:

	Fiscal Year Ended
	December 31, 2016	December 30, 2017	December 29, 2018
Balance at beginning of year	$1,909	$6,046	$9,031

Provision for independent operator notes and receivables	4,284	3,259	1,029
Write-off of provision for notes and receivables	(147)	(274)	(993)

Balance at end of year	$6,046	$9,031	$9,067

3. Property and Equipment

Property and equipment (in thousands) as of December 30, 2017 and December 29, 2018 consist of the following:

	Property and Equipment, At Cost	Accumulated Depreciation and Amortization	Property and Equipment, Net
December 30, 2017:
Leasehold improvements	$162,592	$(27,247)	$135,345
Fixtures and equipment	193,397	(55,766)	137,631
Lease acquisition costs	352	(112)	240
Construction in progress	4,530	—	4,530

Totals	$360,871	$(83,125)	$277,746

December 29, 2018:
Leasehold improvements	$190,158	$(39,509)	$150,649
Fixtures and equipment	220,337	(78,996)	141,341
Lease acquisition costs	433	(251)	182
Construction in progress	11,860	—	11,860

Totals	$422,788	$(118,756)	$304,032

Construction in progress is primarily composed of leasehold improvements and fixtures and equipment related to new or remodeled stores where construction had not been completed at year-end.

Long-lived assets were evaluated for potential impairment by measuring their fair value on a nonrecurring basis. Fair value of long-lived assets is determined by estimating the amount and timing of net future cash flows (including rental expense for leased properties, sublease rental income, common area maintenance costs, and real estate taxes) and discounting them using a risk-adjusted rate. The Company estimates future cash flows based on its experience and knowledge of the market in which each store is located. The

Company recorded a charge for the impairment of long-lived assets of $0.6 million in the fiscal year ended December 29, 2018 for planned store relocations or closures in 2019. The impairment charge is recorded in selling, general and administrative expenses in the Consolidated Statements of Operations. During the fiscal years ended December 31, 2016 and December 30, 2017, there were no adjustments to the carrying value of long-lived assets due to impairment charges.

Depreciation and amortization expense on property and equipment was $26.4 million, $31.8 million and $37.1 million in the years ended December 31, 2016, December 30, 2017 and December 29, 2018, respectively.

4. Intangible Assets

Intangible assets (in thousands) as of December 30, 2017 and December 29, 2018 consist of the following:

	Useful Lives	Intangible Assets, At Cost	Accumulated Amortization	Intangible Assets, Net
December 30, 2017:
Intangibles—subject to amortization
Trademarks	15 years	$58,400	$(12,538)	$45,862
Customer lists	5 years	160	(103)	57
Leasehold interests	1–20 years	30,468	(9,540)	20,928
Computer software	3 years	15,940	(11,473)	4,467

Total intangibles—subject to amortization		104,968	(33,654)	71,314

Intangibles not subject to amortization
Liquor licenses		4,350	—	4,350

Totals		$109,318	$(33,654)	$75,664

December 29, 2018:
Intangibles—subject to amortization
Trademarks	15 years	$58,400	$(16,431)	$41,969
Customer lists	5 years	160	(135)	25
Leasehold interests	1–20 years	30,468	(12,735)	17,733
Computer software	3 years	18,176	(14,324)	3,852

Total intangibles—subject to amortization		107,204	(43,625)	63,579

Intangibles not subject to amortization
Liquor licenses		5,245	—	5,245

Totals		$112,449	$(43,625)	$68,824

Amortization expense for intangible assets was $10.8 million, $11.3 million and $10.0 million for the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018, respectively. During the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018, there were no adjustments to the carrying value of intangible assets due to impairment charges. Estimated aggregate future amortization expense (in thousands) by fiscal year for intangible assets is as follows:

2019	$9,268
2020	8,143
2021	7,086
2022	6,320
2023	5,651
Thereafter	27,111

Total	$63,579

5. Long-Term Debt

Long-term debt (in thousands) as of December 30, 2017 and December 29, 2018 consist of the following:

	December 30, 2017	December 29, 2018
Term loans under 2014 First Lien Credit Agreement	$525,010	—
Term loans under 2014 Second Lien Credit Agreement	200,000	—
Term loans under 2018 First Lien Credit Agreement	—	723,236
Term loans under 2018 Second Lien Credit Agreement	—	148,535
Capital lease	2,113	2,019

Subtotal	727,123	873,790
Less current portion	(5,384)	(7,349)

Long-term debt	721,739	866,441
Less debt issuance costs (Note 1)	(16,237)	(16,422)

Long-term debt—net	$705,502	$850,019

First Lien Credit Agreement

On October 22, 2018, Holdings entered into a first lien credit agreement (“First Lien Credit Agreement”), whereby a syndicate of lenders agreed to loan a $725.0 million senior term loan and to provide revolving loans and standby letters of credit of up to $100.0 million. The First Lien Credit Agreement is secured by substantially all of Holdings’ assets and expires on October 21, 2025, with respect to the term loan, and October 20, 2023, with respect to the revolving loan facility. At the same time, Holdings retired the existing 2014 first lien credit agreement as part of the debt modification transaction.

Interest on the First Lien Credit Agreement loans are at either the Eurodollar rate, with a floor of 1.00%, as adjusted for the reserve percentage required under regulations issued by the Federal Reserve Board for determining maximum reserve requirements with respect to Eurocurrency funding, plus an applicable margin rate of between 3.75% for the initial term loans and between 3.25% and 3.75% for revolving credit loans, depending on the secured leverage ratio, or an ABR rate, with a floor of 2.00%, plus an applicable margin rate of 2.75% for the initial term loan or between 2.25% and 2.75% for revolving credit loans, depending on the secured leverage ratio. The ABR rate is determined as the greater of (a) the prime rate, (b) the federal funds effective rate, plus 0.5%, (c) the Eurodollar rate plus 1%, or (d) 2.00% solely with regard to the initial term loan. Holdings is able to select the rate type at the time of its initial borrowing. For loans utilizing the Eurodollar basis, Holdings is able to select a fixed-interest period of between 2 and 12 months, subject to certain restrictions. The interest rate in effect as of December 30, 2017 and December 29, 2018 was 5.19% and 6.09%, respectively.

Starting April 1, 2019, the term loan under the First Lien Credit Agreement is payable in minimum quarterly installments of $1.8 million per quarter with the remaining balance due on October 21, 2025. The Company was in compliance with debt covenants under the First Lien Credit Agreement as of December 29, 2018.

As part of this transaction, Holdings incurred capitalizable debt issuance costs of $7.2 million which will amortize over the life of the First Lien Credit Agreement. In addition, Holdings incurred $1.0 million in capitalizable debt issuance costs directly related to the acquisition of the revolving loan facility which will amortize ratably over the life of the revolving loan facility. Holdings incurred $1.8 million in debt issuance costs that could not be capitalized and were expensed immediately.

Unamortized 2014 First Lien Credit Agreement debt issuance costs of $5.9 million will amortize over the respective lives of the term loan and revolving credit facility under the First Lien Credit Agreement. Holdings wrote-off unamortized debt issuance costs of $2.5 million related to the investors who exited the syndicate or decreased their holding.

Holdings may utilize the $100.0 million revolving loan facility for standby letters of credit. All amounts do not require minimum repayments, and any outstanding amounts are due on October 21, 2023. As of December 30, 2017, Holdings had $3.4 million in outstanding letters of credit against the former $75 million revolving loan facility and other than for these standby letters of credit, Holdings did not utilize the former facility for the fiscal year ended December 30, 2017. As of December 29, 2018, Holdings had $3.4 million in outstanding letters of credit. Other than for the standby letters of credit, Holdings did not utilize this facility for the fiscal year ended December 29, 2018.

The additional debt taken on with the new First Lien Credit Agreement and Second Lien Credit Agreement (as defined below) funded the $152.2 million cash dividend declared on October 22, 2018 and paid during the fiscal year ended December 29, 2018. The Company also paid cash dividends of $1.4 million to its stockholders during the fiscal year ended December 29, 2018 in conjunction with the cash dividend declared on June 23, 2016. A total of $153.6 million of cash dividends were paid during the fiscal year ended December 29, 2018 (Note 6). The payments of these dividends were compliant with the First Lien Credit Agreement and Second Lien Credit Agreement covenants.

Second Lien Credit Agreement

On October 22, 2018, Holdings entered into a second lien credit agreement (“Second Lien Credit Agreement”), whereby a syndicate of lenders agreed to loan a $150.0 million senior term loan, payable on October 21, 2026. At the same time, Holdings retired the existing 2014 second lien credit agreement as part of the debt modification transaction.

Interest on the Second Lien Credit Agreement term loan is at either the Eurodollar rate, with a floor of 1.00%, as adjusted for the reserve percentage required under regulations issued by the Federal Reserve Board for determining maximum reserve requirements with respect to Eurocurrency funding, plus an applicable margin rate of 7.25%, or an ABR rate, with a floor of 2.00%, plus an applicable margin rate of 6.25%. The ABR rate is determined as the greater of (a) the prime rate, (b) the federal funds effective rate, plus 0.5%, (c) the Eurodollar rate plus 1%, or (d) 2.00% solely with regard to the initial term loans. Holdings is able to select the rate type at the time of its initial borrowing. For loans utilizing the Eurodollar basis, Holdings is able to select a fixed-interest period of between 2 and 12 months, subject to certain restrictions. The interest rate in effect as of December 29, 2018 and December 30, 2017 was 9.59% and 9.94%, respectively.

The term loan under the Second Lien Credit Agreement does not require minimum quarterly installment payments and is payable in full on October 21, 2026. The company was in compliance with debt covenants under the Second Lien Credit Agreement as of December 29, 2018.

Unamortized Second Lien Credit Agreement debt issuance costs of $4.1 million will amortize ratably over the life of the agreement. Holdings wrote-off unamortized debt issuance costs of $0.9 million related to the investors who exited the syndicate or decreased their holding.

The First Lien Credit Agreement and Second Lien Credit Agreement contain covenants limiting Holdings and the ability of its restricted subsidiaries to, among other things: pay dividends or distributions, repurchase equity, prepay junior debt and make certain investments; incur additional debt or issue certain disqualified stock and preferred stock; incur liens on assets; merge or consolidate with another company or sell all or substantially all assets; enter into transactions with affiliates; and enter into agreements that would restrict its subsidiaries to pay dividends or make other payments to Holdings. These covenants are subject to important exceptions and qualifications as described in the First Lien Credit Agreement and the Second Lien Credit Agreement.

The components of interest expense, net and debt extinguishment and modification costs (in thousands) are as follows:

	Fiscal Year Ended
	December 31, 2016	December 30, 2017	December 29, 2018
Interest on term loan debt	$43,656	$46,235	$52,569
Amortization of debt issuance costs	4,301	4,442	4,024
Interest on capital leases	151	122	117
Other	—	30	2
Interest income	(961)	(1,131)	(1,350)

Interest expense, net	$47,147	$49,698	$55,362

Write off of debt issuance costs	—	1,258	3,459
Debt modification costs	—	208	1,794

Debt extinguishment and modification costs	$—	$1,466	$5,253

Principal maturities of long-term debt (in thousands) as of December 29, 2018, are as follows:

2019	$7,349
2020	9,173
2021	7,383
2022	7,390
2023	7,399
Thereafter	835,096

Total	$873,790

6. Stockholders’ Equity

Common Stock—The Company is authorized to issue both voting and non-voting common stock, both of which have a par value of $0.001.

Preferred Series A Stock—The Company has authorized and issued one share of Preferred Series A Stock with a par value of $0.001. The Company does not have any unauthorized and unissued shares. This share has no voting rights with respect to any matters submitted to a vote of the stockholders, except as a separate class at a stockholders’ meeting solely with respect to electing the “Series A Director.” Preferred Series A Stock is not entitled to receive dividends and has a liquidation preference of $1.00 per share.

2014 Stock Incentive Plan—Effective October 21, 2014, the Company adopted the 2014 Stock Incentive Plan (the “2014 Plan”), whereby certain employees may be granted options or stock appreciation rights for voting or nonvoting shares of the Company or other restricted stock awards of shares, restricted shares and other stock awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value per share of the Company’s stock. Such shares may be authorized but unissued stock or previously issued stock acquired by the Company. A total of 12,067,687 shares may be issued under the 2014 Plan. As of December 29, 2018, no stock appreciation rights have been issued under the 2014 Plan.

Options—Two types of options may be issued as follows:

a.	Time-vesting options vest at 20% per year, subject to certain change in control provisions and may be exercised up to 10 years from the date of issuance.

b.

Performance-based options vest and become exercisable on each measurement date in certain percentages based on internal rates of return and may be exercised up to 10 years from the date of issuance. The measurement date can be either; (i) prior to the occurrence of a change in control at each date upon which the controlling shareholders receive Proceeds; (ii) upon a change in control event or (iii) upon lead investor divestiture to a holding position under 10% of outstanding shares after an initial public offering.

The initial grant-date fair value was determined based on the contemporaneous purchase price of the stock issued as a result of the Company’s acquisition of Holdings in 2014. The fair value of shares of common stock underlying stock options was the responsibility of, and determined by, the Company’s board of directors, with input from management. There was no public market for the Company’s common stock and the board of directors determined the fair value of common stock at the option grant date by considering a number of objective and subjective factors including quarterly independent third-party valuations of the Company’s common stock, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors.

Restricted Stock Units—Under the 2014 Plan, the Company may also issue restricted stock units (“RSUs”). RSUs are grants for voting or nonvoting shares that vest in three equal annual installments as specified in the RSU.

As option and RSU awards represent equity awards of the Company, such awards are fair valued as of the grant date. For the time-vesting options, a Black-Scholes valuation model is utilized; for the RSUs, the current stock price estimate is utilized; and for the performance-based options, a Monte Carlo simulation approach implemented in a risk-neutral framework is utilized to fair value the awards.

The respective models resulted in a weighted-average fair value for time-vesting and performance-based options and RSUs granted as of December 30, 2017 and December 29, 2018 as follows:

	December 30, 2017	December 29, 2018
Time-vesting options	$2.31	$2.96
RSUs	7.72	10.36
Performance-vesting options	2.91	4.65

The following assumptions were used:

	December 30, 2017	December 29, 2018
Exercise price	$9.06	$11.98
Volatility	50%	35%
Risk-free rate	1.5%	2.6%
Dividend yield	0.0%	0.0%
Expected life (in years)	2.5	2.8

The valuation models require the input of highly subjective assumptions. Expected volatility of the options is based on companies of similar growth and maturity and the Company’s peer group in the industry in which the Company does business because the Company does not have sufficient historical volatility data for its own shares. The expected term of the options represent the period of time that options granted were expected to be outstanding. The risk-free rate was based on the U.S. treasury zero-coupon issues, with a remaining term equal to the expected term of the options used in the respective valuation model. In the future, the Company’s expected volatility and expected term may change, which could change the grant-date fair value of future awards and, ultimately, the expense the Company records.

Time-vesting options, performance-based options, and RSUs under the 2014 plan as of December 30, 2017 and December 29, 2018 are as follows:

	Time-Vesting Options		Performance-Based Options			Restricted Stock Units
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price		Number of RSUs	Weighted- Average Exercise Price
Outstanding—December 31, 2016	5,401,780	$7.20	5,353,473	$5.99		54,118	$—

Granted	225,001	9.06	225,004	9.06		46,686	—
Vested	—	—	—	—		—
Exercised	(30,169)	7.13	—	—		—	—
Forfeitures	(67,776)	7.37	(52,617)	6.04		—	—

Outstanding—December 30, 2017	5,528,836	7.27	5,525,860	6.11		100,804	—

Granted	334,535	11.98	334,536	11.98		34,200	—
Vested	—	—	—	—		(54,184)
Exercised	(2,946)	8.47	—	—		—	—
Forfeitures	(62,050)	8.10	(65,066)	6.81		—	—

Outstanding—December 29, 2018	5,798,375	7.53	5,795,330	4.40	(1)	80,820	—

Total exercisable at December 29, 2018	4,164,077		—

Total vested at December 29, 2018						115,927

Total vested and expected to vest at December 29, 2018	5,683,703		5,667,722			196,745

(1)

The decrease in weighted-average exercise price for outstanding performance-based options at December 29, 2018 is due to the dividend declared on October 22, 2018 pursuant to which all performance-based options outstanding on this date received a $2.10 downward adjustment to their exercise price. Please see further information in Note 6 below.

The Company recognizes compensation expense on the options and RSUs under the 2014 Plan by amortizing the grant date fair value over the expected vesting period to the extent the Company determines the vesting of the grant is probable.

All of the shares issued pursuant to exercise of time-vesting options, performance-based options and RSUs are subject to GO Holding’s stockholders’ agreement upon issuance. The stockholders’ agreement permits the Company to repurchase shares from employees within a stated period of time from the date of their termination if they are terminated prior to a liquidity event. If the employee voluntarily terminates or is terminated for cause, the Company may repurchase the shares for a per share price equal to the lower of fair value or the cost paid by the employee to obtain the shares. If the employee is involuntarily terminated, the Company may repurchase the shares for a per share price equal to fair value. As a result, the employee will only realize appreciation in the fair value of the shares upon involuntary termination or a change in control or initial public offering. Shares held by members of the board of directors may be repurchased by the Company at fair market value.

The Company has not recorded compensation expense related to time-based options held by employees, as involuntary termination, change in control or initial public offering are not probable as of December 29, 2018. Unamortized compensation cost is $25.7 million for outstanding time-based options as of December 29, 2018, which will be amortized over the remaining requisite service period if and when the Company determines that vesting is probable.

The Company recognized $0.4 million of compensation expense related to RSUs held by directors in the fiscal year ended December 29, 2018. Unamortized compensation expense for the RSUs is $0.4 million at December 29, 2018, which will be amortized over the remaining requisite service period.

The Company has determined that the ultimate vesting of the performance-based options is not probable and, accordingly, has not recognized any expense related to these awards. Unamortized compensation cost is $25.5 million for outstanding performance-based options as of December 29, 2018, which will be amortized over the remaining requisite service period if and when the Company determines that vesting is probable.

Holdings declared and paid a cash dividend of $152.2 million to its parent company, Intermediate, on October 22, 2018. Intermediate then paid this cash dividend to GO Holding which used the proceeds to make a cash dividend to its stockholders of $2.10 per share. Pursuant to the 2014 Plan, the Company paid a dividend of $2.10 for each exercisable time-vesting option and RSU. Time-vesting options and RSUs that became exercisable from October 22, 2018 to December 29, 2018 received the $2.10 dividend. GO Holding also paid cash dividends of $1.4 million to its stockholders during the fiscal year ended December 29, 2018 in conjunction with the cash dividend declared on June 23, 2016. A total of $153.6 million of cash dividends were paid during the fiscal year ended December 29, 2018.

Holdings declared a cash dividend of $86.5 million to its parent company, Intermediate, on June 23, 2016. Intermediate then paid this cash dividend to GO Holding which used the proceeds to make a cash dividend to its stockholders of $1.23 per share. Pursuant to the 2014 Plan, the Company paid a dividend of $1.23 for each exercisable time-vesting option and RSU. Time-vesting options and RSUs that became exercisable from June 23, 2016 to December 29, 2018 received the $1.23 dividend.

Stock-based compensation of $1.7 million for the fiscal year ended December 30, 2017 includes $1.3 million in payments related to the June 23, 2016 dividend for outstanding options that became exercisable in the current year. Of the $10.4 million in stock-based compensation recorded in the fiscal year ended December 29, 2018, $8.7 million related to payment of the October 22, 2018 dividend and $1.3 million related to payment of the June 23, 2016 dividend on outstanding options that became exercisable in the current year. The remaining stock-based compensation in both years related to the aforementioned RSU compensation expense.

All performance-based options outstanding at the time of the June 23, 2016 and October 22, 2018 dividends received a $1.23 and $2.10 downward adjustment to the pre-dividend exercise price, respectively.

The dividends triggered a modification of both the time-vesting and performance-based options which resulted in a step-up of the fair value reflected in the remaining unamortized compensation costs disclosed above. In essence, all outstanding option awards with previously determined grant date fair values were replaced with new option awards that were valued using assumptions as of the dividend date. Time-vesting options were revalued using the Black-Scholes model and performance-based options were revalued using the Monte Carlo simulation approach.

For time-vesting options and RSUs that were outstanding at the time of the June 23, 2016 and October 22, 2018 dividend, and are expected to vest in 2019 and beyond, the Company intends to make dividend payments as these time-vesting options and RSUs vest. Pursuant to the 2014 Plan, if the Company is unable to make those payments, it may instead elect to reduce the per share exercise price of each such option by an amount equal to the dividend amount in lieu of making the applicable option payment. As such, the Company’s dividends are not considered declared and payable and are not accrued as a liability in the Company’s Consolidated Balance Sheet as of December 29, 2018.

7. Retirement Plans

The Company makes payments into the UFCW—Northern California Employers Joint Pension Trust Fund (the “Pension Fund”) and the UFCW—Benefits Trust Fund (“Benefits Fund”), multiemployer pension and welfare trusts, established for the benefit of union employees at two company operated stores under the terms of its collective bargaining agreement. The Company currently operates under a collective bargaining agreement that expires September 6, 2019. Payments into the Pension Fund were $0.5 million for each of the fiscal years ended December 31, 2016 and December 30, 2017 and $0.4 million for the fiscal year ended December 29, 2018. Payments into the Benefits Fund were $1.5 million for each of the fiscal years ended December 31, 2016 and December 30, 2017 and $1.1 million for the fiscal year ended December 29, 2018. Such contributions represent less than 5% of the total contributions to the Fund. The Company paid no surcharges to the Fund. The Company does not have future obligations to contribute to the Benefits Fund upon termination of the collective bargaining agreement.

The risks of participating in a multiemployer pension plan are different from single-employer pension plans in the following aspects:

a.	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

b.	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

c.

If the Company stops participating in its multiemployer pension plan, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The following information represents the Company’s participation in the plan for the annual period ended December 30, 2017, the latest available information from the Fund. All such information is based on information the Company received from the plan.

The Fund’s Employer Identification Number and Plan Number is 946313554-001. Under the provisions of the Pension Protection Act (PPA) zone status, the Fund was in critical status during the Plan year. Among other factors, generally, plans in critical status are less than 65 percent funded. In an effort to improve the Plan’s funding situation, the trustees adopted a rehabilitation plan on July 8, 2010. The rehabilitation plan changes the benefits for participants who retire and commence a pension on or after January 1, 2012, and changes future benefit accruals earned on or after January 1, 2012. Except in limited circumstances, the pensions of participants and beneficiaries whose pension effective date is before January 1, 2012, is not affected.

For the Company’s nonunion employees, the Company offers the following plans:

a.

A defined contribution retirement plan for warehouse employees, which requires an annual contribution of 15% of eligible salaries. The defined contribution retirement plan is available to nonunion employees who meet certain service criteria.

b.

A noncontributory profit-sharing plan for administrative personnel under which the board of directors may authorize an annual contribution of up to 15% of eligible salaries. The profit-sharing plan is available to nonunion employees who meet certain service criteria.

The Company expensed $3.9 million, $3.3 million and $3.6 million for contributions to these two plans for the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018, respectively.

c.	A 401(k) retirement plan for warehouse employees, which is available to those employees who meet certain service criteria.

d.	A 401(k) retirement plan for administrative personnel, which is available to those employees who meet certain service criteria.

e.	The Company is not obligated to match any employee contributions for the 401(k) retirement plans.

For Amelia’s employees who meet certain service criteria, the Company has a 401(k) retirement plan under which the Company will match employee contributions at a rate of 35% of each participating employee’s contributions, not to exceed 6% of wages. The Company expensed $36,110, $31,063 and $29,929 for contributions to this plan for the fiscal years ending December 31, 2016, December 30, 2017 and December 29, 2018, respectively.

8. Income Taxes

For financial reporting purposes, the Company had income before taxes of $16.9 million for the fiscal year ended December 31, 2016, $25.8 million for the fiscal year ended December 30, 2017 and $21.9 for the fiscal year ended December 29, 2018.

The Company’s components of income tax expense (in thousands) for the fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018 are as follows:

	Fiscal Year Ended
	December 31, 2016	December 30, 2017	December 29, 2018
Current:
Federal	$98	$237	$(200)
State	47	189	353

Total current	145	426	153
Deferred:
Federal	5,446	2,928	4,523
State	1,133	1,817	1,308

Total deferred	6,579	4,745	5,831

Income tax expense	$6,724	$5,171	$5,984

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Fiscal Year Ended
	December 31, 2016	December 30, 2017	December 29, 2018
Taxes at federal statutory rates	35.0%	35.0%	21.0%
Effect of change in federal tax rate	—	(21.1%)	—
State income taxes net of federal benefit	4.1%	5.1%	6.0%
Other	0.6%	1.1%	0.4%

Effective income tax rate	39.7%	20.1%	27.4%

The primary components of the Company’s deferred tax assets and liabilities (in thousands) as of December 30, 2017 and December 29, 2018 are as follows:

	December 30, 2017	December 29, 2018
Deferred tax assets:
Accrued compensation	$2,765	$2,594
Inventory	3,110	3,553
Transaction costs	1,704	1,520
Deferred rent	7,290	12,530
Net operating loss and other carryforwards	33,263	25,781
Reserves and allowances	3,699	4,056
Other	953	1,181
Interest expense carryforward	—	3,862

Total deferred tax assets	52,784	55,077

Deferred tax liabilities:
Prepaid expenses	(701)	(733)
Depreciation and amortization	(33,341)	(36,271)
Intangible assets	(9,717)	(9,073)
Goodwill	(16,534)	(21,897)
Debt transaction costs	(1,795)	(2,238)

Total deferred tax liabilities	(62,088)	(70,212)

Net deferred tax liabilities	$(9,304)	$(15,135)

The Company has net operating loss carryforwards of $96.4 million for federal income tax purposes and $27.0 million for California income tax purposes, which begin to expire in 2032. Certain tax attributes are subject to an annual limitation as a result of the Company’s acquisition of Holdings, which constitutes a change in ownership as defined under Internal Revenue Code Section 382. Based on the Company’s analysis, the Company’s projected net operating losses to be utilized in future years will not be affected by this annual limitation.

As of December 29, 2018 and December 30, 2017, the Company had no uncertain tax positions and does not anticipate any changes to its uncertain tax positions within the next 12 months.

The Company is subject to taxation in the United States and various state jurisdictions. As of December 29, 2018, the Company’s tax returns remain open to examination by the tax authorities for tax years 2015 to 2018 for US federal and 2014 to 2018 for various state jurisdictions.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) eliminating the corporate alternative minimum tax (AMT) and changing how existing AMT credits can be realized; (3) creating a new limitation on deductible interest expense; (4) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017; and (5) expanding bonus depreciation to allow full expensing of qualified property.

The SEC staff issued Staff Accounting Bulletin No. 118 (SAB 118), which provides guidance on accounting for the income tax effects of the Tax Act under ASC Topic 740. SAB 118 provides a measurement period that should not extend beyond one year from the enactment date of the Tax Act for companies to complete the accounting for the effects of the Tax Act. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Tax Act for which the accounting under ASC Topic 740 is complete. To the extent that a company’s accounting for certain income tax effects of the Tax Act is incomplete, but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC Topic 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act.

The Company recognized a provisional tax benefit of $5.4 million associated with the Tax Act in its consolidated financial statements for the fiscal year ended December 30, 2017, which was associated with the re-measurement of the Company’s deferred tax assets and liabilities. During the year ended December 29, 2018, the Company finalized its accounting for the impacts of the Tax Act and recorded an insignificant measurement period adjustment associated with the re-measurement of the Company’s deferred tax assets and liabilities.

9. Related Party Transactions

Leases for 16 store locations and one warehouse location relate to property controlled by stockholders (Note 10).

During the fiscal years ended December 29, 2018 and December 30, 2017, one independent operator store was operated by family members of one employee. Independent operator commissions for this store totaled $1.3 million for each of the fiscal years ended December 31, 2016 and December 30, 2017 and $1.2 million for the fiscal year ended December 29, 2018.

The Company offers interest-bearing notes to independent operators and the gross receivable due from these entities was $21.0 million and $27.8 million as of December 30, 2017 and December 29, 2018, respectively (Note 2).

10. Commitments and Contingencies

Leases—Numerous retail facilities for store locations are leased by the Company under operating leases expiring at various dates through 2038. Many leases provide for renewal options, as well as require the Company to pay specified common area maintenance costs and contingent rents based on a percentage of sales.

Future minimum rental payments (in thousands) for all non-cancelable operating leases having a remaining term in excess of one year as of December 29, 2018 are as follows:

	Third Parties	Related Parties	Total
2019	$82,971	$6,152	$89,123
2020	91,538	6,201	97,739
2021	93,090	6,297	99,387
2022	92,359	6,532	98,891
2023	91,955	6,410	98,365
Thereafter	801,832	48,914	850,746

Total future minimum rental payments	$1,253,745	$80,506	$1,334,251

The Company also has non-cancelable subleases with unrelated third parties with future minimum rental receipts totaling $3.6 million ending in various years through 2023, which have not been deducted from the future minimum payments.

Rental expense (in thousands) for all operating leases for fiscal years ended December 31, 2016, December 30, 2017 and December 29, 2018 is as follows:

	Fiscal Year Ended
	December 31, 2016	December 30, 2017	December 29, 2018
Rent expense—third-party lessors	$56,825	$72,622	$79,347
Rent expense—related parties	6,490	7,309	7,141
Contingent rentals	619	531	548
Less rentals from subleases	(1,129)	(1,079)	(1,075)

Total rent expense	$62,805	$79,383	$85,961

Insurance—The Company is a member of a captive insurance group which manages the Company’s risk of loss from general liability, automobile, and workers’ compensation claims. Accruals for claims under this program are recorded based on the estimated ultimate liability of known claims and claims incurred but not reported. The Company recorded a liability of $2.9 million and $3.7 million as of December 30, 2017 and December 29, 2018, respectively, for such claims which are reflected in the consolidated balance sheets as accrued expenses. The Company may utilize the $100 million revolving loan facility for standby letters of credit to support potential liability.

Litigation—The Company is involved from time to time in claims, proceedings, and litigation arising in the normal course of business. The Company does not believe the impact of such litigation will have a material adverse effect on the Company’s consolidated financial statements taken as a whole.

Purchase Commitments—The Company has future purchase commitments of $10.0 million per year through fiscal year 2022 with our primary fresh meat vendor.

11. Earnings Per Share Attributable to Common Stockholders

Earnings Per Share Attributable to Common Stockholders

A reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share attributable to common stockholders is as follows:

	Fiscal Year Ended
Dollars and shares in thousands, except per share amounts	December 31, 2016	December 30, 2017	December 29, 2018
Numerator
Net income attributable to common stockholders—basic	$10,198	$20,601	$15,868
Denominator
Weighted-average shares of common stock—basic	68,260	68,232	68,473
Effect of dilutive RSUs	63	100	73
Weighted-average shares of common stock—diluted	68,323	68,332	68,546
Earnings per share attributable to common stockholders:
Basic	$0.15	$0.30	$0.24
Diluted	$0.15	$0.30	$0.23

Unaudited pro forma earnings per share

The unaudited pro forma earnings per share reflects the application of 5,675,227 shares from the initial public offering (assuming the initial public offering price of $22.00 per share) that are necessary to cover the portion of the $152.2 million dividend paid to stockholders on October 22, 2018 which was in excess of the Company’s historical earnings. Net income attributable to common stockholders has been adjusted to assume no interest was paid on the incremental term loans entered into necessary to finance the dividend.

Dollars and shares in thousands, except per share amounts	Fiscal Year Ended December 29, 2018 (unaudited)
Numerator
Net income attributable to common stockholders—basic	$15,868

Adjust for Interest paid on incremental term loans	1,080

Pro forma net income attributable to common stockholders—basic	$16,948

Denominator
Basic:
Weighted-average shares of common stock—basic	68,473
Add: common shares offered hereby to fund the dividend in excess of earnings	5,675

Pro forma weighted-average shares of common stock—basic	74,148

Diluted:
Pro forma weighted-average shares of common stock—basic	74,148
Weighted average effect of dilutive RSUs	73

Pro forma weighted-average shares of common stock—diluted	74,221

Pro forma earnings per share attributable to common stockholders:
Basic	$0.23
Diluted	$0.23

12. Subsequent Events

The Company performed an evaluation of subsequent events from the consolidated balance sheets date of December 29, 2018 through March 26, 2019, the date that the consolidated financial statements were available to be issued, and has concluded that there are no events requiring recording or disclosure in the consolidated financial statements.

******

SCHEDULE 1—REGISTRANT’S CONDENSED FINANCIAL STATEMENTS

GROCERY OUTLET HOLDING CORP.

Parent Company Only

CONDENSED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 30, 2017	December 29, 2018
ASSETS
Current assets:
Other current assets	$—	$497

Total current assets	—	497
Investment in wholly owned subsidiary	427,882	300,922

Total assets	$427,882	$301,419

LIABILITIES AND SHAREHOLDERS’ EQUITY
Intercompany payable	$750	$1,468

Total liabilities	750	1,468

Stockholders’ equity:
Capital stock:
Common stock—par value $0.001, voting common stock, 107,536,215 shares authorized, 67,435,288 and 67,381,104 shares issued and outstanding as of December 29, 2018 and December 30, 2017	67	67
Common stock—par value $0.001, nonvoting common stock, 17,463,785 shares authorized, 1,038,413 shares issued and outstanding as of December 29, 2018 and December 30, 2017	1	1
Series A Preferred stock—par value $0.001, nonvoting preferred stock, 1 share authorized, 1 share issued and outstanding as of December 29, 2018 and December 30, 2017	—	—
Additional paid-in capital	403,289	287,457
Retained Earnings	23,776	12,426

Total stockholders’ equity	427,133	299,951

Total liabilities and stockholders’ equity	$427,882	$301,419

See notes to condensed Parent Company financial statements.

GROCERY OUTLET HOLDING CORP.

Parent Company Only

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands)

	Fiscal Year Ended
	December 31, 2016	December 30, 2017	December 29, 2018
Operating expenses	$294	$181	$216

Operating loss	(294)	(181)	(216)

Loss before equity in net income of subsidiary	(294)	(181)	(216)
Equity in net income of subsidiary, net of tax	10,492	20,782	16,084

Net income and comprehensive income	$10,198	$20,601	$15,868

See notes to condensed Parent Company financial statements.

GROCERY OUTLET HOLDING CORP.

Parent Company Only

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended
	December 31, 2016	December 30, 2017	December 29, 2018
Cash flows from operating activities:
Net income	$10,198	$20,601	$15,868
Adjustments to reconcile net income to net cash used in operating activities
Equity in net income of subsidiary	(10,492)	(20,782)	(16,084)
Dividend received from subsidiary (return on capital)	—	—	27,351
Changes in operating assets and liabilities
Other current assets	—	—	(497)

Net cash (used in) provided by operating activities	(294)	(181)	26,638

Cash flows from investing activities:
Dividend received from subsidiary (return of capital)	86,454	—	126,236

Net cash provided by investing activities	86,454	—	126,236

Cash flows from financing activities:
Intercompany payables	375	353	718
Proceeds from exercise of stock options	172	—	29
Repurchase of shares	(253)	(172)	(34)
Dividend paid to shareholders	(86,454)	—	(153,587)

Net cash used in financing activities	(86,160)	181	(152,874)

Net (decrease) increase in cash	—	—	—
Cash, beginning of period	—	—	—

Cash, end of period	$—	$—	$—

See notes to condensed Parent Company financial statements.

GROCERY OUTLET HOLDING CORP.

(PARENT COMPANY ONLY)

NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Description of Grocery Outlet Holding Corp.

Grocery Outlet Holding Corp. (the “Parent”), which is majority-owned by a private equity investment fund, owns 100% of Globe Intermediate Corp. (“Intermediate”), which owns 100% of GOBP Holdings, Inc. (“Holdings”), which owns 100% of GOBP Midco, Inc. (“Midco”), which owns 100% of Grocery Outlet Inc. (“GOI”), a high-growth, extreme value retailer of quality, name-brand consumables and fresh products sold through a network of independently operated stores.

The Parent was incorporated in Delaware on September 11, 2014 and became the ultimate parent of GOI on October 7, 2014. The Parent has no operations or significant assets or liabilities other than its investment in Intermediate. Accordingly, the Parent is dependent upon distributions from Intermediate to fund its limited, non-significant operating expenses. However, Holdings’ and GOI’s ability to pay dividends or lend to Intermediate or Parent is limited under the terms of various debt agreements.

Intermediate and Holdings are parties to credit facilities that contain covenants limiting the Parent’s ability and the ability of its restricted subsidiaries to, among other things: pay dividends or distributions, repurchase equity, prepay junior debt and make certain investments; incur additional debt or issue certain disqualified stock and preferred stock; incur liens on assets; merge or consolidate with another company or sell all or substantially all assets; enter into transactions with affiliates; and enter into agreements that would restrict its subsidiaries to pay dividends or make other payments to the Parent. Due to the aforementioned qualitative restrictions, substantially all of the assets of the Parent’s subsidiaries are restricted. These covenants are subject to important exceptions and qualifications as described in such credit facilities.

2. Basis of Presentation

The accompanying condensed financial statements (parent company only) include the accounts of the Parent and its investment in Intermediate, accounted for in accordance with the equity method, and do not present the financial statements of the Parent and its subsidiary on a consolidated basis. These parent company only financial statements should be read in conjunction with the Grocery Outlet Holding Corp. consolidated financial statements.

On June 6, 2019, the Company effected a 1.403 for 1 forward stock split. All share amounts have been adjusted retroactively for the impact of this forward stock split for all periods presented.

3. Dividends from Subsidiaries

The Parent received a dividend from Intermediate of $86.5 million on June 23, 2016 for the fiscal year ended December 31, 2016. This dividend has been reflected as a reduction to investment in wholly owned subsidiary in the accompanying condensed financial statements. On the same date, the Parent declared a dividend of $86.5 million to holders of its common stock. This dividend has been reflected as a return of capital in the accompanying condensed financial statements.

The Parent received a dividend from Intermediate of $153.6 million on October 22, 2018 for the fiscal year ended December 29, 2018. This dividend has been reflected as a reduction to investment in wholly owned subsidiary in the accompanying condensed financial statements. On the same date, the Parent declared a dividend of $153.6 million to holders of its common stock. This dividend has been reflected as a $27.4 million return on capital and a $126.2 million return of capital in the accompanying condensed financial statements.

GROCERY OUTLET HOLDING CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	December 29, 2018	June 29, 2019
Assets

Current assets:
Cash and cash equivalents	$21,063	$18,677
Independent operator receivables and current portion of independent operator notes, net of allowance $1,141 and $1,300	5,056	6,796
Other accounts receivable, net of allowance $24 and $16	2,069	1,707
Merchandise inventories	198,304	202,715
Prepaid rent—related party	512	512
Prepaid expenses and other current assets	13,368	17,212

Total current assets	240,372	247,619

Independent operator notes, net of allowance $7,926 and $9,356	13,646	15,671
Property and equipment—net	304,032	322,472
Operating lease right-of-use asset	—	676,191
Intangible assets—net	68,824	65,400
Goodwill	747,943	747,943
Other assets	2,045	6,302

Total assets	$1,376,862	$2,081,598

Liabilities and Stockholders’ Equity

Current liabilities:
Trade accounts payable	$98,123	$102,482
Accrued expenses	31,194	25,973
Accrued compensation	10,795	9,189
Current portion of long-term debt	7,349	267
Current lease liability	—	36,149
Income and other taxes payable	3,463	2,210

Total current liabilities	150,924	176,270

Long-term liabilities:
Long-term debt—net	850,019	462,119
Deferred income taxes	15,135	12,348
Lease liability	—	714,173
Deferred rent	60,833	—

Total liabilities	1,076,911	1,364,910

Commitments and contingencies (see Note 9)

Stockholders’ equity:
Capital stock:
Common stock—par value $0.001, voting common stock, 107,536,215 and 500,000,000 shares authorized as of December 29, 2018 and June 29, 2019, respectively; 67,435,288 and 88,311,764 shares issued and outstanding as of December 29, 2018 and June 29, 2019, respectively	67	88
Common stock—par value $0.001, nonvoting common stock, 17,463,785 and 0 shares authorized as of December 29, 2018 and June 29, 2019, respectively; 1,038,413 and 0 shares issued and outstanding as of December 29, 2018 and June 29, 2019, respectively	1	—
Series A Preferred stock—par value $0.001, preferred stock, 1 share and 50,000,000 authorized as of December 29, 2018 and June 29, 2019, respectively; 1 and 0 shares issued and outstanding as of December 29, 2018 and June 29, 2019, respectively	—	—
Additional capital	287,457	711,200
Retained earnings	12,426	5,400

Total stockholders’ equity	299,951	716,688

Total liabilities and stockholders’ equity	$1,376,862	$2,081,598

See notes to condensed consolidated financial statements.

GROCERY OUTLET HOLDING CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share data)

(unaudited)

	13 Weeks Ended		26 Weeks Ended
	June 30, 2018	June 29, 2019	June 30, 2018	June 29, 2019
Net sales	$575,058	$645,289	$1,125,616	$1,251,560
Cost of sales	399,943	446,569	781,932	865,823

Gross profit	175,115	198,720	343,684	385,737

Operating expenses:
Selling, general and administrative	139,743	157,641	276,479	310,495
Depreciation and amortization	11,235	12,594	22,413	24,890
Stock-based compensation	129	22,750	263	22,961

Total operating expenses	151,107	192,985	299,155	358,346

Income from operations	24,008	5,735	44,529	27,391

Other expense:
Interest expense, net	13,974	15,452	26,886	31,890
Debt extinguishment and modification costs	—	5,162	—	5,162

Total other expense	13,974	20,614	26,886	37,052

Income (loss) before income taxes	10,034	(14,879)	17,643	(9,661)
Income tax expense (benefit)	2,748	(4,247)	4,832	(2,803)

Net income (loss) and comprehensive income (loss)	$7,286	$(10,632)	$12,811	$(6,858)

Basic earnings (net loss) per share	$0.11	$(0.15)	$0.19	$(0.10)
Diluted earnings (net loss) per share	$0.11	$(0.15)	$0.19	$(0.10)

Weighted average shares outstanding:
Basic	68,475	70,475	68,471	69,494
Diluted	68,512	70,475	68,499	69,494

See notes to condensed consolidated financial statements.

GROCERY OUTLET HOLDING CORP.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

(unaudited)

	Voting Common		Nonvoting Common		Preferred		Additional Capital	Retained Earnings	Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance—December 30, 2017	67,381,104	$67	1,038,413	$1	1	$—	$403,289	$23,776	$427,133

Cumulative effect of accounting change related to adoption of ASU 2014-09								133	133
Issuance of shares under stock incentive plans	54,184	—					—		—
Stock based compensation							134		134
Dividend paid								(79)	(79)
Net income and comprehensive income								5,525	5,525

Balance—March 31, 2018	67,435,288	$67	1,038,413	$1	1	$—	$403,423	$29,355	$432,846

Issuance of shares under stock incentive plans	2,100	—					29		29
Stock based compensation							129		129
Dividend paid								(14)	(14)
Net income and comprehensive income								7,286	7,286

Balance—June 30, 2018	67,437,388	$67	1,038,413	$1	1	$—	$403,581	$36,627	$440,276

	Voting Common		Nonvoting Common		Preferred		Additional Capital	Retained Earnings	Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance—December 29, 2018	67,435,288	$67	1,038,413	$1	1	$—	$287,457	$12,426	$299,951

Cumulative effect of accounting change related to adoption of ASU 2016-02								169	169
Issuance of shares under stock incentive plans	42,438	—					—		—
Stock based compensation							211		211
Dividend paid								(254)	(254)
Net income and comprehensive income								3,774	3,774

Balance—March 30, 2019	67,477,726	$67	1,038,413	$1	1	$—	$287,668	$16,115	$303,851

Issuance of shares under stock incentive plans			30,000	—			314		314
Issuance of common stock upon initial public offering, net of issuance costs	19,765,625	20					400,468		400,488
Conversion of non-voting to voting common stock	1,068,413	1	(1,068,413)	(1)					—
Redemption of preferred stock					(1)	—			—
Stock based compensation							22,750		22,750
Dividend paid								(83)	(83)
Net income and comprehensive income								(10,632)	(10,632)

Balance—June 29, 2019	88,311,764	$88	—	$—	—	$—	$711,200	$5,400	$716,688

See notes to condensed consolidated financial statements.

GROCERY OUTLET HOLDING CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	26 Weeks Ended
	June 30, 2018	June 29, 2019
Operating activities:
Net income (loss)	$12,811	$(6,858)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	18,322	20,936
Amortization of intangible assets	4,877	5,069
Amortization of debt issuance costs	2,185	1,295
Amortization of bond discounts	—	220
Debt extinguishment and modification costs	—	5,162
Loss on disposal of assets	(28)	415
Stock-based compensation	263	22,961
Accounts receivable reserve	2,348	2,064
Deferred lease liabilities	9,935	—
Non-cash lease expense	—	17,329
Deferred income taxes	4,777	(2,787)
Changes in operating assets and liabilities:
Independent operator and other accounts receivable	1,380	3,210
Merchandise inventories	(1,173)	(4,410)
Prepaid expenses and other current assets	(561)	(4,039)
Income and other taxes payable	(1,645)	(1,460)
Trade accounts payable	1,895	3,620
Accrued expenses	3,452	(6,159)
Accrued compensation	(3,621)	(1,606)
Operating lease liability	—	(15,244)

Net cash provided by operating activities	55,217	39,718

Investing activities:
Cash advances to independent operators	(3,255)	(5,673)
Repayments of cash advances from independent operators	1,679	2,026
Purchase of property and equipment	(23,082)	(39,806)
Proceeds from sales of assets	364	611
Intangible assets, deposits and licenses	(1,207)	(1,681)

Net cash used in investing activities	(25,501)	(44,523)

Financing activities:
Proceeds from initial public offering, net of underwriting discounts paid	—	407,666
Proceeds from issuance of shares under stock incentive plans	29	314
Deferred offering costs paid	—	(4,950)
Principal payments on 2014 loans	(2,645)	—
Principal payments on 2018 loans	—	(399,813)
Payments on other financing	(47)	(450)
Dividends paid	(93)	(337)
Debt issuance costs paid	—	(11)

Net cash provided by (used in) financing activities	(2,756)	2,419

Net increase (decrease) in cash and cash equivalents	26,960	(2,386)
Cash and cash equivalents—Beginning of the period	5,801	21,063

Cash and cash equivalents—End of the period	$32,761	$18,677

Supplemental disclosure of cash flow information:
Property and equipment accrued at end of period	$653	$7,784
Deferred offering costs accrued at end of period	$—	$2,044

See notes to condensed consolidated financial statements.

GROCERY OUTLET HOLDING CORP.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Based in Emeryville, California, and incorporated in Delaware in 2014, Grocery Outlet Holding Corp. (together with our wholly owned subsidiaries, collectively, “Grocery Outlet,” “we,” or the “Company”) is a high-growth, extreme value retailer of quality, name-brand consumables and fresh products sold through a network of independently operated stores. As of June 29, 2019, Grocery Outlet had 330 stores in California, Washington, Oregon, Pennsylvania, Idaho and Nevada.

Initial Public Offering—In June 2019, we completed an initial public offering (“IPO”) of 19,765,625 shares of our common stock at a public offering price of $22.00 per share for net proceeds of $407.7 million, after deducting underwriting discounts and commissions of $27.1 million. We also incurred estimated offering costs payable by us of $7.2 million of which a total of $5.1 million had been paid as of June 29, 2019. We expect to pay out the remainder of these estimated offering costs in the third fiscal quarter ending September 28, 2019. The shares of common stock sold in the IPO and the net proceeds from the IPO included the full exercise of the underwriters’ option to purchase additional shares.

Our Amended and Restated Certificate of Incorporation (the “Charter”) became effective in connection with the completion of the IPO on June 24, 2019. The Charter, among other things, provided that all of our outstanding shares of nonvoting common stock were automatically converted into shares of voting common stock on a one-for-one basis and that our authorized capital stock consisted of 500,000,000 shares of common stock, and 50,000,000 shares of preferred stock, par value $0.001 per share. Our bylaws were also amended and restated as of June 24, 2019. Additionally, upon the closing of the IPO, we redeemed all of our outstanding preferred stock for an aggregate of $1.00.

On June 24, 2019, we used the net proceeds from the IPO to repay $150.0 million in principal on the outstanding term loans under our second lien credit agreement, dated as of October 22, 2018 (as amended, the “Second Lien Credit Agreement”), as well as accrued and unpaid interest as of that date of $3.6 million, and terminated the Second Lien Credit Agreement. In addition, using the remainder of net proceeds, together with excess cash on hand, we prepaid a portion of our outstanding first lien term loan totaling $248.0 million plus accrued interest of $3.8 million.

Basis of Presentation—The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the requirements of the U.S. Securities and Exchange Commission (the “SEC”) for interim reporting. Accordingly, certain information and note disclosures included in our annual financial statements prepared in accordance with GAAP have been condensed or omitted. The condensed consolidated balance sheet as of December 29, 2018 has been derived from our audited consolidated financial statements, which are included in the prospectus dated June 19, 2019, as filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 20, 2019 (File No. 333-231428) (the “Prospectus”). The accompanying condensed consolidated financial statements should be read in conjunction with our consolidated financial statements and notes included in the Prospectus.

Our unaudited condensed consolidated financial statements include the accounts of Grocery Outlet Holding Corp. and its wholly owned subsidiaries. All intercompany balances and transactions were eliminated. In the opinion of management, these condensed consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for any future annual or interim period.

Forward Stock Split—On June 6, 2019, we effected a 1.403 for 1 forward stock split. All share amounts have been adjusted retroactively for the impact of this forward stock split.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from these estimates depending upon certain risks and uncertainties, and changes in these estimates are recorded when known.

Merchandise Inventories—Merchandise inventories are valued at the lower of cost or net realizable value. Cost is determined by the first-in, first-out weighted-average cost method for warehouse inventories and the retail inventory method for store inventories. We provide for estimated inventory losses between physical inventory counts based on historical averages. This provision is adjusted periodically to reflect the actual shrink results of the physical inventory counts.

Leases—We adopted Accounting Standards Update No. 2016-02 (“ASU 2016-02”), Leases (Topic 842), and all subsequent amendments, effective December 30, 2018 using the modified retrospective approach under which we recorded the cumulative effect of transition as of the effective date and did not restate comparative periods. Under this transition method we determine if an arrangement is a lease at inception. Operating leases are included in right-of-use (“ROU”) assets, current lease liability, and lease liability on the condensed consolidated balance sheets. Finance leases are included in other assets, current lease liability, and lease liability on our condensed consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease over the same term. ROU assets and liabilities are recognized at commencement date based on the present value of the lease payments over the lease term, reduced by landlord incentives. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate, which is estimated to approximate the interest rate on a collateralized basis with similar terms and payments based on the information available at the commencement date to determine the present value of our lease payments. The ROU asset also excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Amortization of the ROU asset, interest expense on the lease liability and operating and financing cash flows for finance leases is immaterial.

We have lease agreements with retail facilities for store locations, distribution centers, office space and equipment with lease and non-lease components, which are accounted for separately. Leases with an initial term of 12 months or less are not recorded on the balance sheet; lease expense for these leases is recognized on a straight-line basis over the lease term. The short-term lease expense is reflective of the short-term lease commitments on a go forward basis. We sublease certain real estate to unrelated third parties under non-cancelable leases and the sublease portfolio consists of operating leases for retail stores.

Segment Reporting—We manage our business on the basis of one reportable and operating segment. All of our sales were made to customers located in the United States and all property and equipment is located in the United States.

Fair Value Measurements—The fair value of financial instruments is categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is measured using inputs from the three levels of the fair value hierarchy, which are described as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities

Level 2—Quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3—Unobservable inputs in which there is little or no market data, which requires us to develop our own assumptions when pricing the financial instruments. For example, cash flow modeling inputs based on management’s assumptions.

The assets’ or liabilities’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth the fair value of our financial liabilities by level within the fair value hierarchy (in thousands):

	December 29, 2018	June 29, 2019
Financial Liabilities:
Long-term debt, long-term portion (Level 2)	$845,327	$471,777
Long-term debt, current portion (Level 2)	7,250	—

Total financial liabilities (1)	$852,577	$471,777

(1)	The carrying amounts of our bank debt, before reduction of the debt issuance costs, approximate their fair values as the stated rates approximate market rates for loans with similar terms.

Cash and cash equivalents, IO receivables, other accounts receivable and accounts payable—The carrying value of such financial instruments approximates their fair value due to factors such as the short-term nature or their variable interest rates.

Independent operator notes (net)—The carrying value of such financial instruments approximates their fair value.

Revenue Recognition

Net Sales—We recognize revenue from the sale of products at the point of sale, net of any taxes or deposits collected and remitted to governmental authorities. Our performance obligations are satisfied upon the transfer of goods to the customer, at the point of sale, and payment from customers is also due at the time of sale. Discounts provided to customers by us are recognized at the time of sale as a reduction in sales as the products are sold. Discounts provided by independent operators are not recognized as a reduction in sales as these are provided solely by the independent operator who bears the incidental costs arising from the discount. We do not accept manufacturer coupons.

We do not have any material contract assets or receivables from contracts with customers, any revenue recognized in the current year from performance obligations satisfied in previous periods, any performance obligations, or any material costs to obtain or fulfill a contract as of December 29, 2018 and June 29, 2019.

Gift Cards—We record a deferred revenue liability when a Grocery Outlet gift card is sold. Revenue related to gift cards is recognized as the gift cards are redeemed, which is when we have satisfied our performance obligation. While gift cards are generally redeemed within 12 months, some are never fully redeemed. We reduce the liability and recognize revenue for the unused portion of the gift cards (“breakage”) under the proportional method, where recognition of breakage income is based upon the historical run-off rate of unredeemed gift cards. Our gift card deferred revenue liability was $1.7 million as of December 29, 2018 and $1.3 million as of June 29, 2019. Breakage amounts were immaterial for the 13 and 26 weeks ended June 30, 2018 and June 29, 2019.

Disaggregated Revenues—The following table presents sales revenue by type of product for the periods indicated (in thousands):

	13 Weeks Ended		26 Weeks Ended
	June 30, 2018	June 29, 2019	June 30, 2018	June 29, 2019
Perishable (1)	$196,658	$221,473	$383,346	$428,429
Non-perishable (2)	378,400	423,816	742,270	823,131

Total sales	$575,058	$645,289	$1,125,616	$1,251,560

(1)	Perishable departments include dairy and deli; produce and floral; and fresh meat and seafood.
(2)	Non-perishable departments include grocery; general merchandise; health and beauty care; frozen foods; and beer and wine.

Variable Interest Entities—In accordance with the variable interest entities sub-section of ASC Topic 810, Consolidation, we assess at each reporting period whether we, or any consolidated entity, are considered the primary beneficiary of a variable interest entity (“VIE”) and therefore required to consolidate it. Determining whether to consolidate a VIE may require judgment in assessing (i) whether an entity is a VIE, and (ii) if a reporting entity is a VIE’s primary beneficiary. A reporting entity is determined to be a VIE’s primary beneficiary if it has the power to direct the activities that most significantly impact a VIE’s economic performance and the obligation to absorb losses or rights to receive benefits that could potentially be significant to a VIE.

We had 292, 308 and 324 stores operated by independent operators as of June 30, 2018, December 29, 2018 and June 29, 2019, respectively. We had agreements in place with each independent operator. The independent operator orders its merchandise exclusively from us which is provided to the independent operator on consignment. Under the independent operator agreement, the independent operator may select a majority of merchandise that we consign to the independent operator, which the independent operator chooses from our merchandise order guide according to the independent operator’s knowledge and experience with local customer purchasing trends, preferences, historical sales and similar factors. The independent operator agreement gives the independent operator discretion to adjust our initial prices if the overall effect of all price changes at any time comports with the reputation of our Grocery Outlet retail stores for selling quality, name-brand consumables and fresh products and other merchandise at extreme discounts. Independent operators are required to furnish initial working capital and to acquire certain store and safety assets. The independent operator is required to hire, train and employ a properly trained workforce sufficient in number to enable the independent operator to fulfill its obligations under the independent operator agreement. The independent operator is responsible for expenses required for business operations, including all labor costs, utilities, credit card processing fees, supplies, taxes, fines, levies and other expenses. Either party may terminate the independent operator agreement without cause upon 75 days’ notice.

As consignor of all merchandise to each independent operator, the aggregate net sales proceeds from merchandise sales belongs to us. Sales related to independent operator stores were $557.1 million and $629.7 million for the 13 weeks ended June 30, 2018 and June 29, 2019, respectively, and $1,089.8 million and $1,219.0 million for the 26 weeks ended June 30, 2018 and June 29, 2019, respectively. We, in turn, pay independent operators a commission based on a share of the gross profit of the store. Inventories and related sales proceeds are our property, and we are responsible for store rent and related occupancy costs. Independent operator commissions were expensed and included in selling, general and administrative expenses. Independent operator commissions were $85.4 million and $95.8 million for the 13 weeks ended June 30, 2018 and June 29, 2019, respectively, and $168.1 million and $187.0 million for the 26 weeks ended June 30, 2018 and June 29, 2019, respectively. Independent operator commissions of $3.9 million and $1.8 million were included in accrued expenses as of December 29, 2018 and June 29, 2019, respectively.

Independent operators may fund their initial store investment from existing capital, a third-party loan or most commonly through a loan from us, as further discussed in Note 2. To ensure independent operator performance, the operator agreements grant us the security interests in the assets owned by the independent operator. The total investment at risk associated with each independent operator is not sufficient to permit each independent operator to finance its activities without additional subordinated financial support and, as a result, the independent operators are VIEs which we have variable interests in. To determine if we are the primary beneficiary of these VIEs, we evaluate whether we have (i) the power to direct the activities that most significantly impact the independent operator’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits of the independent operator that could potentially be significant to the independent operator. Our evaluation includes identification of significant activities and an assessment of its ability to direct those activities.

Activities that most significantly impact the independent operator economic performance relate to sales and labor. Sales activities that significantly impact the independent operators’ economic performance include determining what merchandise the independent operator will order and sell and the price of such merchandise, both of which the independent operator controls. The independent operator is also responsible for all of their own labor. Labor activities that significantly impact the independent operator’s economic performance include hiring, training, supervising, directing, compensating (including wages, salaries and employee benefits) and terminating all of the employees of the independent operator, activities which the independent operator controls. Accordingly, the independent operator has the power to direct the activities that most significantly impact the independent operator’s economic performance. Furthermore, the mutual termination rights associated with the operator agreements do not give the Company power over the independent operator.

Our maximum exposure to the independent operators is generally limited to the gross receivable due from these entities, which $27.8 million was and $33.1 million as of December 29, 2018 and June 29, 2019, respectively. See Note 2 for additional information.

Recently Issued Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13, which was further updated and clarified by the FASB through issuance of additional related ASUs, amends the guidance surrounding measurement and recognition of credit losses on financial assets measured at amortized cost, including trade receivables and debt securities, by requiring recognition of an allowance for credit losses expected to be incurred over an asset’s lifetime based on relevant information about past events, current conditions, and supportable forecasts impacting its ultimate collectability. This “expected loss” model will result in earlier recognition of credit losses than the current “as incurred” model, under which losses are recognized only upon an occurrence of an event that gives rise to the incurrence of a probable loss. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and is to be adopted on a modified retrospective basis. We will adopt ASU 2016-13 beginning in the first quarter of fiscal 2020 and are currently evaluating the impact on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective retrospectively for fiscal years and interim periods within those years beginning after December 15, 2019. We will adopt ASU 2018-15 beginning in the first quarter of fiscal 2020. We do not expect the adoption of ASU 2018-15 to have a material effect on our consolidated financial statements.

Recently Adopted Accounting Standards

We adopted ASU 2016-02, Leases (Topic 842), on December 30, 2018, using the modified retrospective approach with the cumulative effect of transition. The modified retrospective approach provides a method for recording existing leases at adoption with the comparative reporting periods being presented in accordance with ASU No. 2018-11, Leases (Topic 840) . We elected a number of the practical expedients permitted under the transition guidance within the new standard. This included the election to apply the practical expedient package upon transition, which comprised the following:

•	We did not reassess whether expired or existing contracts are or contain a lease;

•	We did not reassess the classification of existing leases; and

•	We did not reassess the accounting treatment for initial direct costs.

In addition, we elected the practical expedient related to short-term leases, which allows us not to recognize a ROU asset and lease liability for leases with an initial expected term of 12 months or less.

Adoption of the new standard resulted in the recordation of additional lease assets of $646.0 million and lease liabilities of $709.0 million on the consolidated balance sheets as of December 30, 2018, which includes the reclassification of amounts presented in comparative periods as deferred rent as a reduction to the ROU assets. The adoption of the new standard did not result in a material cumulative-effect adjustment to the opening balance of retained earnings. The standard did not materially impact the consolidated statement of operations and other comprehensive income (loss) or the consolidated statement of cash flows. See Note 3 for further discussion on the adoption of ASU 2016-02.

2. INDEPENDENT OPERATOR NOTES AND RECEIVABLES

The amounts included in independent operator notes and accounts receivable consist primarily of funds we loaned to independent operators, net of estimated uncollectible amounts.

Independent operator notes are payable on demand and, where applicable, typically bear interest at a rate of 9.95%. Independent operator notes and receivables are also subjected to estimations of collectability based on an evaluation of overall credit quality, the estimated value of the underlying collateral and historical collections experience, including the fact that, typically, independent operators pay third-party operations-related payables prior to paying down their note with us. While estimates are required in making this determination, we believe the independent operator notes and receivables balances, net of allowances, represent what we expect to collect from independent operators.

Amounts due from independent operators and the related allowances and accruals for estimated losses as of December 29, 2018 and June 29, 2019 consisted of the following (in thousands):

		Allowance
	Gross	Current portion	Long-term portion	Net	Current portion	Long-term portion
December 29, 2018
Independent operator notes	$23,450	$(577)	$(7,926)	$14,947	$1,301	$13,646
Independent operator receivables	4,319	(564)	—	3,755	3,755	—

Total	$27,769	$(1,141)	$(7,926)	$18,702	$5,056	$13,646

		Allowance
	Gross	Current portion	Long-term portion	Net	Current portion	Long-term portion
June 29, 2019
Independent operator notes	$27,246	$(704)	$(9,356)	$17,186	$1,515	$15,671
Independent operator receivables	5,877	(596)	—	5,281	5,281	—

Total	$33,123	$(1,300)	$(9,356)	$22,467	$6,796	$15,671

3. LEASES

We generally lease retail facilities for store locations, distribution centers, office space and equipment and account for these leases as operating leases. We account for one retail store lease and certain equipment leases as finance leases. Leases with an initial term of 12 months or less are not recorded on the balance sheet; lease expense for these leases is recognized on a straight-line basis over the lease term. We account for lease components (e.g., fixed payments including rent, real estate taxes and insurance costs) separately from the non-lease components (e.g., common-area maintenance costs).

Leases for 16 of our store locations and one warehouse location are controlled by related parties. As of June 29, 2019, the ROU asset and lease liability related to these properties was $45.6 million and $49.9 million, respectively. As of June 29, 2019, we had executed leases for 33 store locations that we had not yet taken possession of with total undiscounted future lease payments of $196.5 million over approximately 15 years.

Our lease terms may include options to extend the lease when we are reasonably certain that we will exercise such options. Based upon our initial investment in store leasehold improvements, we utilize an initial reasonably certain lease life of 15 years. Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to 5 years or more. Our leases do not include any material residual value guarantees or material restrictive covenants. We also have non-cancelable subleases with unrelated third parties with future minimum rental receipts as of December 29, 2018 totaling $3.6 million ending in various years through 2023, and as of June 29, 2019 totaling $2.6 million ending in various years through 2024, which have not been deducted from the future minimum payments.

The balance sheet classification of our right-of-use assets and lease liabilities as of June 29, 2019 was as follows (in thousands):

Leases	Classification
Assets:
Operating lease assets	Operating right-of-use asset	$676,191
Finance lease assets	Other assets	4,360

Total leased assets		$680,551

Liabilities:
Current
Operating	Current lease liability	$35,615
Finance	Current lease liability	534
Noncurrent
Operating	Lease liability	710,260
Finance	Lease liability	3,913

Total lease liabilities		$750,322

The components of lease expense for the 13 and 26 weeks ended June 29, 2019 were as follows (in thousands):

		13 Weeks Ended	26 Weeks Ended
Lease Cost	Classification	June 29, 2019	June 29, 2019
Operating lease cost	Selling, general and administrative expenses	$23,663	$46,874
Finance lease cost:
Amortization of right-of-use assets	Depreciation and amortization	174	347
Interest on leased liabilities	Interest expense, net	53	124
Sublease income	Other income	(297)	(650)

Net Lease Cost		$23,593	$46,695

Short-term lease expense and variable lease payments recorded in operating expenses were immaterial for the 13 and 26 weeks ended June 29, 2019.

Rental expense for all operating leases for fiscal years ended December 29, 2018, December 30, 2017 and December 31, 2016 (under ASC 840) was as follows (in thousands):

	Fiscal Year Ended
	December 31, 2016	December 30, 2017	December 29, 2018
Rent expense—third-party lessors	$56,825	$72,622	$79,347
Rent expense—related parties	6,490	7,309	7,141
Contingent rentals	619	531	548
Less rentals from subleases	(1,129)	(1,079)	(1,075)

Total rent expense	$62,805	$79,383	$85,961

The undiscounted future lease payments under the lease liability as of December 29, 2018 (under ASC 840) were as follows (in thousands):

	Third Parties	Related Parties	Total
Fiscal 2019	$82,971	$6,152	$89,123
Fiscal 2020	91,538	6,201	97,739
Fiscal 2021	93,090	6,297	99,387
Fiscal 2022	92,359	6,532	98,891
Fiscal 2023	91,955	6,410	98,365
Thereafter	801,832	48,914	850,746

Total future lease payments	$1,253,745	$80,506	$1,334,251

The undiscounted future lease payments under the lease liability as of June 29, 2019 were as follows (in thousands):

Maturity of Lease Liabilities	Operating Leases	Finance Leases	Total
Remainder of fiscal 2019	$45,686	$416	$46,102
Fiscal 2020	92,197	756	92,953
Fiscal 2021	92,807	777	93,584
Fiscal 2022	92,156	724	92,880
Fiscal 2023	91,909	622	92,531
Thereafter	770,151	2,429	772,580

Total lease payments	$1,184,906	$5,724	$1,190,630

Less: Interest	(439,031)	(1,277)

Present value of lease liabilities	$745,875	$4,447

The weighted-average lease term and discount rate as of June 29, 2019 were as follows:

Lease Term and Discount Rate
Weighted-average remaining lease term (years):
Operating leases	12.48
Finance leases	8.32
Weighted-average discount rate:
Operating leases	7.73%
Finance leases	6.04%

Supplemental cash flow information for the 26 weeks ended June 29, 2019 related to leases was as follows (in thousands):

Other Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used by operating leases	$43,015
Leased assets obtained in exchange for new operating lease liabilities—adoption	$641,529
Leased assets obtained in exchange for new operating lease liabilities—26 weeks ended June 29, 2019	$57,020

4. GOODWILL AND INTANGIBLE ASSETS

Information regarding our goodwill and intangible assets as of December 29, 2018 was as follows (in thousands):

	Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	15	$58,400	$(16,431)	$41,969
Customer lists	5	160	(135)	25
Leasehold interests	1–20	30,468	(12,735)	17,733
Computer software	3	18,176	(14,324)	3,852

Total finite-lived intangible assets		107,204	(43,625)	63,579
Liquor licenses	Indefinite	5,245	—	5,245

Total intangible assets		112,449	(43,625)	68,824
Goodwill		747,943	—	747,943

Total goodwill and intangible assets		$860,392	$(43,625)	$816,767

Information regarding our goodwill and intangible assets as of June 29, 2019 was as follows (in thousands):

	Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	15	$58,400	$(18,378)	$40,022
Customer lists	5	160	(151)	9
Leasehold interests	1–20	30,468	(14,412)	16,056
Computer software	3	19,227	(15,725)	3,502

Total finite-lived intangibles		108,255	(48,666)	59,589
Liquor licenses	Indefinite	5,811	—	5,811

Total intangible assets		114,066	(48,666)	65,400
Goodwill		747,943	—	747,943

Total goodwill and other intangibles		$862,009	$(48,666)	$813,343

Amortization expense on finite-lived intangible assets was $2.5 million and $2.3 million for the 13 weeks ended June 30, 2018 and June 29, 2019, respectively, and $4.9 million and $5.1 million for the 26 weeks ended June 30, 2018 and June 29, 2019, respectively. Liquor license assets have been classified as indefinite-lived intangible assets and accordingly, are not subject to amortization. We had no impairments of goodwill or intangible assets recorded in the 26 weeks ended June 30, 2018 and June 29, 2019.

The estimated future amortization expense related to finite-lived intangible assets at June 29, 2019 was as follows (in thousands):

Remainder of fiscal 2019	$4,672
Fiscal 2020	8,474
Fiscal 2021	7,417
Fiscal 2022	6,315
Fiscal 2023	5,621
Thereafter	27,090

Total	$59,589

5. Long-Term Debt

Long-term debt consisted of the following (in thousands):

	December 29, 2018		June 29, 2019		Contractual Interest Rate		Effective Interest Rate		Maturity Date
Term loans:
First Lien Credit Agreement	$725,000	(1)	$475,188		3.75% + Eurodollar rate, or 2.75% + ABR rate	(2),(3)	6.14%	(5)	October 2025
Second Lien Credit Agreement	150,000	(1)	—		7.25% + Eurodollar rate, or 6.25% + ABR rate	(2),(3)	— %	(6)	October 2026
Revolving credit facility	—		—		3.25 % to 3.75% + Eurodollar rate, or 2.25% to 2.75% + ABR rate	(2),(3),(4)	— %		October 2023
Notes payable	—		357
Capital lease	2,019		—

Long-term debt—gross	877,019		475,545
Less: Debt discounts and debt issuance costs, net of amortization	(19,651)	(1)	(13,159)

Long-term debt—net	857,368		462,386
Less: Current portion	(7,349)		(267)	(7)

Long-term debt —noncurrent	$850,019		$462,119

(1)

To conform with current period presentation, unamortized debt discounts of $1.8 million and $1.5 million as of December 29, 2018 have been reclassified from “First Lien Credit Agreement” and “Second Lien Credit Agreement,” respectively, and included in “Debt discounts and debt issuance costs, net of amortization.” This reclassification had no impact on our condensed consolidated financial statements for 2018.

(2)

Eurodollar rate has a floor rate of 0.00% and is subject to adjustment required under regulations issued by the Federal Reserve Board for determining maximum reserve requirements with respect to Eurocurrency funding.

(3)	ABR rate is the highest of the prime rate, the federal funds effective rate + 0.50%, or Eurodollar rate +1.00%.
(4)	Rates vary depending on the applicable first lien secured leverage ratio as defined by the agreement.
(5)	Represents the effective interest rate as of June 29, 2019.
(6)	We repaid this term loan balance in full in connection with the closing of our IPO in June 2019 as further discussed below.
(7)

Represents our note payments due in the next 12 months. As discussed below, the principal payment of our outstanding term loan under the First Lien Credit Agreement will not be due until its maturity date.

First Lien Credit Agreement

On October 22, 2018, GOBP Holdings, Inc (“GOBP Holdings”), our wholly owned subsidiary, together with another of our wholly owned subsidiary, entered into a first lien credit agreement (the “First Lien Credit Agreement”) with a syndicate of lenders for a $725.0 million senior term loan and a revolving credit facility for an amount up to $100.0 million, with a sub-commitment for a $35.0 million letter of credit and a sub-commitment for $20.0 million of swingline loans. Borrowings under the First Lien Credit Agreement is secured by substantially all the assets of the borrower subsidiary and its guarantors. The term loan proceeds were primarily used for retiring the prior first lien credit agreement and paying the dividends related to our 2018 recapitalization. As of June 29, 2019, we had standby letters of credit outstanding totaling $3.6 million under the First Lien Credit Agreement.

Starting April 1, 2019, a minimum interest payment of $1.8 million is payable quarterly with the remainder due on the maturity date. We are required to pay a quarterly commitment fee ranging from 0.25% to 0.50% on the daily unused amount of the commitment under the revolving credit facility based upon the leverage ratio defined in the agreement and certain criteria specified in the agreement. We are also required to pay fronting fees and other customary fees for letters of credit issued under the revolving credit facility.

The First Lien Credit Agreement permits voluntarily prepayment on borrowings without premium or penalty. In connection with the closing of our IPO, we prepaid $248.0 million of principal and $3.8 million of interest on June 24, 2019 and elected to apply the prepayment against the remaining principal installments in the direct order of maturity. No further principal payment on the term loan will be due until the maturity date of this term loan. The terms of the First Lien Credit Agreement include mandatory prepayment requirements on the term loan if certain conditions are met (as described in the First Lien Credit Agreement).

On July 23, 2019, GOBP Holdings together with another of our wholly owned subsidiary entered into an incremental agreement (the “Incremental Agreement”) to amend the First Lien Credit Agreement. The Incremental Agreement refinanced the term loan outstanding under the First Lien Credit Agreement with a replacement $475.2 million senior secured term loan credit facility with an applicable margin of 3.50% or 3.25% for eurodollar loans and 2.50% or 2.25% for base rate loans, in each case depending on the public corporate family rating of GOBP Holdings. This new term loan matures on October 22, 2025, which is the same maturity date as provided under our First Lien Credit Agreement.

Second Lien Credit Agreement

On October 22, 2018, a wholly owned subsidiary of the Company entered into a second lien credit agreement with a syndicate of lenders for a $150.0 million senior term loan. The proceeds were primarily used for retiring the prior second lien credit agreement and paying the dividends related to our 2018 recapitalization.

The term loan under the Second Lien Credit Agreement did not require minimum quarterly principal payment. The Second Lien Credit Agreement did require mandatory prepayment if certain conditions were met and permitted voluntarily prepayment on borrowings without premium or penalty.

On June 24, 2019, we terminated the Second Lien Credit Agreement and repaid in full the outstanding principal balance of $150.0 million and accrued interest of $3.6 million. Accordingly, we wrote off the remaining debt issuance costs of $3.8 million and loan discounts of $1.4 million on June 24, 2019.

Debt Covenant

The First Lien and Second Lien Credit Agreements contain certain customary representations and warranties, subject to limitations and exceptions, and affirmative and customary covenants. The First Lien and Second Lien Credit Agreements have the ability to restrict us from entering into certain types of transactions and making certain types of payments including dividends and stock repurchase and other similar distributions, with certain exceptions. Additionally, the revolving credit facility under our First Lien Credit Agreement is subject to a first lien secured leverage ratio of 7.00 to 1:00, tested quarterly if, and only if, the aggregate principal amount from the revolving facility, letters of credit (to the extent not cash collateralized or backstopped or, in the aggregate, not in excess of the greater of $10.0 million and the stated face amount of letters of credit outstanding on the closing date) and swingline loans outstanding and/or issued, as applicable, 35% of the total amount of the revolving credit facility commitments.

As of June 29, 2019, we were not subject to the first lien secured leverage ratio testing requirement. Additionally, we were in compliance with all applicable covenant requirements as of June 29, 2019 for our First Lien Credit Agreement and as of June 24, 2019, the agreement termination date, for our Second Lien Credit Agreement.

Schedule of Principal Maturities

Principal maturities of our debt as of June 29, 2019 were as follows (in thousands):

Remainder of fiscal 2019	$90
Fiscal 2020	267
Fiscal 2021	—
Fiscal 2022	—
Fiscal 2023	—
Thereafter	475,188

Total	$475,545

Interest Expense

Interest expense, net, consisted of the following (in thousands):

	13 Weeks Ended		26 Weeks Ended
	June 30, 2018	June 29, 2019	June 30, 2018	June 29, 2019
Interest on term loan debt	$13,147	$15,158	$25,240	$31,256
Amortization of debt issuance costs	1,092	644	2,185	1,295
Interest on capital leases	29	53	59	124
Other	—	—	—	7
Interest income	(294)	(403)	(598)	(792)

Interest expense, net	$13,974	$5,452	$26,886	$31,890

Debt Extinguishment and Modification Costs

Debt extinguishment and modification costs consisted of following (in thousands):

	13 Weeks Ended		26 Weeks Ended
	June 30, 2018	June 29, 2019	June 30, 2018	June 29, 2019
Write off of debt issuance costs	$—	$3,788	$—	$3,788
Write off of loan discounts	—	1,374	—	1,374

Debt extinguishment and modification costs	$—	$5,162	$—	$5,162

6. STOCKHOLDERS’ EQUITY

Equity Incentive Plans

Our 2014 Stock Incentive Plan (the “2014 Plan”) became effective on October 21, 2014. Under the 2014 Plan, we granted stock options and restricted stock units (“RSUs”) to purchase shares of our common stock. Effective as of June 19, 2019, we terminated the 2014 Plan and no further equity awards may be issued under the 2014 Plan. Any outstanding awards granted under the 2014 Plan will remain subject to the terms of the 2014 Plan and the applicable equity award agreements.

On June 4, 2019, our board of directors and stockholders approved the 2019 Incentive Plan (the “2019 Plan”). An aggregate of 4,597,862 shares of common stock were reserved for issuance under the 2019 Plan. In addition, on the first day of each fiscal year beginning in 2020 and ending in 2029, the 2019 Plan provides for an annual automatic increase of the shares reserved for issuance in an amount equal to the positive difference between (i) 4% of the outstanding common stock on the last day of the immediately preceding fiscal year and (ii) the plan share reserve on the last day of the immediately preceding fiscal year, or a lesser number as determined by our board of directors.

Fair Value Determination

The fair value of option and RSU awards is determined as of the grant date. For time-based options, a Black-Scholes valuation model is utilized. For performance-based options, a Monte Carlo simulation approach implemented in a risk-neutral framework is utilized. For RSUs, the current stock price estimate was utilized prior to the IPO. Following the pricing of the IPO, the stock price based on the market closing price on the date of grant has been utilized to determine the fair value of the awards.

The respective models resulted in a weighted-average fair value for time-based and performance-based options and RSUs granted as of June 29, 2019 were as follows:

June 29, 2019
Time-based options	$7.66
Performance-based options	6.80
RSUs	26.98

The fair values of time-based options were estimated as of the grant date using the Black-Scholes valuation model with the following assumptions:

26 Weeks Ended
June 29, 2019
Exercise price	$21.66
Volatility	35.0%
Risk-free rate	2.8%
Dividend yield	—%
Expected life (in years)	3.22

The valuation models require the input of highly subjective assumptions. Expected volatility of the options is based on companies of similar growth and maturity and our peer group in the industry in which we do business because we do not have sufficient historical volatility data for our own shares. The expected term of the options represents the period of time that options granted were expected to be outstanding. The risk-free rate was based on the U.S. treasury zero-coupon issues, with a remaining term equal to the expected term of the options used in the respective valuation model. In the future, our expected volatility and expected term may change, which could change the grant-date fair value of future awards and, ultimately, the expense we record.

Grant Activity

The following table summarizes our stock option activity under all equity incentive plans during the 26 weeks ended June 29, 2019:

	Time-Based Options		Performance-Based Options
	Number of Options	Weighted- Average Exercise Price	Number of Options		Weighted- Average Exercise Price
Outstanding—December 29, 2018	5,798,375	$7.53	5,795,330		$4.40

Granted	1,363,822	21.66	99,788		17.29
Exercised	(30,000)	7.13	—		—
Forfeitures	(27,635)	9.42	(51,775)		5.41

Outstanding—June 29, 2019	7,104,562	10.24	5,843,343		4.61

Total exercisable at June 29, 2019	4,188,061		—

Total vested and expected to vest at June 29, 2019	7,004,655		5,597,528	(1)

(1)	No performance-based options had been vested as of June 29, 2019. The number above reflects the 5.8 million unvested outstanding performance-based options, net of estimated forfeitures.

The following table summarizes our RSU activity under all equity incentive plans during the 26 weeks ended June 29, 2019:

	Number of Shares	Weighted- Average Grant Date Fair Value
Nonvested—December 29, 2018	80,820	$8.80
Granted	192,296	26.98
Vested / Released	(42,464)	8.36
Canceled / forfeited	—	—

Outstanding—June 29, 2019	230,652	24.04

On June 4, 2019, our board of directors approved the grant of 1,364,348 options with an exercise price equal to the IPO price and 161,221 RSUs under our 2019 Plan. These grants were effective on the pricing of the IPO, with respect to options, and upon the effectiveness of our Registration Statement on Form S-8, with respect to RSUs. Our IPO price was $22.00 per share of common stock.

Stock-Based Compensation

We recognize compensation expense on options and RSUs by amortizing the grant date fair value over the expected vesting period to the extent we determine the vesting of the grant is probable.

Time-Based Options

We did not record compensation expense for time-based options held by employees granted prior to our IPO because involuntary termination, change in control or initial public offering were not deemed probable. These time-based options were subject to a post-termination repurchase right by us until the aforementioned contingent events occurred. As a result, other than in limited circumstances, stock issued upon the exercise of these options could be repurchased at our discretion. This repurchase feature resulted in deferred stock-based compensation expenses on these options. Accordingly, upon the completion of our IPO, we began recognizing stock-based compensation expense related to these outstanding time-based options as the contingent event had occurred and the repurchase feature had lapsed.

During the 13 and 26 weeks ended June 29, 2019, we recognized stock-based compensation expense totaling $22.5 million for all outstanding time-based options, of which $22.4 million related to those granted prior to the IPO. Unamortized compensation cost was $13.2 million as of June 29, 2019, which is expected to be amortized over a weighted average period of 3.49 years.

Performance-Based Options

We determined that the ultimate vesting of the 5,843,343 shares of outstanding performance-based options was not probable because the performance target’s achievement was not probable as of June 29, 2019 and, accordingly, did not recognize any expense related to these awards. Unamortized compensation cost was $26.1 million for outstanding performance-based options as of June 29, 2019, which will be amortized over the remaining requisite service period if and when we determine that vesting is probable.

Restricted Stock Units

We recognized compensation expense for RSUs held by directors and employees of $0.2 million and $0.3 million in the 13 and 26 weeks ended June 29, 2019, respectively, and $0.1 million and $0.2 million in the same periods of 2018. Unamortized compensation expense for the RSUs was $5.3 million as of June 29, 2019, which is expected to be amortized over a weighted average period of 2.00 years.

For time-based options and RSUs that were outstanding on the dividend dates of June 23, 2016 and October 22, 2018 and that are expected to vest in fiscal year 2019 and beyond, we intend to make dividend payments as these time-based options and RSUs vest. Pursuant to the 2014 Plan, if we are unable to make those payments, we may instead elect to reduce the per share exercise price of each such option by an amount equal to the dividend amount in lieu of making the applicable option payment. As such, our dividends are not considered declared and payable and are not accrued as a liability in our condensed consolidated balance sheet as of June 29, 2019. We paid an immaterial amount of dividends during the 13 and 26 weeks ended June 29, 2019, which was included in the stock-based compensation expense.

7. INCOME TAXES

Income tax expense (benefit) and effective tax rate for the periods presented were as follows (dollars in thousands):

	13 Weeks Ended		26 Weeks Ended
	June 30, 2018	June 29, 2019	June 30, 2018	June 29, 2019
Income tax expense (benefit)	$2,748	$(4,247)	$4,832	$(2,803)
Effective tax rate	27.4%	28.5%	27.4%	29.0%

The effective tax rate is higher than the U.S. statutory tax rate of 21% primarily due to state income taxes and permanently nondeductible expenses. The changes in the effective tax rates for the 13 and 26 weeks ended June 29, 2019 compared to the corresponding periods of 2018 were mainly due to the decrease in forecasted income for 2019, driven primarily by the recognition of stock-based compensation expense in connection with our IPO as discussed in Note 6. As a result, this increased our estimated annual effective tax rate for 2019 and thus the effective tax rates for the 13 and 26 weeks ended June 29, 2019.

Our policy is to recognize interest and penalties associated with uncertain tax benefits as part of the income tax provision and include accrued interest and penalties with the related income tax liability on our condensed consolidated balance sheets. To date, we have not recognized any interest and penalties in our condensed consolidated statements of operations, nor have we accrued for or made payments for interest and penalties. We had no unrecognized tax benefits as of December 29, 2018 and June 29, 2019.

8. RELATED PARTY TRANSACTIONS

We leased property from entities affiliated with certain of our non-controlling stockholders for 19 store locations and one warehouse location as of June 30, 2018 and for 16 store locations and one warehouse location as of June 29, 2019.

As of June 30, 2018 and June 29, 2019, one independent operator store was operated by family members of one employee. Independent operator commissions for this store totaled $0.3 million for each of the 13 weeks ended June 30, 2018 and June 29, 2019, and $0.6 million for each of the 26 weeks ended June 30, 2018 and June 29, 2019.

We offer interest-bearing notes to independent operators and the gross receivable due from these entities was $27.8 million and $33.1 million as of December 29, 2018 and June 29, 2019, respectively. See Note 2 for additional information.

9. COMMITMENTS AND CONTINGENCIES

We are involved from time to time in claims, proceedings, and litigation arising in the normal course of business. We do not believe the impact of such litigation will have a material adverse effect on our consolidated financial statements taken as a whole.

10. EARNINGS PER SHARE

Earnings Per Share Attributable to Common Stockholders

A reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share attributable to common stockholders is as follows (dollars and shares in thousands, except per share amounts):

	13 Weeks Ended		26 Weeks Ended
	June 30, 2018	June 29, 2019	June 30, 2018	June 29, 2019
Numerator
Net income (loss) attributable to common stockholders – basic	$7,286	$(10,632)	$12,811	$(6,858)
Denominator
Weighted-average shares of common stock—basic	68,475	70,475	68,471	69,494
Effect of dilutive RSUs	37	—	28	—
Weighted-average shares of common stock—diluted (1)(2)	68,512	70,475	68,499	69,494
Earnings (net loss) per share attributable to common stockholders:
Basic	$0.11	$(0.15)	$0.19	$(0.10)
Diluted	$0.11	$(0.15)	$0.19	$(0.10)

(1)

As discussed in Note 6, we determined that the ultimate vesting of the 5.8 million granted but not yet vested performance-based options was not probable as of June 30, 2018 and June 29, 2019. Accordingly, these options were not included in the weighted-average diluted shares for the periods presented as the ultimate vesting of the performance options was deemed an unresolved contingent event. If and when vesting occurs, any vested performance-based options will be included in the weighted-average diluted shares at that time. See Note 6 for additional information.

(2)

The weighted-average diluted shares for the 13 and 26 weeks ended June 30, 2018 did not include time-based options as the occurrence of a contingent event (involuntary termination, change in control or initial public offering) was not deemed probable. See Note 6 for more information. Upon the completion of the IPO in June 2019, the contingent event had occurred and therefore time-based options were included in the weighted-average diluted shares for the 13 and 26 weeks ended June 29, 2019. However, these time-based options did not result in an impact to our diluted net loss per shares due to their anti-dilutive effect given our net loss position for the 13 and 26 weeks ended June 29, 2019.

The following weighted-average common stock equivalents were excluded from the calculation of diluted earnings (net loss) per share because their effect would have been anti-dilutive (in thousands):

	13 Weeks Ended		26 Weeks Ended
	June 30, 2018	June 29, 2019	June 30, 2018	June 29, 2019
RSUs	—	79	—	59
Options	—	5,935	—	5,838

Total	—	6,014	—	5,897

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant and the selling stockholders in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and Nasdaq listing fee.

Amount to be paid
SEC Registration Fee	$66,909
FINRA Filing Fee	77,822
Legal Fees and Expenses	600,000
Accounting Fees and Expenses	200,000
Printing Fees and Expenses	125,000
Transfer Agent and Registrar Fees	9,000
Miscellaneous Expenses	56,269

Total	$1,135,000

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the full extent authorized by the DGCL.

We have entered into indemnification agreements with each of our directors and executive officers. Such agreements may require us, among other things, to advance expenses and otherwise indemnify our executive officers and directors against certain liabilities that may arise by reason of their status or service as executive officers or directors, to the fullest extent permitted by law. We intend to enter into indemnification agreements with any new directors and executive officers in the future.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, any provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We maintain and expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

Since September 30, 2016, we have granted stock option and restricted stock units to purchase or acquire, as applicable, an aggregate of 1,362,712 shares of our common stock to employees and directors under our 2014 Stock Incentive Plan. These options have had exercise prices ranging between $8.09 and $13.16 when such options were issued. On June 4, 2019, we granted options to purchase 1,364,348 shares of our common stock to employees effective as of the pricing of our initial public offering. These options have an exercise price per share of common stock equal to the initial public offering price of our common stock. The issuances of these stock options and restricted stock units were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. See Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. Schedule I—Registrant’s Condensed Financial Statements is included in the registration statement beginning on page F-32.

Item 17. Undertakings

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1†	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of Grocery Outlet Holding Corp. (incorporated by reference to Exhibit 4.1 filed with the Company’s Registration Statement on Form S-8 (File No. 333-232318) filed with the SEC on June 24, 2019)

3.2	Amended and Restated Bylaws of Grocery Outlet Holding Corp. (incorporated by reference to Exhibit 4.1 filed with the Company’s Registration Statement on Form S-8 (File No. 333-232318) filed with the SEC on June 24, 2019)

4.1	Form of Stock Certificate for Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

4.2	Amended and Restated Stockholders Agreement by and among Grocery Outlet Holding Corp. and the other parties named therein (incorporated by reference to Exhibit 4.5 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

5.1†	Opinion of Simpson Thacher & Bartlett LLP

10.1	Incremental Agreement, dated as of July 23, 2019, among GOBP Holdings, Inc., Globe Intermediate Corp., certain subsidiaries of GOBP Holdings, Inc., the lenders party thereto, and Morgan Stanley Senior Funding, Inc., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38950) filed with the SEC on July 25, 2019

10.2	First Lien Credit Agreement, dated as of October 22, 2018, among Globe Intermediate Corp., GOBP Holdings, Inc., Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, the lenders from time to time party thereto and the letter of credit issuers from time to time party thereto (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.3	First Lien Security Agreement, dated as of October 22, 2018, among Globe Intermediate Corp., GOBP Holdings, Inc., the subsidiaries of GOBP Holdings, Inc. from time to time party thereto and Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.4	First Lien Pledge Agreement, dated as of October 22, 2018, among Globe Intermediate Corp., GOBP Holdings, Inc., the subsidiaries of GOBP Holdings, Inc. from time to time party thereto and Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.5	First Lien Copyright Security Agreement, dated as of October 22, 2018, between Grocery Outlet, Inc. and Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.6	First Lien Trademark Security Agreement, dated as of October 22, 2018, between Grocery Outlet, Inc. and Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

Exhibit Number	Description

10.7	First Lien Guarantee, dated as of October 22, 2018, among Globe Intermediate Corp., GOBP Holdings, Inc., the subsidiaries of GOBP Holdings, Inc. from time to time party thereto and Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.8*	Globe Holding Corp. 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.9*	Amended and Restated Performance Vesting Stock Option Grant Notice and Agreement (Globe Holding Corp. 2014 Stock Incentive Plan) (Eric J. Lindberg, Jr., S. MacGregor Read, Jr.), dated October 21, 2014 (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.10*	Amended and Restated Time Vesting Stock Option Grant Notice and Agreement (Globe Holding Corp. 2014 Stock Incentive Plan) (Eric J. Lindberg, Jr., S. MacGregor Read, Jr.), dated October 21, 2014 (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.11*	Form of Performance Vesting Stock Option Grant Notice and Agreement (Globe Holding Corp. 2014 Stock Incentive Plan) (Charles C. Bracher, Robert Joseph Sheedy, Jr., Thomas H. McMahon, Steven K. Wilson) (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.12*	Form of Time Vesting Stock Option Grant Notice and Agreement (Globe Holding Corp. 2014 Stock Incentive Plan) (Charles C. Bracher, Robert Joseph Sheedy, Jr., Thomas H. McMahon, Steven K. Wilson) (incorporated by reference to Exhibit 10.1 to Amendment No. 17 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.13*	Grocery Outlet Holding Corp. 2019 Incentive Plan (incorporated by reference to Exhibit 10.18 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

10.14*	Form of Nonqualified Option Grant and Award Agreement (Grocery Outlet Holding Corp. 2019 Incentive Plan) (incorporated by reference to Exhibit 10.19 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

10.15*	Form of Restricted Stock Unit Grant and Award Agreement (Grocery Outlet Holding Corp. 2019 Incentive Plan) (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

10.16*	Grocery Outlet Inc. 2019 Annual Incentive Plan (incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

10.17*	Amended and Restated Executive Employment Agreement by and between Eric J. Lindberg, Jr., Grocery Outlet Inc. and Globe Holding Corp., dated October 7, 2014 (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.18*	Amended and Restated Executive Employment Agreement by and between S. MacGregor Read, Jr., Grocery Outlet Inc. and Globe Holding Corp., dated October 7, 2014 (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

Exhibit Number	Description

10.19*	Restrictive Covenant Agreement, by and between Eric J. Lindberg, Jr. and Globe Holding Corp., dated September 13, 2014 (incorporated by reference to Exhibit 10.24 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.20*	Restrictive Covenant Agreement, by and between S. MacGregor Read, Jr. and Globe Holding Corp., dated September 13, 2014 (incorporated by reference to Exhibit 10.25 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.21*	Grocery Outlet Inc. Executive Change in Control Agreement, by and between Charles C. Bracher, Grocery Outlet Inc. and Globe Holding Corp., dated October 7, 2014 (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.22*	Grocery Outlet Inc. Executive Change in Control Agreement, by and between Robert Joseph Sheedy, Jr., Grocery Outlet Inc. and Globe Holding Corp., dated October 7, 2014 (incorporated by reference to Exhibit 10.27 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.23*	Grocery Outlet Inc. Executive Change in Control Agreement, by and between Thomas H. McMahon, Grocery Outlet Inc. and Globe Holding Corp., dated October 7, 2014 (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.24*	Grocery Outlet Inc. Executive Change in Control Agreement, by and between Steven K. Wilson, Grocery Outlet Inc. and Globe Holding Corp., dated October 7, 2014 (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

10.25*	Form of Globe Holding Corp. Non-Employee Director Restricted Stock Unit Agreement (Globe Holding Corp. 2014 Stock Incentive Plan) (incorporated by reference to Exhibit 10.30 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

10.26*	Form of Indemnification Agreement between Grocery Outlet Holding Corp. and directors and executive officers of Grocery Outlet Holding Corp. (incorporated by reference to Exhibit 10.31 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on June 10, 2019)

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-231428) filed with the SEC on May 22, 2019)

23.1†	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

23.3†	Consent of eSite Inc.

24.1†	Power of Attorney (included in the signature page to this Registration Statement)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

Exhibit Number	Description

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Management contract or compensatory plan or arrangement.
†	Previously filed.

Signatures

Pursuant to the requirements of the Securities Act, we have duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on October 3, 2019.

Grocery Outlet Holding Corp.

By:	/s/ Pamela B. Burke
Name:	Pamela B. Burke
Title:	Chief Administrative Officer, General Counsel and Secretary

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on October 3, 2019.

Signature	Title

* Eric J. Lindberg, Jr	Executive Officer and Director (Principal Executive Officer)

* Charles C. Bracher	Chief Financial Officer and Treasurer (Principal Financial Officer)

/s/ Lindsay E. Gray Lindsay E. Gray	Vice President Corporate Controller (Principal Accounting Officer)

* Erik D. Ragatz	Director, Chairman of the Board

* Kenneth W. Alterman	Director

* Matthew B. Eisen	Director

* Thomas F. Herman	Director

* S. MacGregor Read, Jr.	Director

* Norman S. Matthews	Director

* Sameer Narang	Director

* Jeffrey York	Director

*By:	/s/ Pamela B. Burke
Name: Pamela B. Burke Title: Attorney-in-Fact